     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 1998

                                                    REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                         HOUSEHOLD INTERNATIONAL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                    6711                    36-3121988
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL
     INCORPORATION OR         CLASSIFICATION CODE        IDENTIFICATION NO.)
      ORGANIZATION)                 NUMBER)

     2700 SANDERS ROAD, PROSPECT HEIGHTS, ILLINOIS, 60070, (847) 564-5000 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                 OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                             JOHN W. BLENKE, ESQ.
            VICE PRESIDENT -- CORPORATE LAW AND ASSISTANT SECRETARY
                          HOUSEHOLD INTERNATIONAL, INC.
                               2700 SANDERS ROAD
                       PROSPECT HEIGHTS, ILLINOIS 60070
                                (847) 564-6150
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                       COPIES OF ALL COMMUNICATIONS TO:
  ANDREW R. BROWNSTEIN,     JAMES H. GILLIAM, JR.,    RICHARD L. EASTON, ESQ.
           ESQ.                      ESQ.              SKADDEN, ARPS, SLATE,
WACHTELL, LIPTON, ROSEN &   BENEFICIAL CORPORATION       MEAGHER & FLOM LLP
           KATZ            301 NORTH WALNUT STREET       ONE RODNEY SQUARE
   51 WEST 52ND STREET       WILMINGTON, DELAWARE       WILMINGTON, DELAWARE
 NEW YORK, NEW YORK 10019           19801                      19801
      (212) 403-1000            (302) 425-2501             (302) 651-3000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective time of this Registration Statement and the effective time of the merger of a subsidiary of Household International, Inc. and Beneficial Corporation, as described in the Agreement and Plan of Merger, dated as of April 7, 1998, attached as Appendix A to the Joint Proxy Statement--Prospectus forming a part of this Registration Statement.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                                                       (continued on next page)

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                           PROPOSED
                                           MAXIMUM        PROPOSED
 TITLE OF EACH CLASS OF                    OFFERING       MAXIMUM       AMOUNT OF
    SECURITIES TO BE      AMOUNT TO BE    PRICE PER      AGGREGATE     REGISTRATION
       REGISTERED        REGISTERED(1)      SHARE      OFFERING PRICE     FEE(6)
-----------------------------------------------------------------------------------
Common Stock, par value
 $1.00 per share........  167,362,654      $43.068(2)  $7,207,974,782   $2,126,353
-----------------------------------------------------------------------------------
5% Cumulative Preferred
 Stock..................      407,718      $46.25 (3)  $   18,856,958   $    5,563
-----------------------------------------------------------------------------------
$4.50 Dividend
 Cumulative Preferred
 Stock..................      103,976      $81.875(4)  $    8,513,035   $    2,511
-----------------------------------------------------------------------------------
$4.30 Dividend
 Cumulative Preferred
 Stock..................      836,585      $78.50 (5)  $   65,671,923   $   19,373
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

(1) Based upon an estimate of the maximum number of shares of common stock, par value $1.00 per share ("Household Common Stock"), 5% Cumulative Preferred Stock, $4.50 Dividend Cumulative Preferred Stock and $4.30 Dividend Convertible Preferred Stock, respectively, of Household International, Inc. ("Household") to be issued in connection with the merger (the "Merger") of a wholly owned subsidiary of Household with and into Beneficial Corporation ("Beneficial").
(2) Calculated in accordance with Rule 457(f)(1) based on the aggregate market value of the shares of common stock, par value $1.00 per share, of Beneficial ("Beneficial Common Stock") expected to be cancelled in connection with the Merger and the shares of $5.50 Dividend Convertible Preferred Stock of Beneficial ("Beneficial Convertible Stock") to be deemed converted into shares of Beneficial Common Stock at the time of the Merger, and computed by dividing (a) the sum of (i) the product of (A) the average of the high and low sales prices of Beneficial Common Stock as reported on the New York Stock Exchange, Inc. (the "NYSE") Composite Transactions List on May 28, 1998 ($132.0625) and (B) 54,435,871,
    representing the maximum number of shares of Beneficial Common Stock expected to be cancelled in connection with the Merger and (ii) the product of (A) the average of the high and low sales prices of Beneficial Convertible Stock as reported on the NYSE Composite Transactions List on May 26, 1998 ($1,222.00) and (B) 15,566, representing the maximum number of shares of Beneficial Convertible Stock to be deemed converted into shares of Beneficial Common Stock at the time of the merger, by (b) 167,362,654, representing the maximum number of shares of Household Common Stock expected to be issued in connection with the Merger.
(3) Calculated in accordance with Rule 457(f)(1) based on the average of the high and low sales prices of the 5% Cumulative Preferred Stock of Beneficial on the NYSE Composite Transactions List on May 28, 1998 ($46.25).
(4) Calculated in accordance with Rule 457(f)(1) based on the average of the high and low sales prices of the $4.50 Dividend Cumulative Preferred Stock of Beneficial on the NYSE Composite Transactions List on May 28, 1998 ($81.875).
(5) Calculated in accordance with Rule 457(f)(1) based on the product of the average of the high and low sales prices of the $4.30 Dividend Cumulative Preferred Stock of Beneficial on the NYSE Composite Transactions List on May 29, 1998 ($78.50).
(6) In accordance with Rule 457(b), $1,433,559 paid on April 20, 1998 in connection with the filing of the Joint Proxy Statement-Prospectus forming a part of this Registration Statement as preliminary proxy material has been credited against the registration fee of $2,153,800, leaving $720,241 payable in connection with the filing of this Registration Statement.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                     LOGO

                                                                   June 2, 1998

Dear Fellow Stockholder:

  We are pleased to enclose information relating to a Special Meeting of Stockholders of Household International, Inc. ("Household") to be held at 2445 M Street, N.W., 9th Floor, Washington, D.C., at 8:30 a.m. local time on June 30, 1998.

  On April 7, 1998, Household and Beneficial Corporation ("Beneficial") entered into a definitive agreement to combine Household with Beneficial by merging Beneficial with a wholly owned subsidiary of Household. The merger has been approved by the Boards of Directors of both Household and Beneficial.

  The purpose of our Special Meeting is to consider and vote on the issuance of Household capital stock to Beneficial stockholders in the proposed merger.

  The merger with Beneficial is strategically important for our company as the financial industry consolidates. This combination will bring together two of the oldest brands in the consumer finance industry which we believe will create a preeminent branch based consumer finance company. As a result of the merger, Household will be a stronger company financially, one that we believe will be better positioned to continue to provide superior total shareholder returns as compared to the S&P 500. Our combined company will have pro forma combined managed assets of approximately $72.3 billion, approximately 29.8 million customer accounts on a combined basis and pro forma combined common shareholders' equity of approximately $5.8 billion.

  YOUR BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ISSUANCE OF HOUSEHOLD COMMON SHARES IN CONNECTION WITH THE MERGER. The enclosed Joint Proxy Statement-Prospectus explains in detail the terms of the proposed Merger and related matters. Please carefully review and consider all of this information.

  Consummation of the Merger is subject to certain conditions, including among others approval of certain matters in connection with the Merger by the requisite vote of the stockholders of both Beneficial and Household, and approval of the Merger by various regulatory authorities.

  Stockholders are entitled to vote all shares of common stock held by them on May 28, 1998, which is Household's record date for the Special Meeting.

  The approval of the issuance of Household common shares in connection with the Merger by the Household common stockholders requires the affirmative vote of a majority of the votes cast by holders of Household common stock, provided that the total number of votes cast represents over 50% of the total number of outstanding shares. In order to ensure that your vote is represented at the meeting, please sign, date and mail your proxy card in the enclosed envelope. You are, of course, welcome to attend the meeting and to vote your shares in person.

                                          /s/ William F. Aldinger
                                          William F. Aldinger
                                          Chairman and Chief Executive Officer

                         HOUSEHOLD INTERNATIONAL, INC.

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON JUNE 30, 1998

                               ----------------

  A Special Meeting of Stockholders of Household International, Inc. ("Household") will be held at 2445 M Street, N.W., 9th Floor, Washington, D.C. 20037, at 8:30 a.m. local time on June 30, 1998, to consider and act upon:

  (1) The issuance of shares of common stock of Household, par value $1.00 per share ("Common Stock"), pursuant to the merger (the "Merger") of Household Acquisition Corporation II, a wholly owned subsidiary of Household ("Merger Sub"), with and into Beneficial Corporation ("Beneficial"), upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of April 7, 1998, among Household, Beneficial and Merger Sub.

  (2) A proposal to adjourn the Special Meeting, if necessary, to allow for the soliciting of additional proxies in the event that there are not sufficient votes at the time of the Special Meeting to approve the foregoing proposal or for any such other reason deemed appropriate.

  Only holders of record of Common Stock at the close of business on May 28, 1998, are entitled to vote at the Special Meeting or any adjournments or postponements thereof. Approval of the matters to be voted on at the Special Meeting requires the affirmative vote of a majority of the votes cast by holders of Common Stock, provided that the total number of votes cast represents over 50% of the total number of outstanding shares.

                                         /s/ Paul R. Shay
                                         Paul R. Shay
                                         Assistant General Counsel
                                         and Corporate Secretary

June 2, 1998

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY, WHETHER OR NOT YOU PLAN
                         TO ATTEND THE SPECIAL MEETING.

           THE BOARD OF DIRECTORS OF HOUSEHOLD UNANIMOUSLY RECOMMENDS
         THAT STOCKHOLDERS VOTE FOR APPROVAL OF THE MATTERS TO BE VOTED
                          UPON AT THE SPECIAL MEETING.

                                     LOGO

                                                                   June 2, 1998

Dear Fellow Stockholder:

  We are pleased to enclose information relating to a Special Meeting of Stockholders of Beneficial Corporation ("Beneficial") to be held at Beneficial's executive offices, One Christina Centre, 301 North Walnut Street, Wilmington, Delaware, at 9:30 a.m. local time on June 30, 1998.

  At the Special Meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger dated April 7, 1998, among Beneficial, Household International, Inc. ("Household") and Household Acquisition Corporation II, a wholly owned subsidiary of Household ("Merger Sub"). Under the terms of this Agreement, Merger Sub will be merged with and into Beneficial (the "Merger"), each outstanding share of common stock of Beneficial will be converted into the right to receive 3.0666 shares (as adjusted for Household's recent 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998, and subject to further adjustment under certain circumstances) of Household common stock (and cash, without interest, in lieu of fractional shares), each outstanding share of Beneficial $5.50 Dividend Convertible Preferred Stock will be converted into the right to receive the number of shares of Household common stock that the holder thereof would have been entitled to receive in the Merger had such holder converted such share of Beneficial $5.50 Dividend Convertible Preferred Stock into shares of Beneficial Common Stock immediately prior to the Merger, and each outstanding share of Beneficial 5% Cumulative Preferred Stock, $4.50 Dividend Cumulative Preferred Stock and $4.30 Dividend Preferred Stock will be converted into the right to receive the same number of shares of an equivalent new series of Household preferred stock.

  The Merger will provide you with the opportunity to participate as a stockholder in a combined company that we believe will be the world's preeminent consumer finance company. We likewise believe the resulting company in the Merger will be well positioned to compete more effectively in the increasingly competitive financial services industry and to achieve Beneficial's goals for continued revenue growth, improved profitability and superior stockholder returns.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER. The enclosed Joint Proxy Statement-Prospectus explains in detail the terms of the proposed Merger and related matters. Please carefully review and consider all of this information.

  Consummation of the Merger is subject to certain conditions, including among others approval of certain matters in connection with the Merger by the requisite vote of the stockholders of both Beneficial and Household, and approval of the Merger by various regulatory authorities.

  It is very important that your shares are represented at the Special Meeting, whether or not you plan to attend in person. The affirmative vote of the holders of a majority of the voting power represented by the outstanding shares of Beneficial common stock, Beneficial $5.50 Dividend Convertible Preferred Stock and Beneficial $4.30 Dividend Preferred Stock voting together as a single class is required for approval of the Merger. Your failure to vote for approval of the Merger will have the same effect as a vote against the Merger. In order to ensure that your vote is represented at the Special Meeting, please sign, date and mail the proxy card in the enclosed envelope. You are, of course, welcome to attend the meeting and to vote your shares in person.

                                          /s/ Finn M. W. Caspersen
                                          Finn M. W. Caspersen
                                          Chairman of the Board

                            BENEFICIAL CORPORATION

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                          TO BE HELD ON JUNE 30, 1998

                               ----------------

  A Special Meeting of Stockholders of Beneficial Corporation ("Beneficial") will be held at Beneficial's executive offices, One Christina Centre, 301 North Walnut Street, Wilmington, Delaware, at 9:30 a.m. local time on June 30, 1998, for the following purpose:

  To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of April 7, 1998 (the "Merger Agreement"), among Beneficial, Household International, Inc. ("Household"), and Household Acquisition Corporation II ("Merger Sub"), a wholly owned subsidiary of Household, providing for the merger (the "Merger") of Merger Sub with and into Beneficial. A copy of the Merger Agreement is attached as Appendix A to the accompanying Joint Proxy Statement-Prospectus.

  Only holders of record of Beneficial Common Stock, $5.50 Dividend Convertible Preferred Stock and $4.30 Dividend Preferred Stock at the close of business on May 26, 1998, are entitled to vote at such meeting or any adjournments or postponements thereof. The affirmative vote of holders of a majority of the voting power represented by the outstanding shares of Beneficial common stock, $5.50 Dividend Convertible Preferred Stock and $4.30 Dividend Preferred Stock voting together as a single class is required for approval of the Merger Agreement and the transactions contemplated thereby.

                                          /s/ Scott A. Siebels
                                          Scott A. Siebels
                                          Senior Vice President and Corporate
                                           Secretary

June 2, 1998

  PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY, WHETHER OR NOT YOU
                      PLAN TO ATTEND THE SPECIAL MEETING.

         THE BOARD OF DIRECTORS OF BENEFICIAL CORPORATION UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND THE
                      TRANSACTIONS CONTEMPLATED THEREBY.

                             JOINT PROXY STATEMENT

     HOUSEHOLD INTERNATIONAL, INC.             BENEFICIAL CORPORATION
                                           SPECIAL MEETING OF STOCKHOLDERS
    SPECIAL MEETING OF STOCKHOLDERS          TO BE HELD ON JUNE 30, 1998
      TO BE HELD ON JUNE 30, 1998

                                ---------------

                         HOUSEHOLD INTERNATIONAL, INC.

                                  PROSPECTUS

                                ---------------

  This Joint Proxy Statement-Prospectus relates to up to 167,362,654 shares of common stock, par value $1.00 per share ("Household Common Stock"), up to 407,718 shares of 5% Cumulative Preferred Stock ("Household 5% Preferred Stock"), up to 103,976 shares of $4.50 Dividend Cumulative Preferred Stock ("Household $4.50 Preferred Stock") and up to 836,585 shares of $4.30 Dividend Preferred Stock ("Household $4.30 Preferred Stock," together with the Household Common Stock, Household 5% Preferred Stock and Household $4.50 Preferred Stock, the "Household Stock") of Household International, Inc., a Delaware corporation ("Household"), offered hereby to the stockholders of Beneficial Corporation, a Delaware corporation ("Beneficial"), upon consummation of the proposed merger (the "Merger") of Household Acquisition Corporation II, a Delaware corporation and a wholly owned subsidiary of Household ("Merger Sub"), with and into Beneficial, with Beneficial being the surviving corporation in the Merger (the "Surviving Corporation"), pursuant to an Agreement and Plan of Merger, dated as of April 7, 1998 (the "Agreement"), by and among Household, Merger Sub and Beneficial. This Joint Proxy Statement-Prospectus also serves as the Joint Proxy Statement of Household and Beneficial for use in connection with the solicitation of proxies by the Boards of Directors of Household and Beneficial to be used at the special meeting of stockholders of Household (the "Household Special Meeting") and at the special meeting of stockholders of Beneficial (the "Beneficial Special Meeting" and, together with the Household Special Meeting, the "Special Meetings"), respectively, to approve (in the case of Household) the issuance of Household Common Stock in connection with the Merger and (in the case of Beneficial) the Agreement and the transactions contemplated thereby. The Agreement is attached to this Joint Proxy Statement-Prospectus as Appendix A and is incorporated herein by reference.

  Upon consummation of the Merger (the "Effective Time"), each share of Beneficial common stock, par value $1.00 per share, including the associated preferred stock purchase right (a "Beneficial Right") issued pursuant to the Renewed Rights Agreement, dated August 22, 1996, as amended (the "Beneficial Rights Agreement"), by and between Beneficial and the Rights Agent named therein (such stock and the accompanying Beneficial Rights, "Beneficial Common Stock"), will be converted into the right to receive 3.0666 (as adjusted for Household's 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998, and as may be further adjusted pursuant to the Agreement under certain circumstances, including in connection with certain termination rights (see "THE MERGER--Termination of the Agreement" and "HOUSEHOLD CAPITAL STOCK--General"), the "Exchange Ratio") shares of Household Common Stock (and cash, without interest, in lieu of fractional shares). Based upon information available as of the date hereof, immediately after the Merger holders of Beneficial Common Stock are expected to hold approximately 34% of the shares of outstanding common stock of the combined company on a fully diluted basis. In addition, in the Merger each outstanding share of $5.50 Dividend Convertible Preferred Stock of Beneficial ("Beneficial Convertible Preferred Stock") will be converted into the right to receive the number of shares of Household Common Stock that the holder thereof would have been entitled to receive in the Merger had such holder converted such share of Beneficial Convertible Preferred Stock into shares of Beneficial Common Stock immediately prior to the Merger, each outstanding share of 5%

                                                       (Continued on next page)

THIS JOINT PROXY STATEMENT-PROSPECTUS AND THE ACCOMPANYING FORMS OF PROXY ARE FIRST BEING MAILED TO HOUSEHOLD STOCKHOLDERS AND BENEFICIAL STOCKHOLDERS ON
 OR ABOUT JUNE 2, 1998. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
   IS A CRIMINAL OFFENSE. THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR BANK DEPOSITS, ARE NOT OBLIGATIONS OF OR GUARANTEED BY ANY BANKING OR NONBANKING AFFILIATE OF HOUSEHOLD OR BENEFICIAL AND ARE NOT
    INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                ---------------

      The date of this Joint Proxy Statement-Prospectus is June 2, 1998.

(Continued from previous page)

Cumulative Preferred Stock of Beneficial ("Beneficial 5% Preferred Stock") will be converted into the right to receive the same number of shares of Household 5% Preferred Stock, each outstanding share of $4.50 Dividend Cumulative Preferred Stock of Beneficial ("Beneficial $4.50 Preferred Stock") will be converted into the right to receive the same number of shares of Household $4.50 Preferred Stock and each outstanding share of $4.30 Dividend Preferred Stock of Beneficial ("Beneficial $4.30 Preferred Stock") will be converted into the right to receive the same number of shares of Household $4.30 Preferred Stock. The Household 5% Preferred Stock, Household $4.50 Preferred Stock and Household $4.30 Preferred Stock are collectively referred to herein as the "New Household Preferred Stock." Each new series of Household preferred stock will have rights, preferences and terms substantially identical to the rights, preferences and terms of the equivalent series of Beneficial preferred stock, except that each share of New Household Preferred Stock will entitle the holder thereof to one vote, voting together with the Household Common Stock, and not as a separate class, on all matters brought before Household stockholders. Each share of Household capital stock outstanding immediately prior to the Merger will continue to be outstanding after the Effective Time. The Beneficial Common Stock, Beneficial Convertible Preferred Stock, Beneficial $4.50 Preferred Stock and Beneficial $4.30 Preferred Stock are collectively referred to hereinafter as the "Beneficial Stock."

  For a more complete description of the Agreement and the Merger, see "THE MERGER."

  The last reported sale price of Household Common Stock on the New York Stock Exchange, Inc. ("NYSE") Composite Transactions List on May 29, 1998 was $45.10 per share and on April 6, 1998, the last trading day preceding public announcement of the proposed Merger, was $48.92 per share (as adjusted for Household's 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998). The last reported sale price of Beneficial Common Stock as reported on the NYSE Composite Transactions List on May 29, 1998 was $134.00 per share and on April 6, 1998 was $130.50 per share. Because the number of shares of Household Common Stock to be received by holders of Beneficial Common Stock and Beneficial Convertible Preferred Stock in the Merger is fixed (subject to possible increase in certain circumstances) and because the market price of Household Common Stock is subject to fluctuation, the value of the shares of Household Common Stock that holders of Beneficial Common Stock and Beneficial Convertible Preferred Stock will receive in the Merger may increase or decrease prior to and after the Merger. See "SUMMARY-- Share Information and Market Prices" and "PRICE RANGE OF STOCK AND DIVIDENDS."

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
AVAILABLE INFORMATION.....................................................   1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................   1
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS................   3
SUMMARY...................................................................   4
  General.................................................................   4
  The Companies...........................................................   4
  Household Special Meeting and Vote Required.............................   5
  Beneficial Special Meeting and Vote Required............................   6
  The Merger..............................................................   6
  Conditions to the Merger................................................   7
  Recommendations of Boards of Directors..................................   7
  Opinion of Household's Financial Advisor................................   7
  Opinions of Beneficial's Financial Advisors.............................   7
  Effective Time of the Merger............................................   8
  Expenses, Termination, Amendment and Waiver.............................   8
  Certain U.S. Federal Income Tax Consequences............................   9
  Accounting Treatment....................................................   9
  Interests of Certain Persons in the Merger..............................  10
  The Household and Beneficial Stock Option Agreements....................  10
  Amendment to Beneficial Rights Agreement................................  11
  Dissenters' Rights......................................................  11
  Regulatory Approvals....................................................  12
  Share Information and Market Prices.....................................  12
  Unaudited Comparative Per Share Data....................................  13
  Summary Selected Financial Data.........................................  15
RATIOS OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED
 CHARGES AND PREFERRED STOCK DIVIDENDS....................................  18
HOUSEHOLD SPECIAL MEETING.................................................  19
  General.................................................................  19
  Matters to be Considered................................................  19
  Proxies.................................................................  19
  Record Date and Voting Rights...........................................  19
  Recommendation of the Household Board...................................  20
BENEFICIAL SPECIAL MEETING................................................  21
  General.................................................................  21
  Matters to be Considered................................................  21
  Proxies.................................................................  21
  Record Date and Voting Rights...........................................  21
  Recommendation of the Beneficial Board..................................  22
THE MERGER................................................................  23
  Description of the Merger...............................................  23
  Background of the Merger................................................  25
  Household's Reasons for the Merger......................................  28

                                                                           PAGE
                                                                           ----
  Beneficial's Reasons for the Merger.....................................  30
  Opinion of Household's Financial Advisor................................  32
  Opinions of Beneficial's Financial Advisors.............................  36
  The Effective Time......................................................  42
  Exchange of Certificates; Fractional Shares.............................  43
  Conduct of Business Prior to the Merger and Other Covenants.............  44
  Conditions to the Merger................................................  47
  Representations and Warranties..........................................  48
  Expenses................................................................  48
  Termination of the Agreement............................................  48
  Amendment; Waiver.......................................................  50
  Certain U.S. Federal Income Tax Consequences............................  50
  Accounting Treatment....................................................  52
  Interests of Certain Persons in the Merger..............................  53
  Household and Beneficial Stock Option Agreements........................  55
  Amendment to Beneficial Rights Agreement................................  60
  Regulatory Matters......................................................  60
  Restrictions on Resales by Affiliates...................................  63
MANAGEMENT AND OPERATIONS AFTER THE MERGER................................  63
PRICE RANGE OF STOCK AND DIVIDENDS........................................  65
  Market Prices...........................................................  65
  Dividends...............................................................  66
INFORMATION ABOUT HOUSEHOLD...............................................  67
  General.................................................................  67
  Operations..............................................................  67
  Management and Additional Information...................................  68
  Merger Sub..............................................................  68
  Selected Financial Data.................................................  69
INFORMATION ABOUT BENEFICIAL..............................................  72
  General Information and Operations......................................  72
  Recent Developments.....................................................  72
  Management and Additional Information...................................  72
  Selected Financial Data.................................................  73
SUPERVISION AND REGULATION OF HOUSEHOLD AND BENEFICIAL....................  75
HOUSEHOLD CAPITAL STOCK...................................................  75
  General.................................................................  75
  Household Preferred Stock...............................................  76
  Description of Authorized Series of Household Preferred Stock...........  77
  Household 1992 Preferred and Household 1993 Preferred...................  78
  Household 5% Preferred Stock, Household $4.50 Preferred Stock and
   Household $4.30 Preferred Stock........................................  78
  Household Junior Preferred..............................................  81
  Household Common Stock..................................................  83
  Household Preferred Share Purchase Rights...............................  84
  Dividends...............................................................  84
  Special Charter Provisions..............................................  84

                         PAGE
                         ----
DISSENTERS' RIGHTS......  84
LEGAL OPINION...........  84
EXPERTS.................  85
STOCKHOLDER PROPOSALS...  85
OTHER MATTERS...........  85
UNAUDITED PRO FORMA
 CONDENSED COMBINED
 FINANCIAL INFORMATION..  86
INDEX OF DEFINED TERMS..  95
APPENDIX A--Agreement
 and Plan of Merger..... A-1
APPENDIX B--Opinion of
 Morgan Stanley & Co.
 Incorporated........... B-1
APPENDIX C--Opinion of
 Goldman, Sachs & Co.... C-1
APPENDIX D--Opinion of
 Merrill Lynch, Pierce,
 Fenner & Smith
 Incorporated........... D-1

                               ----------------

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED IN THIS JOINT PROXY STATEMENT-PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY HOUSEHOLD OR BENEFICIAL. THIS JOINT PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO EXCHANGE OR SELL, OR A SOLICITATION OF AN OFFER TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS JOINT PROXY STATEMENT-PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT-PROSPECTUS SPEAKS AS OF THE DATE HEREOF UNLESS OTHERWISE SPECIFICALLY INDICATED. INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT-PROSPECTUS REGARDING HOUSEHOLD, AND PRO FORMA INFORMATION, HAS BEEN FURNISHED BY HOUSEHOLD, AND INFORMATION HEREIN REGARDING BENEFICIAL HAS BEEN FURNISHED BY BENEFICIAL.

                             AVAILABLE INFORMATION

  Household has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (the "Registration Statement") on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Household Stock to be issued in connection with the Merger. For further information pertaining to the securities of Household to which this Joint Proxy Statement-Prospectus relates, reference is made to the Registration Statement, including the exhibits and schedules filed as a part thereof. As permitted by the rules and regulations of the Commission, certain information included in the Registration Statement is omitted from this Joint Proxy Statement-Prospectus. In addition, Household and Beneficial are subject to certain of the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file certain reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of such materials can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet worldwide web site that contains reports, proxy and information statements and other information regarding issuers, like Household and Beneficial, who file electronically with the Commission. The address of that site is http://www.sec.gov. In addition, copies of such materials are available for inspection and reproduction at the public reference facilities of the Commission at its New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and at its Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Reports, proxy statements and other information concerning Household and Beneficial also may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed by Household with the Commission are hereby incorporated by reference in this Joint Proxy Statement-Prospectus:
(i) the Household Annual Report on Form 10-K for the year ended December 31, 1997, as filed on March 30, 1998; (ii) the Household Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, as filed on May 12, 1998;
(iii) the description of the Household Common Stock contained in any Household registration statements filed pursuant to Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description; and (iv) the Household Current Reports on Form 8-K dated January 21, March 6, April 7 and April 20, 1998.

  The following documents previously filed by Beneficial with the Commission are hereby incorporated by reference in this Joint Proxy Statement-Prospectus:
(i) the Beneficial Annual Report on Form 10-K for the year ended December 31, 1997, as filed on March 30, 1998 and amended by Amendment No. 1 on Form 10-K/A, filed April 29, 1998; (ii) the Beneficial Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, as filed on May 13, 1998; (iii) the description of the Beneficial Common Stock, the Beneficial Rights, Beneficial Convertible Preferred Stock, Beneficial 5% Preferred Stock, Beneficial $4.50 Preferred Stock and Beneficial $4.30 Preferred Stock set forth in any Beneficial registration statements filed pursuant to Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating any such description; and (iv) the Beneficial Current Reports on Form 8-K dated January 28, February 10 (2 reports), February 17 (2 reports), March 2, April 7 (2 reports), and April 23, 1998.

  In addition, all documents filed by Household and Beneficial with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the time at which the Beneficial Special Meeting and the Household Special Meeting have been finally adjourned are hereby deemed to be incorporated by reference herein. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement-Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement-Prospectus.

  THIS JOINT PROXY STATEMENT-PROSPECTUS INCORPORATES CERTAIN DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THE DOCUMENTS RELATING TO HOUSEHOLD (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH EXHIBITS ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST FROM PAUL R. SHAY, ASSISTANT GENERAL COUNSEL AND CORPORATE SECRETARY, HOUSEHOLD INTERNATIONAL, INC., 2700 SANDERS ROAD, PROSPECT HEIGHTS, ILLINOIS 60070, TELEPHONE NUMBER
(847) 564-6989. THE DOCUMENTS RELATING TO BENEFICIAL (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH EXHIBITS ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST FROM SCOTT A. SIEBELS, SENIOR VICE PRESIDENT AND CORPORATE SECRETARY, BENEFICIAL CORPORATION, 301 NORTH WALNUT STREET, WILMINGTON, DELAWARE 19801, TELEPHONE NUMBER (302) 425-2500. HOUSEHOLD OR BENEFICIAL, AS THE CASE MAY BE, WILL SEND THE REQUESTED DOCUMENTS BY FIRST-CLASS MAIL WITHIN ONE BUSINESS DAY OF THE RECEIPT OF THE REQUEST. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY JUNE 23, 1998. PERSONS REQUESTING COPIES OF EXHIBITS TO SUCH DOCUMENTS THAT ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS WILL BE CHARGED THE COSTS OF REPRODUCTION AND MAILING OF SUCH EXHIBITS.

                        CAUTIONARY STATEMENT CONCERNING
                          FORWARD-LOOKING STATEMENTS

  THIS JOINT PROXY STATEMENT-PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF HOUSEHOLD FOLLOWING THE CONSUMMATION OF THE MERGER, INCLUDING STATEMENTS RELATING TO THE COST SAVINGS AND OTHER ADVANTAGES THAT ARE EXPECTED TO BE REALIZED FROM THE MERGER, THE EXPECTED IMPACT OF THE MERGER ON HOUSEHOLD'S FINANCIAL PERFORMANCE AND EARNINGS ESTIMATES FOR THE COMBINED COMPANY (SEE "THE MERGER--HOUSEHOLD'S REASONS FOR THE MERGER," "--BENEFICIAL'S REASONS FOR THE MERGER," "--OPINION OF HOUSEHOLD'S FINANCIAL ADVISOR," "-- OPINIONS OF BENEFICIAL'S FINANCIAL ADVISORS," "MANAGEMENT AND OPERATIONS AFTER THE MERGER" AND "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION"). THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. NEITHER HOUSEHOLD NOR BENEFICIAL UNDERTAKES ANY OBLIGATION TO REFLECT EVENTS AND CIRCUMSTANCES THAT ARISE AFTER THE DATE HEREOF. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING
POSSIBILITIES: (1) EXPECTED COST SAVINGS FROM THE MERGER CANNOT BE FULLY REALIZED OR REALIZED WITHIN THE EXPECTED TIME FRAME; (2) COMPETITIVE PRESSURE IN THE CONSUMER CREDIT INDUSTRY, OR IN THE FINANCIAL SERVICES ENVIRONMENT IN THE COUNTRIES AND LOCALITIES WHERE HOUSEHOLD AND BENEFICIAL OPERATE, INCREASES SIGNIFICANTLY; (3) GREATER THAN EXPECTED COSTS OR DIFFICULTIES RELATED TO REGULATORY REQUIREMENTS ATTENDANT TO THE CONSUMMATION OF THE MERGER OR THE INTEGRATION OF THE BUSINESSES OF HOUSEHOLD AND BENEFICIAL; (4) CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE MARGINS; (5) GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY, REGIONALLY OR IN FOREIGN MARKETS IN WHICH THE COMBINED COMPANY OPERATES, ARE LESS FAVORABLE THAN EXPECTED, RESULTING IN, AMONG OTHER THINGS, A DETERIORATION IN CREDIT QUALITY; (6) LEGISLATION OR REGULATORY REQUIREMENTS OR CHANGES ADVERSELY AFFECT THE BUSINESSES IN WHICH THE COMBINED COMPANY WOULD BE ENGAGED; (7) CHANGES IN BUSINESS CONDITIONS AND INFLATION; AND (8) CHANGES IN THE SECURITIES MARKETS. THE FORWARD-LOOKING EARNINGS ESTIMATES INCLUDED IN, OR INCORPORATED BY REFERENCE INTO, THIS JOINT PROXY STATEMENT-PROSPECTUS HAVE NOT BEEN EXAMINED OR COMPILED BY THE INDEPENDENT PUBLIC ACCOUNTANTS OF HOUSEHOLD OR BENEFICIAL NOR HAVE SUCH ACCOUNTANTS APPLIED ANY PROCEDURES THERETO. ACCORDINGLY, SUCH ACCOUNTANTS DO NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE ON THEM. FURTHER INFORMATION ON OTHER FACTORS WHICH COULD AFFECT THE FINANCIAL RESULTS OF HOUSEHOLD AFTER THE MERGER IS INCLUDED IN THE COMMISSION FILINGS INCORPORATED BY REFERENCE HEREIN.

                                    SUMMARY

  THE FOLLOWING IS A BRIEF SUMMARY OF CERTAIN INFORMATION SET FORTH ELSEWHERE IN THIS JOINT PROXY STATEMENT-PROSPECTUS AND IS NOT INTENDED TO BE COMPLETE. IT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS JOINT PROXY STATEMENT-PROSPECTUS, THE ACCOMPANYING APPENDICES AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE.

GENERAL

  This Joint Proxy Statement-Prospectus, Notice of the Beneficial Special Meeting to be held on June 30, 1998, Notice of the Household Special Meeting to be held on June 30, 1998, and forms of proxy solicited in connection therewith are first being mailed to Beneficial stockholders and Household stockholders on or about June 2, 1998. At the Household Special Meeting, holders of Household Common Stock (the "Household Common Stockholders") will consider and vote on the approval of the issuance of shares of Household Common Stock to holders of Beneficial Common Stock and Beneficial Convertible Preferred Stock in connection with the Merger. At the Beneficial Special Meeting, holders of Beneficial Common Stock, Beneficial Convertible Preferred Stock and Beneficial $4.30 Preferred Stock (collectively, the "Voting Beneficial Stockholders") will consider and vote on a proposal to approve the Agreement and the transactions contemplated thereby. A copy of the Agreement is attached to this Joint Proxy Statement-Prospectus as Appendix A and is incorporated herein by reference.

THE COMPANIES

  Household. Household is a corporation organized as a holding company under the laws of the State of Delaware in 1981, as a result of a stockholder approved restructuring of Household Finance Corporation, which was established in 1878. Household has as its principal assets the stock of its subsidiaries. Through its subsidiaries, Household offers a variety of lending products to consumers in the United States, Canada, England, Scotland, Wales and Northern Ireland. At March 31, 1998, Household employed approximately 14,900 people and serviced approximately 23.2 million customer accounts with $46.3 billion in managed receivables and $25.6 billion in owned receivables. The principal executive offices of Household are located at 2700 Sanders Road, Prospect Heights, Illinois 60070, and its telephone number is (847) 564-5000. All references herein to Household refer to Household International, Inc. and its subsidiaries, unless the context otherwise requires.

  For additional information regarding Household and the combined company that would result from the Merger, see "THE MERGER," "MANAGEMENT AND OPERATIONS AFTER THE MERGER" and "INFORMATION ABOUT HOUSEHOLD."

  Beneficial. Beneficial is a holding company and has as its principal assets the stock of its subsidiaries. Beneficial was organized under the laws of the State of Delaware in 1929, through the consolidation of three companies which had been operated under the same management. Through its subsidiaries, Beneficial is principally engaged in the consumer finance and credit related insurance business. At March 31, 1998, Beneficial and its subsidiaries employed approximately 9,600 people and serviced approximately 6.6 million customer accounts with $17.2 billion in managed receivables and $14.6 billion in owned receivables.

  Operations conducted by the subsidiaries of Beneficial consist principally of a consumer finance network with over 1,100 offices located in the United States and the United Kingdom; Personal Mortgage Corporation, a direct-response mortgage lending unit, which originates home equity loans chiefly in the Northeast, Middle Atlantic and West Coast regions; Beneficial National Bank USA, a specialized private-label credit card bank located in Delaware; Beneficial Credit Services, which is engaged in sales finance activities; Beneficial National Bank, a full service commercial bank located in Delaware, which is also engaged in making income tax refund anticipation loans; The Central National Life Insurance Company of Omaha and its subsidiary, First Central National Life Insurance Company of New York, which underwrite life and disability consumer credit insurance; Wesco Insurance Company, which provides credit property insurance; BFC Insurance (Life) Limited and BFC Insurance Limited, which are located in Ireland, and underwrite life, accident and health insurance; and Harbour Island Inc. and subsidiaries, which are engaged in real estate development in Tampa, Florida.

  The principal executive offices of Beneficial are located at 301 North Walnut Street, Wilmington, Delaware 19801, and its telephone number is (302) 425-2500.

  All references herein to Beneficial refer to Beneficial Corporation and its subsidiaries, unless the context otherwise requires. See "THE MERGER" and "INFORMATION ABOUT BENEFICIAL."

  Merger Sub. Household Acquisition Corporation II, a Delaware corporation, is a wholly-owned subsidiary of Household created for the express purpose of consummating the Merger and has not engaged in any significant business activity and has no material assets or liabilities other than those incident to its formation.

HOUSEHOLD SPECIAL MEETING AND VOTE REQUIRED

  The Household Special Meeting will be held on June 30, 1998 at 8:30 a.m., local time, at 2445 M Street, N.W., 9th Floor, Washington, D.C. At that time, Household Common Stockholders will be asked to consider and vote upon the approval of the issuance of shares of Household Common Stock to holders of Beneficial Common Stock and Beneficial Convertible Preferred Stock pursuant to the Agreement (the "Household Matter"). The record holders of Household Common Stock at the close of business on May 28, 1998 (the "Household Record Date") are entitled to vote at the Household Special Meeting. On the Household Record Date, there were approximately 9,962 holders of record of Household Common Stock and 107,334,921 shares (on a pre-split basis) of Household Common Stock outstanding.

  Each share of Household Common Stock entitles its holder to one vote and the affirmative vote of a majority of the votes cast at the Household Special Meeting is required to approve the Household Matter, provided that, the total number of votes cast represents at least 50% of the total number of outstanding shares (the "Household Stockholder Approval"). As of the Household Record Date, directors and executive officers of Household beneficially owned 395,662 shares (on a pre-split basis) of Household Common Stock, equivalent to approximately
 .004% of the votes entitled to be cast at the Household Special Meeting. It is currently expected that each such director and executive officer of Household will vote the shares of Household Common Stock beneficially owned by him or her for approval of the Household Matter. See "HOUSEHOLD SPECIAL MEETING."

  Household would resolicit proxies with respect to the Household Matter with an updated Joint Proxy Statement-Prospectus in the event that Household waives any conditions that materially adversely affect the Household Common Stockholders with respect to the Household Matter. Household does not presently intend to waive any such condition.

BENEFICIAL SPECIAL MEETING AND VOTE REQUIRED

  The Beneficial Special Meeting will be held on June 30, 1998 at 9:30 a.m., local time, at Beneficial's executive offices, One Christina Centre, 301 North Walnut Street, Wilmington, Delaware, at which time the Voting Beneficial Stockholders will be asked to approve the Agreement and the transactions contemplated thereby. Record holders of Beneficial Stock are entitled to notice of and only holders of Beneficial Common Stock, Beneficial Convertible Preferred Stock and Beneficial $4.30 Preferred Stock at the close of business on May 26, 1998 (the "Beneficial Record Date") are entitled to vote at the Beneficial Special Meeting. On the Beneficial Record Date, there were approximately 12,769 holders of record of Beneficial Common Stock and 54,435,871 shares of Beneficial Common Stock outstanding, 420 holders of record of Beneficial Convertible Preferred Stock and 15,566 shares of Beneficial Convertible Preferred Stock outstanding and 937 holders of record of Beneficial $4.30 Preferred Stock and 836,585 shares of Beneficial $4.30 Preferred Stock outstanding.

  Each share of Beneficial Common Stock and Beneficial $4.30 Preferred Stock is entitled to one vote; each share of Beneficial Convertible Preferred Stock is entitled to nine votes. The affirmative vote of the holders of a majority of the voting power represented by the outstanding shares of Beneficial Common Stock, Beneficial Convertible Preferred Stock and Beneficial $4.30 Preferred Stock voting together as a single class is required to approve the Agreement and the transactions contemplated thereby (the "Beneficial Stockholder Approval"). As of the Beneficial Record Date, directors and executive officers of Beneficial beneficially owned approximately 6,060,544 shares of Beneficial Common Stock, 73 shares of Beneficial Convertible Preferred Stock and 4,740 shares of Beneficial $4.30 Preferred Stock, equivalent to approximately 10.95% of the votes entitled to be cast at the Beneficial Special Meeting. It is currently expected that each such director and executive officer of Beneficial will vote the shares of Beneficial Common Stock, Beneficial Convertible Preferred Stock and Beneficial $4.30 Preferred Stock beneficially owned by him or her for approval of the Agreement and the transactions contemplated thereby. See "BENEFICIAL SPECIAL MEETING."

  Beneficial would resolicit proxies to approve the Agreement with an updated Joint Proxy Statement-Prospectus in the event that Beneficial waives any conditions that materially adversely affect the Voting Beneficial Stockholders with respect to the Merger. Beneficial does not presently intend to waive any such condition.

THE MERGER

  In the Merger, subject to the terms of the Agreement, Merger Sub will merge with and into Beneficial, which will be the surviving entity, and each outstanding share of Beneficial Common Stock will be converted at the Exchange Ratio into the right to receive shares of Household Common Stock, each outstanding share of Beneficial Convertible Preferred Stock will be converted into the right to receive the number of shares of Household Common Stock that the holder thereof would have been entitled to receive in the Merger had such holder converted such share of Beneficial Convertible Preferred Stock into shares of Beneficial Common Stock immediately prior to the Merger, each outstanding share of Beneficial 5% Preferred Stock will be converted into the right to receive the same number of shares of Household 5% Preferred Stock, each outstanding share of Beneficial $4.50 Preferred Stock will be converted into the right to receive the same number of shares of Household $4.50 Preferred Stock and each outstanding share of Beneficial $4.30 Preferred Stock will be converted into the right to receive the same number of shares of Household $4.30 Preferred Stock, with cash to be paid in lieu of any resulting fractional shares of Household Common Stock. See

"HOUSEHOLD CAPITAL STOCK." Each share of Household capital stock outstanding immediately prior to the Merger will continue to be outstanding after the Effective Time.

CONDITIONS TO THE MERGER

  The Merger is subject to the satisfaction of certain conditions, including among others, the receipt of the Household Stockholder Approval and the Beneficial Stockholder Approval; the approval of certain specified regulatory agencies; the effectiveness of the registration statement of which this Joint Proxy Statement-Prospectus forms a part; receipt by Beneficial and Household of opinions of counsel substantially to the effect that the Merger will qualify, for federal income tax purposes, as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); the receipt by Household and Beneficial of a letter from each of Arthur Andersen LLP and Deloitte & Touche LLP that the Merger will qualify for "pooling of interests" accounting treatment; the listing, subject to notice of issuance, on the NYSE of the Household Stock to be issued in the Merger; and certain other customary closing conditions. There can be no assurance as to when and if such conditions will be satisfied (or, where permissible, waived) or that the Merger will be consummated. See "THE MERGER--Conditions to the Merger" and "--Certain U.S. Federal Income Tax Consequences."

  For additional information relating to the Merger, see "THE MERGER."

RECOMMENDATIONS OF BOARDS OF DIRECTORS

  THE BOARD OF DIRECTORS OF BENEFICIAL (THE "BENEFICIAL BOARD") HAS UNANIMOUSLY, AND THE BOARD OF DIRECTORS OF HOUSEHOLD (THE "HOUSEHOLD BOARD") HAS, BY A UNANIMOUS VOTE OF THOSE PRESENT, APPROVED THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. THE BENEFICIAL BOARD AND THE HOUSEHOLD BOARD EACH BELIEVE THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF BENEFICIAL AND HOUSEHOLD AND THEIR RESPECTIVE STOCKHOLDERS AND UNANIMOUSLY RECOMMEND THAT SUCH STOCKHOLDERS VOTE "FOR" THE MATTER TO BE VOTED UPON BY SUCH STOCKHOLDERS IN CONNECTION WITH THE MERGER. FOR A DISCUSSION OF THE FACTORS CONSIDERED BY THE BENEFICIAL BOARD AND THE HOUSEHOLD BOARD IN REACHING THEIR RESPECTIVE CONCLUSIONS, SEE "THE MERGER--Background of the Merger," "--Household's Reasons for the Merger" and "--Beneficial's Reasons for the Merger."

OPINION OF HOUSEHOLD'S FINANCIAL ADVISOR

  Morgan Stanley & Co. Incorporated ("Morgan Stanley") has served as financial advisor to Household in connection with the Merger. Morgan Stanley has rendered an opinion to the Household Board, dated as of April 6, 1998, that, as of such date and subject to certain considerations set forth in the written opinion, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to Household. A copy of the opinion delivered by Morgan Stanley is attached to this Joint Proxy Statement-Prospectus as Appendix B and should be read in its entirety with respect to assumptions made, matters considered and limitations of the review undertaken by Morgan Stanley in rendering its opinion. See "THE MERGER--Opinion of Household's Financial Advisor."

OPINIONS OF BENEFICIAL'S FINANCIAL ADVISORS

  Each of Goldman, Sachs & Co. ("Goldman Sachs") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch" and together with Goldman Sachs, the "Beneficial Financial Advisors"), has served as a financial advisor to Beneficial in connection with the Merger, and rendered its oral opinion to the Beneficial Board on April 7, 1998, subsequently confirmed in writing, that the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Beneficial Common Stock. Copies of the opinions delivered by Goldman Sachs and Merrill Lynch are attached to this Joint Proxy Statement-Prospectus as Appendix C and Appendix D, respectively, and each should be read in its entirety with respect to assumptions made, matters considered and limitations on the review undertaken by Goldman Sachs and Merrill Lynch, as the case may be, in rendering its opinion. See "THE MERGER--Opinions of Beneficial's Financial Advisors."

EFFECTIVE TIME OF THE MERGER

  Subject to the satisfaction or waiver of certain conditions set forth in the Agreement, the parties will cause the Effective Time to occur as soon as practicable on or after (i) the date that is no later than the third NYSE trading day after the satisfaction or waiver of the conditions to both parties' obligations to effect the Merger described under "THE MERGER--Conditions to the Merger" or (ii) such other date to which the parties may agree in writing. The date on which the Effective Time occurs is referred to as the "Effective Date."

EXPENSES, TERMINATION, AMENDMENT AND WAIVER

  At any time prior to the Effective Time, each of Household and Beneficial, by action taken or authorized by its Board of Directors, may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other party to the Agreement, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Agreement or in any document delivered pursuant to the Agreement and
(iii) waive compliance with any of the agreements or conditions by the other party contained in the Agreement. Additionally, the Agreement permits Household at any time to change the method of effecting the combination with Beneficial if and to the extent that Household deems such change desirable, including, without limitation, to provide for a merger of Beneficial into Household; provided, however, that no such change will alter or change the amount or kind of consideration to be issued to holders of Beneficial Common Stock as provided for in the Agreement (the "Merger Consideration"), adversely affect the tax treatment of Beneficial stockholders as a result of receiving the Merger Consideration or materially impede or delay consummation of the Merger. Pursuant to the foregoing, Household has specified that the Merger be effected in the manner described under "--The Merger." Neither Household nor Beneficial would resolicit its respective stockholders as a result of a change in the method of effecting the Merger that meets the specified criteria.

  The Agreement may be terminated and the Merger abandoned (i) by the mutual consent of the parties, (ii) by either party if the other party materially breaches its representations, warranties, covenants or agreements, in each case after inability or failure to cure within 30 days or which cannot be cured prior to the Effective Time, (iii) by either party in the event that the Merger is not consummated by December 31, 1998, except to the extent that the failure of the Merger then to be consummated arises out of or results from the failure of the party seeking to terminate to perform or observe the covenants and agreements of that party under the Agreement or (iv) by either party (a) 60 days after the date on which any request or application for a Requisite Regulatory Approval (as defined herein) is denied or withdrawn at the request of the governmental entity which must grant such approval, unless within 60 days following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable governmental entity or (b) if either the Beneficial Stockholder Approval or the Household Stockholder Approval is not obtained at the Beneficial Special Meeting or the Household Special Meeting, as the case may be, or any adjournments or postponements thereof.

  In addition, the Agreement may be terminated by Beneficial by giving notice to Household at least two days prior to the anticipated closing date of the Merger if either (i) the average closing price (the "Average Closing Price") of Household Common Stock for the ten full trading days ending on the date three days prior to the anticipated closing date (the "Determination Date") is less than $39.13 (as adjusted for Household's 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998) or (ii) both of the following occur: (a) the Average Closing Price is less than $41.58 (adjusted for the stock split) and (b) (1) the number obtained by dividing the Average Closing Price by $48.92 (the closing price of Household Common Stock on April 6, 1998, as adjusted for the stock split), is less than (2) the number obtained by dividing the average of the closing prices of the S&P Financials Index, excluding Household and Beneficial, during the above mentioned ten-day period on the Determination Date by the closing price of such index on April 6, 1998 and subtracting 0.15 (the satisfaction of either of the conditions set forth in the foregoing clauses (i) and (ii) a "Termination Event"). If any company in the S&P Financials Index declares or effects a stock dividend, reclassification or similar transaction, the price for the common stock for such company will be adjusted accordingly. Such termination right will not apply, however, if Household decides, within 24 hours of receiving notice of Beneficial's intent to terminate the Agreement following a Termination Event to increase the Exchange Ratio to a number calculated pursuant to the Agreement, such that the holders of Beneficial Common Stock and Beneficial Convertible Preferred Stock would receive consideration having the same implied market value (based on the Average Closing Price) as they would have received if the Average Closing Price had been sufficient to prevent Beneficial from having a termination right under this provision. If Household elects to increase the Exchange Ratio as set forth in the Agreement and as described above, it must give Beneficial prompt notice of that election and such increased Exchange Ratio, in which case no termination of the Agreement would occur as a result of a Termination Event. See "THE MERGER--Termination of the Agreement."

  Each party to the Agreement will bear all expenses incurred by it in connection with the Agreement and the transactions contemplated thereby.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

  The Merger is intended to qualify as a reorganization under Section 368(a) of the Code. In connection with the closing of the Merger, Wachtell, Lipton, Rosen & Katz will deliver, at the Effective Time, to Household its opinion, based upon certain customary assumptions and representations, to the effect that, for U.S. federal income tax purposes, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In addition, at the Effective Time, Skadden, Arps, Slate, Meagher & Flom LLP will deliver to Beneficial its opinion, based on certain customary assumptions and representations, to the effect that, for U.S. federal income tax purposes, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In addition, Household has received an opinion of Wachtell, Lipton, Rosen & Katz, dated the date of this Joint Proxy Statement-Prospectus, to the foregoing effect. For a more complete description of the federal income tax consequences of the Merger, see "THE MERGER--Certain U.S. Federal Income Tax Consequences."

ACCOUNTING TREATMENT

  It is intended that the Merger will be accounted for as a "pooling of interests" by Household under U.S. generally accepted accounting principles ("GAAP"). It is a condition to each party's obligation to consummate the Merger that it receive a letter from each of Arthur Andersen LLP and Deloitte & Touche LLP to the effect that the Merger will qualify for "pooling of interests" accounting treatment. See "THE MERGER--Accounting Treatment."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain members of Beneficial management and of the Beneficial Board have certain arrangements with Household, including those relating to the election of Finn M. W. Caspersen, Chairman of the Beneficial Board to the position of Chairman of the Board of Directors of Household, the election or appointment of three additional directors of Beneficial, Robert C. Clark, David J. Farris and James H. Gilliam, Jr., to the Household Board (commencing at the Effective Time or, in the case of Mr. Farris, on January 1, 1999, which is the date of the commencement of his consulting arrangement), certain benefits under existing employment agreements and severance and benefit plans, and certain post-Merger employment opportunities and compensation arrangements. Under the terms of their existing severance agreements, Beneficial's four senior executives, Messrs. Caspersen, Farris, Gilliam and Andrew C. Halvorsen, will receive approximately $7.95 million, $5.7 million, $3.25 million and $3.25 million, respectively, as lump sum severance payments, and approximately $15.75 million, $8.2 million, $3.15 million and $3.05 million, respectively, with respect to certain deferred and other benefits. Each of Messrs. Caspersen, Farris, Gilliam and Halvorsen will receive an additional cash payment to offset any federal excise tax that may be imposed by reason of payments made in connection with the change in control of Beneficial. In addition, under the Beneficial Corporation Directors' Annuity Plan, as a result of the change in control of Beneficial, all non-employee directors and directors emeriti of Beneficial will receive quarterly payments ranging from $4,250 to $8,500, or an aggregate of $151,250 per quarter, for the remainder of their lives, in consideration for and subject to their continued availability to the combined company for purposes of consultation.

  In addition, Household has agreed to indemnify directors, officers, employees and agents of Beneficial and its subsidiaries from and after the Effective Date against certain liabilities arising prior to the Effective Date to the full extent permitted under law and to maintain Beneficial's existing directors' and officers' liability insurance policy or a comparable policy for six years after the Merger; provided that Household is not required to pay a premium for such insurance in excess of 200% of the last annual premium paid prior to April 7, 1998, but in such case will purchase as much coverage as possible for such amount. For a more complete description of the benefits to be received by certain members of Beneficial management and certain members of the Beneficial Board in connection with the Merger, see "THE MERGER--Interests of Certain Persons in the Merger."

  The Beneficial Board was aware of these interests and considered them, among other matters, in approving the Agreement and the transactions contemplated thereby.

THE HOUSEHOLD AND BENEFICIAL STOCK OPTION AGREEMENTS

  As an inducement to Household to enter into the Agreement, Beneficial (as issuer) and Household (as grantee) entered into the Stock Option Agreement, dated April 7, 1998 (the "Beneficial Stock Option Agreement"), pursuant to which Beneficial granted Household an irrevocable option (the "Beneficial Option") to purchase from Beneficial up to 19.9% of the shares of Beneficial Common Stock outstanding upon exercise thereof, at a price of $130.50 per share (the closing sale price of Beneficial Common Stock on the last trading day preceding the execution of the Agreement).

  As an inducement to Beneficial to enter into the Agreement, Household (as issuer) and Beneficial (as grantee) entered into the Stock Option Agreement, dated April 7, 1998 (the "Household Stock Option Agreement" and, together with the Beneficial Stock Option Agreement, the "Stock Option Agreements"), pursuant to which Household granted Beneficial an irrevocable option (the "Household Option" and, together with the Beneficial Option, the "Options") to purchase from Household up to 19.9% of the shares of Household Common Stock outstanding upon exercise thereof, at a price of $48.92 per share (the closing sale price of Household Common Stock on the last trading day preceding the execution of the Agreement, as adjusted for Household's 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998).

  The grantee of each of the Options may exercise such Option only under certain limited and specifically defined circumstances (none of which, to the best knowledge of Household and Beneficial, has occurred as of the date hereof). At the request of the holder of each Option, under certain circumstances, the issuer of that Option will repurchase for a formula price such Option and any shares of the issuer's Common Stock purchased upon the exercise of the Option and beneficially owned by such holder at that time. Under certain circumstances, the type and number of Issuer Option Shares purchasable upon exercise of the applicable Issuer Option, and the applicable option price will be subject to adjustment. Notwithstanding anything in the Stock Option Agreements to the contrary, the total profit that either grantee may derive directly from the Option granted to it cannot exceed $240 million. See "THE MERGER--Household and Beneficial Stock Option Agreements."

  The purchase of any shares of Beneficial Common Stock or Household Common Stock, as the case may be, pursuant to the Options is subject to compliance with applicable law. See "THE MERGER--Regulatory Matters" and "--Household and Beneficial Stock Option Agreements."

  Certain aspects of the Stock Option Agreements may have the effect of discouraging parties who might now, or prior to the Effective Time, be interested in acquiring all of or a significant interest in Beneficial or Household, as the case may be, from considering or proposing such an acquisition, even if such persons, in the case of an acquisition with respect to Beneficial, were prepared to offer to pay consideration to holders of Beneficial Common Stock that had a higher current market price than the shares of Household Common Stock to be received by holders of Beneficial Common Stock pursuant to the Agreement.

  In the event that either the Beneficial Stockholder Approval or the Household Stockholder Approval is not obtained, either Household or Beneficial may terminate the Agreement. See "THE MERGER--Termination of the Agreement." If such termination occurs prior to the occurrence of an Initial Triggering Event (as defined under the pertinent Stock Option Agreement; see "THE MERGER-- Household and Beneficial Stock Option Agreements") under the pertinent Stock Option Agreement, such Stock Option Agreement will automatically terminate at such time. If an Initial Triggering Event occurs under a Stock Option Agreement prior to the termination of the Agreement, however, the grantee will be entitled to exercise the Option in accordance with its terms upon the occurrence of a Subsequent Triggering Event (as defined under the pertinent Stock Option Agreement; see "THE MERGER--Household and Beneficial Stock Option Agreements") under the applicable Stock Option Agreement within the 12 months after the termination of the Agreement (subject to extension in certain situations described in the Stock Option Agreements, but in no event more than 18 months after termination of the Agreement).

AMENDMENT TO BENEFICIAL RIGHTS AGREEMENT

  In connection with the execution of the Agreement, Beneficial amended the Beneficial Rights Agreement so that, so long as the Agreement and the Beneficial Stock Option remain in effect, the acquisition by Household or its affiliates of shares of Beneficial Common Stock upon consummation of the Merger, exercise of the Household Option or otherwise will not result in the ability of any person to exercise any Beneficial Rights under the Beneficial Rights Agreement or enable or require the Beneficial Rights to be separated from the shares of Beneficial Common Stock to which they are attached or to be triggered or become exercisable. See "THE MERGER--Amendment to Beneficial Rights Agreement."

DISSENTERS' RIGHTS

  Neither Beneficial stockholders nor Household stockholders have dissenters' appraisal rights under the General Corporation Law of the State of Delaware (the "DGCL") or any other statute with respect to the Merger.

REGULATORY APPROVALS

  On May 14, 1998, Household and Beneficial received notice from the Federal Trade Commission that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, was terminated. On May 18, 1998, the United Kingdom Office of Fair Trade approved the Merger. The Merger is also subject to notice to or the approval of certain other federal, state and foreign regulatory authorities, including the Office of Thrift Supervision, the Bank of England, the Minister of Finance of the Department of Enterprise and Employment (Insurance Division) of Ireland, and the Commissioner or superintendent of the departments of insurance in Delaware, New York and Ohio. In addition, the Merger may be subject to prior approval of or pre- or post-merger notice to state regulators in some or all of the states where Beneficial and Household conduct consumer finance, insurance or mortgage lending operations.

  Household and Beneficial have filed all required applications for regulatory review and approval or notices with the above mentioned authorities, as applicable in connection with the Merger. There can be no assurance that such approvals will be obtained or as to the date of any such approvals. See "THE MERGER--Conditions to the Merger" and "--Regulatory Matters."

SHARE INFORMATION AND MARKET PRICES

  The Household Common Stock is listed on the NYSE and the Chicago Stock Exchange (the "CSE") under the symbol "HI." The Beneficial Common Stock is listed on the NYSE under the symbol "BNL."

  The following table sets forth the last sale price reported on the NYSE Composite Transactions List for shares of Household Common Stock on April 6, 1998, the last trading day preceding public announcement of the proposed Merger, and on May 29, 1998. Household Common Stock prices have been adjusted for Household's 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998. The table also sets forth the last sale prices per share reported on the NYSE Composite Transactions List for shares of Beneficial Common Stock and Beneficial Convertible Preferred Stock on April 6, 1998 and on May 29, 1998. The "Beneficial Common Stock Equivalent" represents the last sale price of a share of Household Common Stock on such date multiplied by the Exchange Ratio.

                                                          BENEFICIAL  BENEFICIAL
                                     HOUSEHOLD BENEFICIAL CONVERTIBLE   COMMON
                                      COMMON     COMMON    PREFERRED    STOCK
                                       STOCK     STOCK       STOCK    EQUIVALENT
                                     --------- ---------- ----------- ----------
      April 6, 1998.................  $48.92    $130.50    $1,000.00   $150.01
      May 29, 1998..................  $45.10    $134.00    $1,222.00   $138.32
                                      ------    -------    ---------   -------

  For additional information regarding the market prices of the Household Common Stock and Beneficial Common Stock during the previous two years, see "PRICE RANGE OF COMMON STOCK AND DIVIDENDS--Market Prices."

  Beneficial and Household stockholders are advised to obtain current market quotations for Beneficial Common Stock, Beneficial Convertible Preferred Stock and Household Common Stock. It is expected that the market price of Household Common Stock will fluctuate between the date of this Joint Proxy Statement-Prospectus and the date on which the Merger is consummated and thereafter. Because the number of shares of Household Common Stock to be received by Beneficial Stockholders in the Merger is fixed (subject to possible increase in certain circumstances) and because the market price of Household Common Stock is subject to fluctuation, the value of the shares of Household Common Stock that holders of Beneficial Common Stock and Beneficial Convertible Preferred Stock will receive in the Merger may increase or decrease prior to the Merger. No assurance can be given concerning the market price of Household Common Stock before or after the Effective Time. See "THE MERGER--Termination of the Agreement."

                      UNAUDITED COMPARATIVE PER SHARE DATA

  The following table sets forth (i) selected comparative per share data for each of Household and Beneficial on a historical basis and (ii) selected unaudited pro forma comparative per share data reflecting the consummation of the Merger. The unaudited pro forma comparative per share data assume the Merger had been consummated at the beginning of the periods presented. The unaudited pro forma data have been prepared giving effect to the Merger using the "pooling of interests" method of accounting. See "THE MERGER--Accounting Treatment." All Household share information has been adjusted for Household's 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998.

  The comparative per share data presented below are based on and derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of Household, the historical consolidated financial statements and the related notes thereto of Beneficial, all of which are incorporated by reference herein, and the unaudited pro forma condensed combined financial information of Household and the related notes thereto included elsewhere in this Joint Proxy Statement-Prospectus. See "AVAILABLE INFORMATION," "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION." Pro forma amounts are not necessarily indicative of results of operations or the combined financial position that would have resulted had the Merger been consummated at the beginning of the periods indicated. No adjustment has been included in the unaudited pro forma financial information for the anticipated annual pre-tax cost savings of approximately $450 million (approximately $300 million after-tax), or approximately 42% of Beneficial's 1997 operating expenses. There can be no assurance that the anticipated cost savings will be in the expected amounts or at the times anticipated. See "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS."

                                               YEAR ENDED       THREE MONTHS
                                              DECEMBER 31,    ENDED MARCH 31,
                                            ----------------- ----------------
                                            1995  1996  1997   1997     1998
                                            ----- ----- ----- ------- --------
HOUSEHOLD COMMON STOCK (1)
Basic income per common share:
  Historical............................... $1.46 $1.79 $2.20 $   .44 $    .52
  Pro forma (2)............................  1.26  1.76  1.97     .50      .73
Diluted income per common share:
  Historical...............................  1.44  1.77  2.17     .43      .51
  Pro forma (2)............................  1.24  1.73  1.93     .49      .71
Cash dividends declared per common share:
  Historical...............................   .44   .49   .54     .13      .15
  Pro forma (3)............................   .44   .49   .54     .13      .15
Book value per common share as of end of
 period:
  Historical...............................                              14.40
  Pro forma (4)............................                              11.90
BENEFICIAL COMMON STOCK
Basic income per common share:
  Historical (5)........................... $2.77 $5.19 $4.68 $  1.85 $   3.49
  Equivalent pro forma (6).................  3.86  5.40  6.04    1.53     2.24
Diluted income per common share:
  Historical (5)...........................  2.71  5.05  4.54    1.80     3.34
  Equivalent pro forma (6).................  3.80  5.31  5.92    1.50     2.18
Cash dividends declared per common share:
  Historical...............................  1.80  1.98  2.18     .52      .57
  Equivalent pro forma (6).................  1.35  1.50  1.66     .40      .46
Book value per common share as of end of
 period:
  Historical...............................                              34.44
  Equivalent pro forma (6).................                              36.49

-------
(1) In connection with the Merger, Household intends to merge corporate functions, sell Beneficial's commercial bank business, sell or combine overlapping branches, sell or merge Beneficial's mortgage operations into

  Household's, close Beneficial's United Kingdom ("UK") headquarters and merge Beneficial's UK operations into Household's existing UK business.
  Household expects to incur pre-tax Merger and integration related costs of approximately $1 billion ($751 million after-tax). These costs include approximately $284 million in lease exit costs, $161 million in fixed asset write-offs related to closed facilities, $240 million in severance and change in control payments, $140 million in asset writedowns to reflect modified business plans, $66 million in investment banking fees, $34 million in legal and other expenses, and $75 million in prepayment premiums related to debt.
  The estimated Merger and integration related costs include approximately $286 million in non-cash charges. Cash payments of approximately $714 million will be funded through Household's existing operations and commercial paper and other borrowings. In addition, Household expects to receive tax benefits of approximately $249 million. Substantially all of the cash payments are expected to be made by the end of 1998.
  These amounts, including the related tax effect, have been reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 1998 and are not reflected in the Unaudited Pro Forma Condensed Combined Statements of Income as they are not expected to have a continuing impact on the combined company.
  The combined company expects to achieve substantial cost savings through the elimination of redundant staff functions and corporate overhead, consolidation of product lines, data processing and back office functions, and the elimination of certain duplicate or excess office facilities. Based on Household management's current estimates, approximately 90% of the operating cost savings are expected to be achieved on a run-rate basis by the end of 1999 (which estimates as to timing and amount have been modestly refined since the public announcement of the Merger and the time that the analyses were performed by Household's and Beneficial's financial advisors in connection with their respective fairness opinions). These savings should continue to benefit the combined company in future years. No adjustment has been included in the unaudited pro forma financial information for the anticipated operating cost savings. There can be no assurance that the anticipated cost savings will be in the expected amounts or at the times anticipated. See "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS."
(2) The pro forma average common shares outstanding used in the calculation reflect the combined weighted average outstanding shares of Household Common Stock and Beneficial Common Stock, adjusted to equivalent shares of Household Common Stock.
(3) The pro forma cash dividends declared per common share are equal to the historical Household cash dividends per common share.
(4) The pro forma book value per common share was determined by combining the common equity of Household and Beneficial, including pro forma adjustments, and dividing the result by the total number of shares of Household Common Stock and Beneficial Common Stock outstanding at March 31, 1998, adjusted to equivalent shares of Household Common Stock.
(5) The first quarter of 1998 includes a $118.5 million after-tax ($2.13 per share) gain on disposal of Beneficial's Canadian consumer finance subsidiary which was partially offset by a $7.7 million ($.14 per share) addition to the tax reserves for certain outstanding tax issues. In addition, the first quarter of 1998 includes an earnings decline in the tax refund anticipation loan business of $16.5 million after-tax compared to the first quarter of 1997, reflecting certain limited measures taken by the Internal Revenue Service to delay payment on the returns of selected taxpayers claiming an earned income tax credit. 1997 reflects a $27.8 million after-tax ($.51 per share) provision for loss on disposal of Beneficial's German consumer banking subsidiary and $18.7 million ($.34 per share) of after-tax special items relating to additional legal reserves, a write down of certain real estate investments and costs associated with Beneficial's re-engineering efforts. Income from continuing operations includes a provision for credit losses related to the German liquidating loan portfolio of $15.0 million ($.28 per share) in 1995 and $38.0 million ($.72 per share) in 1994, and a $5.9 million after-tax ($.11 per share) provision for restructuring in 1995. See "INFORMATION ABOUT BENEFICIAL--Recent Developments."
(6) The equivalent pro forma amounts are computed by multiplying the Household pro forma amounts by a factor of 3.0666 to reflect the Exchange Ratio.

                        SUMMARY SELECTED FINANCIAL DATA

  The following tables present (i) summary selected financial data for each of Household and Beneficial on a historical basis and (ii) summary selected unaudited pro forma financial data for Household reflecting the consummation of the Merger. The summary selected unaudited pro forma financial data assume that the Merger had been consummated at the beginning of the periods indicated and have been prepared giving effect to the Merger as a "pooling of interests." For a description of the effect of "pooling of interests" accounting on the Merger, see "THE MERGER--Accounting Treatment." The summary selected unaudited pro forma financial data do not reflect any anticipated reorganization or restructuring expenses resulting from the Merger. All Household share information has been adjusted for Household's 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998.

  The summary selected historical financial data for Household for each of the five years ended December 31, 1997 are based on and derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of Household, audited by Arthur Andersen LLP, independent accountants, which are incorporated herein by reference. Summary selected historical financial data for Beneficial for each of the five years ended December 31, 1997 are set forth in the following table. Such data have been derived from, and should be read in conjunction with, the audited financial statements of Beneficial and are qualified in their entirety by reference to the more detailed consolidated financial statements incorporated by reference herein. The summary selected financial data for Household for the three months ended March 31, 1997 and 1998 are unaudited and should be read in conjunction with Household's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, which is incorporated by reference herein. The summary selected financial data for Beneficial for the three months ended March 31, 1997 and 1998 are unaudited and should be read in conjunction with Beneficial's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, which is incorporated by reference herein. Operating results for the three months ended March 31, 1998 should not be considered indicative of the results for any future quarters or the year ending December 31, 1998. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." The information set forth in the summary selected unaudited pro forma financial data should be read in connection with the unaudited pro forma condensed combined financial information and notes thereto appearing elsewhere herein. Pro forma amounts are not necessarily indicative of results of operations or the combined financial position that would have resulted had the Merger been consummated at the beginning of the periods indicated. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF HOUSEHOLD (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                         THREE MONTHS
                                    YEAR ENDED DECEMBER 31,             ENDED MARCH 31,
                          -------------------------------------------- -----------------
                            1993     1994     1995     1996     1997     1997     1998
                          -------- -------- -------- -------- -------- -------- --------
                                                                          (UNAUDITED)
Net interest margin and
 other revenues.........  $3,305.0 $3,360.6 $3,587.3 $3,538.2 $3,999.7 $  970.6 $  991.2
Net income..............     298.7    367.6    453.2    538.6    686.6    131.5    170.3
Earnings per share:
 Basic..................       .99     1.19     1.46     1.79     2.20      .44      .52
 Diluted................       .95     1.17     1.44     1.77     2.17      .43      .51
Cash dividends declared
 per common share.......       .39      .41      .44      .49      .54      .13      .15
Total assets (end of
 period)................  32,961.5 34,338.4 29,218.8 29,594.5 30,302.6 28,046.8 32,896.9
Total managed assets
 (end of period) (1)....  42,789.3 46,833.5 44,103.4 48,120.9 51,868.4 47,271.5 53,593.3
Deposits (end of
 period)................   7,516.1  8,439.0  4,708.8  2,365.1  1,788.9  2,173.1  1,881.6
Total other debt (end of
 period)................  14,755.9 14,646.2 17,887.3 21,230.1 20,930.0 19,723.8 23,066.1
Company obligated
 mandatorily redeemable
 preferred securities of
 subsidiary trusts (end
 of period).............       --       --      75.0    175.0    175.0    175.0    375.0
Convertible preferred
 stock (end of period)..      19.3      2.6      --       --       --       --       --
Preferred stock (end of
 period)................     320.0    320.0    205.0    205.0    150.0    150.0    150.0
Common shareholders'
 equity (end of period).   2,078.3  2,200.4  2,690.9  2,941.2  4,516.2  3,031.1  4,637.3

SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF BENEFICIAL (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                               THREE MONTHS
                                       YEAR ENDED DECEMBER 31,                ENDED MARCH 31,
                          ------------------------------------------------- -------------------
                            1993      1994      1995      1996      1997      1997      1998
                          --------- --------- --------- --------- --------- --------- ---------
                                                                                (UNAUDITED)
Net interest margin and
 other revenues.........  $ 1,324.3 $ 1,463.8 $ 1,582.0 $ 1,959.1 $ 2,100.7 $   557.9 $   753.1
Income before
 extraordinary loss.....      186.0     177.7     150.5     281.0     253.7     100.7     187.5
Net income..............      183.2     177.7     150.5     281.0     253.7     100.7     187.5
Earnings per share
 before extraordinary
 loss:
  Basic.................       3.49      3.33      2.77      5.19      4.68      1.85      3.49
  Diluted...............       3.43      3.26      2.71      5.05      4.54      1.80      3.34
Cash dividends declared
 per common share.......       1.43      1.62      1.80      1.98      2.18       .52       .57
Total assets (end of
 period)................   12,916.9  14,376.6  15,737.3  16,931.2  17,645.1  17,013.3  16,618.0
Total managed assets
 (end of period) (1)....   13,109.4  15,007.0  16,850.8  19,120.2  20,294.6  18,975.2  18,966.7
Deposits (end of
 period)................      616.2     654.4     642.5     635.0     555.3     575.4     509.7
Total other debt (end of
 period)................    9,689.2  10,798.7  11,816.4  12,800.4  13,472.3  12,727.5  12,598.3
Total shareholders'
 equity
 (end of period) (2)....    1,312.2   1,400.3   1,503.0   1,694.8   1,772.3   1,748.8   2,048.0

--------
(1) Total managed assets data includes assets on the balance sheet and those assets serviced for investors as part of asset securitization programs.
(2) Beneficial's total shareholders' equity includes common shareholders' equity and preferred stock.

SUMMARY SELECTED UNAUDITED PRO FORMA FINANCIAL DATA (IN MILLIONS, EXCEPT PER SHARE DATA)

  The following summary selected unaudited pro forma financial data combine Household's historical results with Beneficial's historical results for the three months ended March 31, 1997 and 1998 and for each of the five years ended December 31, 1997 and at March 31, 1998. The Pro Forma Combined Financial Data give effect to the Merger as if it had occurred on January 1, 1993. The Pro Forma Combined Balance Sheet Data give effect to the Merger as if it had occurred on March 31, 1998.

  See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                                                                        THREE MONTHS
                                   YEAR ENDED DECEMBER 31,             ENDED MARCH 31,
                         -------------------------------------------- -----------------
PRO FORMA COMBINED
FINANCIAL DATA (1)         1993     1994     1995     1996     1997     1997     1998
------------------       -------- -------- -------- -------- -------- -------- --------
Net interest margin and
 other revenues......... $4,629.3 $4,824.4 $5,169.3 $5,497.3 $6,100.4 $1,528.5 $1,744.3
Income before
 extraordinary loss.....    484.7    545.3    603.7    819.6    940.3    232.2    357.8
Net income..............    481.9    545.3    603.7    819.6    940.3    232.2    357.8
Earnings per share
 before extraordinary
 loss (2):
  Basic.................     1.04     1.15     1.26     1.76     1.97      .50      .73
  Diluted...............     1.01     1.13     1.24     1.73     1.93      .49      .71
Cash dividends declared
 per common share (3)...      .39      .41      .44      .49      .54      .13      .15

                                                                      MARCH 31,
PRO FORMA COMBINED BALANCE SHEET DATA (1)                               1998
-----------------------------------------                             ---------
Total assets......................................................... $49,228.9
Total managed assets.................................................  72,274.0
Deposits.............................................................   2,391.3
Total other debt.....................................................  35,664.4
Company obligated mandatorily redeemable preferred securities of
 subsidiary trusts...................................................     375.0
Preferred stock......................................................     264.5
Common shareholders' equity..........................................   5,819.8
Book value per common share (4)......................................     11.90

(1) In connection with the Merger, Household intends to merge corporate functions, sell Beneficial's commercial bank business, sell or combine overlapping branches, sell or merge Beneficial's mortgage operations into Household's, close Beneficial's UK headquarters and merge Beneficial's UK operations into Household's existing UK business.
  Household expects to incur pre-tax Merger and integration related costs of approximately $1 billion ($751 million after-tax). These costs include approximately $284 million in lease exit costs, $161 million in fixed asset write-offs related to closed facilities, $240 million in severance and change in control payments, $140 million in asset writedowns to reflect modified business plans, $66 million in investment banking fees, $34 million in legal and other expenses, and $75 million in prepayment premiums related to debt.
  The estimated Merger and integration related costs include approximately
  $286 million in non-cash charges. Cash payments of approximately $714 million will be funded through Household's existing operations and commercial paper and other borrowings. In addition, Household expects to receive tax benefits of approximately $249 million. Substantially all of the cash payments are expected to be made by the end of 1998.
  These amounts, including the related tax effect, have been reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 1998 and are not reflected in the Unaudited Pro Forma Condensed Combined Statements of Income as they are not expected to have a continuing impact on the combined company.
  The combined company expects to achieve substantial cost savings through the elimination of redundant staff functions and corporate overhead, consolidation of product lines, data processing and back office functions, and the elimination of certain duplicate or excess office facilities. Based on Household management's current estimates, approximately 90% of the operating cost savings are expected to be achieved on a run-rate basis by the end of 1999 (which estimates as to timing and amount have been modestly refined since the public announcement of the Merger and the time that the analyses were performed by Household's and Beneficial's financial advisors in connection with their respective fairness opinions). These savings should continue to benefit the combined company in future years. No adjustment has been included in the unaudited pro forma financial information for the anticipated operating cost savings. There can be no assurance that the anticipated cost savings will be in the expected amounts or at the times anticipated. See "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS."
(2) The pro forma average common shares outstanding used in the calculation reflect the combined weighted average outstanding shares of Household Common Stock and Beneficial Common Stock, adjusted to equivalent shares of Household Common Stock.
(3) The pro forma cash dividends declared per common share are equal to the historical Household cash dividends per common share.
(4) The pro forma book value per common share was determined by combining the common equity of Household and Beneficial, including pro forma adjustments, and dividing the result by the total number of shares of Household Common Stock and Beneficial Common Stock outstanding at March 31, 1998, adjusted to equivalent shares of Household Common Stock.

                  RATIOS OF EARNINGS TO FIXED CHARGES AND OF
       EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

  The following are Household's and Beneficial's consolidated ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividend requirements for the periods indicated below:

HOUSEHOLD:

                                                                  THREE MONTHS
                                                                      ENDED
                                         YEAR ENDED DECEMBER 31,    MARCH 31,
                                         ------------------------ -------------
                                         1993 1994 1995 1996 1997  1997   1998
                                         ---- ---- ---- ---- ---- ------ ------
Ratio of Earnings to Fixed Charges...... 1.38 1.41 1.47 1.53 1.67   1.54   1.64
Ratio of Earnings to Combined Fixed
 Charges and
 Preferred Stock Dividends.............. 1.33 1.37 1.43 1.50 1.65   1.52   1.62

  For purposes of calculating Household's ratios, earnings consist of net income to which has been added income taxes and fixed charges. Fixed charges consist of interest on all indebtedness (including capitalized interest) and one-third of rental expense (approximate portion representing interest). Preferred stock dividends represent an amount equal to income, before income tax, which would be required to meet the dividends on preferred stocks.

BENEFICIAL:

                                                                  THREE MONTHS
                                                                      ENDED
                                         YEAR ENDED DECEMBER 31,    MARCH 31,
                                         ------------------------ -------------
                                         1993 1994 1995 1996 1997  1997   1998
                                         ---- ---- ---- ---- ---- ------ ------
Ratio of Earnings to Fixed Charges...... 1.49 1.47 1.32 1.55 1.42   1.74   2.35
Ratio of Earnings to Combined Fixed
 Charges and
 Preferred Stock Dividends.............. 1.47 1.45 1.31 1.53 1.41   1.72   2.33

  For purposes of calculating Beneficial's ratios, earnings consist of net income to which has been added income taxes and fixed charges. Fixed charges consist principally of interest on all indebtedness and that portion of rentals considered to represent an appropriate interest factor. Preferred dividend requirements are grossed up to their pre-tax equivalent.

                           HOUSEHOLD SPECIAL MEETING

GENERAL

  This Joint Proxy Statement-Prospectus is first being mailed to stockholders of Household on or about June 2, 1998 and is accompanied by the Notice of Special Meeting and a form of proxy that is solicited by the Household Board for use at the Household Special Meeting to be held on June 30, 1998, at 8:30 a.m. local time, at 2445 M Street, N.W., 9th Floor, Washington, D.C., and at any adjournments or postponements thereof.

MATTERS TO BE CONSIDERED

  At the Household Special Meeting, Household Common Stockholders will be asked, in accordance with the requirements of the NYSE, to consider and vote upon the Household Matter. The NYSE requires stockholder approval of the Household Matter because the number of shares of Household Common Stock to be issued in the Merger is expected to exceed 20% of the shares of Household Common Stock outstanding immediately prior to the Effective Time. (The Household Common Stockholders may also be asked to vote upon a proposal to adjourn the Household Special Meeting, which adjournment could be used for the purpose, among others, of allowing additional time for the soliciting of additional votes to approve the Household Matter.)

PROXIES

  The accompanying form of proxy is for use at the Household Special Meeting if a Household Common Stockholder is unable to attend the Household Special Meeting in person or wishes to have his or her shares voted by proxy even if such stockholder does attend the meeting. The proxy may be revoked by such Household Common Stockholder at any time before it is exercised, either by submitting to the Corporate Secretary of Household written notice of revocation or a properly executed proxy of a later date or by attending the meeting and electing to vote in person. Written notices of revocation and other communications with respect to the revocation of Household proxies should be addressed to Household International, Inc., 2700 Sanders Road, Prospect Heights, Illinois 60070, Attention: Corporate Secretary. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein.

  The entire cost of soliciting the proxies from the Household Common Stockholders will be borne by Household. In addition to the solicitation of the proxies by mail, Household will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of Household Common Stock and secure their voting instructions, if necessary. Household will reimburse such record holders for their reasonable expenses in so doing. Household has also made arrangements with Corporate Investor Communications, Inc. to assist it in soliciting proxies from banks, brokers and nominees and has agreed to pay $7,000, plus expenses, for such services. If necessary, Household may also use several of its regular employees, who will not be specially compensated, to solicit proxies from Household Common Stockholders, either personally or by telephone, telegram, facsimile or special delivery letter.

RECORD DATE AND VOTING RIGHTS

  Pursuant to the provisions of the DGCL, May 28, 1998 has been fixed as the Household Record Date for the determination of Household Common Stockholders entitled to vote at the Household Special Meeting. Accordingly, only Household Common Stockholders of record at the close of business on the Household Record Date will be entitled to vote at said meeting. At the close of business on the Household Record Date, the number of outstanding shares of Household Common Stock entitled to vote at the Household Special Meeting was 322,004,763 (as adjusted for Household's 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998). In accordance with the DGCL, abstentions from voting will be counted for purposes of determining whether a quorum exists at the Household Special Meeting. Furthermore, shares represented by proxies returned by a broker holding such shares in nominee or "street" name will be counted for purposes of determining whether a quorum exists, even if such shares are not voted in matters where discretionary voting by the broker is not allowed ("broker non-votes"). In addition, abstentions from voting and broker non-votes will not be deemed to have been cast either "for" or "against" the Household Matter and, since approval of the Household Matter requires the vote of a majority of the votes cast at the Household Special Meeting, will have no effect on the approval of the Household Matter. Accordingly, the Household Board urges Household Common Stockholders to complete, date and sign the accompanying proxy and return it promptly in the enclosed postage-paid envelope.

  A Household Common Stockholder who participates in the Household International Tax Reduction Investment Plan ("TRIP"), an employee benefit plan of Household, should return his or her completed proxy/voting instruction card to Harris Trust and Savings Bank ("Harris") in the envelope provided. Vanguard Fiduciary Trust Company, the TRIP Trustee, will act as such participant's proxy for shares of Household Common Stock held in such participant's TRIP account. If Harris does not receive instructions for such participant's TRIP shares by June 25, 1998, those shares will be voted by the Trustee in the same way as the majority of TRIP held shares for which voting instructions are received.

  All proxies, consents, ballots and voting materials will be kept confidential and not disclosed to anyone other than the inspectors of election and the tabulator. Voting records will be disclosed if required by law or if the election results are contested. If a Household Common Stockholder writes comments on a returned proxy, the tabulator will send them to Household with such stockholder's name but without revealing how such stockholder voted, unless disclosure is necessary for Household to understand such stockholder's comment.

  Each share of Household Common Stock entitles its holder to one vote and the affirmative vote of a majority of the votes cast at the Household Special Meeting is required to approve the Household Matter, provided that the total number of votes cast represents over 50% of the total number of outstanding shares. As of the Household Record Date, 395,662 shares (on a pre-split basis) of Household Common Stock equivalent to approximately .004% of the votes entitled to be cast at the Household Special Meeting, were beneficially owned by directors and executive officers of Household. It is currently expected that each such director and executive officer of Household will vote the shares of Household Common Stock beneficially owned by him or her for approval of the Household Matter.

  Additional information with respect to beneficial ownership of Household Common Stock by individuals and entities owning more than 5% of such stock and more detailed information with respect to beneficial ownership of Household Common Stock by directors and executive officers of Household is incorporated by reference to Household's Annual Report on Form 10-K for the year ended December 31, 1997. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

RECOMMENDATION OF THE HOUSEHOLD BOARD

  The Household Board has approved, by a unanimous vote of those present, the Agreement and the transactions contemplated thereby. The Household Board believes that the Agreement and the transactions contemplated thereby and the Household Matter are fair to and in the best interests of Household and the stockholders of Household and unanimously recommends that the Household Common Stockholders vote "FOR" the Household Matter. See "THE MERGER--Household's Reasons for the Merger."

                          BENEFICIAL SPECIAL MEETING

GENERAL

  This Joint Proxy Statement-Prospectus is first being mailed to the stockholders of Beneficial on or about June 2, 1998, and is accompanied by the Notice of Special Meeting and a form of proxy that is solicited by the Beneficial Board for use at the Beneficial Special Meeting to be held on June 30, 1998, at 9:30 a.m., local time, at Beneficial's executive offices, One Christina Centre, 301 North Walnut Street, Wilmington, Delaware, and at any adjournments or postponements thereof.

MATTERS TO BE CONSIDERED

  The purpose of the Beneficial Special Meeting is to take action with respect to the approval of the Agreement and the transactions contemplated thereby. (The Voting Beneficial Stockholders may also be asked to vote upon a proposal to adjourn or postpone the Beneficial Special Meeting, which adjournment or postponement could be used for the purpose, among others, of allowing additional time for the soliciting of additional votes to approve the Agreement.)

PROXIES

  The accompanying form of proxy is for use at the Beneficial Special Meeting if a Voting Beneficial Stockholder is unable to attend the Beneficial Special Meeting in person or wishes to have his or her shares voted by proxy even if such stockholder does attend the meeting. Any proxy may be revoked by such Voting Beneficial Stockholder at any time before it is exercised, either by submitting to the Corporate Secretary of Beneficial written notice of revocation or by attending the Beneficial Special Meeting and electing to vote in person. Written notices of revocation and other communications with respect to the revocation of Beneficial proxies should be addressed to Beneficial Corporation, 301 North Walnut Street, Wilmington, Delaware 1980, Attention:
Corporate Secretary. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein.

  The entire cost of soliciting the proxies from the Voting Beneficial Stockholders will be borne by Beneficial. In addition to the solicitation of the proxies by mail, Beneficial will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of the stock and secure their voting instructions, if necessary. Beneficial will reimburse such record holders for their reasonable expenses in so doing. Beneficial has also made arrangements with Kissel-Blake, Inc. to assist it in soliciting proxies from banks, brokers and nominees and has agreed to pay approximately $7,500, plus expenses, for such services. If necessary, Beneficial may also use several of its regular employees, who will not be specially compensated, to solicit proxies from Voting Beneficial Stockholders, either personally or by telephone, telegram, facsimile or special delivery letter.

RECORD DATE AND VOTING RIGHTS

  Pursuant to the provisions of the DGCL, May 26, 1998 has been fixed as the Beneficial Record Date for the determination of the stockholders of Beneficial entitled to receive notice of and the Voting Beneficial Stockholders entitled to vote at the Beneficial Special Meeting. At the close of business on the Beneficial Record Date, the number of outstanding shares of Beneficial Common Stock, Beneficial Convertible Preferred Stock and Beneficial $4.30 Preferred Stock entitled to vote at the Beneficial Special Meeting were 54,435,871, 15,566 and 836,585, respectively. In accordance with the DGCL, abstentions from voting will be counted for purposes of determining whether a quorum exists at the Beneficial Special Meeting. Furthermore, shares represented by proxies returned by a broker holding such shares in nominee or "street" name will be counted for purposes of determining whether a quorum exists, even if such shares are broker non-votes. In addition, abstentions from voting and broker non-votes will not be deemed to have been cast either "for" or "against" approval of the Agreement and, since approval of the Agreement requires the vote of a majority of the voting power represented by the outstanding shares of Beneficial Common Stock, Beneficial Convertible Preferred Stock and Beneficial $4.30 Preferred Stock entitled to vote at the Beneficial Special Meeting, will have no effect on the approval of the Agreement.

  Each share of Beneficial Common Stock and Beneficial $4.30 Preferred Stock entitles its holder to one vote, and each share of Beneficial Convertible Preferred Stock currently entitles its holder to nine votes. All such shares vote together as a single class, and, under the DGCL, the affirmative vote of a majority of the outstanding shares entitled to vote at the Beneficial Special Meeting is required to approve the Agreement.

  BECAUSE APPROVAL OF THE AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF A MAJORITY OF THE VOTING POWER REPRESENTED BY THE OUTSTANDING SHARES OF BENEFICIAL COMMON STOCK, BENEFICIAL CONVERTIBLE PREFERRED STOCK AND BENEFICIAL $4.30 PREFERRED STOCK ENTITLED TO VOTE AT THE BENEFICIAL SPECIAL MEETING, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS NEGATIVE VOTES. ACCORDINGLY, THE BENEFICIAL BOARD URGES VOTING BENEFICIAL STOCKHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

  As of the Beneficial Record Date, 6,060,544 shares of Beneficial Common Stock, 73 shares of Beneficial Convertible Preferred Stock and 4,740 shares of Beneficial $4.30 Preferred Stock, respectively, equivalent to approximately 10.95% of the votes entitled to be cast at the Beneficial Special Meeting, were beneficially owned by directors and executive officers of Beneficial. It is currently expected that each such director and executive officer of Beneficial will vote the shares of Beneficial Common Stock, Beneficial Convertible Preferred Stock and Beneficial $4.30 Preferred Stock beneficially owned by him or her for approval of the Agreement.

  Additional information with respect to beneficial ownership of Beneficial Common Stock by persons and entities owning more than 5% of such stock and more detailed information with respect to beneficial ownership of Beneficial Common Stock by directors and executive officers of Beneficial is incorporated by reference to Beneficial's Annual Report on Form 10-K for the year ended December 31, 1997 (as filed March 30, 1998 and amended by Amendment No. 1 on Form 10-K/A, filed April 29, 1998). See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

RECOMMENDATION OF THE BENEFICIAL BOARD

  The Beneficial Board has unanimously approved the Agreement and the transactions contemplated thereby. The Beneficial Board believes that the Merger is fair to and in the best interests of Beneficial and the stockholders of Beneficial and unanimously recommends that the Voting Beneficial Stockholders vote "FOR" approval of the Agreement and the transactions contemplated thereby. See "THE MERGER--Beneficial's Reasons for the Merger."

                                  THE MERGER

  THE FOLLOWING INCLUDES A SUMMARY OF CERTAIN TERMS AND PROVISIONS OF THE AGREEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE AGREEMENT, WHICH IS ATTACHED TO THIS JOINT PROXY STATEMENT-PROSPECTUS AS APPENDIX A AND IS INCORPORATED HEREIN BY REFERENCE.

DESCRIPTION OF THE MERGER

  At the Effective Time, Merger Sub will merge with and into Beneficial, the separate corporate existence of Merger Sub will cease and Beneficial will survive and continue to exist as a Delaware corporation and a wholly-owned subsidiary of Household. Subject to the satisfaction or waiver of the conditions set forth in the Agreement and described more fully in "-- Conditions to the Merger," the Merger will become effective upon the filing of a certificate of merger with the Secretary of State of Delaware or at such later date and time as may be specified in the certificate of merger. The Merger will have the effects prescribed in Section 259 of the DGCL, and the certificate of incorporation of Beneficial as in effect immediately prior to the Effective Time (the "Beneficial Charter") will be the certificate of incorporation of the Surviving Corporation. The by-laws of Merger Sub as in effect immediately prior to the Effective Time will be the by-laws of the Surviving Corporation.

  At the Effective Time, (i) each share of Beneficial Common Stock will be converted into the right to receive shares of Household Common Stock at the Exchange Ratio; (ii) each share of Beneficial Convertible Preferred Stock will be converted into the right to receive the number of shares of Household Common Stock that the holder thereof would have been entitled to receive in the Merger had such holder converted such share of Beneficial Convertible Preferred Stock into shares of Beneficial Common Stock immediately prior to the Effective Time; and (iii) each share of Beneficial 5% Preferred Stock, Beneficial $4.50 Preferred Stock and Beneficial $4.30 Preferred Stock (together, the "Other Beneficial Preferred Stock") will be converted into the right to receive New Household Preferred Stock with substantially identical terms, except that each such share of New Household Preferred Stock will entitle the holder thereof to one vote, voting as a single class with the holders of shares of Household Common Stock, on all matters brought before a vote of Household Stockholders. Cash will be paid in lieu of fractional shares.

  It is expected that the market price of Household Common Stock will fluctuate between the date of this Joint Proxy Statement-Prospectus and the date on which the Merger is consummated and thereafter. Because the number of shares of Household Common Stock to be received by Beneficial Stockholders in the Merger is fixed and because the market price of Household Common Stock is subject to fluctuation, the value of the shares of Household Common Stock that holders of Beneficial Common Stock and Beneficial Convertible Preferred Stock would receive in the Merger may increase or decrease prior to the Merger. For further information concerning the historical market prices of Household and Beneficial Common Stock, see "PRICE RANGE OF COMMON STOCK AND DIVIDENDS-- Market Prices." No assurance can be given concerning the market price of Household Common Stock before or after the Effective Time.

  The Agreement may be terminated and the Merger abandoned (i) by the mutual consent of the parties, (ii) by either party (provided the other party is not then in material breach of the Agreement) if the other party materially breaches its representations and warranties, covenants, or agreements, in each case after inability or failure to cure within 30 days or which cannot be cured prior to the Effective Date provided such breach together with all other breaches would cause a condition to closing of the non-breaching party to be unsatisfied, (iii) by either party in the event that the Merger is not consummated by December 31, 1998, except to the extent that the failure of the Merger then to be consummated arises out of or results from the failure of the party seeking to terminate the Agreement to perform or observe the covenants and agreements of that party under the Agreement or (iv) by either party 60 days after the date on which any request or application for a Requisite Regulatory Approval is denied or withdrawn at the request of the governmental entity which must grant such approval, unless within 60 days following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable governmental entity (provided that the request for withdrawal is not due to a breach of the Agreement by the party seeking to terminate) or if any governmental entity of competent jurisdiction has issued a final nonappealable order prohibiting the Merger or (v) by either party if either the Beneficial Stockholder Approval or the Household Stockholder Approval is not obtained at the Beneficial Special Meeting or the Household Special Meeting, as the case may be, or any adjournments or postponements thereof.

  In addition, the Agreement may be terminated by Beneficial by giving notice to Household at least two days prior to the anticipated closing date of the Merger if either (i) the average closing price (the "Average Closing Price") of Household Common Stock for the ten full trading days ending on the date (the "Determination Date") three days prior to the anticipated closing date is less than $39.13 (as adjusted for Household's 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998) or (ii) both of the following occur: (a) the Average Closing Price is less than $41.58 (adjusted for the stock split) and (b) (1) the number obtained by dividing the Average Closing Price by $48.92 (the closing price of Household Common Stock on April 6, 1998, as adjusted for the stock split) is less than (2) the number obtained by dividing the average of the closing prices of the S&P Financials Index, excluding Household and Beneficial, during the above-mentioned ten-day period on the Determination Date by the closing price of such index on April 6, 1998 and subtracting 0.15 (the satisfaction of either of the conditions set forth in the foregoing clauses (i) and (ii) a "Termination Event"). If any company in the S&P Financials Index declares or effects a stock dividend, reclassification or similar transaction, the price for the common stock for such company will be adjusted accordingly. Such termination right will not apply, however, if Household decides, within 24 hours of receiving notice of Beneficial's intent to terminate the Agreement following a Termination Event, to increase the Exchange Ratio to a number calculated pursuant to the Agreement, such that Beneficial Stockholders would receive consideration having the same implied market value (based on the Average Closing Price) as they would have received if the Average Closing Price has been sufficient to prevent Beneficial from having a termination right under this provision. If Household elects to increase the Exchange Ratio as set forth in the Agreement and as described above, it must give Beneficial prompt notice of that election and such increased Exchange Ratio, in which case no termination of the Agreement would occur as a result of a Termination Event. See "--Termination of the Agreement."

  Whether or not Beneficial will have a right to terminate the Agreement pursuant to the foregoing paragraph will not be known until the date that the Average Closing Price can be determined. If such date were the date of this Joint Proxy Statement-Prospectus, no such right of termination would exist, based on the prevailing market price of Household Common Stock. Beneficial has made no decision as to whether it would exercise its termination right if such a right were to arise, and Household has made no decision as to whether it would exercise its correlative right to increase the Exchange Ratio. In the event such a situation occurs, each of the Household Board and the Beneficial Board would, consistent with its fiduciary duties, take into account all relevant facts and circumstances as they exist at such time and would consult with its respective financial advisors and legal counsel. Approval of the Agreement by the Voting Beneficial Stockholders at the Beneficial Special Meeting and approval of the Household Matter by the Household Common Stockholders at the Household Special Meeting will confer on the Beneficial Board and the Household Board, respectively, the power, should such an event occur and consistent with the fiduciary duties of such Boards, to elect to consummate the Merger in such an event (in the case of the Beneficial Board) or to elect to increase the Exchange Ratio (in the case of the Household Board) without any further action by, or resolicitation of the votes of, the

Voting Beneficial Stockholders or Household Common Stockholders, as the case may be. The fairness opinions received by Beneficial and Household were dated as of the respective dates that the Boards approved the Merger and were based on conditions in effect on such dates. Accordingly, none of such opinions address the circumstances that might arise if the matters contemplated by the previous paragraph were to occur.

  At the Effective Time, each of the employee and non-employee Director stock options (the "Beneficial Stock Options") issued pursuant to the Beneficial 1990 Non-Qualified Stock Option Plan or the BenShares Equity Participation Plan (the "Beneficial Stock Option Plans") which is outstanding and unexercised will be converted automatically into an option to purchase shares of Household Common Stock (the "New Option"), subject to the terms of such plans, in an amount and at an exercise price determined as follows: (i) the number of shares of Household Common Stock to be issued upon exercise of the New Option will be equal to the product of the number of shares of Beneficial Common Stock to be issued upon exercise of the original option and the Exchange Ratio; and (ii) the exercise price per share of Household Common Stock under the New Option will be equal to the aggregate exercise price of the original option divided by the total number of full shares of Household Common Stock to be issued upon exercise of the New Option, rounded up to the nearest cent. Pursuant to the terms of the Beneficial Stock Option Plans, the Beneficial Stock Options will be fully vested and exercisable at the Effective Time. The duration and other terms of the New Option will be the same as that of the original option, except that all references to Beneficial will be deemed to be references to Household. In connection with the conversion of the Beneficial Stock Options in the Merger, Household will file with the Commission a registration statement on Form S-8 (or other appropriate form) or a post-effective amendment to a previously filed registration statement as promptly as practicable after the Effective Time for purposes of registering all shares of Household Common Stock issuable after the Effective Time upon exercise of the New Options, and will have such registration statement or post-effective amendment become effective and comply, to the extent applicable, with state securities or "blue sky" laws.

  Household may at any time change the method of effecting the combination with Beneficial if and to the extent it deems such change to be desirable, including, without limitation, to provide for a merger of Beneficial into Household; provided, however, that no such change will (i) alter or change the amount or kind of Merger Consideration to be received by holders of Beneficial Common Stock as provided for in the Agreement, (ii) adversely affect the tax treatment of the stockholders of Beneficial as a result of receiving the Merger Consideration to be received by the stockholders of Beneficial Stockholders upon consummation of the Merger, or (iii) materially impede or delay consummation of the transactions contemplated by the Agreement.

BACKGROUND OF THE MERGER

  In the fall of 1997, after a year-long strategic planning process, including an internal review by Beneficial's Strategic Planning Council and a review by Beneficial's financial advisors, Beneficial's management and the Beneficial Board determined that the best strategy for significantly enhancing the return to the Beneficial stockholders was to focus on those businesses with the highest potential returns and growth--its core consumer financial services businesses in the United States, United Kingdom and Ireland, including consumer finance, related credit insurance, private-label credit card and tax refund lending. In connection with this strategy, Beneficial publicly announced that it would take several steps to restructure Beneficial, including, among other things, the sale of non-core businesses and assets and a significant reengineering of the loan office system. The reengineering effort involves technological enhancements for the loan office network in the United States and is intended to enable branch office personnel to devote more of their time to loan origination efforts by centralizing much of the marketing, solicitation, credit decisioning and collection functions that are currently done in the individual loan offices.

  In October 1997, as a result of the noted strategy, Beneficial announced its intent to sell its German and Canadian subsidiaries. Household entered into two Confidentiality Agreements with respect to these businesses dated November 7, 1997 (Canada) and November 10, 1997 (Germany). Household submitted a preliminary non-binding bid for Beneficial's Canadian subsidiary and, in connection with the bid, offered to enter into discussions to purchase all of Beneficial's international operations, including its United Kingdom business. Finn M.W. Caspersen, Chairman and Chief Executive Officer of Beneficial, indicated to William F. Aldinger, Chairman and Chief Executive Officer of Household, that Beneficial had no interest in selling its United Kingdom operations.

  On January 11, 1998, the Household Board approved the submission of a definitive bid to Beneficial to purchase its Canadian operations. Beneficial's financial advisor with respect to this transaction subsequently informed Household that Beneficial had agreed to sell its Canadian operations to another party.

  In late January 1998, Beneficial released earnings for 1997, reporting a loss of $12.8 million in the fourth quarter of 1997 and a 10% decline in earnings for 1997 as compared to 1996. Nevertheless, Beneficial's management remained optimistic that the potential earnings benefits of the loan offices' reengineering effort and the overall restructuring plan would deliver significant value to the stockholders of Beneficial. On January 29, 1998, Beneficial's management met with a number of major institutional stockholders and analysts in New York City to discuss Beneficial's reengineering and restructuring plans. At that meeting, a number of major stockholders expressed dissatisfaction with 1997 earnings and suggested that, as an alternative to management's reengineering plan, the Beneficial Board should consider a sale of Beneficial or a business combination with another company. Following that meeting, Beneficial's management received two letters from major stockholders reiterating the views expressed at the meeting.

  On February 10, 1998, Beneficial announced that it had entered into an agreement to sell its Canadian operations in a transaction that was expected to generate a net after-tax gain in excess of $100 million. See "INFORMATION ABOUT BENEFICIAL--Recent Developments."

  On February 13, 1998, members of Beneficial's management met with Beneficial's financial, legal and other advisors to discuss all alternatives for enhancing stockholder value. Following this meeting, Beneficial's management determined that it would recommend to the Beneficial Board that it evaluate thoroughly the full range of tactical and strategic alternatives for enhancing shareholder value. On February 16, 1998, the Beneficial Board met to discuss management's recommendation. Following presentations by Beneficial's management and financial advisors, the Beneficial Board authorized Beneficial's management and financial advisors to evaluate thoroughly the full range of tactical and strategic alternatives to enhance shareholder value, including, without limitation, continuing to pursue or modifying Beneficial's reengineering plan, the merger or other business combination or strategic alliance with another entity, or the sale of Beneficial. The Beneficial Board also created an Ad Hoc Committee of the Beneficial Board, consisting of Messrs. Caspersen, Halvorsen and Gilliam, and five outside directors, Robert
J. Callander, Robert C. Clark, Leonard S. Coleman, Jr., Steven Muller and Gerald L. Holm (the "Ad Hoc Committee"), to monitor the evaluation of such alternatives between meetings of the Beneficial Board.

  Following this announcement, Beneficial's financial advisors contacted or were contacted by a total of 29 companies that expressed an interest in a possible transaction with Beneficial. Confidentiality agreements were signed by 23 prospective bidders who were then furnished with certain confidential information. Household and Beneficial entered into a Confidentiality Agreement with respect to this transaction on February 18, 1998.

  On February 25, 1998, Mr. Aldinger met with Mr. Caspersen to discuss the strategic process being undertaken by Beneficial and to answer any questions Mr. Caspersen might have had with respect to the cultures, corporate policies and objectives of Household.

  On March 5, 1998, Beneficial received preliminary indications of interest from several of the parties including, among others, Household. Following a review of such indications of interest, the Ad Hoc Committee determined to continue discussions with five parties, including Household, based upon a review of such parties' indications of interest, particularly which indications of interest provided the greatest potential for value to the stockholders of Beneficial.

  On March 10, 1998 at a regularly scheduled Board meeting, Household's Board reviewed preliminary pro forma financial results, discussed industry consolidation trends and reviewed the competitive bidding environment before authorizing management to continue to pursue a business combination with Beneficial.

  On March 11 and March 19, 1998 Mr. Aldinger and Mr. Caspersen met again to discuss certain matters relating to the strategic and business fit of Household with Beneficial, including potential management issues and board representation of the combined company.

  During mid-to-late March, the five parties with which the Ad Hoc Committee had determined to continue discussions were permitted access to extensive due diligence pertaining to Beneficial, subject to the condition that such parties comply with their previously executed confidentiality agreements. During this time period, Beneficial's financial advisors notified each of the parties that definitive proposals, including comments on a form of the Agreement prepared by Beneficial, were to be submitted by 5:00 p.m., New York City time, on April 6, 1998.

  On April 6, 1998, the Household Board met (with one director absent) with its financial and legal advisors to review the financial terms of the Merger and the terms of the Agreement. The members of the Household Board present at the meeting then voted unanimously to approve a proposal to Beneficial to be delivered that day providing for the Merger and authorized management to conclude the final terms of, and enter into, the Agreement and the related Household Stock Option Agreement.

  On April 6, 1998, in accordance with the bid procedures established by Beneficial, Household delivered its definitive proposal (the "Household Proposal") providing for the strategic combination of Household and Beneficial based on a fixed exchange ratio of 1.0222 shares (on a pre-split basis, or 3.0666 on a post-split basis) of Household Common Stock for each share of Beneficial Common Stock which, based on the closing share price of Household Common Stock on April 6, 1998, had an indicated value of $150.00 per share of Beneficial Common Stock and represented a premium of approximately 15% over Beneficial's then per share market price and a premium of approximately 82% over Beneficial's unaffected per share market price of $82.25 on February 13, 1998. No other definitive proposals were received prior to the bid deadline and Beneficial's financial advisors were able to confirm through contacts with the other four potentially interested parties that none of them was willing to submit a superior proposal at that time. Later the evening of April 6, 1998 and into the next morning, representatives of Household and Beneficial negotiated the terms of the definitive Agreement and the related reciprocal Stock Option Agreements.

  On April 7, 1998, Household and Beneficial requested the NYSE to halt trading in the common stock of each of Household and Beneficial pending an announcement to be made later that day concerning a potential business combination.

  The Beneficial Board met on the morning of April 7, 1998 with its financial and legal advisors to discuss the Household Proposal. Following presentations by its financial and legal advisors and after questions by the Beneficial Board to Beneficial's management and its financial and legal advisors and further discussion, the Beneficial Board determined that it was advisable and in the best interest of Beneficial and its stockholders that Beneficial combine its operations with Household by means of the Merger and that, in connection with the Merger, Beneficial and Household grant to each other the

Beneficial Option and the Household Option, respectively. The members of the Beneficial Board then voted unanimously to approve the Merger and the Agreement discussed at the meeting, and the grant of the Beneficial Option and the Beneficial Stock Option Agreement discussed at the meeting.

  Shortly following the conclusion of the Beneficial Board Meeting, Beneficial and Household executed the Agreement and Stock Option Agreements and issued a press release announcing the Merger.

HOUSEHOLD'S REASONS FOR THE MERGER

  In reaching its determination to approve the Agreement and to recommend that Household Common Stockholders approve the issuance of shares of Household Common Stock pursuant to the Merger, Household's Board considered a number of factors, including, without limitation:

  . the rapid consolidation of the financial services industry and the need to expand product distribution channels and improve operational efficiencies to effectively compete in this marketplace, including competing with national banks as well as the traditional branch based consumer finance franchises, and in that context the fact that the Household Board and management considered Beneficial to be the single best acquisition candidate of large scale possible for Household in terms of business fit and potential synergies and that Beneficial had initiated a process that was likely to result in its sale or merger, representing a unique opportunity for Household to combine with Beneficial;

  . Beneficial's unique franchise, including, (a) its long history and focus on customer service and retention which has created a strong brand loyalty, (b) its markets, products and customers which complement those of Household, and (c) its well trained, high quality pool of employees available to staff the combined company to create an organization that is "best-in-class";

  . its knowledge and review of the financial condition, results of operations and business prospects of Beneficial, including Household's confirmation through due diligence that (a) the Merger would not restrict Household's ability to continue to operate its business as currently conducted, (b) Household could utilize certain of Beneficial's major facilities to support the anticipated growth of the combined company, and
    (c) selected key managers of Beneficial could be available for leadership positions within the combined company;

  . (a) its evaluation of the financial terms of the Merger and its effect on the stockholders of Household, including the potential negative short-term effect on the per share market price of Household Common Stock due to the premium being paid and the negative impact on Household's earnings for 1998, the severance and other financial costs associated with integrating the two companies' operations and the short-term dilutive impact of the transaction, and the Household Board's belief that such terms, in light of all known factors, are fair and in the best interests of Household and its stockholders, (b) the Household Board's view that the Merger is consistent with Household's long-term strategy to selectively acquire portfolios or businesses that complement its focus on its core lending products, and (c) the Merger is expected to be accretive to earnings per share beginning in 1999, using the current consensus "street" per share estimates published by Institutional Brokers Estimate System ("IBES") for Household. The Household Board also considered the potential impact of the transaction on the financial position of Household, including the dilutive impact on the book value per common share and the improved capital ratios of equity to managed assets resulting from the Merger. The Household Board considered that the combined company's ability to achieve such financial results is dependent upon various factors, including economic conditions, the ability to integrate the cultures and operations of both entities and to realize cost savings from the elimination of redundant functions, regulatory environment, the effect centralization of certain operational functions of Beneficial will have on customer retention or payment patterns and unanticipated changes in business conditions. As a result, there can be no assurances given that the combined company can attain such financial results;

  . its belief that (a) the Merger represents an opportunity to leverage
    Household's existing infrastructure and technology to accelerate Beneficial's initiative to streamline its branch operations to principally focus on the sales function while having underwriting and collection functions managed from central locations, (b) it can achieve significant annual pre-tax cost savings and operating efficiencies of approximately $450 million (approximately $300 million after-tax) through, among other things, the elimination of duplicate efforts and redundant functions and (c) the Merger will provide revenue growth opportunities through the combined company's strong brand recognition, expanded branch network, new product offerings and experienced sales force;

  . the nonfinancial terms of the Agreement and related agreements, including
    (a) that Messrs. Caspersen, Clark and Gilliam would be elected to the Household Board at the Effective Time and that Mr. Farris would join the Household Board on January 1, 1999, (b) that Mr. Caspersen would become Chairman of the combined company, (c) the employment and consulting arrangements with Messrs. Caspersen, Gilliam and Farris, (d) the benefits potentially realizable by the officers, directors and employees of Beneficial (see "--Interests of Certain Persons in the Merger") and (e) the Stock Option Agreements (see "--Household and Beneficial Stock Option Agreements");

  . (a) that the Exchange Ratio would reflect a premium to Beneficial's current stock price, which had increased significantly as a result of Beneficial's previous announcement to review various strategic alternatives with respect to its business, (b) its belief that Household's current competitive position within the consumer finance industry may be eroded should another consumer finance franchise acquire Beneficial and (c) that Household may not be the preferred bidder in the transaction due to the competitive history of the two companies resulting in the need to make a strong bid;

  . the opinion of Morgan Stanley, including the assumptions and financial information relied upon by Morgan Stanley in arriving at such opinion, that, as of April 6, 1998, and subject to certain considerations set forth in the written opinion, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to Household (see "-- Opinion of Household's Financial Advisor");

  . the likelihood that the Merger would receive the Requisite Regulatory
    Approvals (see "--Regulatory Matters"); and

  . the expectation that the Merger would constitute a "reorganization" under
    Section 368(a) of the Code and that it would be accounted for as a "pooling of interests" for accounting and financial reporting purposes (see "--Certain U.S. Federal Income Tax Consequences" and "--Accounting Treatment").

  The foregoing discussion of the information and factors considered by the Household Board is not intended to be exhaustive but is believed to include all material factors considered by the Household Board. In reaching its determination to approve the Merger, the Household Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to differing factors. After deliberating with respect to the Merger and other transactions contemplated by the Agreement and the Stock Option Agreements, and considering, among other things, the factors set forth above, the Household Board, by a unanimous vote of those present, approved the Agreement and the transactions contemplated thereby as being in the best interests of Household and the stockholders of Household.

  BASED ON THE FOREGOING, THE HOUSEHOLD BOARD UNANIMOUSLY RECOMMENDS THAT THE HOUSEHOLD COMMON STOCKHOLDERS VOTE "FOR" THE ISSUANCE OF THE SHARES OF HOUSEHOLD COMMON STOCK IN CONNECTION WITH THE MERGER.

BENEFICIAL'S REASONS FOR THE MERGER

  In reaching its determination to approve and adopt the Agreement, the Beneficial Board consulted with Beneficial's management and its financial and legal advisors, and considered a number of factors, including, without limitation, the following:

  . the Beneficial Board's familiarity with and review of Beneficial's business, operations, financial condition and earnings on an historical and a prospective basis, including Beneficial's announced restructuring and loan office reengineering plans and the proposed execution risks associated therewith (see "--Background of the Merger"). In this regard, the Beneficial Board believed that, although Beneficial's reengineering efforts should ultimately improve loan office efficiency and productivity, it also believed that the costs associated with their implementation were likely to burden near-term operating earnings before benefits began to be realized in 1999. The Beneficial Board also considered the fact that potential risks existed for the actual costs of system and process improvements and for the actual benefits realized to differ significantly from expectations;

  . the Beneficial Board's review, based in part on the presentations of its advisors over the course of several months, of alternatives to the Merger for enhancing shareholder value, the range of possible values to Beneficial's stockholders obtainable through implementation of such alternatives, and the timing and likelihood of actually achieving such value, and the Beneficial Board's belief, based upon such review, that such alternatives were not likely to result in greater value for the stockholders of Beneficial than the value to be realized in the Merger. In this regard, the Beneficial Board considered specifically, among other things, the factors relating to Beneficial's ability to continue to generate revenue growth, improved profitability and superior shareholder returns on a stand-alone basis, and the cost of further investment necessary to improve Beneficial's competitive posture and the risks attendant thereto;

  . the dissatisfaction expressed by major stockholders with respect to 1997 earnings and their view that, as an alternative to management's reengineering plan, the Beneficial Board should consider a sale of Beneficial or a business combination with another company;

  . the recently completed sale of Beneficial's Canadian operations indicated that it was an opportune time for the sale of consumer finance companies (see "INFORMATION ABOUT BENEFICIAL--Recent Developments");

  . the process conducted by Beneficial's management and its financial advisors in exploring and determining the potential value which could be realized by the stockholders of Beneficial in a business combination transaction as described above under "--Background of the Merger," and the fact that the indicated value of the Exchange Ratio in the Household Proposal as of April 6, 1998 was the highest per share value of any proposal indicated to Beneficial;

  . the Beneficial Board's knowledge and review, based in part on presentations by its financial advisors and Beneficial's management, of
    (a) the business, operations, financial condition and earnings of Household on an historical and a prospective basis and of the combined company on a pro forma basis and (b) the historical stock price performance of the Household Common Stock, the resulting relative interests of the holders of Beneficial Common Stock and Household Common Stockholders in the common equity of the combined company, the potential for increased earnings and dividends for the holders of Beneficial Common Stock and Beneficial Convertible Preferred Stock of the combined company, and Household's substantial market capitalization;

  . the opinions of Goldman Sachs and Merrill Lynch, each delivered orally on April 7, 1998, and subsequently confirmed in writing that, as of such date, the Exchange Ratio was fair from a financial point of view to the holders of Beneficial Common Stock (see "--Opinions of Beneficial's Financial Advisors");

  . the terms of the Agreement, the Merger and the Stock Option Agreements, noting in particular the financial benefits to be received in the Merger, including the fact that the Exchange Ratio reflected an 82% premium for the holders of Beneficial Common Stock based on the unaffected closing price of the Beneficial Common Stock on February 13, 1997 and the closing price of Household Common Stock on April 6, 1998;

  . the current and prospective economic and competitive environment facing the financial services industry generally, and Beneficial in particular, including the continued rapid consolidation in the industry, increased competition from national banks, and the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and in being able to capitalize on technological developments which significantly impact competition. In this regard, the Beneficial Board noted that the combined company resulting from the Merger would be the largest consumer finance company in the United States in managed assets and the second largest in market capitalization based on financial information as of December 31, 1997 and market prices as of April 6, 1998, and likely would possess the financial resources and economies of scale necessary to compete more effectively in the financial services industry in the future;

  . the general impact that the Merger could be expected to have on the constituencies served by Beneficial, including its customers, employees and communities;

  . the benefits of the coming together of two strong consumer finance names.
    In this regard, the Beneficial Board considered that Household intends to operate the Beneficial branches under the "Beneficial" name and to operate the private label credit card businesses of Household and Beneficial under a combined brand name;

  . the prospects for unparalleled business synergies including, among other factors, the complimentary geographic layout of the branch networks of Household and Beneficial which would serve to limit branch closings;

  . the expectations that the Merger will be a tax-free reorganization for federal income tax purposes and will qualify as a "pooling of interests" for accounting and financial reporting purposes (see "--Certain U.S. Federal Income Tax Consequences" and "--Accounting Treatment");

  . the anticipated annual pre-tax cost savings and operating efficiencies available to the combined company from the Merger (estimated by Household to be approximately $450 million (approximately $300 million after-tax)) through, among other things, the elimination of duplicate efforts and redundant functions, as well as opportunities for revenue enhancement through the combined company's strong brand recognition, expanded branch network, new product offerings, and experienced sales force; and the significant experience of the senior management of Household in the consummation of significant acquisition transactions and its proven record of achieving cost savings, operating efficiencies and revenue enhancements in connection with the integration of acquired companies. In this regard, the Beneficial Board considered the fact that many of the anticipated cost savings and operating efficiencies were likely to be realized through branch closings and job eliminations, and that not all of Beneficial's employees would continue as employees of the combined company. However, the Beneficial Board also took into account the fact that Household had agreed to provide all Beneficial employees who are involuntarily terminated, other than for cause or non-performance, with severance benefits no less favorable than Beneficial's current severance pay plan (see "--Interests of Certain Persons in the Merger--Severance Pay Plan");

  . the fact that Mr. Caspersen would be appointed as Chairman of the Household Board for one year following the Merger and retained as a consultant for an additional one-year period thereafter while continuing to serve on the Household Board, and that certain other Beneficial executives would become members of the Household Board. The Beneficial Board also considered that several of Beneficial's other top officers would be afforded the opportunity to assume important positions with the combined company (see "--Interests of Certain Persons in the Merger");

  . the Beneficial Board's assessment, with the assistance of counsel, concerning the likelihood that Household would obtain all Requisite Regulatory Approvals (see "--Regulatory Matters"); and

  . the terms of the Stock Option Agreements, including the risk that the Beneficial Stock Option Agreement might discourage third parties from offering to acquire Beneficial by increasing the cost of such an acquisition and recognizing that the execution of the Beneficial Stock Option Agreement was a condition to Household's willingness to enter into the Agreement (see "--Household and Beneficial Stock Option Agreements").

  The foregoing discussion of the information and factors considered by the Beneficial Board is not intended to be exhaustive but is believed to include all material factors considered by the Beneficial Board. In reaching its determination to approve and recommend the Merger, the Beneficial Board did not assign any relative or specific weights to the factors considered in reaching such determination, and individual directors may have given differing weights to different factors.

  THE BENEFICIAL BOARD BELIEVES THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, BENEFICIAL AND ITS STOCKHOLDERS. THE BENEFICIAL BOARD UNANIMOUSLY RECOMMENDS THAT THE VOTING BENEFICIAL STOCKHOLDERS VOTE FOR THE MERGER, THE APPROVAL OF THE AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY.

OPINION OF HOUSEHOLD'S FINANCIAL ADVISOR

  Household retained Morgan Stanley to act as its financial advisor in connection with the Merger. Morgan Stanley was retained based upon its qualifications, expertise and reputation as well as upon its prior investment banking relationship with Household.

  At the April 6, 1998 meeting of the Household Board, Morgan Stanley delivered its oral opinion to the Household Board that, as of such date, the Exchange Ratio was fair from a financial point of view to Household. Morgan Stanley subsequently delivered to the Household Board a written opinion dated April 6, 1998 confirming its oral opinion.

  THE FULL TEXT OF THE WRITTEN OPINION OF MORGAN STANLEY, DATED APRIL 6, 1998, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION THEREWITH, IS ATTACHED AS APPENDIX B TO THIS JOINT PROXY STATEMENT-PROSPECTUS, AND IS INCORPORATED HEREIN BY REFERENCE. HOUSEHOLD STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION CAREFULLY AND IN ITS ENTIRETY. THE OPINION OF MORGAN STANLEY IS ADDRESSED TO THE HOUSEHOLD BOARD, IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE EXCHANGE RATIO PURSUANT TO THE AGREEMENT TO HOUSEHOLD AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER, NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY HOUSEHOLD COMMON STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE HOUSEHOLD SPECIAL MEETING WITH RESPECT TO THE HOUSEHOLD MATTER. THE SUMMARY OF THE OPINION OF MORGAN STANLEY SET FORTH IN THIS JOINT PROXY STATEMENT-PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

  In arriving at its opinion, Morgan Stanley, among other things: (i) reviewed certain publicly available financial statements and other information of Beneficial and Household ; (ii) reviewed certain internal financial statements and other financial and operating data concerning Beneficial and Household prepared by the managements of Beneficial and Household, respectively; (iii) analyzed certain financial projections prepared by the managements of Beneficial and Household, respectively; (iv) discussed the past and current operations and financial condition and the prospects of Beneficial with senior executives of Beneficial; (v) reviewed the pro forma impact of the Merger on Household's earnings per share, consolidated capitalization and financial ratios; (vi) reviewed the reported prices and trading activity for the Beneficial Common Stock and the Household Common Stock; (vii) compared the financial performance of Beneficial and Household and the prices and trading activity of the Beneficial Common Stock and the Household Common Stock with that of certain other comparable publicly-traded companies and their securities; (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (ix) participated in discussions and negotiations among representatives of Beneficial and Household and their financial and legal advisors; (x) reviewed with the management of Household their estimates of certain strategic, financial and operational benefits of the Merger to Household; (xi) reviewed a draft of the Agreement dated April 6, 1998 and certain related documents; and (xii) performed such other analyses and considered such other factors as it deemed appropriate.

  Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the financial projections, including the estimates of the strategic, financial and other benefits anticipated from the Merger, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Household and Beneficial. In addition, Morgan Stanley assumed that the Merger will be consummated in accordance with the terms set forth in the Agreement, including, among other things, that the Merger will be accounted for as a "pooling of interests" business combination in accordance with GAAP and will be treated as a tax-free reorganization pursuant to the Code. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Beneficial, nor was it furnished any such appraisals. Morgan Stanley's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of such opinion.

  The following is a brief summary of the analyses performed by Morgan Stanley that it considered relevant in connection with the preparation of its opinion and reviewed with the Household Board as part of Morgan Stanley's presentation on April 6, 1998.

  Comparable Company Analysis. Comparable company analysis analyzes a company's operating performance relative to a group of publicly-traded peers. Morgan Stanley analyzed the operating performance of Beneficial relative to Household, Associates First Capital Corporation, and The Money Store Inc. (the "Comparable Companies"). Historical financial information used in calculating the market price to book value multiples for the Comparable Companies was as of December 31, 1997, and market information used in calculating the market price to estimated 1998 and 1999 earnings per share multiples for the Comparable Companies was as of February 13, 1998. Earnings per share estimates for Beneficial and for the Comparable Companies were based on IBES median estimates as of February 13, 1998.

  The market price to estimated 1998 and 1999 earnings per share multiples for Beneficial were 14.7x and 13.6x, respectively, compared to median multiples of 16.9x and 14.1x, respectively, for the Comparable Companies. The market price to book value multiple for Beneficial was 2.7x compared to a median multiple of 3.2x for the Comparable Companies. The implied range of standalone values for Beneficial Common Stock derived from the comparable company analysis, based on a range of market price to book value multiples of 2.4x to 2.8x, market price to 1998 earnings per share multiples of 13.5x to 15.5x, and market price to 1999 earnings per share multiples of 12.0x to 14.0x, was approximately $77.00 to approximately $87.00 per share.

  No company used in the comparable company analysis is identical to Household or Beneficial. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Household or

Beneficial and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

  Implied Acquisition Value Analysis. In order to estimate an implied acquisition value of the Beneficial Common Stock, the potential value of future cost savings associated with the Merger were added to the standalone value of Beneficial Common Stock of $82.25 (the closing stock price of Beneficial Common Stock on February 13, 1998). The potential value of future cost savings was estimated by Morgan Stanley based on estimates provided by the management of Household. The management of Household provided Morgan Stanley with two sets of estimates for cost savings which ranged from approximately 40% to 46% of Beneficial's core non-interest expense base (i.e., excluding provisions for losses) of approximately $1.1 billion estimated for 1998. Morgan Stanley estimated the potential value of both sets of estimates for cost savings provided by Household management using two different methodologies. First, Morgan Stanley estimated the potential value of the cash cost savings using a ten-year discounted cash flow analysis assuming discount rates ranging from 10%-14%, full phase-in of cost savings by 1999, a perpetual annual expense growth rate of 2.5% after year five, a marginal tax rate of 38%, and year ten terminal multiples ranging from 13x to 15x. Based on this methodology, the range of present values for the cost savings was approximately $58.00 to approximately $94.00 per share of Beneficial Common Stock.

  Second, Morgan Stanley estimated the potential value of future cost savings by capitalizing the estimated 1999 after-tax total cost savings provided by the management of Household using price-to-earnings multiples ranging from 13x to 15x. Based on this methodology, the range of values for the cost savings was approximately $62.00 to approximately $81.00 per share of Beneficial Common Stock. Using these two methodologies to estimate the value of future cost savings associated with the Merger, adding these estimates to the standalone value of the Beneficial Common Stock of $82.25 per share after consideration of the after-tax cash restructuring charge resulted in an implied acquisition value range of approximately $135.00 to approximately $162.00 per fully diluted share of Beneficial Common Stock. Morgan Stanley noted that the implied price in the Merger of $150.00 as of April 6, 1998 was within the range yielded under this methodology.

  Dividend Discount Analysis. Morgan Stanley performed a dividend discount analysis to determine a range of present values per share of Beneficial Common Stock including the present value of any cost savings expected to be derived from the Merger provided by Household management. This range was determined by adding (i) the present value of the estimated future dividend stream that Beneficial could generate over the five-year period from 1998 through 2002 and
(ii) the present value of the terminal value of Beneficial Common Stock at the end of 2002. To determine a projected dividend stream, Morgan Stanley assumed a tangible equity to managed assets ratio of 8.0%. Morgan Stanley used projections for Beneficial provided by Household management. The terminal value of Beneficial Common Stock at the end of the five-year period was determined by applying three price-to-earnings multiples (13x, 14x and 15x) to projected net income for Beneficial in 2003. The dividend stream and terminal value were discounted to present values using discount rates of 13.0%, 14.5% and 16.0% which Morgan Stanley viewed as the appropriate discount rate for a company with Beneficial's risk characteristics. Using this analysis, the fully diluted value of Beneficial Common Stock ranged from approximately $137.00 to approximately $164.00 per fully diluted share of Beneficial Common Stock. Morgan Stanley noted that the implied price in the Merger of $150.00 as of April 6, 1998 was within the range yielded under this methodology.

  Overview of Household Common Stock Price Performance. Morgan Stanley reviewed the performance of the Household Common Stock, which included a comparison of stock price performance data for Household to corresponding data for a peer group comprised of Beneficial and Associates First Capital Corporation, including (i) price to 1998 and 1999 estimated earnings per share; (ii) price to book value; (iii) current stock price as a percentage of 52-week high and low closing stock prices; and (iv) one-year and ten-year stock price performance.

  Pro forma Merger Analysis. Morgan Stanley reviewed the impact of the Merger on Household's earnings per share ("EPS") on a fully diluted basis, based on Household management's projections for Beneficial's standalone earnings and potential cost savings associated with the Merger and IBES estimates for Household's EPS. This analysis indicated that at the contemplated Exchange Ratio the Merger would be accretive to Household's 1999 and future year estimated earnings.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Morgan Stanley believes that selecting any portion of its analyses, without considering all its analyses, would create an incomplete view of the process underlying its opinion.

  In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Household or Beneficial. The analyses performed by Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Morgan Stanley's analysis of the fairness of the Exchange Ratio from a financial point of view to Household and were conducted in connection with the delivery of Morgan Stanley's opinion. The analyses do not purport to be appraisals or to reflect the prices at which Beneficial might actually be sold.

  As described above, Morgan Stanley's opinion and the information provided by Morgan Stanley to the Household Board were two of a number of factors taken into consideration by the Household Board in making its determination to approve the Merger. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the opinion of the Household Board as to the value of Beneficial or Household. The Exchange Ratio was determined through negotiations between Household and its advisors and Beneficial and its advisors, and was approved by the Household Board.

  The Household Board retained Morgan Stanley based upon its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Morgan Stanley is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuation for estate, corporate and other purposes. In the course of its business, Morgan Stanley and its affiliates may actively trade the debt and equity securities and senior loans of Household and Beneficial for their own account and for the accounts of customers and, accordingly may at times hold a long or short position in such securities. In the past, Morgan Stanley has provided financial advisory and investment banking services to Household for which services Morgan Stanley has received customary fees.

  Household has agreed to pay Morgan Stanley: (i) an advisory fee estimated to be between $200,000 and $300,000 which is payable if the Merger is not consummated, (ii) an exposure fee of $3.75 million and (iii) a transaction fee equal to $19,720,500, which transaction fee is payable upon the consummation of the Merger. The exposure fee will be credited against the transaction fee. The exposure fee is intended to compensate Morgan Stanley for publicly associating Morgan Stanley's name as the financial advisor to Household with respect to the Merger and for Morgan Stanley's contribution in negotiating the Agreement. In addition, Household has agreed, among other things, to reimburse Morgan Stanley for its expenses incurred in connection with the services provided by Morgan Stanley, and to indemnify and hold harmless Morgan Stanley and certain related parties from and against certain liabilities and expenses, which may include certain liabilities under the federal securities laws, in connection with its engagement.

OPINIONS OF BENEFICIAL'S FINANCIAL ADVISORS

  The Beneficial Board retained Goldman Sachs and Merrill Lynch in connection with the possible sale of, or merger involving Beneficial. The Beneficial Financial Advisors were retained based upon their qualifications, expertise and reputations as well as upon their prior investment banking relationships with Beneficial.

  Opinion of Goldman, Sachs & Co. On April 7, 1998, Goldman Sachs delivered its oral opinion to the Beneficial Board, subsequently confirmed in writing as of the same date, that, based upon and subject to the factors and assumptions set forth in such written opinion, the Exchange Ratio pursuant to the Merger Agreement was fair to the holders of Beneficial Common Stock.

  THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS, DATED APRIL 7, 1998, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS APPENDIX C TO THIS JOINT PROXY STATEMENT-PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF BENEFICIAL COMMON STOCK ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. THE SUMMARY OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. THE OPINION OF GOLDMAN SACHS REFERRED TO HEREIN WAS PROVIDED FOR THE INFORMATION AND ASSISTANCE OF THE BENEFICIAL BOARD IN CONNECTION WITH ITS CONSIDERATION OF THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION AS TO HOW ANY VOTING BENEFICIAL STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER.

  In connection with its opinion, Goldman Sachs reviewed, among other things,
(i) the Agreement; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K of Beneficial and Household for the five years ended December 31, 1997; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Beneficial and Household; (iv) certain other communications from Beneficial and Household to their respective stockholders; and (v) certain internal financial analyses and forecasts for Beneficial and Household prepared by their respective managements, including forecasts of certain cost savings and revenue enhancements ("Synergies") resulting from the Merger prepared by the management of Household and reviewed by the management of Beneficial.

  Goldman Sachs also held discussions with members of the senior management of Beneficial and Household regarding the strategic rationale for, and the potential benefits of, the Merger and the past and current business operations, financial condition, and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity for Beneficial Common Stock and Household Common Stock, compared certain financial and stock market information for Beneficial and Household with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations, including certain transactions in the consumer finance industry, and performed such other studies and analyses as it considered appropriate.

  Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. In that regard, Goldman Sachs assumed, with the consent of Beneficial, that the financial forecasts of Household, including, without limitation, the Synergies, were reasonably prepared on a basis that reflected the best currently available judgments and estimates of Household and that such forecasts would be realized in the amounts and at the times contemplated thereby. Goldman Sachs also assumed, with the consent of Beneficial, the adequacy of allowances for losses with respect to the loan portfolios of Household and Beneficial. In addition, Goldman Sachs has not reviewed individual credit files or made an independent evaluation or appraisal of the assets and liabilities of Beneficial or Household or any of their respective subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs also assumed for purposes of rendering its opinion that the Merger will be accounted for as a "pooling of interests" for accounting purposes.

  Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Goldman Sachs is familiar with Beneficial having provided certain investment banking services to Beneficial from time to time, including advisory services to Beneficial in connection with the sale of its Canadian subsidiary ("BNL Canada") and the sale of its German subsidiary ("BNL Germany"), having participated as a co-advisor on Beneficial's September 1997 asset securitization and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. Goldman Sachs has also acted as principal in the purchase of certain assets owned by BNL Germany. Goldman Sachs has also provided certain investment banking services to Household from time to time, including acting as a lead or co-manager on various asset securitizations and various debt financings and as a co-manager of the June 1997 secondary offering of Household Common Stock, and may provide investment banking services to Household in the future. Goldman Sachs provides a full range of financial advisory and security services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Beneficial or Household for its own account and for the accounts of customers.

  Opinion of Merrill Lynch. On April 7, 1998, Merrill Lynch rendered to the Beneficial Board its oral opinion, subsequently confirmed in writing on April 16, 1998 (the "Merrill Lynch Opinion"), that, as of April 7, 1998 and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio was fair from a financial point of view to the holders of shares of Beneficial Common Stock, other than Household and its affiliates.

  THE FULL TEXT OF THE MERRILL LYNCH OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MERRILL LYNCH, IS ATTACHED AS APPENDIX D TO THIS JOINT PROXY STATEMENT-PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE MERRILL LYNCH OPINION SET FORTH IN THIS JOINT PROXY STATEMENT-PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE MERRILL LYNCH OPINION. STOCKHOLDERS OF BENEFICIAL ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY. THE MERRILL LYNCH OPINION WAS PROVIDED TO THE BENEFICIAL BOARD FOR ITS INFORMATION AND IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE EXCHANGE RATIO TO THE HOLDERS OF BENEFICIAL COMMON STOCK, OTHER THAN HOUSEHOLD AND ITS AFFILIATES, DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY BENEFICIAL TO ENGAGE IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY VOTING BENEFICIAL STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE ON THE PROPOSED MERGER OR ANY MATTER RELATED THERETO.

  In arriving at its opinion, Merrill Lynch, among other things, (i) reviewed certain publicly available business and financial information relating to Beneficial and Household which Merrill Lynch deemed to be relevant, (ii) reviewed certain information, including certain internal financial analyses and forecasts for Beneficial and Household prepared by their respective managements, including forecasts of the Synergies resulting from the Merger prepared by the management of Household and reviewed by the management of Beneficial, (iii) conducted discussions with members of senior management of Beneficial and Household concerning the matters described in clauses (i) and
(ii) above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Synergies, (iv) reviewed the market prices and valuation multiples for Beneficial Common Stock and Household Common Stock and compared them with those of certain publicly traded companies which Merrill Lynch deemed to be relevant, (v) reviewed the results of operations of Beneficial and Household and compared them with those of certain publicly traded companies which Merrill Lynch deemed to be relevant, (vi) compared the proposed financial terms of the Merger with the financial terms of certain other transactions which Merrill Lynch deemed to be relevant, (vii) participated in certain discussions and negotiations among representatives of Beneficial and Household and their financial and legal advisors, (viii) reviewed the potential pro forma impact of the Merger, (ix) reviewed the final form of the Agreement and (x) reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

  In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information. Merrill Lynch has not undertaken an independent evaluation or appraisal of any of the assets or liabilities of Beneficial or Household. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of Beneficial or Household. With respect to the financial forecast information and the Synergies furnished to or discussed with Merrill Lynch by Beneficial or Household, Merrill Lynch assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of Beneficial's or Household's management as to (i) the expected future financial performance of Beneficial or Household, as the case may be, and (ii) the Synergies. Merrill Lynch further assumed that the Merger will be accounted for as a "pooling of interests" under GAAP and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes.

  The Merrill Lynch Opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, the date of such opinion. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

  Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Merrill Lynch is currently providing, and has in the past provided, financial advisory and financing services to Beneficial and Household and/or its or their affiliates and may continue to do so, and has received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of its business, Merrill Lynch may actively trade Beneficial Common Stock and other securities of Beneficial, as well as Household Common Stock and other securities of Household, for its account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  Financial Analyses. The following is a summary of the material financial analyses jointly used by the Beneficial Financial Advisors in providing their respective opinions to the Beneficial Board and does not purport to be a complete description of the analyses performed by the Beneficial Financial Advisors. For each of the transaction-specific analyses performed by the Beneficial Financial Advisors and discussed below, the corresponding percentage, multiple or other parameter for the Merger is greater than or within the reference range, mean or median calculated for purposes of such analysis.

  Summary of Terms of Proposed Transaction. The Beneficial Financial Advisors reviewed the terms of the proposed Merger, including the form of consideration offered, the expected method of accounting, the expected tax treatment, the Exchange Ratio, the closing price of Household Common Stock as of April 6, 1998, and the resulting notional price per share of Beneficial Common Stock (the "Notional Price") pursuant to the proposed Merger. The proposed form of consideration to holders of Beneficial Common Stock offered in connection with the Merger was Household Common Stock. The proposed method of accounting for the Merger was the pooling method. The proposed tax treatment for the Merger was that it would be treated as a reorganization within the meaning of Section 368(a) of the Code. Assuming a per share price of Household Common Stock of $146.75 (the closing price of Household Common Stock on April 6, 1998 on a pre-split basis) and multiplying such price by the

Exchange Ratio, the Beneficial Financial Advisors calculated the Notional Price of $150.00. The Notional Price, therefore, was necessarily dependent on the closing price of the Household Common Stock at a specific time. Based upon the Notional Price, the aggregate consideration to be received by holders of Beneficial Common Stock in the Merger is approximately $8,521 million.

  In addition to reviewing the Notional Price resulting from the Merger, the Beneficial Financial Advisors conducted the analyses described below, which analyses indicated values resulting from the Merger expressed as multiples of Beneficial's 1997 reported EPS, estimated 1998 EPS (provided by Beneficial management) and tangible book value per share at December 31, 1997 (pro forma to show the sales of BNL Canada and BNL Germany) and as premiums to the market price per share of Beneficial Common Stock on February 13, 1998, the business day preceding the announcement of a potential sale of Beneficial, and to Beneficial's managed receivables at December 31, 1997 (pro forma to show the sales of BNL Canada and BNL Germany). Under these analyses the Notional Price
(x) reflected (i) a multiple of 33.0x 1997 reported EPS, (ii) a multiple of 27.3x estimated 1998 EPS and (iii) a multiple of 4.9x tangible book value per share at December 31, 1997 (pro forma to show the sales of BNL Canada and BNL Germany) and (y) represented (i) a premium to the February 13, 1998 market price per share of 82.4% and (ii) a premium to managed receivables at December 31, 1997 (pro forma to show the sales of BNL Canada and BNL Germany) of 40.2%.

  Contribution Analysis. The Beneficial Financial Advisors reviewed certain historical and estimated operating and financial information and analyzed (i) the pro forma ownership of the combined company by the Beneficial and Household stockholders and (ii) the respective contributions of earnings and various balance sheet measures including total assets, managed receivables and shareholder equity by Beneficial and Household stockholders to the combined company on a pro forma basis before taking into account any of the possible benefits that may be realized following the Merger. The review was based on financial data for Beneficial and Household for 1997 and financial data and projections for 1998 and 1999 for Beneficial (provided by Beneficial management) and for Household (provided by IBES). The analysis of the Beneficial Financial Advisors indicated that the Beneficial stockholders' pro forma ownership of the combined company would be approximately 34% after the Merger. The earnings contribution analysis indicated that in 1997 Beneficial would have contributed 28.3% to combined net income and that in 1998 and 1999 Beneficial would contribute 25.9% and 25.2%, respectively, to combined operating income. The contribution analysis also indicated that at December 31, 1997 Beneficial would have contributed 35.7%, 27.1% and 28.4% of the combined company's total assets, managed receivables and common equity, respectively.

  Summary Merger Analysis. The Beneficial Financial Advisors reviewed the impact of the Merger on the combined company's EPS, based on management estimates for Beneficial EPS and IBES estimates for Household EPS and assuming the achievement of no Synergies in 1998 and $440 million of pre-tax Synergies ($289 million after-tax) in 1999 (based on financial forecasts provided by Household management). This analysis indicated that, for the fiscal year ending December 31, 1998, the transaction would be dilutive to estimated 1998 EPS and that, for the fiscal year ending December 31, 1999, the transaction would be accretive to estimated 1999 EPS. The Beneficial Financial Advisors then analyzed the effects on the combined company's EPS (using the same earnings estimates) of achieving different levels ($190 million, $228 million, $289 million, $304 million and $342 million) of after-tax Synergies in 1999. This sensitivity analysis indicated that the transaction would be dilutive to estimated 1999 EPS if $190 million in after-tax Synergies were achieved, slightly accretive to estimated 1999 EPS if $228 million in after-tax Synergies were achieved and increasingly accretive to estimated 1999 EPS at all levels of achievement of after-tax Synergies above $228 million.

  Public Market Analysis. The Beneficial Financial Advisors reviewed and compared certain financial information relating to Beneficial to corresponding financial information, ratios and public market multiples for 7 publicly traded specialty finance corporations (the "Beneficial Comparable Companies"):

Associates First Capital Corporation ("Associates"), Household, MBNA Corporation ("MBNA"), Providian Financial Corporation ("Providian"), Capital One Financial Corporation ("Capital One"), The CIT Group, Inc. ("CIT") and The FINOVA Group Inc. ("FINOVA"). The Beneficial Comparable Companies were chosen because they are publicly-traded companies with operations that for purposes of analysis may be considered similar to certain operations of Beneficial. The Beneficial Financial Advisors calculated and compared various financial multiples and ratios for Beneficial with those of the Beneficial Comparable Companies using the Notional Price of Beneficial and the respective closing price per share on April 6, 1998 for the common stock of each of the Beneficial Comparable Companies. The multiples and ratios for Beneficial and each of the Comparable Companies were based on the most recent publicly-available information and from estimates provided by Beneficial management.

  With respect to the Beneficial Comparable Companies, the Beneficial Financial Advisors considered (A) 1997 price/earnings ("P/E") ratios, which ranged from 16.4x to 32.8x, with a median of 26.6x, as compared to 33.0x for Beneficial, (B) estimated 1998 and 1999 P/E ratios, which ranged from 15.7x to 26.2x, with a median of 23.7x, for 1998, and from 13.9x to 21.8x, with a median of 19.4x, for 1999, as compared to 27.3x for 1998 and 23.7x for 1999 for Beneficial, (C) price to tangible book value at December 31, 1997, which ranged from 2.5x to 12.4x, with a median of 5.7x, as compared to 4.9x for Beneficial (pro forma to show the sales of BNL Canada and BNL Germany) and (D) premium to managed receivables, which ranged from 15.8% to 53.9%, with a median of 34.8%, as compared to 40.2% for Beneficial (pro forma to show the sales of BNL Canada and BNL Germany).

  Selected Transactions Analysis. The Beneficial Financial Advisors analyzed certain information relating to the following selected transactions in the consumer finance industry since 1996 (the "Selected Transactions"): The Money Store Inc./First Union Corporation (announced), Beneficial Canada Holdings Inc./Associates, Security Pacific Financial Services of California Inc./Travelers Group Inc., Transamerica Consumer Finance Holding Company/Household, First USA Financial, Inc./Banc One Corporation and AT&T Capital Corporation/The Nomura Securities Co., Ltd.

  Such analysis indicated that for the Selected Transactions, with several data points being unavailable, equity consideration per share (x) represented a premium to (i) the market price per share that ranged from 10% to 43% and
(ii) managed receivables that ranged from 12% to 29% and (y) reflected a multiple of (i) last twelve months ("LTM") operating EPS that ranged from 10.7x to 24.5x, (ii) projected operating EPS (provided by IBES) that ranged from 13.8x to 19.6x and (iii) tangible GAAP book value per share that ranged from 2.1x to 5.8x. The Beneficial Financial Advisors then conducted the same analysis of the proposed Beneficial/Household transaction. This analysis indicated that, based on the Notional Price, the equity consideration per share to be received by holders of Beneficial Common Stock pursuant to the Agreement (x) represented a premium to (i) the February 13, 1998 market price per share of 82% and (ii) managed receivables at December 31, 1997 (pro forma to show the sales of BNL Canada and BNL Germany) of 40% and (y) reflected a multiple of equity consideration per share to (i) LTM operating EPS of 33.0x,
(ii) projected operating 1998 EPS of 27.3x and (iii) tangible book value per share at December 31, 1997 of 4.9x (pro forma to show the sales of BNL Canada and BNL Germany).

  The Beneficial Financial Advisors also analyzed certain information relating to selected bank and thrift merger transactions (the "Selected Bank/Thrift Transactions") that were announced after January 1, 1996 and involved the payment of consideration in excess of $1 billion. Such analysis indicated that for the Selected Bank/Thrift Transactions that were announced in 1998, with several data points being unavailable, equity consideration per share (x) reflected a multiple of (i) tangible book value per share that ranged from 1.9x to 4.6x, with a mean of 3.7x and a median of 4.1x, and (ii) LTM EPS that ranged from 22.4x to 27.8x, with a mean of 25.2x and a median of 25.3x, and
(y) represented a premium to market price per share that ranged from 10.6% to 27.9%, with a mean of 14.7% and a median of

20.2%. Such analysis also indicated that for the Selected Bank/Thrift Transactions that were announced in 1997 equity consideration per share (x) reflected a multiple of (i) tangible book value per share that ranged from 2.5x to 6.0x, with a mean of 4.1x and a median of 3.8x, and (ii) LTM EPS that ranged from 19.2x to 69.5x, with a mean of 28.6x and a median of 23.1x, and
(y) represented a premium to market price per share that ranged from 3.1% to 43.1%, with a mean of 26.6% and a median of 26.6%. Such analysis further indicated that for the Selected Bank/Thrift Transactions that were announced in 1996, with several data points being unavailable, equity consideration per share (x) reflected a multiple of (i) tangible book value per share that ranged from 1.6x to 3.8x, with a mean of 2.4x and a median of 2.3x, and (ii) LTM EPS that ranged from 11.4x to 39.6x, with a mean of 18.4x and a median of 16.2x, and (y) represented a premium to market price per share that ranged from 7.8% to 37.0%, with a mean of 15.1% and a median of 11.8%. The Beneficial Financial Advisors then conducted the same analysis of the proposed Beneficial/Household transaction. This analysis indicated that, based on the Notional Price, equity consideration per share (x) reflected a multiple of (i) tangible book value per share of 4.9x (pro forma to show the sales of BNL Canada and BNL Germany) and (ii) LTM EPS of 33.0x and (y) represented a premium to the February 13, 1998 market price per share of 82.2%.

  Discounted Cash Flow Analysis. The Beneficial Financial Advisors prepared a discounted cash flow analysis for Beneficial Common Stock on a stand-alone basis through December 31, 2002. The analysis calculated the net present value of the December 31, 2002 stock price and of the annual dividends (assuming that earnings in excess of those necessary to maintain a tangible equity to managed asset ratio of 9.5% are paid out in the form of a dividend to Beneficial stockholders) through the discounting period and was performed using discount rates ranging from 10.0% to 17.5% and P/E multiples ranging from 14.0x to 22.0x. The analysis was performed using three different earnings growth rate assumptions for Beneficial Common Stock through 2002. Assuming an earnings growth rate of 8.0%, Beneficial's historical rate from 1993 to 1997, the analysis indicated present values per share of Beneficial Common Stock ranging from $57 to $115. Assuming an earnings growth rate of 11.0%, the IBES projected rate, the analysis indicated present values per share of Beneficial Common Stock ranging from $66.00 to $131.00. Assuming an earnings growth rate of 15.5%, the rate derived from the earnings projections of Beneficial management, the analysis indicated present values per share of Beneficial Common Stock ranging from $79.00 to $159.00.

  The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the opinions of the Beneficial Financial Advisors. In arriving at its fairness determination, each Beneficial Financial Advisor considered the results of all such analyses and did not attribute any particular weight to any factor or analysis considered by it; rather such Beneficial Financial Advisor made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. In addition, in performing its analyses, each Beneficial Financial Advisor made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters. No company or transaction used in the above analyses as a comparison is directly comparable to Beneficial or Household or the contemplated transaction. The analyses were prepared solely for purposes of the Beneficial Financial Advisors providing their respective opinions to the Beneficial Board as to the fairness of the Exchange Ratio and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Beneficial,

Household, Goldman Sachs, Merrill Lynch or any other person assumes responsibility if future results are materially different from those forecast. As described above, the Beneficial Financial Advisors' opinions to the Beneficial Board were among many factors taken into consideration by the Beneficial Board in making its determination to approve the Agreement.

  Fee Arrangements. Pursuant to a letter agreement dated February 19, 1998, Beneficial has agreed to pay Goldman Sachs (i) a fee of $1 million, payable upon the execution of the letter agreement, (ii) a fee of $3 million, payable upon execution of the Agreement and (iii) a transaction fee equal to (x) 0.30% of the aggregate consideration paid in the Merger for the equity securities of Beneficial (including amounts paid to holders of options, warrants and convertible securities) for the first $6.0 billion in aggregate consideration plus (y) 0.60% of any aggregate consideration in excess of $6.0 billion, payable upon consummation of the Merger. Any fees previously paid to Goldman Sachs under clauses (i) and (ii) above will be deducted from any fee to which Goldman Sachs is entitled pursuant to clause (iii). The value of the Household Common Stock to be received by holders of Beneficial Common Stock, for purposes of calculating the transaction fee, will be determined by the average of the last sales prices for the Household Common Stock on the five trading days ending five days prior to the consummation of the Merger. Beneficial also has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

  Pursuant to a letter agreement dated as of February 13, 1998, Beneficial agreed to pay Merrill Lynch (i) a fee of $1 million, payable upon the execution of the letter agreement, (ii) a fee of $3 million, payable upon execution of the Agreement and (iii) a fee equal to (x) 0.20% of the aggregate purchase price paid in the Merger (determined by Beneficial and Merrill Lynch as of the closing of the Merger) for that portion of the aggregate purchase price that is less than or equal to $6.0 billion, plus (y) 0.40% of the aggregate purchase price paid in the Merger (determined by Beneficial and Merrill Lynch as of the closing of the Merger) for that portion of the aggregate purchase price that is greater than $6.0 billion, payable upon the closing of the Merger. Any fees previously paid to Merrill Lynch under clauses
(i) and (ii) above will be deducted from any fee to which Merrill Lynch is entitled pursuant to clause (iii). Beneficial also has agreed to reimburse Merrill Lynch for reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its legal counsel. Beneficial has also agreed to indemnify Merrill Lynch and certain related persons for certain liabilities related to or arising out of its engagement, including liabilities under the federal securities laws.

THE EFFECTIVE TIME

  Subject to the satisfaction or waiver of certain conditions contained in the Agreement, the parties will cause the Effective Time to occur no later than
(i) the third NYSE trading day after satisfaction or waiver of the conditions to both parties' obligations to effect the Merger described under "-- Conditions to the Merger," including, without limitation: (a) the receipt of the required stockholder approvals of Household and Beneficial, (b) the receipt of all Requisite Regulatory Approvals to consummate the transactions contemplated by the Agreement and (c) the listing on the NYSE of the Household Common Stock to be issued in the Merger, subject to official notice of issuance; or (ii) such other date to which the parties may agree in writing.

  At the Effective Time, holders of Beneficial Common Stock and Beneficial Convertible Preferred Stock will cease to be, and will have no rights as stockholders of Beneficial, other than to receive Household Common Stock and holders of the Other Beneficial Preferred Stock will cease to be, and will have no rights as stockholders of Beneficial, other than to receive New Household Preferred Stock. After the Effective Time, there will be no transfers on the stock transfer books of Beneficial or the Surviving Corporation of shares of Beneficial Stock.

  At the Effective Time, each issued and outstanding share of capital stock of Merger Sub will be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation.

EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES

  At or prior to the Effective Time, Household will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of Beneficial Common Stock, Beneficial Convertible Preferred Stock, and Other Beneficial Preferred Stock, for exchange in accordance with the Agreement, (i) certificates representing the number of shares of Household Common Stock issuable in the Merger, to be issued in respect of all shares of Beneficial Common Stock and Beneficial Convertible Preferred Stock outstanding immediately prior to the Effective Time and which are to be exchanged pursuant to the Merger (other than shares to be cancelled pursuant to Agreement), (ii) certificates representing the number of shares of New Household Preferred Stock issuable in the Merger, to be issued in respect of all shares of Other Beneficial Preferred Stock outstanding immediately prior to the Effective Time and which are to be exchanged pursuant to the Merger and (iii) an estimated amount of cash to be paid in lieu of fractional shares to which a holder of certificates formerly representing Beneficial Common Stock or Beneficial Convertible Preferred Stock, as the case may be, would otherwise be entitled pursuant to terms of the Agreement (such cash and certificates for shares of Household Stock being hereinafter referred to collectively as the "Exchange Fund").

  As soon as reasonably practicable after the Effective Time, Household will cause the Exchange Agent to mail (or deliver at its principal office) to each holder of record of a certificate or certificates representing shares of Beneficial Common Stock, Beneficial Convertible Preferred Stock, or Other Beneficial Preferred Stock, as the case may be (the "Beneficial Certificates"), transmittal materials for use in exchanging such stockholder's Beneficial Certificates to the Exchange Agent for the consideration due in respect thereof. Upon surrender of Beneficial Certificates for cancellation to the Exchange Agent, together with the letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Beneficial Certificates will be entitled to receive in exchange therefor that portion of the Exchange Fund which such holder has the right to receive pursuant to the Agreement, after giving effect to any required withholding tax, and the Beneficial Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on either the stock or the cash portion of the Exchange Fund. In the event of any transfer of ownership of shares of Beneficial Common Stock, Beneficial Convertible Preferred Stock, or Other Beneficial Preferred Stock, as the case may be, which has not been registered in the transfer records of Beneficial, Household Certificates representing the proper number of shares of Household Common Stock or New Household Preferred Stock, if any, and a check in an amount equal to the proper amount of the cash component, if any, of the Exchange Fund, will be issued to the transferee of the Beneficial Certificates only upon presentation to the Exchange Agent of the appropriate Beneficial Certificate or Certificates, accompanied by all documents required to evidence and effect the prior transfer thereof and to evidence that any applicable stock transfer taxes associated with such transfer were paid.

  Any portion of the Exchange Fund which remains undistributed to the stockholders of Beneficial for six months after the Effective Time will be delivered to Household, upon demand, and any stockholders of Beneficial who have not complied with the procedures for the exchange of their Beneficial Certificates may thereafter look only to Household for payment of their claim for the applicable shares of Household Stock and cash and dividends or other distributions, if any.

  STOCKHOLDERS OF BENEFICIAL SHOULD NOT SEND IN THEIR BENEFICIAL CERTIFICATES UNTIL THEY RECEIVE THE TRANSMITTAL MATERIALS FROM THE EXCHANGE AGENT.

  No dividends that are declared on shares of Household Common Stock or New Household Preferred Stock will be paid to persons entitled to receive Household Certificates until such persons surrender their Beneficial Certificates. Upon proper surrender of Beneficial Certificates, there will be paid to the person in whose name the Household Certificates are issued, any dividends which became payable with respect to such shares of Household Common Stock or New Household Preferred Stock between the Effective Time and the time of such surrender. In no event will the person entitled to receive such dividends be entitled to receive interest on such dividends. If any certificates for any shares of Household Common Stock or New Household Preferred Stock are to be issued in a name other than that in which the Beneficial Certificate surrendered in exchange therefor is registered, the person requesting such exchange must pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of the Household Certificates in a name other than that of the registered holder of the Beneficial Certificate surrendered or will establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

  Notwithstanding the foregoing, (i) neither the Exchange Agent nor any party to the Agreement shall be liable to a holder of shares of Beneficial Common Stock, Beneficial Convertible Preferred Stock or Other Beneficial Convertible Preferred Stock, as the case may be, for any shares of Household Common Stock or New Household Preferred Stock or dividends thereon, or any cash in lieu of fractional share interests, in each case, delivered to a public official pursuant to applicable escheat laws and (ii) any shares of Household Common Stock or New Household Preferred Stock held by the Exchange Agent prior to surrender of Beneficial Certificates will not be deemed outstanding for quorum and voting purposes.

  No certificates or scrip representing fractional shares of Household Common Stock will be issued in the Merger and no dividend, stock split or other change in the capital structure of Household will relate to any fractional security, and such fractional interests will not entitle the owner thereof to vote or to any rights of a security holder. In lieu of any fractional shares of Household Common Stock, each holder of shares of Beneficial Common Stock or Beneficial Convertible Preferred Stock, as the case may be, who would otherwise have been entitled to a fraction of a share of Household Common Stock upon surrender of certificates for exchange pursuant to the Agreement will be paid cash upon such surrender in an amount equal to the product of such fraction multiplied by the closing sale price of one share of Household Common Stock on the NYSE on the day of the Effective Time, or, if shares of Household Common Stock are not so traded on such day, the closing sale price of one such share on the next preceding day on which such share was traded on the NYSE. For purposes of calculating cash to be paid in lieu of fractional shares, shares of Beneficial Common Stock or Beneficial Convertible Preferred Stock, as the case may be, of any holder represented by two or more certificates may be aggregated. In no event shall any holder be paid an amount of cash in respect of more than one share of Household Common Stock.

CONDUCT OF BUSINESS PRIOR TO THE MERGER AND OTHER COVENANTS

  Prior to the Effective Time, except as expressly provided in the Agreement, Beneficial will, and will cause its subsidiaries to carry on the business of Beneficial and its subsidiaries in the usual, regular and ordinary course in substantially the same manner as previously conducted and in compliance in all material respects with all applicable laws and regulations, and to the extent consistent therewith, use all reasonable efforts to preserve intact the current business organizations of Beneficial and its subsidiaries, use reasonable efforts to keep available the services of the current officers and other key employees of Beneficial and its subsidiaries and preserve its relationships with those persons having business dealings with Beneficial and its subsidiaries to the end that the goodwill and ongoing businesses of Beneficial and its subsidiaries will be unimpaired at the Effective Time.

  Without limiting the generality of the foregoing, prior to the Effective Time, except as expressly provided in the Agreement and subject to certain exceptions, Beneficial and its subsidiaries will not (i) (a) declare, set aside or pay any distributions (whether in cash, stock or property) with respect to its capital stock (other than normal quarterly dividends on the Beneficial Common Stock and the Beneficial Preferred Stock and dividends from a wholly owned subsidiary of Beneficial to Beneficial or another wholly owned subsidiary of Beneficial), (b) split, combine or reclassify any of Beneficial's capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or (c) repurchase, redeem or call any of its equity securities;
(ii) issue, deliver, sell, pledge or otherwise encumber any shares of capital stock of Beneficial or any of its subsidiaries, any other voting securities or any securities convertible into, or any options, warrants, stock appreciation rights or rights to acquire, any such shares, voting securities or convertible securities (other than the issuance of Beneficial Common Stock (a) upon the exercise of Beneficial Stock Options, (b) upon the conversion of Beneficial Convertible Preferred Stock and (c) pursuant to the dividend reinvestment provisions of the Beneficial Direct Investment Plan (in each case outstanding on the date of the Agreement and/or in accordance with their present terms));
(iii) amend its certificate of incorporation or by-laws or other comparable organizational documents; (iv) other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings and the acquisition from time to time of receivables in the ordinary course of business consistent with past practice, acquire or agree to acquire (a) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof or (b) any assets that, individually or in the aggregate, are material to Beneficial and its subsidiaries; (v) other than activities in the ordinary course of business consistent with past practice, sell, lease, license or otherwise encumber or subject to any lien or otherwise dispose of any of the properties or assets of Beneficial and its subsidiaries;
(vi) other than in the ordinary course of business consistent with past practice, (a) incur any indebtedness or (b) make any advances or capital contributions to, or investments in, any other person or entity, other than to officers and employees of Beneficial and its subsidiaries for travel, business or relocation expenses in the ordinary course of business; (vii) make or agree to make any capital expenditure or capital expenditures relating to a single project in excess of $1,000,000 without the prior written consent of Household; (viii) make any tax election or settle or compromise any material income tax liability, except in respect of ongoing matters or in the ordinary course of business consistent with past practice and in prior consultation with Household; (ix) (a) enter into any material contracts, except in the ordinary course of business consistent with past practice and in prior consultation with Household or (b) modify or amend in any material respect or terminate any material contract to which Beneficial or any of its subsidiaries is a party or waive, release or assign any material rights or claims thereunder; (x) except as required by law or in the ordinary course of business consistent with past practice, (a) increase the compensation of any of its employees, (b) enter into any contract with any of its employees regarding his or her employment, compensation or benefits, or (c) adopt any plan, arrangement or policy which would become a Beneficial Plan or amend any Beneficial Plan to the extent such adoption or amendment would create or increase any material liability or obligation on the part of Beneficial or its subsidiaries; (xi) take any action or enter into any agreement that could reasonably be expected to materially jeopardize or delay the receipt of any requisite regulatory approval; (xii) make any change to accounting methods, principles or practices, except as may be required by GAAP or Regulation S-X promulgated by the Commission; (xiii) create, incur, suffer to exist or assume any material lien on any of their material assets; (xiv) settle any material claim, action or proceeding involving money damages or waive or release any material rights or claims; (xv) materially restructure or materially change its gap position, through purchases, sales, hedges, swaps, caps or collars or otherwise or the manner in which any current hedges are classified or reported; or (xvi) agree to commit to do any of the foregoing.

  Prior to the Effective Time, except as expressly provided in the Agreement and subject to certain exceptions, Household and its subsidiaries will not (i)
(a) declare, set aside or pay any distributions (whether in cash, stock or property) with respect to its capital stock (other than (i) normal quarterly dividends on the Household Common Stock and the Household Preferred Stock (as defined herein), (ii) dividends from a wholly owned subsidiary of Household to Household or another wholly owned subsidiary of Household or (iii) the dividend increase approved by Household's Board on March 10, 1998. See "HOUSEHOLD CAPITAL STOCK--General") or (b) split, combine, or reclassify any of Household's capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock (other than Household's 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998); (ii) take any action or enter into any agreement that could reasonably be expected to jeopardize or delay the receipt of any requisite regulatory approval; (iii) make any change to their accounting methods, principles or practices, except as may be required by GAAP or Regulation S-X promulgated by the Commission; or (iv) agree or commit to any of the foregoing.

  The Agreement also provides that neither Beneficial or Household nor their respective subsidiaries may take any action that would, or could reasonably be expected to interfere with the satisfaction of the conditions to the parties, obligations to consummate the Merger. See "--Conditions to the Merger."

  The Agreement contains certain other agreements relating to the conduct of the parties prior to the Effective Time, including those requiring, subject to certain specified exceptions, the parties (i) with respect to Beneficial, to use its reasonable best efforts to cause its officers, directors and employees, and investment bankers, attorneys, accountants and other agents retained by it, not to, initiate, solicit or encourage, directly or indirectly, any inquiries relating to, or the making of certain proposals from third parties that would compete with the Merger, or engage in negotiations or discussions with, or furnish any information to, any third party relating to such proposal; (ii) to cooperate in the preparation and filing of the Registration Statement and this Joint Proxy Statement-Prospectus; (iii) to obtain all necessary stockholder approvals; (iv) to afford to the other party and to the other party's financial advisors, legal counsel, accountants, consultants and other representatives full access at all reasonable times throughout the period prior to the Effective Time to all of its books, records, properties, plants and personnel and, during such period; under the condition that each such party and its respective affiliates, representatives and agents shall hold in confidence all nonpublic information in accordance with the terms of the confidentiality agreement between the parties until such time as such information is otherwise publicly available; (v) with respect to Beneficial, to use its reasonable efforts to cause to be delivered to Household "comfort" letters of Deloitte & Touche LLP, Beneficial's independent public accountants, and, with respect to Household, to use its reasonable best efforts to cause to be delivered to Beneficial "comfort" letters of Arthur Andersen LLP, Household's independent public accountants, dated the date on which the Registration Statement shall become effective and as of the Effective Date, and addressed to Household and Beneficial, in form and substance reasonably satisfactory to the other party and as is reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by the Agreement; (vi) to cooperate with each other and use their reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all requisite regulatory approvals; (vii) to consult and cooperate with each other before issuing any press release or other public statements with respect to the transactions contemplated by the Agreement; (viii) to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Agreement; and (ix) to use its respective best efforts to (a) cause the Merger to be accounted for as a "pooling of interests" transaction under GAAP as described in "--Accounting Treatment," and (b) cause the Merger to qualify as a reorganization under
Section 368(a) of the Code and obtain the opinions of counsel referred to in the Agreement as described in "--Certain U.S. Federal Income Tax Consequences."

CONDITIONS TO THE MERGER

  The obligation of each party to consummate the Merger is conditioned upon the satisfaction or waiver, to the extent permitted by law, at or prior to the Effective Time of each of the following conditions: (i) each of the Household Stockholder Approval and the Beneficial Stockholder Approval will have been obtained in accordance with applicable law; (ii) no preliminary or permanent injunction or other order by any federal or state court in the United States of competent jurisdiction ("Injunction") which prohibits the consummation of the Merger will be issued and remain in effect and no statute, rule, regulation, order, injunction or decree will have been enacted, entered, promulgated or enforced by any governmental entity which prohibits, restricts or makes illegal consummation of the Merger; (iii) the Requisite Regulatory Approvals will have been obtained and remain in full force and effect and all statutory waiting periods in respect thereof have, or will have, expired or been terminated; (iv) no proceeding initiated by any governmental entity seeking an Injunction will be pending; (v) the Registration Statement will have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Registration Statement will be in effect and no proceeding for such purpose will be pending before or threatened by the SEC; and (vi) the shares of Household Common Stock which are to be issued to the holders of Beneficial Common Stock and Beneficial Convertible Preferred Stock will have been approved for listing on the NYSE, subject to official notice of issuance.

  In addition, the obligation of Household to consummate the Merger is conditioned upon the satisfaction or waiver, at or prior to the Effective Time, of each of the following conditions: (i) the representations and warranties of Beneficial set forth in the Agreement will be true and correct as of the date of the Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the closing date as though made on and as of the closing date; provided, that no representation or warranty will be deemed to be untrue unless the breach thereof, individually or when taken together with all other breaches of representations and warranties, would reasonably be expected to have a material adverse effect;
(ii) Beneficial will have performed in all material respects all obligations required to be performed by it under the Agreement at or prior to the closing date; (iii) Household will have received an opinion of Wachtell, Lipton, Rosen & Katz, its tax counsel, dated as of the date of the Effective Time, as described under "--Certain U.S. Federal Income Tax Consequences"; and (iv) Household will have received a letter from each of Arthur Andersen LLP and Deloitte & Touche LLP, each addressed to Household and dated the closing date, confirming that the Merger can properly be accounted for as a "pooling of interests."

  The obligation of Beneficial to consummate the Merger is conditioned upon the satisfaction or waiver, at or prior to the Effective Time, of each of the following conditions: (i) the representations and warranties of Household set forth in the Agreement will be true and correct as of the date of the Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the closing date as though made on and as of the closing date; provided, that no representation or warranty will be deemed to be untrue unless the breach thereof, individually or when taken together with all other breaches of representations and warranties, would reasonably be expected to have a material adverse effect; (ii) Household will have performed in all material respects all obligations required to be performed by it under the Agreement at or prior to the closing date; (iii) Beneficial will have received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, its tax counsel, dated as of the date of the Effective Time, as described under "-- Certain U.S. Federal Income Tax Consequences"; and (iv) Beneficial will have received copies of the letters from Arthur Andersen LLP and Deloitte & Touche LLP, each addressed to Household and dated the closing date, confirming that the Merger can properly be accounted for as a "pooling of interests."

  No assurance can be provided as to if or when the Requisite Regulatory Approvals will be obtained or whether all of the other conditions precedent to the Merger will be satisfied or waived by the party permitted to do so. If the Merger is not effected on or before December 31, 1998, the Agreement may be terminated by either Household or Beneficial, except to the extent the failure to effect the Merger by such date is due to the failure of the party seeking to terminate the Agreement to perform or observe its covenants and agreements set forth therein.

REPRESENTATIONS AND WARRANTIES

  Under the Agreement, Beneficial has made certain representations and warranties to Household, including representations and warranties with respect to: (i) the organization, existence and good standing of Beneficial and its subsidiaries; (ii) Beneficial's capitalization; (iii) Beneficial's corporate power and authority to enter into the Agreement and the absence of violations of law, contracts or organizational documents; (iv) required consents and approvals; (v) Beneficial's filings with the Commission and financial statements; (vi) the absence of certain changes; (vii) certain legal proceedings; (viii) compliance with applicable laws; (ix) employee benefit plans; (x) certain tax matters; and (xi) certain regulatory matters.

  Under the Agreement, Household has made certain representations and warranties to Beneficial, including representations and warranties with respect to: (i) the organization, existence and good standing of Household and its subsidiaries; (ii) Household's capitalization; (iii) Household's corporate power and authority to enter into the Agreement and the absence of violations of law, contracts or organizational documents; (iv) required consents and approvals; (v) Household's filings with the Commission and financial statements; (vi) the absence of certain changes; (vii) certain legal proceedings; (viii) compliance with applicable laws; (ix) ownership of Beneficial Stock by Household or its affiliates or associates; (x) certain tax matters; and (xi) certain regulatory matters.

EXPENSES

  Whether or not the Merger is consummated, all costs and expenses (including transfer taxes) incurred in connection with the Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

TERMINATION OF THE AGREEMENT

  The Agreement may be terminated and the Merger abandoned (i) by the mutual consent of the parties, (ii) by either party if the other party materially breaches its representations and warranties, covenants, or agreements, in each case after inability or failure to cure within 30 days or which cannot be cured prior to the closing date of the Merger, (iii) by either party in the event that the Merger is not consummated by December 31, 1998, except to the extent that the failure of the Merger then to be consummated arises out of or results from the failure of the party seeking to terminate the Agreement to perform or observe the covenants and agreements of that party under the Agreement, (iv) by either party (a) 60 days after the date on which any request or application for a Requisite Regulatory Approval is denied or withdrawn at the request of the governmental entity which must grant such approval, unless within 60 days following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable governmental entity or (b) if either the Beneficial Stockholder Approval or the Household Stockholder Approval is not obtained at the Beneficial Special Meeting or the Household Special Meeting, as the case may be, or any adjournments or postponements thereof.

  In addition, the Agreement may be terminated by Beneficial by giving notice to Household at least two days prior to the anticipated closing date of the Merger in the event of a Termination Event. Such termination right will not apply, however, if Household decides, within 24 hours of receiving notice of

Beneficial's intent to terminate the Agreement following a Termination Event, to increase the Exchange Ratio to a number calculated pursuant to the Agreement, such that Beneficial Stockholders would receive consideration having the same implied market value (based on the Average Closing Price) as they would have received if the Average Closing Price has been sufficient to prevent Beneficial from having a termination right under this provision. If Household elects to increase the Exchange Ratio as set forth in the Agreement and as described above, it must give Beneficial prompt notice of that election and such increased Exchange Ratio, in which case no termination of the Agreement would occur as a result of a Termination Event.

  If Beneficial elects to exercise its termination right pursuant to clause
(vi) of the immediately preceding paragraph, it must give prompt written notice to Household; provided, however, that no right of termination will arise under the Agreement if Household will have given written notice to Beneficial at any time within 24 hours of its receipt of Beneficial's written notice of termination that Household elects (x), in the case of a termination invoked under clause (i) above, to adjust the Exchange Ratio to equal a number equal to a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the product of 0.80, the Starting Price and the Exchange Ratio (as then in effect), and the denominator of which is the Average Closing Price, or
(y) in the case of clause (ii) above, to adjust the Exchange Ratio to equal the lesser of (A) a number equal to a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the product of 0.85, the Starting Price and the Exchange Ratio (as then in effect), and the denominator of which is the Average Closing Price, and (B) a number equal to a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the Index Ratio multiplied by the Exchange Ratio (as then in effect), and the denominator of which is the Acquiror Ratio. If Household makes an election contemplated by either of the foregoing clauses, within such 24-hour period, it shall give prompt written notice to Beneficial of such election and the revised Exchange Ratio, whereupon no termination shall have occurred and the Agreement will remain in effect in accordance with its terms (except as the Exchange Ratio will have been so modified), and any references in the Agreement to "Per Share Merger Consideration" will thereafter be deemed to refer to the Exchange Ratio as adjusted in accordance with the Agreement.

  Whether or not Beneficial will have a right to terminate the Agreement pursuant to the foregoing paragraph will not be known until the date that the Average Closing Price can be determined. If such date were the date of this Joint Proxy Statement-Prospectus, no such right of termination would exist, based on the prevailing market price of Household Common Stock. Beneficial has made no decision as to whether it would exercise its termination right if such a right were to arise, and Household has made no decision as to whether it would exercise its correlative right to increase the Exchange Ratio. In the event such a situation occurs, each of the Household Board and the Beneficial Board would, consistent with its fiduciary duties, take into account all relevant facts and circumstances as they exist at such time and would consult with its respective financial advisors and legal counsel. Approval of the Agreement by the Voting Beneficial Stockholders at the Beneficial Special Meeting and approval of the Household Matter by the Household Common Stockholders at the Household Special Meeting will confer on the Beneficial Board and the Household Board, respectively, the power, should such an event occur and consistent with the fiduciary duties of such Boards, to elect to consummate the Merger in such an event (in the case of the Beneficial Board) or to elect to increase the Exchange Ratio (in the case of the Household Board) without any further action by, or resolicitation of the votes of, the Voting Beneficial Stockholders or Household Common Stockholders, as the case may be. The fairness opinions received by Beneficial and Household were dated as of the respective dates that the Boards approved the Merger and were based on conditions in effect on such dates. Accordingly, none of such opinions address the circumstances that might arise if the matters contemplated by the previous paragraph were to occur.

  In the event of termination of the Agreement by either Household or Beneficial in accordance with the terms of the Agreement, the Agreement will become void and have no effect except that (i) certain specified provisions of the Agreement will survive the termination of the Agreement and (ii) notwithstanding anything to the contrary contained in the Agreement, no party will be relieved or released from any liabilities or damages arising out of its willful breach of any provision of the Agreement.

AMENDMENT; WAIVER

  Subject to compliance with applicable law, the Agreement may be amended in writing signed on behalf of each of the parties thereto, by action taken or authorized by their respective Boards of Directors, at any time before or after the Beneficial Stockholder Approval and the Household Stockholder Approval; provided, however, that after the Beneficial Stockholder Approval, there may not be, without further approval of such stockholders, any amendment of the Agreement which reduces the amount or changes the form of the consideration to be delivered to the stockholders of Beneficial under the Agreement other than as contemplated therein.

  At any time prior to the Effective Time, each of the parties to the Agreement, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party to the Agreement, (b) waive any inaccuracies in the representations and warranties of the other party contained in the Agreement or in any document delivered pursuant thereto and
(c) waive compliance with any of the agreements or conditions of the other party contained in the Agreement. Any agreement on the part of a party to the Agreement to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of the material anticipated U.S. federal income tax consequences of the Merger to holders of Beneficial Stock who hold such stock as a capital asset. This summary is based on the Code, the legislative history thereof and Treasury regulations thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. This summary is not a complete description of all of the consequences of the Merger and, in particular, does not address U.S. federal income tax considerations applicable to stockholders subject to special treatment under U.S. federal income tax law (including, for example, non-U.S. persons, financial institutions, dealers in securities, insurance companies or tax-exempt entities, holders who acquired Beneficial Common Stock pursuant to the exercise of an employee stock option or right or otherwise as compensation, and holders who hold Beneficial Stock as part of a hedge, straddle or conversion transaction). In addition, no information is provided herein with respect to the tax consequences of the Merger under applicable foreign, state or local laws.

  EACH HOLDER OF BENEFICIAL STOCK IS URGED TO CONSULT WITH SUCH HOLDER'S TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE MERGER WITH RESPECT TO SUCH HOLDER'S PARTICULAR TAX SITUATION, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

  On the date of the Effective Time, each of Wachtell, Lipton, Rosen & Katz, special counsel to Household, and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Beneficial, will, subject to the qualifications discussed in the following paragraph, deliver to Household and Beneficial, respectively, its opinion (each, a "Closing Tax Opinion"), dated as of the date of the Effective Time, to the effect that, for U.S. federal income tax purposes, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In addition, Household has received an opinion of Wachtell,

Lipton, Rosen & Katz, dated the date of this Joint Proxy Statement-Prospectus, to the foregoing effect (the "Filing Tax Opinion" and, together with the Closing Tax Opinions, the "Tax Opinions"). Based on such Tax Opinions, (i) no gain or loss will be recognized by Household, Merger Sub, or Beneficial as a result of the Merger, (ii) no gain or loss will be recognized by the holders of Beneficial Common Stock and Beneficial Convertible Preferred Stock who exchange all of their Beneficial Common Stock and Beneficial Convertible Preferred Stock solely for Household Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Household Common Stock), (iii) the aggregate tax basis of the Household Common Stock received by holders of Beneficial Common Stock and Beneficial Convertible Preferred Stock who exchange all of their Beneficial Common Stock and Beneficial Convertible Preferred Stock solely for Household Common Stock pursuant to the Merger will be the same as the aggregate tax basis of the Beneficial Common Stock and Beneficial Convertible Preferred Stock surrendered in exchange therefor (reduced by any basis amount allocable to the fractional share interest in Household Common Stock for which cash is received), and (iv) the tax holding period of Household Common Stock received in the Merger (including fractional share interests deemed received and redeemed as described above) will include the holder's holding period in the Beneficial Common Stock or Beneficial Convertible Preferred Stock surrendered in exchange therefor.

  The respective obligations of Household and Beneficial to consummate the Merger are conditioned upon the receipt by each of Household and Beneficial of its respective Closing Tax Opinion in form and substance reasonably satisfactory to the party to whom such Tax Opinion is addressed. Wachtell, Lipton, Rosen & Katz has rendered the Filing Tax Opinion on the basis of facts, representations and assumptions set forth or referred to in such opinion which are consistent with the state of facts expected to exist at the Effective Time, and each of Wachtell, Lipton, Rosen & Katz and Skadden, Arps, Slate, Meagher & Flom LLP will render its respective Tax Opinion on the basis of facts, representations and assumptions set forth or referred to in such opinion which are consistent with the state of facts existing at the Effective Time. In rendering the Closing Tax Opinions, each such counsel may require and rely upon representations and covenants including those contained in certificates of officers of Household, Merger Sub, Beneficial and others, reasonably satisfactory in form and substance to such counsel. The Tax Opinions are not binding on the Internal Revenue Service (the "IRS") or the courts, and the parties do not intend to request a ruling from the IRS with respect to the Merger. Accordingly, there can be no assurance that the IRS will not challenge the conclusions set forth in the Tax Opinions or that a court will not sustain such challenge. Neither Household nor Beneficial currently intends to waive the condition relating to receipt of its respective Closing Tax Opinion. In the unlikely event that either Household or Beneficial were to determine to waive such condition, the company doing so would mail additional information to its stockholders describing any changes in the material U.S. federal income tax consequences that will result from the Merger and would resolicit proxies from its stockholders if there are any material adverse changes in the U.S. federal income tax consequences to such stockholders.

  Based upon the current position of the IRS, cash received by a holder of Beneficial Common Stock in lieu of a fractional share interest in Household Common Stock will be treated as received in redemption of such fractional share interest, and a Beneficial stockholder should generally recognize capital gain or loss for U.S. federal income tax purposes measured by the difference between the amount of cash received and the portion of the tax basis of the shares of Beneficial Common Stock or Beneficial Convertible Preferred Stock allocable to such fractional share interest. Such gain or loss should be a long-term capital gain or loss if the holding period for such shares of Beneficial Common Stock or Beneficial Convertible Preferred Stock is greater than one year at the Effective Time. In general, holders of Beneficial Common Stock or Beneficial Convertible Preferred Stock that are individuals will be taxed on net long-term capital gains at preferential rates (i.e., in the case of long-term capital gains from assets held for more than 18 months, at a maximum federal income marginal tax rate of 20%, and in the case of long-term capital gains from assets held for more than one year but not more than 18 months, at a maximum federal income marginal tax rate of 28%).

  Assuming that at the Effective Time it is not more likely than not that Household will exercise its right to redeem or purchase the New Household Preferred Stock, (i) no gain or loss will be recognized by the holders of Other Beneficial Preferred Stock who exchange all of their Other Beneficial Preferred Stock solely for New Household Preferred Stock pursuant to the Merger, (ii) the aggregate tax basis of the New Household Preferred Stock received by holders of Other Beneficial Preferred Stock who exchange all of their Other Beneficial Preferred Stock solely for New Household Preferred Stock pursuant to the Merger will be the same as the aggregate tax basis of the Other Beneficial Preferred Stock surrendered in exchange therefor, and
(iii) the tax holding period of New Household Preferred Stock received in the Merger will include the holder's holding period in the Other Beneficial Preferred Stock surrendered in exchange therefor. No authorities provide clear guidance with respect to determining, as a legal matter, whether Household is more likely than not to redeem the New Household Preferred Stock, and, therefore, it is possible that the IRS could treat the exchange of Other Beneficial Preferred Stock for New Household Preferred Stock as a taxable exchange. Holders of Other Beneficial Preferred Stock are urged to consult their own tax advisors with respect to the tax treatment of their receipt of New Household Preferred Stock in the Merger, including the character and amount of any gain or loss in the event that the exchange of Other Beneficial Preferred Stock for New Household Preferred Stock is treated as a taxable exchange.

ACCOUNTING TREATMENT

  It is anticipated that the Merger will be accounted for using the "pooling of interests" method of accounting. Under such method of accounting, holders of Beneficial Common Stock will be deemed to have combined their existing voting common stock interest with that of holders of Household Common Stock by exchanging their shares for shares of Household Common Stock. Accordingly, the book value of the assets, liabilities and shareholders' equity of Beneficial, as reported on its consolidated balance sheet, will be carried over to the consolidated balance sheet of Household and no goodwill will be created. Household will be able to include in its consolidated income the consolidated income of Beneficial for the entire fiscal year in which the Merger occurs; however, certain expenses incurred to effect the Merger must be treated by Household as current charges against income rather than adjustments to its balance sheet. In order for the Merger to qualify for "pooling of interests" accounting treatment, among other criteria, substantially all (90% or more) of the outstanding Beneficial Common Stock must be exchanged for Household Common Stock.

  It is a condition to the parties' obligations to consummate the Merger that Household and Beneficial receive a letter from each of Arthur Andersen LLP, Household's independent accountants, and Deloitte & Touche LLP, Beneficial's independent accountants, each addressed to Household and dated the Effective Date, in form and substance reasonably acceptable to Household, confirming that the transactions contemplated by the Agreement, if consummated, can properly be accounted for as a "pooling of interests" business combination in accordance with GAAP and the criteria of Accounting Principles Board Opinion No. 16 and the regulations of the Commission. To conform to the provisions of Staff Accounting Bulletin 96, "Treasury Stock Acquisitions Following Consummation of a Business Combination Accounted for as a Pooling of Interests," Household has terminated its limited employee benefit share repurchase program. Beneficial had previously suspended its share repurchase program in February 1998. The unaudited pro forma financial information included in this Joint Proxy Statement-Prospectus gives effect to the Merger using the "pooling of interests" method of accounting. See "SUMMARY--Unaudited Comparative Per Share Data," "INFORMATION ABOUT BENEFICIAL--Selected Financial Data," "INFORMATION ABOUT HOUSEHOLD--Selected Financial Data" and "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION."

  The unaudited pro forma information contained in this Joint Proxy Statement-Prospectus has been prepared using the "pooling of interests" accounting method to account for the Merger. See "SUMMARY--Selected Financial Data-- Summary Selected Unaudited Pro Forma Financial Data" and "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  General. In considering the approval of the Merger by the Beneficial Board, Voting Beneficial Stockholders should be aware that certain persons, including certain members of Beneficial management and members of the Beneficial Board, have interests in the Merger that are in addition to those of the stockholders of Beneficial, generally including certain arrangements with respect to the Household Board composition following the Merger, certain post-Merger employment and consulting opportunities for senior executives of Beneficial with Household and certain benefits under existing severance and benefit plans. In addition, the Agreement contains certain provisions relating to the indemnification of Beneficial directors and officers and directors' and officers' liability insurance. The Beneficial Board was aware of these interests and considered them, among other matters, in approving the Agreement and the transactions contemplated thereby.

  Board Composition and Related Matters Post-Merger. Finn M.W. Caspersen, Chairman and Chief Executive Officer of Beneficial, will serve as Chairman of the Household Board for one year following the Effective Time and serve as a director of Household thereafter. In addition, Household will cause James H. Gilliam, Jr., Executive Vice President and General Counsel of Beneficial, Robert C. Clark, a director of Beneficial, and David J. Farris, Chief Operating Officer of Beneficial, to become members of the Household Board at the Effective Time (on January 1, 1999, in the case of Mr. Farris, at the commencement of his proposed consulting arrangement; see "--New Employment and Consulting Arrangements with Certain Beneficial Executives").

  New Employment and Consulting Arrangements with Certain Beneficial Executives. Household has agreed to pay Mr. Caspersen base compensation of $1.5 million per annum and a bonus of $1.0 million per annum for his service as Chairman of the Household Board for one year after the Effective Time. Thereafter, Mr. Caspersen will continue to serve as a director of Household and will enter into a one-year consulting arrangement pursuant to which he will receive cash compensation of $2.5 million. Upon consummation of the Merger, Mr. Caspersen will also receive a one-time grant of 750,000 options to purchase shares of Household Common Stock (as adjusted for Household's 3-for-1 stock split effected in the form of a stock dividend and paid on June 1,
1998), to be issued under the Household 1996 Long Term Executive Incentive Compensation Plan. Household has also agreed to provide Mr. Caspersen with an office, secretarial support, a car and driver and other appropriate benefits following the expiration of his consulting arrangement. To facilitate Mr. Caspersen's involvement in the transition post-Merger, Household has also agreed to make a company plane available to Mr. Caspersen.

  At the Effective Time, Mr. Gilliam will enter into a two-year consulting arrangement pursuant to which Mr. Gilliam will receive cash compensation of $1 million per annum. Household has also agreed to provide Mr. Gilliam with a minimum pension of $500,000 per year commencing at age 55. In addition, Mr. Farris will enter into a one-year consulting arrangement commencing on January 1, 1999 (until which time he is expected to continue to serve in his current role) and providing for cash compensation of $1 million.

  Household has also expressed its intention to provide certain other executives of Beneficial with opportunities to continue with the combined company. See "MANAGEMENT AND OPERATIONS AFTER THE MERGER."

  Outstanding Stock-Based Awards. Pursuant to the Agreement, at the Effective Time, each of the Beneficial Stock Options which is outstanding and unexercised at the Effective Time shall be converted automatically into a New Option in an amount and at an exercise price determined in accordance with the terms of the Agreement. See "--Description of the Merger."

  Pursuant to the Agreement and prior to the Effective Time, Beneficial will take all actions necessary to amend the terms of the Beneficial Stock Option Plans to eliminate the cash settlement of options granted thereunder as a result of or in connection with the Merger and to provide that any such right will be settled in stock with a fair market value equal to the cash that would otherwise have been payable thereunder. Beneficial will use all reasonable efforts to obtain the consent of certain holders of options granted under the Beneficial Stock Option Plans to the foregoing treatment of such cash settlement right.

  Severance Arrangements. Household has agreed to assume and honor the obligations of Beneficial and its subsidiaries under all employment, severance, consulting, retirement and other compensation contracts, arrangements, commitments or understandings, in accordance with their terms. Household has acknowledged that the Merger will constitute a "change in control" in accordance with the provisions of certain specified Beneficial plans and has agreed, after consummation of the Merger, to pay all amounts provided under such Beneficial plans and agreements as a result of a change in control of Beneficial, as applicable, in accordance with their respective terms, and to honor all rights, privileges and modifications to or with respect to any such Beneficial plans or agreements which become effective as a result of such change in control. Beneficial has severance agreements (each, a "Severance Agreement") with approximately 114 key officers of Beneficial and its subsidiaries, including Messrs. Caspersen, Farris, Halvorsen and Gilliam and Ms. Patti Prairie, Beneficial's Chief Information Officer. As amended and restated as of March 26, 1996, the Severance Agreements provide, among other things, for severance payments in the event of termination by Beneficial other than for "cause" (as defined in the Severance Agreements) or by such officer for "good reason" (as defined in the Severance Agreements) following a "change in control" of Beneficial (as defined in the Severance Agreements). Severance benefits under the Severance Agreements consist principally of (i) (A) with respect to Tier I employees, three times the sum of the officer's (x) annual base salary, (y) the highest of the three most recent awards under the Beneficial Corporation Key Employees Stock Bonus Plan (the "Key Plan") and (z) the most recent annual award under any cash incentive plan (no such plan currently exists for U.S. executives, but would be covered if one should ever be adopted); (B) with respect to Tier II employees, two times the sum of the officer's (x) annual base salary and (y) the highest of the three most recent awards under the Key Plan; (ii) lump sum payment equal to (a) the aggregate nonvested share units credited to the officer's Employees' Stock Purchase Plan and (b) the aggregate value of the officer's account under the Beneficial Key Plan; (iii) with some restrictions, three years of continued coverage under Beneficial's benefit plans; and (iv) three years of credit for eligibility for retiree medical coverage. In addition to the foregoing, each of the Severance Agreements for Messrs. Caspersen, Farris, Halvorsen and Gilliam and Ms. Prairie provides (i) that if such person remains with Beneficial for three months following a "change in control," such person may terminate employment for any reason during the fourth month and upon such termination receive the severance benefits set forth above and (ii) for additional cash payments to offset any federal excise tax that may be imposed by reason of payments made in connection with a "change in control" of Beneficial.

  Under the Beneficial Corporation Directors' Annuity Plan, as adopted on May 23, 1996, as a result of the change in control of Beneficial, all non-employee directors and directors emeriti will receive quarterly payments ranging from $4,250 to $8,500, or an aggregate of $151,250 per quarter, depending on their years of service, for the remainder of their lives, in consideration for and subject to their continued availability to the combined company for purposes of consultation. Dr. Charles H. Watts, a director of Beneficial, will receive quarterly payments of $12,500 due to his prior service as a "General Director" of Beneficial.

  Severance Pay Plan. Household has agreed to provide to each individual who is an employee of Beneficial or any of its subsidiaries in the United States immediately prior to the Effective Time and whose employment is involuntarily terminated other than for cause or non-performance during a period of two years following the Effective Time (the "Continuation Period"), severance benefits no less favorable to such individual than the existing Beneficial Severance Pay Plan. During the Continuation

Period, if the continuing employment of any of the Beneficial Employees is not at the same or higher salary or wages, and on substantially the same terms and conditions, including but not limited to reasonable geographic proximity to a Beneficial Employee's employment location as of the date of the Agreement, and any such Beneficial Employee declines to continue employment on that basis, the termination of such Beneficial Employee's employment will be an involuntary termination, other than for cause, for purposes of the Beneficial Plans.

  Indemnification and Insurance. The Agreement provides that Household will, for six years after the Effective Time, indemnify directors and officers of Beneficial against certain liabilities with respect to events occurring prior to or at the Effective Time, in connection with such persons' status as such or in connection with the Agreement or any of the transactions contemplated thereby, to the full extent permitted by the DGCL, the Beneficial Charter or Beneficial By-laws or any indemnification agreement to which Beneficial was a party on the date of execution of the Agreement. Pursuant to the Agreement, Household will also, for six years after the Effective Time, honor all rights to indemnification, and all limitations with respect thereto, existing in favor of the foregoing persons as provided in the Beneficial Charter, the Beneficial By-laws and any indemnification agreement existing at the time of the execution of the Agreement, to the extent such rights and limitations are consistent with the DGCL. Household has also agreed, for six years after the Effective Time, to maintain Beneficial's directors' and officers' liability insurance, or a substantially similar policy in substitution therefor, provided that Household will not be required to pay an annual premium for such policy in excess of 200% of the last annual premium paid prior to the date of the Agreement but in such case will be obligated to purchase as much coverage as possible for such amount. See "--Conduct of Business Prior to the Merger and Other Covenants."

  Beneficial Foundation and Other Charitable Activities. Pursuant to the Agreement, the parties have agreed that the Beneficial Foundation, Inc., a not-for-profit corporation created and funded under the laws of the State of Delaware in 1951 by certain senior officers of Beneficial (the "Foundation"), will continue as a separate legal entity independent of Beneficial and Household under the direction of its own board of directors. The current directors of the Foundation include Messrs. Caspersen and Gilliam, Robert A. Tucker, who currently is also a director of Beneficial, and Wheeler K. Neff, Senior Vice President and Assistant General Counsel of Beneficial. Household has further agreed to honor and to cause Beneficial to honor its obligations to pay in a timely fashion all currently outstanding charitable pledges of Beneficial and its subsidiaries to the extent they remain unpaid at the Effective Time, and to fund by transfers to the Foundation all multi-year scholarships awarded by the Foundation to children of employees of Beneficial and its subsidiaries outstanding at the Effective Time, up to a combined maximum of $3,000,000.

HOUSEHOLD AND BENEFICIAL STOCK OPTION AGREEMENTS

  Concurrently with the execution of the Agreement, Household executed and delivered the Household Stock Option Agreement, pursuant to which Household granted to Beneficial the Household Option. At the same time, Beneficial executed and delivered the Beneficial Stock Option Agreement, pursuant to which Beneficial granted to Household the Beneficial Option. Household and Beneficial approved and entered into the Household Stock Option Agreement and the Beneficial Stock Option Agreement, respectively, as an inducement to the other to enter into the Agreement.

  Except as otherwise noted below, the terms and conditions of the Household Stock Option Agreement and the Beneficial Stock Option Agreement are identical in all material respects. For purposes of this section, except as otherwise noted, (i) the Household Stock Option Agreement or the Beneficial Stock Option Agreement, as the case may be, is sometimes referred to as the "Issuer Option Agreement," (ii) Household, as issuer of the Household Common Stock, and Beneficial, as issuer of the Beneficial Common Stock, upon the exercise of the Household Stock Option and the

Beneficial Stock Option, respectively, are sometimes individually referred to as the "Issuer," (iii) Household and Beneficial, as the holder of the Beneficial Stock Option and the Household Stock Option, respectively, are sometimes individually referred to as the "Optionee," (iv) the Household Option or the Beneficial Option, as the case may be, is sometimes referred to as the "Issuer Option" and (v) Household Common Stock and Beneficial Common Stock is referred to as "Issuer Common Stock."

  The Stock Option Agreements are intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Agreement. Consequently, certain aspects of the Stock Option Agreements may have the effect of discouraging persons who might now or at any other time prior to the Effective Time be interested in acquiring all of or a significant interest in Household or Beneficial from considering or proposing such an acquisition, even if, in the case of Beneficial, such persons were prepared to offer to pay consideration to the Beneficial Stockholders which had a higher current market price than the shares of Household Common Stock to be received per share of Beneficial Common Stock pursuant to the Agreement. The acquisition of Household or Beneficial could cause the Household Option or the Beneficial Option, as the case may be, to become exercisable. The existence of the Issuer Options could significantly increase the cost to a potential acquiror of acquiring either Issuer compared to its cost had the Stock Option Agreements and the Agreement not been entered into. Such increased cost might discourage a potential acquiror from considering or proposing an acquisition or might result in a potential acquiror proposing to pay a lower per share price to acquire such Issuer than it might otherwise have proposed to pay. Moreover, following consultation with their respective independent accountants, Beneficial and Household believe that the exercise or repurchase of either of the Issuer Options is likely to prohibit any other acquiror of an Issuer from accounting for an acquisition of such Issuer using the pooling of interests accounting method for a period of two years.

  The Household Stock Option Agreement provides for the purchase by Beneficial of 64,069,608 shares (as adjusted for Household's 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998) (the "Household Option Shares" or the "Issuer Option Shares," as the case may be) of Household Common Stock at an exercise price of $48.92 per share (the closing price of Household Common Stock on the last trading day preceding the execution of the Agreement, as adjusted for the stock split), payable in cash. The Household Option Shares, if issued pursuant to the Household Stock Option Agreement, will in no event exceed 19.9% of the Household Common Stock issued and outstanding without giving effect to the issuance of any Household Common Stock subject to the Household Option.

  The Beneficial Stock Option Agreement provides for the purchase by Household of 10,818,800 shares (the "Beneficial Option Shares" or the "Issuer Option Shares," as the case may be) of Beneficial Common Stock at an exercise price of $130.50 per share (the closing price of Beneficial Common Stock on the last trading day preceding the execution of the Agreement), payable in cash. The Beneficial Option Shares, if issued pursuant to the Beneficial Stock Option Agreement, will in no event exceed 19.9% of the Beneficial Common Stock issued and outstanding without giving effect to the issuance of any Beneficial Common Stock subject to the Beneficial Option.

  The number of shares of Issuer Common Stock subject to the applicable Issuer Option will be increased or decreased, as appropriate, to the extent that additional shares of Issuer Common Stock are either (i) issued or otherwise become outstanding (other than pursuant to the Issuer Option Agreement or as permitted under the Merger Agreement) or (ii) redeemed, repurchased, retired or otherwise cease to be outstanding after April 7, 1998, such that, after such issuance, the number of Beneficial Option Shares will continue to equal 19.9% of the Beneficial Common Stock then issued and outstanding in the case of the Beneficial Stock Option and the number of Household Option Shares will continue to equal 19.9% of the Household Common Stock then issued and outstanding in the case of the Household Option, in each case, without giving effect to the issuance of any stock subject to the applicable Issuer Option. In the event of any change in, or distributions in respect of, the number of shares of Issuer Common Stock by reason of a stock dividend, split-up, merger, recapitalization, combination, subdivision, conversion, exchange of shares, distribution on or in respect of such Issuer Common Stock that would be prohibited by the Merger Agreement, or similar transaction, the type and number of Issuer Option Shares purchasable upon exercise of the applicable Issuer Option, and the applicable option price will also be adjusted in such a manner as will fully preserve the economic benefits of the Option.

  Each Issuer Option Agreement provides that the Optionee or any other holder or holders of the Issuer Option (as used in this section, collectively, the "Holder") may exercise the Issuer Option, in whole or in part, subject to regulatory approval, only if both an Initial Triggering Event (as defined herein) and a Subsequent Triggering Event (as defined herein) have occurred prior to the occurrence of an Exercise Termination Event (as defined herein); provided that the Holder has sent to the Issuer written notice of such exercise within 90 days following such Subsequent Triggering Event (subject to extension as provided in each Issuer Option Agreement). The terms "Initial Triggering Event" and "Subsequent Triggering Event" generally relate to attempts by one or more third parties to acquire a significant interest in the Issuer. Any exercise of the Issuer Option will be deemed to occur on the date such notice is sent.

For purposes of each Issuer Option Agreement:

    (i) The term "Initial Triggering Event" means the occurrence of any of the following events or transactions after April 7, 1998: (a) the Issuer or any subsidiary of the Issuer, without the Optionee's prior written consent, enters into an agreement to engage in, or the Issuer's Board of Directors recommends that stockholders of the Issuer approve or accept, an Acquisition Transaction (as defined herein) with any person or group (other than as contemplated by the Agreement); (b) the Issuer or any subsidiary of the Issuer, without the Optionee's prior written consent, authorizes, recommends, proposes or publicly announces its intention to authorize, recommend or propose to engage in an Acquisition Transaction, or the Issuer's Board of Directors publicly withdraws or modifies, or publicly announces its intention to withdraw or modify, in any manner adverse to the Optionee, its recommendation that its stockholders approve the Agreement in anticipation of engaging in an Acquisition Transaction; (c) any person, other than the Optionee, any subsidiary of the Optionee or any Issuer subsidiary acting in a fiduciary capacity in the ordinary course of business acquires beneficial ownership, or the right to acquire beneficial ownership, of 10% or more of the outstanding shares of the Issuer's Common Stock; (d) any person other than the Optionee or any subsidiary of the Optionee made a bona fide proposal to the Issuer or its stockholders by public announcement or written communication that becomes the subject of public disclosure to engage in an Acquisition Transaction; (e) the Issuer breaches any covenant or obligation in the Agreement after any person, other than the Optionee or any subsidiaries of the Optionee, has proposed an Acquisition Transaction, and such breach (1) would entitle the Optionee to terminate the Agreement and (2) is not remedied prior to the date of the Optionee's notice to the Issuer of the exercise of the Option; or (f) any person other than the Optionee or any subsidiary of the Optionee, other than in connection with a transaction to which the Optionee has given its prior written consent, files an application or notice with the Federal Reserve Board, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

    (ii) For purposes of each Issuer Option Agreement, the term "Acquisition Transaction" means (a) a merger or consolidation, or any similar transaction with the Issuer or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the Commission); (b) a purchase, lease or other acquisition or assumption of all or substantially all of the assets or deposits of the Issuer or any of its Significant Subsidiaries;
  (c) a purchase or other acquisition of securities representing

  10% or more of the voting power of the Issuer; or (d) any substantially similar transaction, provided, however, that in no event will any merger, consolidation, purchase or similar transaction involving only the Issuer and one or more of its subsidiaries or involving only any two or more of such subsidiaries, be deemed to be an Acquisition Transaction, provided that any such transaction is not entered into in violation of the terms of the Agreement.

    (iii) The term "Subsequent Triggering Event" means the occurrence of either of the following events or transactions after April 7, 1998: (a) the acquisition by any person of beneficial ownership of 25% or more of the then outstanding shares of Issuer Common Stock; or (b) the occurrence of the Initial Triggering Event described above in clause (i)(a), except that the percentage referred to in clause (ii)(c) of the definition of "Acquisition Transaction" set forth above will be 25%.

  Each Issuer Option will expire upon the occurrence of an "Exercise Termination Event," which includes: (i) the Effective Time of the Merger; (ii) termination of the Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event; or
(iii) the date that is 12 months after the termination of the Agreement if such termination occurs after the occurrence of an Initial Triggering Event (provided that, if an Initial Triggering Event continues or occurs beyond such termination of the Agreement and prior to the passage of such 12-month period, the Issuer Option will terminate 12 months from the expiration of the last Initial Triggering Event to expire, but in no event more than 18 months after such termination of the Agreement).

  As of the date of this Joint Proxy Statement-Prospectus, to the best knowledge of Household and Beneficial, no Initial Triggering Event or Subsequent Triggering Event has occurred.

  Immediately prior to the occurrence of a Repurchase Event (as defined herein), (i) following a request of a Holder, delivered prior to an Exercise Termination Event, the Issuer (or any successor thereto) will repurchase the Issuer Option from the Holder at a price (the "Issuer Option Repurchase Price") equal to the amount by which (a) the market/offer price (as defined herein) exceeds (b) the option price, multiplied by the number of shares for which the Issuer Option may then be exercised and (ii) at the request of the owner of Issuer Option Shares from time to time (the "Owner"), delivered within 90 days of such occurrence (or such later period as provided in Section 10 of each of the Stock Option Agreements), the Issuer will repurchase such number of the Issuer Option Shares from the Owner as the Owner will designate at a price (the "Issuer Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated.

  The term "market/offer price" means the highest of (i) the price per share of Issuer Common Stock at which a tender offer or exchange offer therefor has been made, (ii) the price per share of Issuer Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Issuer Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of the Issuer Option or the Owner gives notice of the required repurchase of Issuer Option Shares, as the case may be, or (iv) in the event of a sale of all or a substantial portion of the Issuer's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of the Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and the Issuer, divided by the number of shares of Issuer Common Stock outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash will be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and the Issuer. However, if the Issuer at any time after delivery of a notice of repurchase as described in this paragraph is prohibited under applicable law or regulation from delivering to the Holder and/or the Owner, as appropriate, the Issuer Option Repurchase Price and the Issuer Option Share Repurchase Price, respectively, in full, the Holder or Owner may revoke its notice of repurchase of the Issuer Option or the Issuer Option Shares, either in whole or to the extent of the prohibition, whereupon, in the latter case, the Issuer will promptly (i) deliver to the Holder and/or the

Owner, as appropriate, that portion of the Issuer Option Repurchase Price or the Issuer Option Share Repurchase Price that the Issuer is not prohibited from delivering and (ii) deliver, as appropriate, (a) to the Holder, a new Issuer Option Agreement evidencing the right of the Holder to purchase that number of shares of the Issuer Common Stock obtained by multiplying the number of shares of the Issuer Common Stock for which the surrendered Issuer Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Issuer Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Issuer Option Repurchase Price, and (b) to the Owner, a certificate for the Issuer Option Shares it is then so prohibited from repurchasing. A "Repurchase Event" is deemed to have occurred (i) upon the consummation of an Acquisition Transaction or (ii) upon the acquisition by any person of the beneficial ownership of 50% or more of the then outstanding Issuer Common Stock, provided that a Subsequent Triggering Event has occurred prior to an Exercise Termination Event.

  In the event that, prior to an Exercise Termination Event, the Issuer enters into any agreement (i) to consolidate with or merge into any person, other than the Optionee or one of its subsidiaries, such that Issuer is not the continuing or surviving corporation of such consolidation or merger; (ii) to permit any person, other than the Optionee or one of its subsidiaries, to merge into the Issuer and the Issuer is the continuing or surviving corporation, but, in connection with such consolidation or merger, the outstanding shares of the Issuer Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or the then outstanding shares of Issuer Common Stock after such merger will represent less than 50% of the outstanding voting shares and voting share equivalents of the merged corporation; or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than the Optionee or any of its subsidiaries, then, and in each such case, the agreement governing such transaction must provide that, upon consummation of such transaction and upon terms and conditions set forth in the Issuer Option Agreement, the Option will be converted into, or exchanged for, an option having substantially the same terms as the Option (the "Substitute Option") to purchase securities, at the election of the Holder, of either the acquiring person or any person that controls the acquiring person. At the request of the Holder of the Substitute Option, the issuer of the Substitute Option will repurchase it at a price, and subject to such other terms and conditions, as set forth in the Issuer Option Agreement.

  The Optionee may in no event obtain Total Profit or Notional Total Profit (as defined herein) in excess of $240 million. "Total Profit" means the aggregate amount (before taxes) of the following: (i) the amount received by the Optionee pursuant to Issuer's repurchase of the Issuer Option (or any portion thereof), (ii) (a) the amount received by Optionee pursuant to Issuer's repurchase of Issuer Option Shares, less (b) Optionee's purchase price for such Option Shares, (iii) (a) the net cash amounts received by Optionee pursuant to the sale of Option Shares (or any other securities into which such Option Shares shall be converted or exchanged) to any unaffiliated party, less (b) Optionee's purchase price of such Option Shares, (iv) any amounts received by Optionee on the transfer of the Option (or any portion thereof) to any unaffiliated party, and (v) any equivalent amount with respect to the Substitute Option. "Notional Total Profit" with respect to any number of shares as to which Optionee may propose to exercise the Option shall be the Total Profit determined as of the date of such proposed exercise assuming that the Option were exercised on such date for such number of shares and assuming that such shares, together with all other Option Shares held by Optionee and its affiliates as of such date, were sold for cash at the closing market price for the Issuer Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

  Within 90 days after the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Date (subject to extension as provided in the Issuer Option Agreement), the Optionee may request the Issuer to prepare, file and keep current with respect to the Option Shares, a registration statement with the Commission. The Issuer is required to use its reasonable best efforts to cause such registration statement to become effective and then to remain effective for 180 days or such shorter time as may be reasonably necessary to effect such sales or other disposition of Option Shares. The Optionee has the right to demand two such registrations.

  Neither the Issuer nor the Optionee may assign any of its rights and obligations under the Issuer Option Agreements or the Issuer Option to any other person without the express written consent of the other party, except that, if a Subsequent Triggering Event occurs prior to an Exercise Termination Event, the Optionee, subject to the terms of the Issuer Option Agreement, may assign, in whole or in part, its rights and obligations thereunder, within 90 days (subject to extension as provided in the Issuer Option Agreement) of such Subsequent Triggering Event; provided that, until the date 15 days after the date on which the Federal Reserve Board approves an application by the Optionee to acquire the Issuer Option Shares, the Optionee may not assign its rights under the Issuer Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of the Issuer, (iii) an assignment to a single party for the purpose of conducting a widely dispersed public distribution on the Optionee's behalf, or (iv) any other manner approved by the Federal Reserve Board.

  Certain rights and obligations of the Optionee and the Issuer under the Stock Option Agreements are subject to receipt of required regulatory approvals. For example, the approval of the Federal Reserve Board may be required for the acquisition by Household of the Beneficial Common Stock and the approval of the Office of Thrift Supervision or the Office of the Comptroller of the Currency may be required for the acquisition by Beneficial of the Household Common Stock. See "--Regulatory Matters."

AMENDMENT TO BENEFICIAL RIGHTS AGREEMENT

  Each share of Beneficial Common Stock has attached to it a Beneficial Right issued pursuant to the Beneficial Rights Agreement. In connection with the execution of the Agreement, Beneficial amended the Beneficial Rights Agreement to provide, among other things, that, for so long as the Agreement and the Beneficial Stock Option Agreement remain in effect, any acquisition of shares of Beneficial Common Stock by Household or any of its affiliates upon consummation of the Merger, exercise of the Beneficial Stock Option or otherwise will not result in the ability of any person to exercise any Beneficial Rights under the Beneficial Rights Agreement or enable or require the Beneficial Rights to be separated from the shares of Beneficial Common Stock to which they are attached or to be triggered or become exercisable.

REGULATORY MATTERS

  The Merger is conditioned upon the filing of certain specified applications, notices or registrations, the receipt of certain consents or approvals and the expiration or termination of applicable waiting periods, as specified under the Agreement (the "Requisite Regulatory Approvals"). The Requisite Regulatory Approvals include the approval of the Office of Thrift Supervision (the "OTS") under the Home Owners' Loan Act ("HOLA"). Based upon discussions with appropriate bank regulatory agencies, no additional approvals from federal bank regulatory agencies will be required to consummate the Merger if Household merges Beneficial's commercial bank and its federal savings association into Household's federal savings association. On April 20, 1998, Household applied to the OTS under HOLA to acquire control of Beneficial. Also on April 20, 1998, Household filed an application under the Bank Merger Act to merge Beneficial's commercial bank and its federal savings association into Household's federal savings association (the "Bank Merger"), which will occur immediately after the consummation of the Merger. In the event that the Bank Merger or other necessary disposition of Beneficial's commercial bank subsidiary does not occur, the Merger would be subject to approval of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act (the "BHC Act") and HOLA.

  Other Requisite Regulatory Approvals include filings with and approvals by certain state insurance regulatory authorities and other domestic and foreign regulatory authorities, as specified in the Agreement and described below.

  Bank Regulatory Approvals. Household and Beneficial are both unitary thrift holding companies subject to regulation by the OTS, as a result of each owning a federal savings association. The Merger is subject to approval by the OTS under HOLA. In reviewing the proposed transaction under the applicable statutes, the OTS will consider the financial and managerial resources and future prospects of the existing and proposed organizations and the convenience and needs of the communities to be served. In considering financial and managerial factors, the OTS will assess the degree to which Household is taking appropriate steps to assure that electronic data processing systems and those of their vendors can safely accommodate the upcoming change to the new millennium and plans for ensuring Year 2000 readiness of the resulting organization. In addition, the OTS will evaluate, among other things, the adequacy of the capital of the parties to the transaction.

  The OTS is prohibited from approving any transaction if it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States or if its effect in any section of the United States would be substantially to lessen competition, or to tend to create a monopoly, or result in a restraint of trade, unless the OTS finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

  In addition, under the Community Reinvestment Act of 1977, as amended (the "CRA"), the OTS must take into account the record of performance of each of the depository institution subsidiaries of Household and Beneficial in meeting the credit needs of the entire community of that institution, including low and moderate income neighborhoods. OTS regulations require publication of notice of, and the opportunity for public comment on, the application submitted for approval of the Merger and authorize the OTS to hold a public hearing in connection therewith. Any such hearing or comments provided by third parties could prolong the period during which the application is subject to review by the OTS.

  As noted above, Household also has applied to the OTS for approval of the Bank Merger and, in the event that the Bank Merger or other necessary disposition of Beneficial's commercial bank subsidiary (other than the credit card bank) does not occur, the Merger would be subject to approval of the Board of Governors of the Federal Reserve System under the BHC Act and HOLA.

  United States Consumer Finance and Mortgage Lending Operations. The consumer finance operations currently hold licenses to operate as required by the laws of the states in which they operate. The combined entity will continue to operate under these licenses following the Merger. Pursuant to such licenses and applicable state law, prior approval or post merger notification of applicable state regulators may be required in some or all of the states where Beneficial and Household conduct consumer finance or mortgage lending operations. As of the date of this Joint Proxy Statement-Prospectus, Household and Beneficial had made all required Merger-related filings with respect to such licenses, with required pre-Merger approvals pending in Delaware, Florida, Hawaii, Michigan, New Jersey and New York.

  United States Insurance Operations. The Merger is subject to regulatory approval by the respective insurance regulators in the states of Delaware, New York, and Ohio and as of May 1, 1998, Household had filed all required applications that must be filed with such regulators in connection therewith. The insurance regulators in Delaware held a hearing on Household's application in such state on May 29, 1998. In addition, notice of the Merger was mailed on April 23, 1998 to the insurance regulators of the following states: Kansas, Maryland, Missouri, New Jersey, Pennsylvania and Virginia. In general, these states have 30 days from receipt of notice to object to the Merger or request additional information. No such notices or requests have been received by Household or Beneficial. Several other states may require post-merger change in control notification.

  United Kingdom Operations. Household and Beneficial each have banking operations in the UK that are regulated by the Bank of England. The Bank of England will review an application with respect to the Merger from the perspective of its safety and soundness standards. Household filed a preliminary application with the Bank of England on April 27, 1998 and expects to file a formal application on June 9, 1998. A decision by the Bank of England with respect to Household's filings is expected to be made within several days following such final application.

  On May 18, 1998, the UK Office of Fair Trade approved the Merger with respect to the combined UK operations.

  Republic of Ireland Insurance Operations. Beneficial owns an insurance company in the Republic of Ireland. Such insurance company is regulated by the Minister of Finance and the Department of Enterprise and Employment (Insurance Division). On April 27, 1998, the parties filed a merger notification which will be reviewed for safety and soundness. A decision must be made within three months of the notice.

  Germany. Because certain assets of Beneficial's German consumer banking operations were retained by Beneficial upon sale of that business, a filing was made on April 23, 1998 with the German Federal Cartel Office (the "FCO"). The FCO approved the Merger on May 6, 1998.

  United States Antitrust Review. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated unless certain filings have been submitted to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. On April 17, 1998, Household and Beneficial submitted the required filings to the FTC and the Antitrust Division and on May 14, 1998, Household and Beneficial received notice from the FTC that the applicable waiting period under the HSR Act was terminated.

  Notwithstanding the termination of the applicable waiting period under the HSR Act, at any time before or after the completion of the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or seeking the divestiture of substantial assets of Household or Beneficial. Private parties and state attorneys general may also bring actions under the U.S. antitrust laws under certain circumstances. Although Household and Beneficial believe that the Merger does not violate U.S. antitrust laws, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or if such a challenge is made, that it would not be successful.

  General. There can be no assurance that any governmental agency will approve or take any other required action with respect to the Merger, and, even if such approvals are received or such action is taken, there can be no assurance as to the date of such approvals or action, that such approvals or action will not be conditioned upon matters that would cause the parties to mutually consent to abandon the Merger or that no action will be brought challenging such approvals or action or, if such a challenge is made, the result thereof.

  See "--The Effective Time," "--Conditions to the Merger" and "--Termination of the Agreement."

RESTRICTIONS ON RESALES BY AFFILIATES

  The shares of Household Common Stock issuable to the holders of Beneficial Common Stock and Beneficial Convertible Preferred Stock upon consummation of the Merger have been registered under the Securities Act. Such securities may be traded freely without restriction by those stockholders who are not deemed to be "affiliates" of Household or Beneficial, as that term is defined in the rules promulgated under the Securities Act.

  Shares of Household Common Stock received by those Beneficial Stockholders who are deemed to be "affiliates" of Beneficial at the time of the Beneficial Special Meeting may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Commission guidelines regarding qualifying for the "pooling of interests" method of accounting also limit sales of shares of the acquiring and acquired company by affiliates of either company in a business combination. Commission guidelines also indicate that the "pooling of interests" method of accounting generally will not be challenged on the basis of sales by affiliates of the acquiring or acquired company if such affiliates do not dispose of any of the shares of the corporation they own, or shares of a corporation they receive in connection with a merger, during the period beginning 30 days before the merger is consummated and ending when financial results covering at least 30 days of post-merger operations of the combined companies have been published.

  Beneficial prepared and delivered to Household, prior to mailing of this Joint Proxy Statement-Prospectus, a list (reasonably satisfactory to counsel for Household) identifying each person who, at the time of the Beneficial Stockholders Meeting, may be deemed to be an "affiliate" of Beneficial, as such term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act and for purposes of qualifying the Merger for "pooling of interests" accounting treatment (the "Beneficial Rule 145 Affiliates"). Each person who is identified as a Beneficial Rule 145 Affiliate on such list has delivered to Household a written agreement, in customary form, intended to ensure compliance with the Securities Act and to preserve the ability of the Merger to be accounted for as a pooling of interests.

                  MANAGEMENT AND OPERATIONS AFTER THE MERGER

  Household has agreed to cause Messrs. Caspersen, Gilliam and Clark, to be elected or appointed as directors of Household at the Effective Time and to cause Mr. Farris to be elected or appointed as a director of Household on January 1, 1999, at the commencement of his proposed consulting arrangement referred to below. Mr. Caspersen will be elected Chairman of the Household Board for one year following the Effective Time and thereafter will continue to serve as a director of Household and will enter into a one-year consulting arrangement, and Mr. Gilliam will enter into a two-year consulting arrangement with Household. Mr. Farris, who is expected to continue to serve in his current role until January 1, 1999, will enter into a one-year consulting arrangement to commence on January 1, 1999. Mr. Aldinger will continue as Chief Executive Officer of Household with all other officers and directors of Household retaining their current positions.

  While no assurance can be given, Household and Beneficial, based on information available at this time, expect to achieve annual pre-tax cost savings of approximately $450 million (approximately $300 million after-tax), or approximately 42% of Beneficial's 1997 operating expenses, as a result of the Merger. Based on Household management's current estimates, approximately 90% of the operating cost savings are expected to be achieved on a run-rate basis by the end of 1999 (which estimates as to timing and amount have been modestly refined since the public announcement of the Merger and the time that the analyses were performed by Household's and Beneficial's financial advisors in connection with their respective fairness opinions). These savings should continue to benefit the combined company in future years. The combined company expects to achieve these savings in the areas of corporate overhead, infrastructure leverage, administrative consolidations and consolidating redundant branch facilities. This will include (i) combining corporate staff functions, (ii) combining administrative and sales functions of the UK, insurance and private label credit card businesses, (ii) leveraging the technological capabilities of Household to accelerate Beneficial's planned centralization effort and compliance with Year 2000 issues, (iv) utilizing the existing major facilities of both Household and Beneficial to meet the demands of the combined company's existing business as well as the anticipated growth of this business, and (v) maximizing the efficiency of Beneficial's consumer finance branch network by focusing branch personnel on sales efforts and closing overlapping offices of either Household or Beneficial. The extent to which such cost savings will be achieved is dependent upon various factors, some of which are beyond the control of Household and Beneficial, including regulatory requirements attendant to the consummation of the Merger, the general regulatory environment, economic conditions and unanticipated changes in business conditions and inflation. No assurances can be given with respect to the ultimate level and composition of cost savings to be realized or that such savings will be realized in the time frame currently anticipated. Amounts attributed to potential cost savings have not been included in any of the unaudited pro forma financial information included in this Joint Proxy Statement-Prospectus.

  For additional information regarding management and operations of the combined company, see "INFORMATION ABOUT HOUSEHOLD" and "INFORMATION ABOUT BENEFICIAL."

                      PRICE RANGE OF STOCK AND DIVIDENDS

MARKET PRICES

  Household Common Stock is listed on the NYSE and the CSE under the trading symbol "HI." As of May 28, 1998, Household Common Stock was held of record by approximately 9,962 persons. Beneficial Common Stock is listed on the NYSE under the symbol "BNL." As of May 26, 1998, Beneficial Common Stock was held of record by approximately 12,769 persons. The following tables set forth the high and low sale prices for Household Common Stock, Beneficial Common Stock and Beneficial Convertible Preferred Stock as reported by the NYSE Composite Transactions List for the periods indicated. All Household Common Stock prices have been adjusted for Household's 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998. On February 13, 1998, the last trading day prior to the public announcement that Beneficial was exploring its strategic alternatives, the closing price of the Beneficial Common Stock was $82.25, as reported on the NYSE Composite Transactions List and the closing price of the Beneficial Convertible Preferred Stock was $737.50 per share. On April 6, 1998, the last trading day preceding public announcement of the proposed Merger, the closing price of the Household Common Stock was $48.92 per share (adjusted for the stock split), the closing price of the Beneficial Common Stock was $130.50 per share and the closing price of the Beneficial Convertible Preferred Stock was $1,132.00 per share, each as reported on the NYSE Composite Transactions List. On May 29, 1998, the most recent practicable date prior to the mailing of this Joint Proxy Statement-Prospectus, the closing price of the Household Common Stock was $45.10 per share (adjusted for the stock split), the closing price of the Beneficial Common Stock was $134.00 per share and the closing price of the Beneficial Convertible Preferred Stock was $1,222.00 per share, each as reported on the NYSE Composite Transactions List.

                                                                      HOUSEHOLD
                                                                        SALES
                                                                       PRICES
                                                                     -----------
                                                                     HIGH   LOW
                                                                     ----- -----
      YEAR ENDED DECEMBER 31, 1996:
        First Quarter............................................... 23.83 17.33
        Second Quarter.............................................. 25.50 21.00
        Third Quarter............................................... 27.96 22.83
        Fourth Quarter.............................................. 32.71 27.50
      YEAR ENDED DECEMBER 31, 1997:
        First Quarter............................................... 36.08 28.33
        Second Quarter.............................................. 39.15 26.21
        Third Quarter............................................... 43.33 36.15
        Fourth Quarter.............................................. 43.21 36.13
      YEAR ENDING DECEMBER 31, 1998:
        First Quarter............................................... 49.46 37.71
        Second Quarter (through May 29, 1998)....................... 49.02 41.67

                                                                BENEFICIAL
                                              BENEFICIAL        CONVERTIBLE
                                             COMMON STOCK     PREFERRED STOCK
                                             SALES PRICES      SALES PRICES
                                            --------------- -------------------
                                             HIGH     LOW     HIGH       LOW
                                            ------- ------- --------- ---------
      YEAR ENDED DECEMBER 31, 1996:
        First Quarter......................  58 3/8 43 1/2    504 1/2   419
        Second Quarter.....................  61 1/4 54 1/8    503 1/2   490 1/2
        Third Quarter......................  59 1/2 50 7/8    516       501
        Fourth Quarter.....................  66 1/2 57 1/8    577       527
      YEAR ENDED DECEMBER 31, 1997:
        First Quarter......................  76     61        675       563
        Second Quarter.....................  72 1/4 59 1/2    642       580
        Third Quarter......................  78 1/8 69        682 1/2   645
        Fourth Quarter.....................  84 1/8 73 3/8    740       703
      YEAR ENDING DECEMBER 31, 1998:
        First Quarter...................... 131 1/8 75 7/16 1,132       704
        Second Quarter (through May 29,
         1998)............................. 140 1/8 123     1,222     1,181

DIVIDENDS

  The following table sets forth dividends declared per share of Household Common Stock and Beneficial Common Stock, respectively, for the periods indicated. The dividend information for Household has been adjusted for Household's 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998. The ability of either Household or Beneficial to pay dividends to its respective stockholders is subject to certain restrictions. See "SUPERVISION AND REGULATION OF HOUSEHOLD AND BENEFICIAL."

                                                            HOUSEHOLD BENEFICIAL
                                                            DIVIDENDS DIVIDENDS
                                                            --------- ----------
      YEAR ENDED DECEMBER 31, 1996:
        First Quarter......................................    .11       .47
        Second Quarter.....................................    .11       .47
        Third Quarter......................................    .13       .52
        Fourth Quarter.....................................    .13       .52
      YEAR ENDED DECEMBER 31, 1997:
        First Quarter......................................    .13       .52
        Second Quarter.....................................    .13       .52
        Third Quarter......................................    .14       .57
        Fourth Quarter.....................................    .14       .57
      YEAR ENDING DECEMBER 31, 1998:
        First Quarter......................................    .15       .57
        Second Quarter (through May 29, 1998)..............    .15       .57

  On May 21, 1998, the Beneficial Board declared a regular quarterly cash dividend of $.57 per share payable on June 30, 1998 to holders of record on June 1, 1998. Holders of record of Beneficial Common Stock on such date will be entitled to receive such dividend whether or not the Merger is consummated.

                          INFORMATION ABOUT HOUSEHOLD

GENERAL

  Household is a corporation organized as a holding company under the laws of the State of Delaware in 1981, as a result of a stockholder approved restructuring of Household Finance Corporation, which was established in 1878. Household has as its principal assets the stock of its subsidiaries. Through its subsidiaries, Household primarily provides consumers with several types of loan products. At March 31, 1998, Household employed approximately 14,900 people and serviced approximately 23.2 million customer accounts with $46.3 billion in managed receivables and $25.6 billion in owned receivables. The principal executive offices of Household are located at 2700 Sanders Road, Prospect Heights, Illinois 60070, and its telephone number is (847) 564-5000. Household and its subsidiaries are subject to regulation by various federal and state regulatory authorities. See "SUPERVISION AND REGULATION OF HOUSEHOLD AND BENEFICIAL."

OPERATIONS

  Household is a provider of consumer financial services, primarily offering consumer lending products to "middle-market consumers" in the United States, Canada and the UK. Household offers the following types of consumer loans: home equity loans, auto finance loans, MasterCard/VISA* credit cards, private label credit cards and other unsecured products. Household manages its operations under the following business lines:

  Branch Based Consumer Finance in the United States. Household Finance Corporation operates a branch based consumer finance business. It focuses primarily on revolving and closed-end home equity and unsecured lines of credit, which are offered on both a fixed and floating rate basis. Loan products are marketed primarily through a network of 644 branch lending offices located in 45 states as well as direct mail and telemarketing solicitations. Household Finance Corporation also purchases loans and credit lines originated by other lenders.

  Private Label. Household Retail Services ("HRS") operates a revolving private label credit card business in all 50 states. HRS purchases and services revolving charge accounts originated by merchants. These accounts are established in connection with consumer purchases of electronics, furniture, appliances, home improvement products and other durable merchandise, and are generally without recourse to the originating merchant. HRS also originates closed-end sales contracts and offers credit insurance products. These products are marketed through dealer networks and retail stores, as well as by direct mail. Household's banking subsidiaries also originate private label credit card accounts directly with consumers.

  Credit Cards. MasterCard and Visa credit cards are offered in the United States and Puerto Rico by Household's national credit card banks and its federally chartered savings bank. Corporate and small business credit cards and revolving lines of credit are also offered by the federal savings bank. Household Credit Services, which manages the credit card operations, solicits applications through direct mail, telemarketing and event marketing efforts, as well as on-counter displays. It has developed strategic affinity and co-branding relationships in order to build its MasterCard/VISA business under alliances with industry leaders generating such products as the AFL-CIO's Union Privilege affinity credit card and the co-branded GM Card with General Motors Corporation.

  International. Household's UK operation offers secured and unsecured lines of credit, secured and unsecured closed-end loans and credit cards (including the GM Card from Vauxhall and
--------
*MasterCard and VISA are registered trademarks of MasterCard International, Incorporated and VISA USA, Inc., respectively.

the Goldfish Card, issued in alliance with Centrica Group, the United Kingdom's major natural gas supplier). Such operations are conducted in England, Scotland, Wales and Northern Ireland. Loans are marketed through a branch network consisting of 143 branches, merchants and direct mail.

  Household's Canadian consumer finance business offers home equity and unsecured lines of credit, secured and unsecured closed-end loans and private label credit cards that are marketed through 74 branch offices in 10 provinces, direct mail and telemarketing.

  Auto Finance. Household offers loans to non-prime borrowers secured by automobiles throughout the United States which are marketed principally through dealer networks.

  Credit Insurance. Where applicable laws permit, Household offers credit life, credit accident, health and disability, term and specialty insurance products to its customers. Such products are currently offered in 47 states, Canada and the United Kingdom. Insurance is generally directly written by or reinsured with one or more subsidiaries.

MANAGEMENT AND ADDITIONAL INFORMATION

  Certain information relating to the executive compensation, various benefit plans (including stock option plans), voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to Household is incorporated by reference or set forth in the Household Annual Report on Form 10-K for the year ended December 31, 1997, incorporated herein by reference. Stockholders of Household and Beneficial desiring copies of such documents may contact Household at its address or telephone number indicated under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

MERGER SUB

  Merger Sub, a Delaware corporation, is a wholly-owned subsidiary of Household created for the express purpose of consummating the Merger and has not engaged in any significant business activity and has no material assets or liabilities other than those incident to its formation.

                            SELECTED FINANCIAL DATA

  The following table sets forth selected consolidated financial information of Household at and for the preceding five years ended December 31, 1997. The statement of income and balance sheet data have been derived from Household's audited Consolidated Financial Statements and Notes thereto. The information for the preceding five years ended December 31, 1997 set forth below should be read in conjunction with Household's 1997 Consolidated Financial Statements and Notes thereto, and other financial information incorporated by reference or included in this Prospectus. The selected financial data for Household for the three months ended March 31, 1997 and 1998 are unaudited and should be read in conjunction with Household's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, which is incorporated by reference herein. Operating results for the three months ended March 31, 1998 should not be considered indicative of the results for any future quarters or the year ending December 31, 1998. All Household share information has been adjusted for Household's 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998.

                                HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES
                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
                          ----------------------------------------------------------
                                                                         AT OR FOR
                                                                         THE THREE
                                                                       MONTHS ENDED
                             AT OR FOR THE YEAR ENDED DECEMBER 31,       MARCH 31,
                          -------------------------------------------- -------------
                            1993     1994     1995     1996     1997    1997   1998
                          -------- -------- -------- -------- -------- ------ ------
                                                                        (UNAUDITED)
STATEMENT OF INCOME DATA
Finance income..........  $2,561.4 $2,642.3 $2,878.8 $2,949.9 $3,057.2 $751.6 $771.3
Other interest income...     129.3    131.9    123.4     80.6     36.8    8.3   12.3
Interest expense........   1,149.5  1,242.7  1,557.1  1,520.6  1,503.4  365.1  388.6
                          -------- -------- -------- -------- -------- ------ ------
Net interest margin.....   1,541.2  1,531.5  1,445.1  1,509.9  1,590.6  394.8  395.0
Provision for credit
 losses on owned
 receivables............     735.8    606.8    761.3    759.6  1,042.0  293.4  261.5
                          -------- -------- -------- -------- -------- ------ ------
Net interest margin
 after provision for
 credit losses..........     805.4    924.7    683.8    750.3    548.6  101.4  133.5
                          -------- -------- -------- -------- -------- ------ ------
Securitization income...     436.0    655.5    873.6  1,149.0  1,400.6  330.7  377.8
Insurance revenues......     288.3    282.0    322.1    253.4    276.4   65.4   74.5
Investment income.......     574.0    514.4    470.2    153.2    129.5   33.2   29.6
Fee income..............     292.6    250.5    196.4    240.3    413.3   77.4   99.5
Other income............     172.9    126.7    279.9    232.4    189.3   69.1   14.8
                          -------- -------- -------- -------- -------- ------ ------
Total other revenues....   1,763.8  1,829.1  2,142.2  2,028.3  2,409.1  575.8  596.2
                          -------- -------- -------- -------- -------- ------ ------
Salaries and fringe
 benefits...............     618.9    668.6    555.3    564.3    639.5  147.6  165.2
Occupancy and equipment
 expense................     225.3    243.4    222.1    209.8    207.9   53.9   54.5
Other marketing
 expenses...............     147.5    236.4    249.7    354.4    337.7   81.9   81.1
Other servicing and
 administrative
 expenses...............     506.7    521.7    460.9    455.0    400.2  109.4   85.8
Amortization of acquired
 intangibles and
 goodwill...............      81.0     91.0    109.8    143.7    158.4   36.8   42.4
Policyholders' benefits.     539.1    464.4    474.5    229.1    184.8   47.0   47.7
                          -------- -------- -------- -------- -------- ------ ------
Total costs and
 expenses...............   2,118.5  2,225.5  2,072.3  1,956.3  1,928.5  476.6  476.7
                          -------- -------- -------- -------- -------- ------ ------
Income before income
 taxes..................     450.7    528.3    753.7    822.3  1,029.2  200.6  253.0
Income taxes............     152.0    160.7    300.5    283.7    342.6   69.1   82.7
                          -------- -------- -------- -------- -------- ------ ------
Net income..............  $  298.7 $  367.6 $  453.2 $  538.6 $  686.6 $131.5 $170.3
                          ======== ======== ======== ======== ======== ====== ======
Earnings available to
 common shareholders....  $  270.5 $  340.0 $  426.8 $  521.9 $  674.8 $128.3 $167.4
                          ======== ======== ======== ======== ======== ====== ======
PER COMMON SHARE DATA
Basic earnings per
 share..................  $    .99 $   1.19 $   1.46 $   1.79 $   2.20 $  .44 $  .52
Diluted earnings per
 share..................       .95     1.17     1.44     1.77     2.17    .43    .51
Dividends declared......       .39      .41      .44      .49      .54    .13    .15
Book value..............      7.34     7.59     9.23    10.10    14.05  10.38  14.40

                                     HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES
                                                  (DOLLARS IN MILLIONS)
                          ---------------------------------------------------------------------------
                                                                                    AT OR FOR THE
                                                                                 THREE MONTHS ENDED
                                AT OR FOR THE YEAR ENDED DECEMBER 31,                 MARCH 31,
                          -----------------------------------------------------  --------------------
                            1993       1994       1995       1996       1997       1997       1998
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                     (UNAUDITED)
BALANCE SHEET DATA
Total assets (1):
  Owned.................  $32,961.5  $34,338.4  $29,218.8  $29,594.5  $30,302.6  $28,046.8  $32,896.9
  Managed...............   42,789.3   46,833.5   44,103.4   48,120.9   51,868.4   47,271.5   53,593.3
Managed receivables (2):
  First mortgage........  $ 3,534.1  $ 3,364.2  $ 2,066.9  $   725.6  $   396.6  $   701.9  $   357.6
  Home equity...........    7,880.4    7,940.2    8,810.1    7,985.4   11,059.1    7,957.9   11,453.2
  Auto finance (3)......        --         --         --         --       883.4        --     1,002.4
  MasterCard/VISA.......    8,842.6   11,100.2   13,343.1   18,737.4   18,264.3   17,621.2   18,323.5
  Private label.........    2,949.1    3,433.1    4,446.2    5,587.0    5,707.9    5,688.0    5,639.3
  Other unsecured.......    4,320.8    5,378.2    6,660.8    8,620.2    8,291.3    8,745.1    8,880.9
  Commercial............    2,831.2    1,834.8    1,289.6      937.8      774.2      911.7      683.8
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total managed
 receivables............   30,358.2   33,050.7   36,616.7   42,593.4   45,376.8   41,625.8   46,340.7
Receivables serviced
 with limited recourse..   (9,827.8) (12,495.1) (14,884.6) (18,526.4) (21,565.8) (19,224.7) (20,696.4)
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
Owned receivables.......  $20,530.4  $20,555.6  $21,732.1  $24,067.0  $23,811.0  $22,401.1  $25,644.3
                          =========  =========  =========  =========  =========  =========  =========
Deposits (4)............  $ 7,516.1  $ 8,439.0  $ 4,708.8  $ 2,365.1  $ 1,788.9  $ 2,173.1  $ 1,881.6
Total other debt........   14,755.9   14,646.2   17,887.3   21,230.1   20,930.0   19,723.8   23,066.1
Company obligated
 mandatorily redeemable
 preferred securities of
 subsidiary trusts (5)..        --         --        75.0      175.0      175.0      175.0      375.0
Convertible preferred
 stock..................       19.3        2.6        --         --         --         --         --
Preferred stock.........      320.0      320.0      205.0      205.0      150.0      150.0      150.0
Common shareholders'
 equity (6).............    2,078.3    2,200.4    2,690.9    2,941.2    4,516.2    3,031.1    4,637.3
SELECTED FINANCIAL
 RATIOS
Return on average owned
 assets.................        .91%      1.08%      1.34%      1.82%      2.26%      1.77%      2.14%
Return on average
 managed assets.........        .73        .83        .98       1.17       1.39       1.10       1.29
Return on average common
 shareholders' equity...       14.2       16.0       17.4       18.9       18.2       17.1       14.7
Total shareholders'
 equity as a percent of
 owned assets (7).......       7.28       7.34      10.17      11.22      15.98      11.97      15.69
Total shareholders'
 equity as a percent of
 managed assets (7).....       5.60       5.38       6.74       6.90       9.33       7.10       9.63
Managed net interest
 margin, normalized.....       6.92       6.70       6.48       7.07       7.48       7.35       7.48
Managed consumer net
 chargeoff ratio........       2.91       2.84       2.95       3.35       4.47       4.15       4.82
Managed basis efficiency
 ratio, normalized......       51.8       52.7       46.0       40.8       36.0       38.3       35.6
Common dividends to net
 income.................       36.9       32.1       28.1       26.3       24.7      28.86      28.36

--------
(1) In 1995, Household sold its first mortgage servicing portfolio and servicing business as well as the individual life and annuity product lines of its life insurance business. In 1994, Household sold its Australian subsidiary and retail securities brokerage business.
(2) In 1997, Household acquired the capital stock of Transamerica Financial Services Holding Company ("TFS"). Household paid $1.1 billion for the stock of TFS and repaid about $2.8 billion of TFS debt owed to its affiliates. The acquisition included $3.1 billion of home equity receivables. Household also sold its entire portfolio of student loans totaling about $900 million in 1997, as Household exited this business. In 1996, Household acquired credit card portfolios with outstandings of $4.1 billion and sold $1.7 billion of lower margin loans primarily from the previously divested mortgage and consumer banking businesses.
(3) In October 1997, Household purchased ACC Consumer Finance Corporation, an auto finance company. Prior to the fourth quarter of 1997, auto finance receivables were not significant and were included in other unsecured receivables.

(4) Household sold its domestic consumer banking operations, including deposits of $2.8 billion in 1996 and $3.4 billion in 1995. Household's Canadian subsidiary also sold $725 million in deposits in 1995.
(5) The sole assets of the three trusts are Junior Subordinated Deferrable Interest Notes issued by Household in March 1998, June 1996 and June 1995, bearing interest at 7.25, 8.70 and 8.25 percent, respectively, with principal balances of $206.2, $103.1 and $77.3 million, respectively, and due December 31, 2037, June 30, 2036 and June 30, 2025, respectively.
(6) In 1997, Household issued 27.3 million shares of common stock in a public offering (as adjusted for the stock split), raising about $1.0 billion. The net proceeds were used to repay certain short-term borrowings incurred in connection with the acquisition of TFS.
(7) Total shareholders' equity at March 31, 1998 and 1997 and at December 31, 1997, 1996 and 1995 includes common shareholders' equity, preferred stock and company obligated mandatorily redeemable preferred securities of subsidiary trusts. Total shareholders' equity excludes convertible preferred stock that was fully converted or redeemed during 1995.

                         INFORMATION ABOUT BENEFICIAL

GENERAL INFORMATION AND OPERATIONS

  Beneficial is a holding company, subsidiaries of which are engaged principally in the consumer finance and credit-related insurance businesses. Beneficial was organized under the laws of the State of Delaware in 1929, through the consolidation of three companies which had been operated under the same management. The principal executive office of Beneficial is located at 301 North Walnut Street, Wilmington, Delaware 19801. Its telephone number is
(302) 425-2500.

  Operations conducted by the subsidiaries of Beneficial consist principally of a consumer finance network with over 1,100 offices located in the United States and the United Kingdom; Personal Mortgage Corporation, a direct-response mortgage lending unit, which originates home equity loans chiefly in the Northeast, Middle Atlantic and West Coast regions; Beneficial National Bank USA, a specialized private-label credit card bank located in Delaware; Beneficial Credit Services, which is engaged in sales finance activities; Beneficial National Bank, a full service commercial bank located in Delaware, which is also engaged in making income tax refund anticipation loans; The Central National Life Insurance Company of Omaha and its subsidiary, First Central National Life Insurance Company of New York, which underwrite life and disability consumer credit insurance; Wesco Insurance Company, which provides credit property insurance; BFC Insurance (Life) Limited and BFC Insurance Limited, which are located in Ireland, and underwrite life, accident and health insurance; and Harbour Island Inc. and subsidiaries, which are engaged in real estate development in Tampa, Florida. At March 31, 1998, Beneficial and its subsidiaries employed approximately 9,600 people and serviced approximately 6.6 million customer accounts with $17.2 billion in managed receivables and $14.6 billion in owned receivables.

RECENT DEVELOPMENTS

  On March 2, 1998, Beneficial sold Beneficial Canada Holdings, Inc., its Canadian subsidiary, to Associates Capital Corporation of Canada, a subsidiary of Associates First Capital Corporation. As a result of the sale, Beneficial has no assets remaining in Canada.

  On April 28, 1998, Beneficial sold Beneficial Bank AG, its German subsidiary, to Banque Sofinco, a bank based in Paris, France. As a result of the sale, Beneficial has limited assets in Germany. 1997 results reflect a $27.8 million after-tax ($.51 per share) provision for the loss on disposal.

  On April 23, 1998, Beneficial announced its 1998 first quarter results. The first quarter's results included a $118.5 million after-tax ($2.13 per share) gain on disposal of Beneficial's Canadian consumer finance subsidiary which was partially offset by a $7.7 million ($.14 per share) addition to the tax reserves for certain outstanding tax issues. In addition, the first quarter's results included an earnings decline in the tax refund anticipation loan business of $16.5 million after-tax compared to the first quarter of 1997, reflecting certain limited measures taken by the Internal Revenue Service to delay payment on the returns of selected taxpayers claiming an earned income tax credit.

MANAGEMENT AND ADDITIONAL INFORMATION

  Certain information relating to the executive compensation, various benefit plans (including stock option plans), voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to Beneficial is incorporated by reference or set forth in the Beneficial Annual Report on Form 10-K for the year ended December 31, 1997 (filed March 30, 1998 and amended by Amendment No. 1 on Form 10-K/A, filed April 29, 1998), incorporated herein by reference. Stockholders of Household and Beneficial desiring copies of such documents may contact Beneficial at its address or telephone number indicated under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                            SELECTED FINANCIAL DATA

  The following table sets forth selected consolidated financial information of Beneficial at and for the preceding five years ended December 31, 1997. The statement of income and balance sheet data have been derived from Beneficial's audited Consolidated Financial Statements and Notes thereto. The information for the preceding five years ended December 31, 1997 set forth below should be read in conjunction with Beneficial's 1997 Consolidated Financial Statements and Notes thereto, and other financial information incorporated by reference or included in this Prospectus. The selected financial data for Beneficial for the three months ended March 31, 1997 and 1998 are unaudited and should be read in conjunction with Beneficial's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, which is incorporated by reference herein. Operating results for the three months ended March 31, 1998 should not be considered indicative of the results for any future quarters or the year ending December 31, 1998. Certain amounts in the historical financial statements of Beneficial have been reclassified to conform with Household's historical financial statement presentation.

                                   BENEFICIAL CORPORATION AND SUBSIDIARIES
                                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                          ------------------------------------------------------------
                                                                         AT OR FOR THE
                                                                         THREE MONTHS
                                                                             ENDED
                             AT OR FOR THE YEAR ENDED DECEMBER 31,         MARCH 31,
                          ---------------------------------------------- -------------
                            1993      1994     1995      1996     1997    1997   1998
                          --------  -------- --------  -------- -------- ------ ------
                                                                          (UNAUDITED)
STATEMENT OF INCOME DATA
Finance charges.........  $1,553.9  $1,670.1 $1,913.6  $2,027.3 $2,127.3 $535.4 $562.8
Interest expense........     633.2     673.6    816.2     812.8    855.0  214.7  223.6
                          --------  -------- --------  -------- -------- ------ ------
Net interest margin.....     920.7     996.5  1,097.4   1,214.5  1,272.3  320.7  339.2
Provision for credit
 losses(1)..............     171.8     198.7    280.2     398.8    485.3   93.1  139.8
                          --------  -------- --------  -------- -------- ------ ------
Net interest margin
 after provision for
 credit losses..........     748.9     797.8    817.2     815.7    787.0  227.6  199.4
                          --------  -------- --------  -------- -------- ------ ------
Securitization income...      23.7      63.7    123.6     192.3    237.8   35.5   41.5
Insurance premiums......     116.5     143.7    152.7     168.7    177.8   45.9   45.0
Investment income.......      54.3      61.3     67.8      80.2     56.6   14.9   13.3
Fee income..............      53.5      83.6    101.0     116.2    189.8   44.0   51.8
RAL income..............      70.0      59.2    (14.9)    140.9    105.7   86.1   58.0
Gain on Canadian
 disposal...............       --        --       --        --       --     --   189.4
Other income............      85.6      55.8     54.4      46.3     60.7   10.8   14.9
                          --------  -------- --------  -------- -------- ------ ------
Total other revenues....     403.6     467.3    484.6     744.6    828.4  237.2  413.9
                          --------  -------- --------  -------- -------- ------ ------
Salaries and fringe
 benefits...............     327.1     350.7    384.6     412.6    434.9  105.1  111.0
Occupancy...............      69.5      72.5     75.8      78.1     80.7   19.8   20.7
Other marketing
 expenses...............      40.8      47.1     58.2      77.1    111.9   32.9   21.9
Other servicing and
 administrative
 expenses...............      89.1     111.0    131.8     155.0    177.1   43.5   48.8
Insurance benefits......      75.9      86.5     80.4      82.8     71.1   22.8   15.9
Provision for loss on
 German disposal........       --        --       --        --      58.8    --     --
Provision for credit
 losses on German
 liquidating loan
 portfolio..............       --       38.0     15.0       --       --     --     --
Provision for
 restructuring..........       --        --       9.8       --       --     --     --
Other...................     234.9     233.2    275.8     296.2    307.6   78.3   81.7
                          --------  -------- --------  -------- -------- ------ ------
Total costs and
 expenses...............     837.3     939.0  1,031.4   1,101.8  1,242.1  302.4  300.0
                          --------  -------- --------  -------- -------- ------ ------
Income before income
 taxes(2)...............     315.2     326.1    270.4     458.5    373.3  162.4  313.3
Income taxes............     129.2     148.4    119.9     177.5    119.6   61.7  125.8
                          --------  -------- --------  -------- -------- ------ ------
Income before
 extraordinary loss.....     186.0     177.7    150.5     281.0    253.7  100.7  187.5
Extraordinary loss......      (2.8)      --       --        --       --     --     --
                          --------  -------- --------  -------- -------- ------ ------
Net income(2)...........  $  183.2  $  177.7 $  150.5  $  281.0 $  253.7 $100.7 $187.5
                          ========  ======== ========  ======== ======== ====== ======
PER COMMON SHARE DATA
Earnings per share
 before extraordinary
 loss:
 Basic..................  $   3.49  $   3.33 $   2.77  $   5.19 $   4.68 $ 1.85 $ 3.49
 Diluted................  $   3.43  $   3.26 $   2.71  $   5.05 $   4.54 $ 1.80 $ 3.34
Dividends declared......  $   1.43  $   1.62 $   1.80  $   1.98 $   2.18 $  .52 $  .57
Average common shares
 outstanding............      52.8      53.0     53.7      54.6     54.7   55.3   55.7
Book value..............  $  22.78  $  24.34 $  25.80  $  28.79 $  30.53 $29.68 $34.44

                                         BENEFICIAL CORPORATION AND SUBSIDIARIES
                                                  (DOLLARS IN MILLIONS)
                          ---------------------------------------------------------------------------
                                                                                    AT OR FOR THE
                                                                                 THREE MONTHS ENDED
                                AT OR FOR THE YEAR ENDED DECEMBER 31,                 MARCH 31,
                          -----------------------------------------------------  --------------------
                            1993       1994       1995       1996       1997       1997       1998
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                     (UNAUDITED)
BALANCE SHEET DATA
Total assets:
  Owned.................  $12,916.9  $14,376.6  $15,737.3  $16,931.2  $17,645.1  $17,013.3  $16,618.0
  Managed...............   13,109.4   15,007.0   16,850.8   19,120.2   20,294.6   18,975.2   18,966.7
Managed receivables:
  Real estate secured...  $ 6,900.1  $ 7,489.9  $ 7,750.1  $ 8,256.5  $ 8,818.0  $ 8,296.6  $ 8,754.3
  Personal unsecured....    2,275.2    2,485.9    2,756.1    2,982.9    3,262.4    2,962.8    3,080.8
  Credit cards..........    1,242.6    2,061.7    3,084.0    4,595.8    4,685.4    4,376.2    4,200.6
  Sales finance
   contracts............      696.5      810.4      836.6      926.3      994.3      897.1      962.0
  Commercial............       96.8      105.1      102.9       99.5      182.8      201.9      182.9
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total managed
 receivables............   11,211.2   12,953.0   14,529.7   16,861.0   17,942.9   16,734.6   17,180.6
Receivables serviced
 with limited recourse
 (all real estate
 secured)...............     (192.5)    (630.4)  (1,113.5)  (2,324.8)  (2,912.7)  (2,137.6)  (2,629.8)
                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total owned receivables.  $11,018.7  $12,322.6  $13,416.2  $14,536.2  $15,030.2  $14,597.0  $14,550.8
                          =========  =========  =========  =========  =========  =========  =========
Deposits................  $   616.2  $   654.4  $   642.5  $   635.0  $   555.3  $   575.4  $   509.7
Total other debt........    9,689.2   10,798.7   11,816.4   12,800.4   13,472.3   12,727.5   12,598.3
Preferred stock.........      115.0      114.9      114.8      114.8      114.8      114.8      114.8
Common shareholders'
 equity.................    1,197.2    1,285.4    1,388.2    1,580.0    1,657.5    1,634.0    1,933.2
SELECTED FINANCIAL
 RATIOS
Return on average
 shareholders' equity...      14.76%     12.89%     10.33%     17.38%     14.42%     23.33%     40.02%
Return on average
 assets.................       1.54       1.33       1.03       1.76       1.49       2.35       4.26
Total shareholders'
 equity as a % of owned
 assets.................      10.16       9.74       9.55      10.01      10.04      10.28      12.32
Total shareholders'
 equity as a % of
 managed assets.........      10.01       9.33       8.92       8.86       8.73       9.22      10.80
Managed net interest
 margin (average
 managed)...............       9.60       9.58       9.67       9.69       9.79       9.74      10.04
Net chargeoff ratio (net
 to average, owned
 basis).................       1.42       1.28       1.64       2.26       2.85       2.56       3.26
Efficiency ratio........       57.8       56.6       58.6       52.3       53.5       50.5       37.9
Common dividends to net
 income.................      40.39      47.27      62.79      37.47      45.53      27.71      16.37

--------
(1) 1995 and 1994 do not reflect $15.0 million (.12% of average monthly balances) and $38.0 million (.33% of average monthly balances), respectively, of credit losses related to the German liquidating loan portfolio, which has been shown separately.
(2) 1997 reflects a $27.8 million after-tax ($.51 per share) provision for loss on disposal of Beneficial's German consumer banking subsidiary and $18.7 million ($.34 per share) of after-tax special items relating to additional legal reserves, a writedown of certain real estate investments and costs associated with Beneficial's reengineering efforts. Income before income taxes includes a provision for credit losses related to the German liquidating loan portfolio of $15.0 million ($.28 per share) in 1995 and $38.0 million ($.72 per share) in 1994, and a $5.9 million after-tax ($.11 per share) provision for restructuring in 1995. The first quarter of 1998 includes a $118.5 million after-tax ($2.13 per share) gain on disposal of Beneficial's Canadian consumer finance subsidiary which was partially offset by a $7.7 million ($.14 per share) addition to the tax reserves for certain outstanding tax issues. In addition, the first quarter of 1998 includes an earnings decline in the tax refund anticipation loan business of $16.5 million after-tax compared to the first quarter of 1997, reflecting certain limited measures taken by the Internal Revenue Service to delay payment on the returns of selected taxpayers claiming an earned income tax credit.

            SUPERVISION AND REGULATION OF HOUSEHOLD AND BENEFICIAL

  As consumer finance lenders, Household and Beneficial operate in a highly regulated environment. Both are subject to laws relating to, among other things, discrimination in extending credit, use of credit reports, disclosure of credit terms and costs of credit and correction of billing errors. Consumer branch lending is also subject to certain laws and regulations that limit operations in certain jurisdictions. For example, limitations may be placed on the amount of interest or fees that a loan may bear, the amount that may be borrowed or the types of actions that may be taken to collect or foreclose upon delinquent loans. Household's and Beneficial's consumer branch lending offices are generally licensed in those jurisdictions in which they operate. Such licenses have limited terms but are renewable, and are revocable for cause. Private label operations are conducted through state-licensed companies and credit card banks.

  The banking subsidiaries of both Household and Beneficial are subject to regulation, supervision and periodic examination by certain federal agencies. Regulations limit general investment authorities and the ability to acquire financial institutions, pay dividends and to enter transactions with affiliates. Regulations also govern minimum capital and liquidity levels and permissible activities and investments of subsidiaries of each regulated bank.

  Beneficial is a bank holding company and Household is a savings and loan holding company. As holding companies under the respective federal statutes, both Beneficial and Household are subject to reporting and other regulations of certain federal agencies. Both Beneficial and Household have agreements to maintain capital of their respective savings banks at certain specified levels.

  Household's and Beneficial's insurance businesses are subject to regulation in the jurisdictions in which they operate. Regulations govern, among other things, the types of insurance that may be sold, policy reserve requirements, permissible investments, premiums charged, limitations on dividends payable by an insurance company and standards for dealings with affiliates.

  Operations of the international subsidiaries of Household and Beneficial are subject to regulation in the respective countries in which business is conducted. Household's Canadian operations are subject to federal and provincial regulation of various aspects of operations, including disclosure of contractual terms, collection practices and the rights of creditors. The UK subsidiaries of Household and Beneficial are authorized to do business under the Banking Act of 1987 and are consequently subject to supervision by the Bank of England. The UK subsidiaries are also subject to licensing under the Consumer Credit Act of 1974.

                            HOUSEHOLD CAPITAL STOCK

GENERAL

  The following description of the capital stock of Household is qualified in its entirety by reference to its Restated Certificate of Incorporation, as amended (the "Household Charter"), which has been filed with and is available from the offices of the Commission as referred to under "AVAILABLE INFORMATION."

  On March 10, 1998, the Household Board approved (subject to stockholder approval of an increase in the number of authorized shares) a 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998. On May 13, 1998, Household's stockholders approved an amendment to the Household Charter, which increased the number of authorized shares of Household Common Stock from 250,000,000 to 750,000,000. On March 10, 1998 the Household Board also approved an increase in the annual dividend to be paid on shares of Household Common Stock to $1.80 per share (on a pre-split basis). The increase was effective with the dividend paid on April 15, 1998 to stockholders of record as of the close of business March 31, 1998.

  The Household Charter authorizes the issuance of 758,155,004 shares of capital stock of which 8,155,004 shares are designated preferred stock, without par value ("Household Preferred Stock"), and 750,000,000 shares of Household Common Stock. Although 8,155,004 shares of preferred stock are authorized, 3,454,635 shares are reserved in the Household Charter for a series of convertible preferred stock that was issued in 1981, all of which shares have been converted to Household Common Stock, redeemed or repurchased by Household. As of May 28, 1998, of the remaining 4,700,369 authorized shares of preferred stock, 900,000 shares were issued and outstanding or reserved for issuance as follows: 50,000 shares of 8 1/4% Cumulative Preferred Stock, Series 1992-A ("Household 1992 Preferred") and 100,000 shares of 7.35% Cumulative Preferred Stock, Series 1993-A ("Household 1993 Preferred") were issued and outstanding and 750,000 shares of Series A Junior Participating Preferred Stock ("Household Junior Preferred") were reserved for issuance. As of May 28, 1998, 322,004,763 shares of Household Common Stock were issued and outstanding (as adjusted for Household's 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998). All outstanding shares of Household Common Stock and Household Preferred Stock are fully paid and non-assessable.

HOUSEHOLD PREFERRED STOCK

  The Household Preferred Stock may be issued from time to time in one or more series as authorized by the Household Board or a duly authorized committee of the Household Board. The Household Board has adopted a resolution creating an Offering Committee of the Board with the power to authorize the issuance and sale of one or more series of Household Preferred Stock ("Household Preferred Shares") and to determine the particular designations, powers, preferences and relative, participating, optional or other special rights (other than voting rights which will be fixed by the Household Board) and qualifications, limitations or restrictions of the Household Preferred Shares. The following description sets forth certain general terms and provisions of the Household Preferred Stock.

  Dividends. Holders of shares of Household Preferred Stock are entitled to receive, when and as declared by the Household Board out of any funds legally available for that purpose, dividends in cash at such respective rates, payable on such dates in each year and in respect of such dividend periods, as stated in the Household Charter or applicable Certificate of Designation, Preferences and Rights of Household for each series of Household Preferred Stock, before any dividends may be declared or paid or set apart for payment upon Household Common Stock. No dividend may be declared or paid on any series of Household Preferred Stock unless at the same time a dividend in like proportion to the respectively designated dividend rates will be declared or paid on each other series of Household Preferred Stock then issued and outstanding ranking prior to or on a parity with such particular series with respect to the payment of dividends. Dividends may be either cumulative or non-cumulative.

  Liquidation Preference. In the event of dissolution, liquidation or winding up of Household, whether voluntary or involuntary, holders of Household Preferred Stock of each series (if any shares thereof are then issued and outstanding) will be entitled to payment of the applicable liquidation price or prices, out of the available assets of Household, after payment to Household's creditors but in preference to the holders of the Household Common Stock. The Household Charter provides that a consolidation, merger or sale by Household of its assets as an entirety or substantially as an entirety will not be deemed to be a liquidation, dissolution or winding up of Household.

  Redemption. No Household Preferred Stock or Household Common Stock may be purchased by Household if any dividends on any shares of Household Preferred Stock are in arrears, and no Household Preferred Stock may be redeemed in such case unless all shares of issued and outstanding

Household Preferred Stock are redeemed, except as set forth in the Certificate of Designation, Preferences and Rights of the Household 5% Preferred Stock, Household $4.50 Preferred Stock and the Household $4.30 Preferred Stock each to be issued to holders of the Other Beneficial Preferred Stock in connection with the Merger.

  Voting Rights. Voting rights of the holders of Household Preferred Stock are non-cumulative. Holders of Household Preferred Stock have such voting rights as are set forth in the Household Charter or applicable Certificate of Designation, Preferences and Rights of Household or as otherwise provided for by law.

  The Household Charter provides that, without the vote or consent of the holders of at least two-thirds of the outstanding shares of all series of Household Preferred Stock (except for a series of Household Preferred Stock in which the right is expressly withheld) voting as a single class, Household may not (i) consolidate or merge with another corporation or corporations or sell its assets as an entirety or substantially as an entirety; (ii) issue any shares of Household Preferred Stock of any series if the cumulative dividends payable on shares of any series of outstanding Household Preferred Stock are in arrears; (iii) adopt any amendment to the Household Charter which adversely alters the preferences, powers and special rights of the Household Preferred Stock, provided, however, that if any such amendment would adversely alter any preference, power or special right of one or more but not all of the series of the Household Preferred Stock, then only the vote or consent of the outstanding shares of all series of the Household Preferred Stock so affected, voting as one class, will be required; or (iv) increase the authorized amount of the Household Preferred Stock, or create or issue any class of stock ranking prior to or on a parity with the Household Preferred Stock, or any series thereof, as to the payment of dividends or the distribution of assets. In addition, the holders of the outstanding shares of all series of Household Preferred Stock (except for a series of Household Preferred Stock in which the right is expressly withheld) will be entitled to elect one-third of the members of the Household Board out of the number fixed by Household's Bylaws in the event Household fails to declare and pay any four quarterly cumulative dividends, whether consecutive or not, on any series of the Household Preferred Stock and will be entitled to elect a majority of said directors should any eight quarterly cumulative dividends, whether consecutive or not, be unpaid. Any such right to elect members of the Household Board will continue until all unpaid dividends upon all series of the Household Preferred Stock will have been paid in full.

  Under current provisions of the DGCL, the holders of issued and outstanding Household Preferred Stock are entitled to vote as a class upon a proposed amendment to the Household Charter (whether or not entitled to vote thereon by the Household Charter), with the consent of a majority of said class being required to increase or decrease the aggregate number of authorized shares of Household Preferred Stock, increase or decrease the par value of shares of Household Preferred Stock, or alter or change the powers, preferences or special rights of the Household Preferred Stock as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of Household Preferred Stock as to affect them adversely, but would not affect the entire class of Household Preferred Stock, then only the shares of the series so affected by the amendment would be considered a separate class for the purpose of determining who is entitled to vote on the proposed amendment.

  Preemptive Rights. Holders of Household Preferred Stock have no preemptive rights to purchase any securities of Household.

DESCRIPTION OF AUTHORIZED SERIES OF HOUSEHOLD PREFERRED STOCK

  The following summary descriptions of the authorized series of Household Preferred Stock are qualified in their entirety by reference to the Household Charter (including the respective Certificates of Designation, Preferences and Rights of Household relating to such series).

HOUSEHOLD 1992 PREFERRED AND HOUSEHOLD 1993 PREFERRED

  General. The Household 1992 Preferred and Household 1993 Preferred rank on a parity as to the payment of dividends and distribution of assets of Household upon the voluntary or involuntary liquidation, dissolution, or winding up of Household.

  Household 1992 Preferred. Holders of the Household 1992 Preferred are entitled to receive quarterly cumulative dividends at an annual rate of $82.50 per share. All dividends on the Household 1992 Preferred have been paid to date. In the event of the liquidation, dissolution or winding up of Household, whether voluntary or involuntary, holders of the Household 1992 Preferred are entitled to receive $1,000 per share plus accrued and unpaid dividends. The Household 1992 Preferred is not redeemable prior to October 15, 2002. The Household 1992 Preferred is redeemable, at the option of Household, in whole or in part, from time to time on or after October 15, 2002, at $1,000 per share plus an amount equal to accrued and unpaid dividends. The Household 1992 Preferred is not entitled to the benefits of any sinking fund.

  Household 1993 Preferred. Holders of the Household 1993 Preferred are entitled to receive quarterly cumulative dividends at an annual rate of $73.50 per share. All dividends on the Household 1993 Preferred have been paid to date. In the event of the liquidation, dissolution or winding up of Household, whether voluntary or involuntary, holders of the Household 1993 Preferred are entitled to receive $1,000 per share plus accrued and unpaid dividends. The Household 1993 Preferred is not redeemable prior to October 15, 1998. The Household 1993 Preferred is redeemable, at the option of Household, in whole or in part, from time to time on or after October 15, 1998, at $1,000 per share plus an amount equal to accrued and unpaid dividends. The Household 1993 Preferred is not entitled to the benefits of any sinking fund.

  Voting Rights. The Household 1992 Preferred and Household 1993 Preferred have the right, voting as a class with each other and any other series of Household Preferred Stock ranking on a parity thereto as to the payment of dividends or the distribution of assets and upon which like voting rights have been conferred and are exercisable, to elect two members of the Household Board at the meeting of stockholders called for such purpose after six quarterly cumulative dividends on such Preferred Stock, whether consecutive or not, will be in arrears. The right of such holders of Household Preferred Stock to elect said members to the Household Board will continue until such time as all dividends accrued on such stock will have been paid in full, at which time such right will terminate.

  On any item with respect to which the holders of the Household 1992 Preferred and Household 1993 Preferred are entitled to vote, such holders will be entitled to one vote for each share held.

  Conversion Rights. The holders of the Household 1992 Preferred and Household 1993 Preferred do not have any rights to convert the shares thereof into shares of any other class or series of capital stock (or any other security) of Household.

HOUSEHOLD 5% PREFERRED STOCK, HOUSEHOLD $4.50 PREFERRED STOCK AND HOUSEHOLD $4.30 PREFERRED STOCK

  The shares of Household 5% Preferred Stock, Household $4.50 Preferred Stock and Household $4.30 Preferred Stock, as described below, will be substantially similar to the shares of Beneficial 5% Preferred Stock, Beneficial $4.50 Preferred Stock and Beneficial $4.30 Preferred Stock, respectively, except that all will be entitled to one vote per share. The shares of Household 5% Preferred Stock, Household $4.50 Preferred Stock and Household $4.30 Preferred Stock will rank on parity with each other and the shares of Household 1992 Preferred Stock and Household 1993 Preferred Stock as to dividends and upon liquidation. Upon consummation of the Merger, each share of Beneficial 5% Preferred Stock, Beneficial $4.50 Preferred Stock and Beneficial $4.30 Preferred Stock will be converted into the right to receive one share of Household 5% Preferred Stock, Household $4.50 Preferred Stock and Household $4.30 Preferred Stock, respectively. See "THE MERGER--Exchange of Certificates; Fractional Shares." The forms of Certificate of Designations, Preferences and Rights setting forth the rights, the designations and preferences of the Household 5% Preferred Stock, Household $4.50 Preferred Stock and Household $4.30 Preferred Stock are set forth as exhibits to the Registration Statement, and the following summary of the terms of the Household 5% Preferred Stock, Household $4.50 Preferred Stock and Household $4.30 Preferred Stock is qualified in its entirety by reference to such exhibits. See "AVAILABLE INFORMATION."

  Dividends. The holders of Household 5% Preferred Stock and Household $4.50 Preferred Stock, in preference to the holders of Household Common Stock, will be entitled to receive, as and when declared by the Household Board, dividends at the rate of 5% per share each year and $4.50 per share each year, respectively, payable semi-annually on the last days of June and December in each year. The holders of Household $4.30 Preferred Stock, in preference to the holders of Household Common Stock, will be entitled to receive, as and when declared by the Household Board, dividends at $4.30 per share each year, payable semi-annually on the last days of March and September in each year. Such preferential dividends will accrue from the first day of the semi-annual dividend period in which such shares will be issued, and will be cumulative so that if dividends in respect of any dividend period at the rate of 5% per share each year, $4.50 per share each year and $4.30 per share each year, as the case may be, will not have been paid upon or declared and set apart for the Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, the deficiency will be fully paid or declared and set apart before any dividend will be paid upon or declared or set apart for the Household Common Stock. Preferential dividends on the Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, will be deemed to accrue from day to day. A dividend period will begin on the day following each dividend payment date set forth above and end on the next succeeding dividend payment date.

  Liquidation Preference. The Household 5% Preferred Stock, Household $4.50 Preferred Stock and Household $4.30 Preferred Stock will be preferred as to assets over the Household Common Stock, so that in the event of the voluntary or involuntary liquidation, dissolution or winding up of Household the holders of Household 5% Preferred Stock, Household $4.50 Preferred Stock and Household $4.30 Preferred Stock will be entitled to have set apart for them, or to be paid, out of the assets of Household before any distribution is made to or set apart for the holders of Household Common Stock an amount in cash equal to and in no event more than $50.00 per share, $100 per share and $100 per share, respectively, plus a sum equal to accrued and unpaid dividend thereon, whether or not earned or declared.

  Optional Redemption. (a) At the option of Household, by vote of the Household Board, the Household 5% Preferred Stock, Household $4.50 Preferred Stock and Household $4.30 Preferred Stock may be redeemed as a whole or in part at any time or from time to time at a redemption price equal to $50.00 per share, $103 per share, $100 per share, plus an amount equal to accrued and unpaid dividends thereon to the date fixed for redemption, whether or not earned or declared, and no more. If less than all of the outstanding shares of Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, are to be redeemed the shares to be redeemed will be determined by lot in such usual manner and subject to such regulations as the Household Board in its sole discretion will prescribe.

  (b) At least 30 days prior to the date fixed for the redemption of shares of the Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, a written notice will be mailed to each holder of record of shares of Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, to be redeemed in a postage prepaid envelope addressed to such holder at his post office address as shown on the records of Household, notifying such holder of the election of Household to redeem such shares, stating the date fixed for redemption thereof (hereinafter referred to as the redemption date), and calling upon such holder to surrender to Household on the redemption date at the place designated in such notice his certificate or certificates representing the number of shares specified in such notice of redemption.

  (c) On or after the redemption date each holder of shares of Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, to be redeemed will present and surrender his certificate or certificates for such shares to Household at the place designated in such notice and thereupon the redemption price of such shares will be paid to or on the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate will be canceled.

  (d) In case less than all the shares represented by any such certificate are redeemed a new certificate will be issued representing the unredeemed shares.

  (e) From and after the redemption date (unless default will be made by Household in payment of the redemption price) all dividends on the shares of Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, designated for redemption in such notice will cease to accrue, and all rights of the holders thereof as stockholders of Household, except the right to receive the redemption price thereof upon the surrender of certificates representing the same, will cease and determine and such shares will not thereafter be transferred (except with the consent of Household) on the books of Household, and such shares will not be deemed to be outstanding for any purpose whatsoever.

  (f) At its election Household prior to the redemption date may deposit the redemption price of the shares of Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, so called for redemption in trust for the holders thereof with a bank or trust company (having a capital and surplus of not less than $1,000,000) in the City of Wilmington, Delaware or in the Borough of Manhattan, City and State of New York or in any other city in which Household at the time will maintain a transfer agency with respect to such stock, in which case such redemption notice will state the date of such deposit, will specify the office of such bank or trust company as the place of payment of the redemption price, and will call upon such holders to surrender the certificates representing such shares at such place on or after the date fixed in such redemption notice (which will not be later than the redemption date) against payment of the redemption price. From and after the making of such deposit, the shares of Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, so designated for redemption will not be deemed to be outstanding for any purpose whatsoever, and the rights of the holders of such shares will be limited to the right to receive the redemption price of such shares, without interest, upon surrender of the certificates representing the same to Household at the office of such bank or trust company.

  (g) Any moneys so deposited which will remain unclaimed by the holders of such Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, at the end of six years after the redemption date will be returned by such bank or trust company to Household after which the holders of the Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, will have no further interest in such moneys.

  Voting Rights. (a) Each share of Household 5% Preferred Stock, Household $4.50 Preferred Stock and Household $4.30 Preferred Stock will be entitled to one vote on each matter submitted to a vote of the stockholders Household and will vote as a single class with the stockholders of Household. In addition, in case at any time three or more full semi-annual dividends (whether consecutive or not) on

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

the Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, will be in arrears, then during the period commencing with such time and ending with the time when all arrears in dividends on the Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, will have been paid and the full dividend on the Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, for the then current semi-annual dividend period will have been declared and paid or set aside for payment, at any meeting of the stockholders of Household held for the election of directors during that period, the holders of the Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, present in person or represented by proxy at said meeting will be entitled, as a class, to the exclusion of the holders of all other classes of stock of Household, to elect two directors of Household, each share of Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, entitling the holder thereof to one vote.

  (b) Any director who will have been elected by holders of Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, or by any director so elected as herein contemplated, may be removed at any time during such period, either for or without cause, by, and only by, the affirmative votes of the holders of record of a majority of the outstanding shares of Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, given at a special meeting of such stockholders called for the purpose, and any vacancy thereby created may be filled during such period by the holders of Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, present in person or represented by proxy at such meeting. Any director to be elected by the Household Board to replace a director elected by holders of Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, or elected by a director as in this sentence provided will be elected by the remaining director theretofore elected by the holders of Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be. At the end of such voting period the holders of Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, will be automatically divested of all voting power vested in them as described in this paragraph (b) but subject always to the subsequent vesting hereunder of voting power in the holders of Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock, as the case may be, in the event of any similar default or defaults thereafter.

  (c) While any of the Household 5% Preferred Stock, Household $4.50 Preferred Stock or Household $4.30 Preferred Stock remains outstanding, Household shall not alter or change the preferences, special rights or powers of such series so as to adversely affect the holders of such series without the affirmative consent of the holders of at least two-thirds ( 2/3rds) of the aggregate number of shares of such series then outstanding.

HOUSEHOLD JUNIOR PREFERRED

  Issuance. Currently, there are no shares of Household Junior Preferred issued or outstanding. Household Rights to purchase shares or fractions thereof of the Household Junior Preferred have been distributed to holders of Household Common Stock. Each Household Right entitles the registered holder to purchase from Household one three-thousandth of a share of the Household Junior Preferred at a price of $100 per one three-thousandth of a share, as adjusted for Household's 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998 and subject to further adjustment in the event of any future dividend of shares of Household Common Stock or any subdivision, combination, reclassification or change of the Household Common Stock. The designation and terms of the Household Rights are set forth in a Rights Agreement ("Household Rights Agreement") between Household and Harris Trust and Savings Bank, as Rights Agent, a copy of which has been filed with and is available from the offices of the Commission as referred to under "AVAILABLE INFORMATION."

  The Household Rights are not exercisable until the "Distribution Date," which will be the date which is ten days following (i) a public announcement that a person or group of affiliated or associated

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

persons acquired 15% or more of the outstanding shares of Household Common Stock or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer for 15% or more of the outstanding shares of Household Common Stock. The Household Rights will expire on July 31, 2006, unless the expiration date is extended or the Household Rights are earlier redeemed or exchanged by Household, in each case, as described below.

  In the event that Household is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to a person or a group, the Household Rights Agreement provides that each holder of a Household Right will receive, upon the payment of the then current exercise price of the Household Right, that number of shares of the common stock of the surviving company which at the time of such transaction would have a market value of two times the exercise price of the Household Right. In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of Household Common Stock, proper provision will be made so that each holder of a Household Right, other than Rights beneficially owned by such person or group (which will thereafter be void), will thereafter have the right to receive upon exercise that number shares of Household Common Stock having a market value of two times the exercise price of the Right.

  At any time prior to the public announcement that a person or group of affiliated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Household Common Stock, Household may redeem the Household Rights in whole, but not in part, at a price of $.0033 per Right (as adjusted for Household's stock split) ("Redemption Price"). The redemption of the Household Rights may be made effective at such time on such basis with such conditions as the Household, in its sole discretion, may establish. Immediately upon the action of the Household Board electing to redeem the Household Rights, the right to exercise the Household Rights will terminate and the only right of the holders of Household Rights will be to receive the Redemption Price.

  Dividends. The holders of the Household Junior Preferred will be entitled to receive, when, as and if declared by the Household Board out of funds legally available for that purpose, quarterly dividends payable in cash commencing after such shares or a fraction thereof are issued. Quarterly dividends will be in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1 or (b) subject to adjustment as described below, 3,000 times (as adjusted for Household's stock split) the aggregate per share amount of all cash dividends and 3,000 times (as adjusted for Household's stock split) the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of Household Common Stock or a subdivision, combination or reclassification thereof, declared on Household Common Stock since the immediately preceding quarterly dividend payment date or the date of the first issuance of the Household Junior Preferred if the first dividend date has not yet occurred. In the event Household will at any time declare or pay any future dividend on Household Common Stock payable in shares of Household Common Stock, or effect a subdivision, combination or reclassification of the outstanding shares of Household Common Stock into a greater or lesser number of shares of Household Common Stock, then in each such case the amount of dividends to which holders of Household Junior Preferred are entitled to will be adjusted.

  Dividends will begin to accrue and be cumulative on the Household Junior Preferred from the dividend date next preceding the date of issue unless that date of issue is prior to the date for the first dividend date, in which case dividends will accrue and be cumulative from the date of issue. Dividends paid on shares of Household Junior Preferred in an amount less than the total amount of such dividends at the time accrued and payable on such shares will be allocated pro rata on a share-by-share basis among all such shares at the time outstanding.

  Conversion, Sinking Fund Redemption. The Household Junior Preferred will not have any rights to convert to any other security issued by Household and such shares are not redeemable at the option of Household. In addition, there is no sinking fund for the Household Junior Preferred.

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

  Voting Rights. The Household Junior Preferred generally votes together with Household Common Stock as one class. Each share of Household Junior Preferred is entitled to 3,000 votes (as adjusted for Household's stock split) on all matters submitted to a vote of the Household Stockholders. In the event Household declares or pays any dividend on its Household Common Stock payable in shares of Household Common Stock, or subdivides, combines or reclassifies its shares of Household Common Stock into a greater or less number of shares of Household Common Stock, then the number of votes per share of the Household Junior Preferred will be adjusted. Additionally, the Household Junior Preferred will have the right (as described under "HOUSEHOLD CAPITAL STOCK-- Preferred Stock--Voting Rights") to vote, together with all other outstanding series of Household Preferred Stock for which such voting right has not been expressly withheld, to elect directors in the event dividends on any series of Household Preferred Stock are in arrears. In addition, the Household Charter will not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Household Junior Preferred so as to affect the Household Junior Preferred adversely without the affirmative vote of the holders of two-thirds or more of the outstanding shares of Household Junior Preferred, voting together as a single class. The Certificate of Designation, Preferences and Rights of the Household Junior Preferred expressly withholds all other special voting rights to which holders of Household Preferred Stock are entitled, except for voting rights otherwise provided by law.

  Liquidation Preference. No distribution will be made on any shares of stock ranking junior to the Household Junior Preferred upon any voluntary liquidation, dissolution or winding up of Household unless the holders of the Household Junior Preferred have received the greater of (i) $3,000 per share plus accrued and unpaid dividends or (ii) 3,000 times the aggregate amount to be distributed per share to holders of Household Common Stock (each as adjusted for Household's stock split). This liquidation amount will be further adjusted in the event Household declares a stock split of Household Common Stock or pays any dividend on Household Common Stock payable in shares of Household Common Stock, or effects a subdivision, combination or reclassification of Household Common Stock into a greater or lesser number of shares. In the event the assets of Household are insufficient to satisfy the liquidation preference of the Household Junior Preferred, the Household Junior Preferred will share ratably with each series of Household Preferred Stock ranking on a parity (as to dividends or liquidation) with the Household Junior Preferred.

  In the event of any merger, consolidation or other transaction in which shares of Household Common Stock are exchanged, each share of Household Junior Preferred Stock will be entitled to receive 3,000 times (as adjusted for Household's stock split) the amount received per share of Household Common Stock. These rights are protected by customary anti-dilution provisions.

HOUSEHOLD COMMON STOCK

  Holders of Household Common Stock are entitled to receive dividends out of any funds legally available for that purpose as and if declared by the Household Board, subject to the prior dividend rights of Household Preferred Stock.

  Subject to certain voting rights of the Household Preferred Stock described elsewhere herein, the holders of shares of Household Common Stock are entitled to vote at all meetings of the stockholders and are entitled to one vote for each share of Household Common Stock held.

  The issued and outstanding shares of Household Common Stock are fully paid and non-assessable. The holders of Household Common Stock are not entitled to preemptive rights or conversion or redemption rights. The Household Common Stock does not have cumulative voting rights in the election of directors.

  In the event of the voluntary dissolution, liquidation or winding up of Household, holders of Household Common Stock will be entitled to receive, pro rata, after satisfaction in full of the prior rights of creditors and holders of Household Preferred Stock, all of the remaining assets of Household available for distribution.

HOUSEHOLD PREFERRED SHARE PURCHASE RIGHTS

  In July 1996, Household entered into the Household Rights Agreement. The Household Rights Agreement is intended to address the threat of certain types of takeover activity deemed abusive and unfair to stockholders and to assure that all stockholders receive fair and equal treatment in the event of an unsolicited takeover of Household. The Household Rights Agreement also enhances the bargaining position of the Household Board in negotiating on behalf of stockholders with potential acquirors of Household. The Household Rights Agreement provides that attached to each share of Household Common Stock is one right to purchase from Household one three-thousandth of a share of Household Junior Preferred at a price of $100 per one three-thousandth of a share, as adjusted for Household's stock split and subject to further adjustment. See "--Household Junior Preferred."

DIVIDENDS

  Household is principally a holding company whose primary source of funds is cash received from its subsidiaries, primarily in the form of dividends and borrowings under intercorporate agreements. Dividend distributions to Household from its savings and loan, banking and insurance subsidiaries may be restricted by federal and state laws and regulations. Dividend distributions from its foreign subsidiaries may also be restricted by exchange controls of the country in which the subsidiary is located. Also, as a holding company the rights of any creditors or stockholders of Household to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that Household may itself be a creditor with recognized claims against the subsidiary. Nevertheless, there are no restrictions that currently materially limit Household's ability to make payments to its creditors or to pay dividends on the Household Preferred Stock or Household Common Stock at current levels nor are there any restrictions which Household reasonably believes are likely to limit materially such payments in the future.

SPECIAL CHARTER PROVISIONS

  The Household Charter contains provisions, in accordance with Section 102(b)(7) of DGCL, eliminating the personal liability of a director to Household or its stockholders for money damages for breach of fiduciary duty as a director, provided that the liability of a director may not be eliminated or limited (i) for any breach of the directors' duty of loyalty to Household or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

                              DISSENTERS' RIGHTS

  Neither the stockholders of Household nor the stockholders of Beneficial will have appraisal rights under the DGCL, or any other statute, with respect to the Merger.

                                 LEGAL OPINION

  The legality of the Household Stock to be issued in connection with the Merger will be passed upon by John W. Blenke, Vice President--Corporate Law and Assistant Secretary for Household. As of the date of this Joint Proxy Statement-Prospectus, Mr. Blenke is a full-time employee and an officer of Household and owns and holds options to purchase shares of Household Common Stock.

                                    EXPERTS

  The consolidated financial statements of Household incorporated in this Joint Proxy Statement-Prospectus by reference to the Household Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Arthur Andersen LLP, independent accountants as indicated in their reports with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said reports.

  The consolidated financial statements and the related financial statement schedule incorporated in this Joint Proxy Statement-Prospectus by reference from the Beneficial Annual Report on Form 10-K for the year ended December 31, 1997 and amended by Amendment No. 1 on Form 10-K/A have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  Representatives of Arthur Andersen LLP are expected to be present at the Household Special Meeting, and representatives of Deloitte & Touche LLP are expected to be present at the Beneficial Special Meeting. In each case, such representatives will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

                             STOCKHOLDER PROPOSALS

  Stockholders of Household may submit proposals to be considered for shareholder action at the 1999 Annual Meeting of Stockholders of Household if they do so in accordance with applicable regulations of the Commission. Any such proposals must be submitted to the Secretary of Household no later than November 28, 1998, in order to be considered for inclusion in the Household 1999 proxy materials.

  In view of the pendency of the Merger, Beneficial has postponed its 1998 Annual Meeting of Stockholders. Beneficial will hold a 1998 Annual Meeting of Stockholders only if the Merger is not consummated for any reason. In the event that such a meeting is held, any proposals of stockholders intended to be presented at the 1998 Annual Meeting must be received by the Secretary of Beneficial at a reasonable time before the mailing of Beneficial's proxy materials for such annual meeting in order to be considered for inclusion in such proxy materials.

                                 OTHER MATTERS

  Other than administrative matters in connection with the conduct of the meeting, no other matters that will be in order at the Special Meetings other than as described in this Joint Proxy Statement-Prospectus. If any other matters shall properly come before either Special Meeting or any adjournments or postponements thereof and be voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The persons named as proxies intend to vote or not to vote in accordance with the recommendation of the respective managements of Beneficial and Household.

         UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

  The following unaudited pro forma condensed combined financial information and explanatory notes are presented to show the impact on the historical financial position and results of operations of Household of the Merger under the "pooling of interests" method of accounting. The unaudited pro forma condensed combined financial information combines the historical financial information of Household and Beneficial at March 31, 1998, for the three months ended March 31, 1998 and 1997, and for each of the three years ended December 31, 1997. All Household share information has been adjusted for Household's 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998.

  The pro forma condensed combined financial information for the three months ended March 31, 1998 and 1997 and for each of the three years ended December 31, 1997 is based on and derived from, and should be read in conjunction with,
(a) the historical consolidated financial statements and the related notes thereto of Household, and (b) the historical consolidated financial statements and the related notes thereto of Beneficial, which are incorporated by reference herein. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

                  PRO FORMA CONDENSED COMBINED BALANCE SHEET

                               AT MARCH 31, 1998
                                  (UNAUDITED)
                       (IN MILLIONS, EXCEPT SHARE DATA)

                               HOUSEHOLD     BENEFICIAL  ADJUSTMENTS   PRO FORMA
                               ---------     ----------  -----------   ---------
ASSETS
  Cash.......................  $   195.1     $   224.6                 $   419.7
  Investment securities......    2,625.5         903.4                   3,528.9
  Receivables, net...........   25,672.1      13,996.5                  39,668.6
  Acquired intangibles and
   goodwill, net.............    1,894.7          50.6                   1,945.3
  Properties and equipment,
   net.......................      279.6         233.0     $(127.0)(c)     385.6
  Real estate owned..........      139.6          75.1                     214.7
  Other assets...............    2,090.3       1,134.8      (159.0)(c)   3,066.1
                               ---------     ---------     -------     ---------
      Total assets...........  $32,896.9     $16,618.0     $(286.0)    $49,228.9
                               =========     =========     =======     =========
LIABILITIES AND SHAREHOLDERS'
 EQUITY
  Debt:
    Deposits.................  $ 1,881.6     $   509.7                 $ 2,391.3
    Commercial paper, bank
     and other borrowings....    6,769.0       3,935.6                  10,704.6
    Senior and senior subor-
     dinated debt (with orig-
     inal maturities over one
     year)...................   16,297.1       8,662.7                  24,959.8
                               ---------     ---------                 ---------
      Total debt.............   24,947.7      13,108.0                  38,055.7
  Insurance policy and claim
   reserves..................    1,140.5         569.2                   1,709.7
  Other liabilities..........    1,646.4         892.8     $ 465.0 (c)   3,004.2
                               ---------     ---------     -------     ---------
      Total liabilities......   27,734.6      14,570.0       465.0      42,769.6
  Company obligated
   mandatorily redeemable
   preferred securities of
   subsidiary trusts (b).....      375.0                                   375.0
  Preferred stock............      150.0         114.8        (0.3)(a)     264.5
  Common shareholders'
   equity:
    Common stock.............      373.0 (d)      54.4         1.4 (a)     428.8
    Additional paid-in capi-
     tal.....................    1,283.5 (d)     349.7        (1.1)(a)   1,632.1
    Retained earnings........    3,701.3       1,551.4      (751.0)(c)   4,501.7
    Foreign currency transla-
     tion adjustments........     (129.1)        (27.4)                   (156.5)
    Unrealized gain on in-
     vestments, net..........        7.6           5.1                      12.7
    Less common stock in
     treasury................     (599.0)                                 (599.0)
                               ---------     ---------     -------     ---------
      Total common
       shareholders' equity..    4,637.3       1,933.2      (750.7)      5,819.8
                               ---------     ---------     -------     ---------
      Total liabilities and
       shareholders' equity..  $32,896.9     $16,618.0     $(286.0)    $49,228.9
                               =========     =========     =======     =========

--------
(a) The pro forma amount (including the deemed conversion of the Beneficial Convertible Preferred Stock at the time of the Merger) assumes 167,262,834 shares of Household Common Stock are issued in the Merger, based on the exchange ratio of 3.0666 shares of Household Common Stock for each share of Beneficial Common Stock outstanding as of March 31, 1998 (after giving effect to the deemed conversion of all outstanding shares of Beneficial Convertible Preferred Stock). The actual number of shares of Household Common Stock to be issued will be determined at the time the Merger is consummated, based upon the number of shares of Beneficial Common Stock and Beneficial Convertible Preferred Stock then outstanding.
(b) The sole assets of the three trusts are Junior Subordinated Deferrable Interest Notes issued by Household in March 1998, June 1996 and June 1995, bearing interest at 7.25, 8.70 and 8.25 percent, respectively, with principal balances of $206.2, $103.1 and $77.3 million, respectively, and due December 31, 2037, June 30, 2036 and June 30, 2025, respectively.
(c) Reflects the effect of the Merger and integration costs. See Note 2.
(d) Common stock and additional paid-in capital for Household have been adjusted for Household's 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998.

See Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

                HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

               PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                                  (UNAUDITED)
                     (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                 HOUSEHOLD BENEFICIAL PRO FORMA
                                                 --------- ---------- ---------
Finance and other interest income...............  $783.6     $562.8   $1,346.4
Interest expense................................   388.6      223.6      612.2
                                                  ------     ------   --------
Net interest margin.............................   395.0      339.2      734.2
Provision for credit losses on owned
 receivables....................................   261.5      139.8      401.3
                                                  ------     ------   --------
Net interest margin after provision for credit
 losses.........................................   133.5      199.4      332.9
                                                  ------     ------   --------
Total other revenues............................   596.2      413.9    1,010.1
                                                  ------     ------   --------
Total costs and expenses........................   476.7      300.0      776.7
                                                  ------     ------   --------
Income before income taxes......................   253.0      313.3      566.3
Income taxes....................................    82.7      125.8      208.5
                                                  ------     ------   --------
Net income......................................  $170.3     $187.5   $  357.8
                                                  ======     ======   ========
Net income......................................  $170.3     $187.5   $  357.8
Preferred dividends.............................    (2.9)      (1.3)      (4.2)
                                                  ------     ------   --------
Earnings available to common shareholders.......  $167.4     $186.2   $  353.6
                                                  ======     ======   ========
Basic weighted average common shares
 outstanding....................................   321.7       53.4      485.5
                                                  ======     ======   ========
Diluted weighted average common shares
 outstanding....................................   326.2       55.7      497.0
                                                  ======     ======   ========
Basic earnings per common share (a).............  $ 0.52     $ 3.49   $   0.73
                                                  ======     ======   ========
Diluted earnings per common share (a)...........  $ 0.51     $ 3.34   $   0.71
                                                  ======     ======   ========

--------
(a) The calculation of basic and diluted earnings per common share for the pro forma financial statements uses the applicable weighted average number of outstanding shares of Household Common Stock and Beneficial Common Stock adjusted to equivalent shares of Household Common Stock.


See Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

                HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

               PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                                  (UNAUDITED)
                     (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                 HOUSEHOLD BENEFICIAL PRO FORMA
                                                 --------- ---------- ---------
Finance and other interest income...............  $759.9     $535.4   $1,295.3
Interest expense................................   365.1      214.7      579.8
                                                  ------     ------   --------
Net interest margin.............................   394.8      320.7      715.5
Provision for credit losses on owned
 receivables....................................   293.4       93.1      386.5
                                                  ------     ------   --------
Net interest margin after provision for credit
 losses.........................................   101.4      227.6      329.0
                                                  ------     ------   --------
Total other revenues............................   575.8      237.2      813.0
                                                  ------     ------   --------
Total costs and expenses........................   476.6      302.4      779.0
                                                  ------     ------   --------
Income before income taxes......................   200.6      162.4      363.0
Income taxes....................................    69.1       61.7      130.8
                                                  ------     ------   --------
Net income......................................  $131.5     $100.7   $  232.2
                                                  ======     ======   ========
Net income......................................  $131.5     $100.7   $  232.2
Preferred dividends.............................    (3.2)      (1.3)      (4.5)
                                                  ------     ------   --------
Earnings available to common shareholders.......  $128.3     $ 99.4   $  227.7
                                                  ======     ======   ========
Basic weighted average common shares
 outstanding....................................   291.6       53.6      456.0
                                                  ======     ======   ========
Diluted weighted average common shares
 outstanding....................................   295.9       55.3      465.5
                                                  ======     ======   ========
Basic earnings per common share (a).............  $ 0.44     $ 1.85   $   0.50
                                                  ======     ======   ========
Diluted earnings per common share (a)...........  $ 0.43     $ 1.80   $   0.49
                                                  ======     ======   ========

--------
(a) The calculation of basic and diluted earnings per common share for the pro forma financial statements uses the applicable weighted average number of outstanding shares of Household Common Stock and Beneficial Common Stock adjusted to equivalent shares of Household Common Stock.


See Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

                HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

               PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                     FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)
                     (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                 HOUSEHOLD  BENEFICIAL PRO FORMA
                                                 ---------  ---------- ---------
Finance and other interest income............... $3,094.0    $2,127.3  $5,221.3
Interest expense................................  1,503.4       855.0   2,358.4
                                                 --------    --------  --------
Net interest margin.............................  1,590.6     1,272.3   2,862.9
Provision for credit losses on owned
 receivables....................................  1,042.0       485.3   1,527.3
                                                 --------    --------  --------
Net interest margin after provision for credit
 losses.........................................    548.6       787.0   1,335.6
                                                 --------    --------  --------
Total other revenues............................  2,409.1       828.4   3,237.5
                                                 --------    --------  --------
Total costs and expenses........................  1,928.5     1,183.3   3,111.8
                                                 --------    --------  --------
Provision for loss on German disposal...........      --         58.8      58.8
                                                 --------    --------  --------
Income before income taxes......................  1,029.2       373.3   1,402.5
Income taxes....................................    342.6       119.6     462.2
                                                 --------    --------  --------
Net income...................................... $  686.6    $  253.7  $  940.3
                                                 ========    ========  ========
Net income...................................... $  686.6    $  253.7  $  940.3
Preferred dividends.............................    (11.8)       (5.2)    (17.0)
                                                 --------    --------  --------
Earnings available to common shareholders....... $  674.8    $  248.5  $  923.3
                                                 ========    ========  ========
Basic weighted average common shares
 outstanding....................................    307.1        53.0     469.6
                                                 ========    ========  ========
Diluted weighted average common shares
 outstanding....................................    311.4        54.7     479.1
                                                 ========    ========  ========
Basic earnings per common share (a)............. $   2.20    $   4.68  $   1.97
                                                 ========    ========  ========
Diluted earnings per common share (a)........... $   2.17    $   4.54  $   1.93
                                                 ========    ========  ========

--------
(a) The calculation of basic and diluted earnings per common share for the pro forma financial statements uses the applicable weighted average number of outstanding shares of Household Common Stock and Beneficial Common Stock adjusted to equivalent shares of Household Common Stock.


See Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

                HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

               PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                     FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)
                     (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                 HOUSEHOLD  BENEFICIAL PRO FORMA
                                                 ---------  ---------- ---------
Finance and other interest income............... $3,030.5    $2,027.3  $5,057.8
Interest expense................................  1,520.6       812.8   2,333.4
                                                 --------    --------  --------
Net interest margin.............................  1,509.9     1,214.5   2,724.4
Provision for credit losses on owned
 receivables....................................    759.6       398.8   1,158.4
                                                 --------    --------  --------
Net interest margin after provision for credit
 losses.........................................    750.3       815.7   1,566.0
                                                 --------    --------  --------
Total other revenues............................  2,028.3       744.6   2,772.9
                                                 --------    --------  --------
Total costs and expenses........................  1,956.3     1,101.8   3,058.1
                                                 --------    --------  --------
Income before income taxes......................    822.3       458.5   1,280.8
Income taxes....................................    283.7       177.5     461.2
                                                 --------    --------  --------
Net income...................................... $  538.6    $  281.0  $  819.6
                                                 ========    ========  ========
Net income...................................... $  538.6    $  281.0  $  819.6
Preferred dividends.............................    (16.7)       (5.2)    (21.9)
                                                 --------    --------  --------
Earnings available to common shareholders....... $  521.9    $  275.8  $  797.7
                                                 ========    ========  ========
Basic weighted average common shares
 outstanding....................................    291.2        53.1     454.0
                                                 ========    ========  ========
Diluted weighted average common shares
 outstanding....................................    294.9        54.6     462.3
                                                 ========    ========  ========
Basic earnings per common share (a)............. $   1.79    $   5.19  $   1.76
                                                 ========    ========  ========
Diluted earnings per common share (a)........... $   1.77    $   5.05  $   1.73
                                                 ========    ========  ========

--------
(a) The calculation of basic and diluted earnings per common share for the pro forma financial statements uses the applicable weighted average number of outstanding shares of Household Common Stock and Beneficial Common Stock adjusted to equivalent shares of Household Common Stock.


  See Notes to the Unaudited Pro Forma Condensed Combined Financial
  Information.

                HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

               PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                     FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)
                     (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                         PRO
                                                 HOUSEHOLD  BENEFICIAL  FORMA
                                                 ---------  ---------- --------
Finance and other interest income............... $3,002.2    $1,913.6  $4,915.8
Interest expense................................  1,557.1       816.2   2,373.3
                                                 --------    --------  --------
Net interest margin.............................  1,445.1     1,097.4   2,542.5
Provision for credit losses on owned
 receivables....................................    761.3       280.2   1,041.5
                                                 --------    --------  --------
Net interest margin after provision for credit
 losses.........................................    683.8       817.2   1,501.0
                                                 --------    --------  --------
Total other revenues............................  2,142.2       484.6   2,626.8
                                                 --------    --------  --------
Total costs and expenses........................  2,072.3     1,006.6   3,078.9
                                                 --------    --------  --------
Provision for restructuring and other...........      --         24.8      24.8
                                                 --------    --------  --------
Income before income taxes......................    753.7       270.4   1,024.1
Income taxes....................................    300.5       119.9     420.4
                                                 --------    --------  --------
Net income...................................... $  453.2    $  150.5  $  603.7
                                                 ========    ========  ========
Net income...................................... $  453.2    $  150.5  $  603.7
Preferred dividends.............................    (26.4)       (5.2)    (31.6)
                                                 --------    --------  --------
Earnings available to common shareholders....... $  426.8    $  145.3  $  572.1
                                                 ========    ========  ========
Basic weighted average common shares
 outstanding....................................    292.4        52.5     453.4
                                                 ========    ========  ========
Diluted weighted average common shares
 outstanding....................................    297.3        53.7     462.0
                                                 ========    ========  ========
Basic earnings per common share (a)............. $   1.46    $   2.77  $   1.26
                                                 ========    ========  ========
Diluted earnings per common share (a)........... $   1.44    $   2.71  $   1.24
                                                 ========    ========  ========

--------
(a) The calculation of basic and diluted earnings per common share for the pro forma financial statements uses the applicable weighted average number of outstanding shares of Household Common Stock and Beneficial Common Stock adjusted to equivalent shares of Household Common Stock.


  See Notes to the Unaudited Pro Forma Condensed Combined Financial
  Information.

                       NOTES TO THE UNAUDITED PRO FORMA

                   CONDENSED COMBINED FINANCIAL INFORMATION

NOTE 1. BASIS OF PRESENTATION

  The unaudited pro forma condensed combined financial information reflects the Merger using the "pooling of interests" method of accounting and is based on the historical consolidated financial statements of Household and Beneficial. The Unaudited Pro Forma Condensed Combined Balance Sheet assumes that the Merger was consummated on March 31, 1998. The Unaudited Pro Forma Condensed Combined Statements of Income give effect to the Merger as if it occurred on January 1, 1995.

  The pro forma adjustments represent management's best estimate based on available information at this time. Actual adjustments may differ from those reflected in the unaudited pro forma condensed combined financial information. Household and Beneficial are still in the process of reviewing their respective accounting policies relative to those followed by the other entity. As a result of this review, it might be necessary to restate certain amounts in Household's or Beneficial's financial statements to conform to those accounting policies that are most appropriate. At this time, it is not expected that conformance of such accounting policies will have a material impact on the pro forma condensed combined financial statements.

  All share information has been adjusted for Household's 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998.

  Certain amounts in the historical financial statements of Beneficial have been reclassified to conform with Household's historical financial statement presentation.

  The unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements and the related notes thereto of each of Household and Beneficial incorporated by reference herein.

NOTE 2. MERGER AND INTEGRATION RELATED COSTS

  In connection with the Merger, Household intends to merge corporate functions, sell Beneficial's commercial bank business, sell or combine overlapping branches, sell or merge Beneficial's mortgage operations into Household's, close Beneficial's UK headquarters and merge Beneficial's UK operations into Household's existing UK business.

  Household expects to incur pre-tax Merger and integration related costs of approximately $1 billion ($751 million after-tax). These costs include approximately $284 million in lease exit costs, $161 million in fixed asset write-offs related to closed facilities, $240 million in severance and change in control payments, $140 million in asset writedowns to reflect modified business plans, $66 million in investment banking fees, $34 million in legal and other expenses, and $75 million in prepayment premiums related to debt.

  The estimated Merger and integration related costs include approximately $286 million in non-cash charges. Cash payments of approximately $714 million will be funded through Household's existing operations and commercial paper and other borrowings. In addition, Household expects to receive tax benefits of approximately $249 million. Substantially all of the cash payments are expected to be made by the end of 1998.

                       NOTES TO THE UNAUDITED PRO FORMA

  These amounts, including the related tax effect, have been reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 1998 and are not reflected in the Unaudited Pro Forma Condensed Combined Statements of Income as they are not expected to have a continuing impact on the combined company.

NOTE 3. OPERATING COSTS SAVINGS

  The combined company expects to achieve substantial annual pre-tax cost savings of approximately $450 million (approximately $300 million after-tax) through the elimination of redundant staff functions and corporate overhead, consolidation of product lines, data processing and back office functions, and the elimination of certain duplicate or excess office facilities. Based on Household management's current estimates, approximately 90% of the operating cost savings are expected to be achieved on a run-rate basis by the end of 1999 (which estimates as to timing and amount have been modestly refined since the public announcement of the Merger and the time that the analyses were performed by Household's and Beneficial's financial advisors in connection with their respective fairness opinions). These savings should continue to benefit the combined company in future years. No adjustment has been included in the unaudited pro forma financial information for the anticipated operating cost savings. There can be no assurance that the anticipated cost savings will be in the expected amounts or at the times anticipated. See "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION."

NOTE 4. SHAREHOLDERS' EQUITY

  In connection with the Merger, Household will exchange 3.0666 shares of Household Common Stock for each share of Beneficial Common Stock. Beneficial had 54,543,414 shares of common stock outstanding (assuming conversion of the Beneficial Convertible Preferred Stock) as of March 31, 1998. Treasury stock of Beneficial is included as a deduction from common stock and additional paid-in capital and is not presented separately within shareholders' equity. Pro forma combined retained earnings reflect the adjustments for anticipated Merger and integration costs as described above.

                             INDEX OF DEFINED TERMS

                                                                           PAGE
                                                                            NO.
                                                                           -----
Acquisition Transaction...................................................    57
Ad Hoc Committee..........................................................    26
Agreement................................................................. cover
Antitrust Division........................................................    62
Associates................................................................    40
Average Closing Price.....................................................     9
Bank Merger...............................................................    60
Beneficial................................................................ cover
Beneficial $4.30 Preferred Stock.......................................... cover
Beneficial $4.50 Preferred Stock.......................................... cover
Beneficial 5% Preferred Stock............................................. cover
Beneficial Board..........................................................     7
Beneficial Certificates...................................................    43
Beneficial Charter........................................................    23
Beneficial Common Stock................................................... cover
Beneficial Comparable Companies...........................................    39
Beneficial Convertible Preferred Stock.................................... cover
Beneficial Financial Advisors.............................................     7
Beneficial Option.........................................................    10
Beneficial Option Shares..................................................    56
Beneficial Record Date....................................................     6
Beneficial Right.......................................................... cover
Beneficial Rights Agreement............................................... cover
Beneficial Rule 145 Affiliates............................................    63
Beneficial Special Meeting................................................ cover
Beneficial Stockholder Approval...........................................     6
Beneficial Stock Option Agreement.........................................    10
Beneficial Stock Option Plans.............................................    25
Beneficial Stock Options..................................................    25
BHC Act...................................................................    60
BNL Canada................................................................    37
BNL Germany...............................................................    37
broker non-votes..........................................................    20
Capital One...............................................................    40
CIT.......................................................................    40
Closing Tax Opinion.......................................................    50
Code......................................................................     7
Commission................................................................     1
Comparable Companies......................................................    33
Continuation Period.......................................................    54
CRA.......................................................................    61
CSE.......................................................................    12
Determination Date........................................................     9
DGCL......................................................................    11
Distribution Date.........................................................    81
Effective Date............................................................     8
Effective Time............................................................ cover
EPS.......................................................................    35
Exchange Act..............................................................     1

                                                                           PAGE
                                                                            NO.
                                                                           -----
Exchange Fund.............................................................    43
Exchange Ratio............................................................ cover
Exercise Termination Event................................................    58
FCO.......................................................................    62
Filing Tax Opinion........................................................    51
FINOVA....................................................................    40
Foundation................................................................    55
FTC.......................................................................    62
GAAP......................................................................     9
Goldman Sachs.............................................................     7
Harris....................................................................    20
HOLA......................................................................    60
Holder....................................................................    57
Household................................................................. cover
Household $4.30 Preferred Stock........................................... cover
Household $4.50 Preferred Stock........................................... cover
Household 1992 Preferred..................................................    76
Household 1993 Preferred..................................................    76
Household 5% Preferred Stock.............................................. cover
Household Board...........................................................     7
Household Charter.........................................................    75
Household Common Stock.................................................... cover
Household Common Stockholders.............................................     4
Household Junior Preferred................................................    76
Household Matter..........................................................     5
Household Option..........................................................    10
Household Option Shares...................................................    56
Household Preferred Shares................................................    76
Household Preferred Stock.................................................    76
Household Proposal........................................................    27
Household Record Date.....................................................     5
Household Rights Agreement................................................    81
Household Special Meeting................................................. cover
Household Stock........................................................... cover
Household Stockholder Approval............................................     5
Household Stock Option Agreement..........................................    10
HRS.......................................................................    67
HSR Act...................................................................    62
IBES......................................................................    28
Initial Triggering Event..................................................    57
Injunction................................................................    47
IRS.......................................................................    51
Issuer....................................................................    56
Issuer Common Stock.......................................................    56
Issuer Option.............................................................    56
Issuer Option Repurchase Price............................................    58
Issuer Option Share Repurchase Price......................................    58
Issuer Option Shares......................................................    56
Key Plan..................................................................    54

                                                                           PAGE
                                                                            NO.
                                                                           -----
LTM.......................................................................    40
market/offer price........................................................    58
MBNA......................................................................    40
Merger.................................................................... cover
Merger Consideration......................................................     8
Merger Sub................................................................ cover
Merrill Lynch.............................................................     7
Merrill Lynch Opinion.....................................................    37
Morgan Stanley............................................................     7
New Household Preferred Stock............................................. cover
New Option................................................................    25
Notional Price............................................................    38
Notional Total Profit.....................................................    59
NYSE...................................................................... cover
Optionee..................................................................    56
Options...................................................................    10
Other Beneficial Preferred Stock..........................................    23
OTS.......................................................................    60
Owner.....................................................................    58
P/E.......................................................................    40
Providian.................................................................    40

                                                                           PAGE
                                                                            NO.
                                                                           -----
Redemption Price..........................................................    82
Registration Statement....................................................     1
Repurchase Event..........................................................    59
Requisite Regulatory Approvals............................................    60
Securities Act............................................................     1
Selected Bank/Thrift Transactions.........................................    40
Selected Transactions.....................................................    40
Severance Agreement.......................................................    54
Special Meetings.......................................................... cover
Stock Option Agreements...................................................    10
Subsequent Triggering Event...............................................    58
Substitute Option.........................................................    59
Surviving Corporation..................................................... cover
Synergies.................................................................    36
Tax Opinions..............................................................    51
Termination Event.........................................................     9
TFS.......................................................................    70
Total Profit..............................................................    59
TRIP......................................................................    20
UK........................................................................    14
Voting Beneficial Stockholders............................................     4

                                                                     APPENDIX A

                                                                 CONFORMED COPY
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                         AGREEMENT AND PLAN OF MERGER

                                     AMONG

                        HOUSEHOLD INTERNATIONAL, INC.,

                     HOUSEHOLD ACQUISITION CORPORATION II

                                      AND

                            BENEFICIAL CORPORATION

                           DATED AS OF APRIL 7, 1998


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
                                   ARTICLE I

                                  DEFINITIONS

Section  1.1  Definitions................................................. A-1

                                   ARTICLE II

                                   THE MERGER

Section  2.1  The Merger.................................................. A-6
Section  2.2  Closing..................................................... A-6
Section  2.3  Effective Time of the Merger................................ A-6
Section  2.4  Certificate of Incorporation................................ A-6
Section  2.5  By-Laws..................................................... A-6
Section  2.6  Directors................................................... A-6
Section  2.7  Officers.................................................... A-7
Section  2.8  Effects of the Merger....................................... A-7
Section  2.9  Tax Treatment............................................... A-7
Section  2.10 Accounting Treatment........................................ A-7

                                  ARTICLE III

                            EFFECT ON CAPITAL STOCK

Section  3.1  Effect on Company Capital Stock............................. A-7
Section  3.2  Exchange of Certificates Representing Shares................ A-8
Section  3.3  Dividends, Etc.............................................. A-9
Section  3.4  No Fractional Shares........................................ A-10
Section  3.5  Termination of Exchange Fund................................ A-10
Section  3.6  Investment of Exchange Fund................................. A-10
Section  3.7  Closing of Company Transfer Books........................... A-10
Section  3.8  Employee Stock Options...................................... A-10

                                   ARTICLE IV

       DISCLOSURE SCHEDULES; STANDARDS FOR REPRESENTATIONS AND WARRANTIES

Section  4.1  Disclosure Schedules........................................ A-11
Section  4.2  Standards................................................... A-11

                                   ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section  5.1  Organization................................................ A-12
Section  5.2  Capitalization.............................................. A-12
Section  5.3  Authority Relative to this Agreement........................ A-13
Section  5.4  Consents and Approvals; No Violations....................... A-13
Section  5.5  Reports and Financial Statements............................ A-14
Section  5.6  Absence of Certain Changes or Events........................ A-15
Section  5.7  Litigation.................................................. A-15
Section  5.8  Information in Disclosure Documents and Registration
 Statement................................................................ A-16
Section  5.9  Compliance with Applicable Law.............................. A-16
Section  5.10 ERISA Compliance............................................ A-17
Section  5.11 Opinion of Financial Advisor................................ A-17

                                                                           PAGE
                                                                           ----
Section  5.12 Vote Required..............................................  A-17
Section  5.13 Takeover Statutes, Etc.....................................  A-17
Section  5.14 Agreements with Regulatory Agencies........................  A-18
Section  5.15 Taxes......................................................  A-18
Section  5.16 Accounting for the Merger..................................  A-18
Section  5.17 Brokers....................................................  A-19
Section  5.18 Interest Rate and Foreign Exchange Contracts...............  A-19

                                   ARTICLE VI

                   REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Section  6.1  Organization...............................................  A-19
Section  6.2  Capitalization.............................................  A-19
Section  6.3  Authority Relative to this Agreement.......................  A-20
Section  6.4  Consents and Approvals; No Violations......................  A-20
Section  6.5  Reports and Financial Statements...........................  A-21
Section  6.6  Absence of Certain Changes or Events.......................  A-21
Section  6.7  Litigation.................................................  A-22
Section  6.8  Information in Disclosure Documents and Registration
 Statement...............................................................  A-22
Section  6.9  Compliance with Applicable Law.............................  A-22
Section  6.10 Brokers....................................................  A-22
Section  6.11 Ownership of Company Common Stock; Affiliates and
 Associates..............................................................  A-23
Section  6.12 Agreements with Regulatory Agencies........................  A-23
Section  6.13 Vote Required..............................................  A-23
Section  6.14 Taxes......................................................  A-23
Section  6.15 Accounting for the Merger..................................  A-23

                                  ARTICLE VII

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

Section  7.1  Conduct of Business by the Company.........................  A-24
Section  7.2  Conduct of Business by Acquiror............................  A-25
Section  7.3  Other Actions..............................................  A-26
Section  7.4  Advice of Changes..........................................  A-26

                                  ARTICLE VIII

                             ADDITIONAL AGREEMENTS

Section  8.1  No Solicitation............................................  A-26
Section  8.2  Preparation of the Registration Statement and the Merger
             Proxy Statement; Company and Acquiror Stockholders Meetings.  A-27
Section  8.3  Access and Information; Confidentiality....................  A-27
Section  8.4  Comfort Letters............................................  A-27
Section  8.5  Listing Application........................................  A-28
Section  8.6  Affiliates.................................................  A-28
Section  8.7  Governmental Authorizations................................  A-28
Section  8.8  Employee Matters...........................................  A-28
Section  8.9  Continuance of Existing Indemnification Rights.............  A-30
Section  8.10 Expenses...................................................  A-31
Section  8.11 Certain Other Matters......................................  A-31
Section  8.12 Beneficial Foundation; Certain Charitable Contributions....  A-31
Section  8.13 Public Announcements.......................................  A-31

                                                                            PAGE
                                                                            ----
Section  8.14 Reasonable Best Efforts...................................... A-32
Section  8.15 Regulatory Filings........................................... A-32
Section  8.16 Tax Treatment; Pooling of Interests.......................... A-32

                                   ARTICLE IX

                    CONDITIONS TO CONSUMMATION OF THE MERGER

Section  9.1  Conditions to Each Party's Obligation to Effect the Merger... A-32
Section  9.2  Conditions to Obligations of Acquiror........................ A-33
Section  9.3  Conditions to Obligations of the Company..................... A-33

                                   ARTICLE X

                       TERMINATION, AMENDMENT AND WAIVER

Section 10.1  Termination.................................................. A-34
Section 10.2  Effect of Termination........................................ A-36
Section 10.3  Amendment.................................................... A-36
Section 10.4  Extension; Waiver............................................ A-36

                                   ARTICLE XI

                               GENERAL PROVISIONS

Section 11.1  Survival of Representations and Warranties................... A-37
Section 11.2  Notices...................................................... A-37
Section 11.3  Descriptive Headings......................................... A-37
Section 11.4  Entire Agreement; No Third-Party Beneficiary................. A-37
Section 11.5  Interpretation............................................... A-38
Section 11.6  Severability................................................. A-38
Section 11.7  Assignment................................................... A-38
Section 11.8  Governing Law................................................ A-38
Section 11.9  Specific Performance......................................... A-38
Section 11.10 Counterparts................................................. A-38

                         AGREEMENT AND PLAN OF MERGER

  AGREEMENT AND PLAN OF MERGER, dated as of April 7, 1998 (this "Agreement"), among Household International, Inc., a Delaware corporation ("Acquiror"), Household Acquisition Corporation II, a Delaware corporation and a wholly owned subsidiary of Acquiror ("HAC"), and Beneficial Corporation, a Delaware corporation (the "Company").

  WHEREAS, the Boards of Directors of Acquiror, HAC and the Company deem it advisable and in the best interests of their respective companies and their stockholders that HAC merge with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth herein, and such Boards of Directors have approved the Merger;

  WHEREAS, the Company and Acquiror desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger;

  WHEREAS, in connection with the execution of this Agreement, the Company and Acquiror will enter into a stock option agreement, with the Company, as issuer, and Acquiror, as grantee (the "Company Stock Option Agreement"), in the form attached hereto as Exhibit A; and

  WHEREAS, in connection with the execution of this Agreement, Acquiror and the Company will enter into a stock option agreement, with Acquiror, as issuer, and the Company, as grantee (the "Acquiror Stock Option Agreement"), in the form attached hereto as Exhibit B.

  NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

  Section 1.1 Definitions. As used in this Agreement, the following terms shall have the following meanings, the definitions to be applicable to both the singular and plural forms of each term defined to the extent that such forms of such terms are used in this Agreement.

  "Acquiror" shall have the meaning ascribed to it in the Preamble.

  "Acquiror Common Stock" shall have the meaning ascribed to it in Section
3.1(a).

  "Acquiror Disclosure Schedule" shall have the meaning ascribed to it in
Section 4.1.

  "Acquiror Licenses" shall have the meaning ascribed to it in Section 6.9.

  "Acquiror New Preferred Stock" shall have the meaning ascribed to it in
Section 3.1(c).

  "Acquiror Preferred Stock" shall mean the preferred stock, without par value, of Acquiror.

  "Acquiror Ratio" shall have the meaning ascribed to it in Section 10.1(g).

  "Acquiror Regulatory Agreement" shall have the meaning ascribed to it in
Section 6.12.

  "Acquiror SEC Reports" shall have the meaning ascribed to it in Section
6.5(b).

  "Acquiror Stock Option Agreement" shall have the meaning ascribed to it in the Preamble.

  "Acquiror Stock Option Plans" shall have the meaning ascribed to it in
Section 6.2.

  "Acquiror Stock Options" shall have the meaning ascribed to it in Section
6.2.

  "Acquiror Stockholder Approval" shall have the meaning ascribed to it in
Section 6.3.

  "Acquiror Stockholders Meeting" shall have the meaning ascribed to it in
Section 6.3.

  "Acquisition Proposal" shall mean any proposal made by a third party, other than the Acquiror, to acquire, directly or indirectly, (i) more than 10% of the shares and/or voting power of the Company Common Stock then outstanding pursuant to a merger, consolidation or other business combination, purchase of shares, tender offer or exchange offer or similar transaction, including, without limitation, any single or multi-step transaction or series of related transactions or (ii) all or a substantial portion of the business or assets of the Company and its subsidiaries.

  "Affiliate" shall mean, as to any Person (as hereinafter defined), any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. The term "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise.

  "Agreement" shall have the meaning ascribed to it in the Preamble.

  "Average Closing Price" shall have the meaning ascribed to it in Section 10.1(g).

  "Bank Merger Act" shall mean 12 U.S.C. (S) 1467a(S).

  "BHC Act" shall mean the Bank Holding Company Act of 1956, as amended.

  "Certificate of Incorporation" have the meaning ascribed to it in Section
2.4.

  "Certificate of Merger" shall have the meaning ascribed to it in Section
2.3.

  "Change in Bank Control Act" shall mean 12 U.S.C. (S) 1817(j).

  "Claim" shall have the meaning ascribed to it in Section 8.9(a).

  "Closing" shall have the meaning ascribed to it in Section 2.2.

  "Closing Date" shall have the meaning ascribed to it in Section 2.2.

  "Code" shall mean the Internal Revenue Code of 1986, as amended.

  "Commonly Controlled Entity" shall have the meaning ascribed to it in
Section 5.10(a).

  "Company" shall have the meaning ascribed to it in the Preamble.

  "Company Common Stock" shall have the meaning ascribed to it in Section
3.1(a).

  "Company Convertible Preferred Stock" shall mean the $5.50 Dividend Cumulative Convertible Preferred Stock, without par value, of the Company.

  "Company Disclosure Schedule" shall have the meaning ascribed to it in
Section 4.1.

  "Company Employees" shall mean all current employees of the Company and its subsidiaries as of the Effective Time.

  "Company Licenses" shall have the meaning ascribed to it in Section 5.9.

  "Company Participating Preferred Stock" shall mean the Company's Series A Participating Preferred Stock.

  "Company Plans" shall have the meaning ascribed to it in Section 5.10(a).

  "Company 5% Preferred Stock" shall mean the 5% Cumulative Preferred Stock, par value $50.00 per share, of the Company.

  "Company $4.50 Preferred Stock" shall mean the $4.50 Dividend Cumulative Preferred Stock, par value $100.00 per share, of the Company.

  "Company $4.30 Preferred Stock" shall mean the $4.30 Dividend Cumulative Preferred Stock, without par value, of the Company.

  "Company Right" shall have the meaning ascribed to it in Section 3.1(a).

  "Company Rights Agreement" shall mean the Renewed Rights Agreement, dated as of August 22, 1996, by and between the Company and First Chicago Trust Company of New York, as Rights Agent.

  "Company Rule 145 Affiliates" shall have the meaning ascribed to it in
Section 8.6.

  "Company SEC Reports" shall have the meaning ascribed to it in Section
5.5(b).

  "Company Stock Option Agreement" shall have the meaning ascribed to it in the Preamble.

  "Company Stock Option Plans" shall mean the Beneficial Corporation 1990 Non-Qualified Stock Option Plan and the BenShares Equity Participation Plan.

  "Company Stockholder Approval" shall have the meaning ascribed to it in
Section 5.3.

  "Company Stockholders Meeting" shall have the meaning ascribed to it in
Section 5.3.

  "Confidentiality Agreement" shall have the meaning ascribed to it in Section 8.3.

  "Continuation Period" shall have the meaning ascribed to it in Section
8.8(b).

  "Contract" shall have the meaning ascribed to it in Section 5.4.

  "D&O Insurance" shall have the meaning ascribed to it in Section 8.9(c).

  "Determination Date" shall have the meaning ascribed to it in Section
10.1(g).

  "DGCL" shall mean the Delaware General Corporation Law.

  "Direct Purchase Plan" shall mean the Beneficial Direct Investment Plan.

  "DPC Shares" shall have the meaning ascribed to it in Section 3.1(d).

  "Effective Time" shall have the meaning ascribed to it in Section 2.3.

  "Employee Stock Options" shall mean all employee and non-employee Director stock options issued pursuant to the Company Stock Option Plans.

  "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

  "ERISA Affiliate" shall have the meaning ascribed to it in Section 5.10(a).

  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

  "Exchange Agent" shall have the meaning ascribed to it in Section 3.2(a).

  "Exchange Fund" shall have the meaning ascribed to it in Section 3.2(a).

  "FDIC" shall have the meaning ascribed to it in Section 5.1(b).

  "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System.

  "Filed Acquiror SEC Reports" shall have the meaning ascribed to it in
Section 6.5(c).

  "Filed Company SEC Reports" shall have the meaning ascribed to it in Section 5.5(c).

  "Foreign Competition Laws" shall mean foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other foreign Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

  "Foundation" shall have the meaning ascribed to it in Section 8.12(a).

  "GAAP" shall mean United States generally accepted accounting principles and practices in effect from time to time as consistently applied.

  "Goldman Sachs" shall mean Goldman Sachs & Co., one of the Company's financial advisors.

  "Governmental Entity" shall have the meaning ascribed to it in Section 5.4.

  "HOLA" shall mean the Home Owners' Loan Act, as amended.

  "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of
1976.

  "Indemnified Person" shall have the meaning ascribed to it in Section
8.9(a).

  "Index Group" shall have the meaning ascribed to it in Section 10.1(g).

  "Index Price" shall have the meaning ascribed to it in Section 10.1(g).

  "Index Ratio" shall have the meaning ascribed to it in Section 10.1(g).

  "Injunction" shall have the meaning ascribed to it in Section 9.1(d).

  "Laws" shall mean any federal, state, local or foreign law, statute, ordinance, rule, regulation, order, judgment or decree, administrative order or decree, administrative or judicial decision, and any other executive or legislative proclamation.

  "Liens" shall mean all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever.

  "Material Adverse Effect" shall have the meaning ascribed to it in Section 4.2(b).

  "Merger" shall have the meaning ascribed to it in the Recitals.

  "Merger Proxy Statement" shall have the meaning ascribed to it in Section
5.4.

  "Merrill Lynch" shall mean Merrill Lynch & Co., one of the Company's financial advisors.

  "New Option" shall have the meaning ascribed to it in Section 3.8.

  "NYSE" shall mean the New York Stock Exchange, Inc.

  "OCC" shall mean the United States Office of the Comptroller.

  "Other Company Preferred Stock" shall mean, collectively, the Company 5% Preferred Stock, the Company $4.50 Preferred Stock and the Company $4.30 Preferred Stock.

  "OTS" shall mean the United States Office of Thrift Supervision.

  "PBGC" shall mean the Pension Benefit Guaranty Corporation.

  "Pension Plan" shall mean the Beneficial Corporation Pension Plan.

  "Per Share Merger Consideration" shall have the meaning ascribed to it in
Section 3.1(a).

  "Person" shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization.

  "Registration Statement" shall have the meaning ascribed to it in Section
5.4.

  "Regulatory Agencies" shall have the meaning ascribed to it in Section
5.5(a).

  "Regulatory Agreement" shall have the meaning ascribed to it in Section
5.14.

  "Requisite Regulatory Approvals" shall have the meaning ascribed to it in
Section 5.4.

  "Retired Employees" shall have the meaning ascribed to it in Section 8.8(b).

  "SEC" shall mean the United States Securities and Exchange Commission.

  "Securities Act" shall mean the Securities Act of 1933, as amended.

  "Starting Date" shall have the meaning ascribed to it in Section 10.1(g).

  "Starting Price" shall have the meaning ascribed to it in Section 10.1(g).

  "subsidiary" shall mean, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other subsidiary of such party is a general partner or (ii) at least 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization or at least 50% of the value of the outstanding equity is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

  "Surviving Corporation" shall have the meaning ascribed to it in Section
2.1.

  "Tax" (and, with correlative meaning, "Taxes" and "Taxable") shall mean (i) any federal, state, local or foreign net income, gross income, receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, transfer, stamp, or environmental tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any governmental authority; (ii) any liability of Acquiror or any

Acquiror subsidiary or the Company or any of its subsidiaries, as applicable, for the payment of amounts with respect to payments of a type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group; and (iii) any liability for the payment of any amounts as a result of being party to a tax sharing arrangement or as a result of any express or implied obligation to indemnify any other entity or person with respect to the payment of amounts of the type described in clause (i) or clause (ii).

  "Trust Account Shares" shall have the meaning ascribed to it in Section
3.1(d).

                                  ARTICLE II

                                  THE MERGER

  Section 2.1 The Merger. Upon the terms and subject to the conditions set forth herein, and in accordance with the DGCL, at the Effective Time, HAC shall be merged with and into the Company. Following the Effective Time, the Company shall continue as the surviving corporation (the "Surviving Corporation"), and the separate corporate existence of HAC shall cease. The name of the Surviving Corporation shall be "Beneficial Corporation". Acquiror may at any time change the method of effecting the combination with the Company (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be desirable, including, without limitation, to provide for a merger of the Company into Acquiror; provided, however, that no such change shall (i) alter or change the amount or kind of Per Share Merger Consideration (as hereinafter defined) to be issued to holders of Company Common Stock as provided for in this Agreement, (ii) adversely affect the tax treatment of the Company's stockholders as a result of receiving the Per Share Merger Consideration, or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

  Section 2.2 Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties (the "Closing Date"), which (subject to satisfaction or waiver of the conditions set forth in Article IX) shall be no later than the third NYSE trading day after satisfaction or waiver of the conditions set forth in Section 9.1, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, New York 10022, unless another time, date or place is agreed to in writing by the parties hereto.

  Section 2.3 Effective Time of the Merger. The Merger shall become effective on the date and at the time at which a properly executed certificate of merger (the "Certificate of Merger") is duly filed with the Secretary of State of the State of Delaware, or at such later date and time as may be specified therein. The Certificate of Merger shall be filed as soon as practicable on or after the Closing Date. When used in this Agreement, the term "Effective Time" shall mean the time and date at which such Certificate of Merger is so filed or at such later time as the parties shall designate therein.

  Section 2.4 Certificate of Incorporation. From and after the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time (the "Certificate of Incorporation") shall be the certificate of incorporation of the Surviving Corporation until amended as provided by Law and the terms thereof.

  Section 2.5 By-Laws. The by-laws of HAC as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation until amended as provided by Law, the Certificate of Incorporation of the Surviving Corporation and the terms thereof.

  Section 2.6 Directors. The directors of HAC immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualify in the manner provided in the Certificate of Incorporation and by-laws of the Surviving Corporation, or as otherwise provided by Law.

  Section 2.7 Officers. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualify in the manner provided in the Certificate of Incorporation and by-laws of the Surviving Corporation, or as otherwise provided by Law.

  Section 2.8 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 259 of the DGCL.

  Section 2.9 Tax Treatment. It is intended that the Merger shall qualify as a reorganization under Section 368(a) of the Code, and that this Agreement shall constitute a "plan of reorganization" for purposes of Section 368 of the Code.

  Section 2.10 Accounting Treatment. It is intended that the Merger be accounted for as a "pooling of interests" transaction under GAAP.

                                  ARTICLE III

                            EFFECT ON CAPITAL STOCK

  Section 3.1 Effect on Company Capital Stock. (a) At the Effective Time, subject to Section 3.4 hereof, each share of the common stock, par value $.01 per share, of the Company (including each attached right (a "Company Right") issued pursuant to the Company Rights Agreement) (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be cancelled pursuant to Section 3.1(d) hereof) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive 1.0222 duly authorized, validly issued, fully paid and nonassessable shares (the "Per Share Merger Consideration") of the common stock, par value $1.00 per share, of Acquiror ("Acquiror Common Stock"). All of the shares of Company Common Stock converted into Acquiror Common Stock pursuant to this Article III shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each certificate previously representing any such shares of Company Common Stock shall thereafter only represent the right to receive (i) the number of whole shares of Acquiror Common Stock and (ii) the cash in lieu of fractional shares into which the shares of Company Common Stock represented by such certificate have been converted pursuant to this Section 3.1(a) and
Section 3.4 hereof. Certificates previously representing shares of Company Common Stock shall be exchanged for certificates representing whole shares of Acquiror Common Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such certificates in accordance with Section 3.2 hereof, without any interest thereon. If, between the date of this Agreement and the Effective Time, the shares of Acquiror Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period, the Per Share Merger Consideration shall be adjusted accordingly.

  (b) At the Effective Time, subject to Section 3.4 hereof, each share of the Company Convertible Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Convertible Preferred Stock to be cancelled pursuant to Section 3.1(d)) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the number of shares of Acquiror Common Stock that a holder of the number of shares of Company Common Stock into which such share of Company Convertible Preferred Stock could have been converted immediately prior to the Effective Time would have the right to receive pursuant to
Section 3.1(a) hereof. All of the shares of Company Convertible Preferred Stock converted into Acquiror Common Stock pursuant to this Article III shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each certificate previously representing any such shares of Company Convertible Preferred Stock shall thereafter only represent the right to receive (i) the number of whole shares of Acquiror Common Stock and (ii) the cash in lieu of fractional shares into which the shares of Company Common Stock represented by such certificate have been converted pursuant to this Section 3.1(b) and Section 3.4 hereof. Certificates previously representing shares of Company Convertible Preferred Stock shall be exchanged for certificates representing whole shares of Acquiror Common Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such certificates in accordance with Section 3.2 hereof, without any interest thereon.

  (c) At the Effective Time, each share of Other Company Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares of Other Company Preferred Stock to be canceled pursuant to Section 3.1(d)), shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive one share of newly created series of preferred stock of the Acquiror (the "Acquiror New Preferred Stock") having terms substantially identical to those of the Other Company Preferred Stock, except that each share of the Acquiror New Preferred Stock shall entitle the holder thereof to one vote, voting together with the Acquiror Common Stock and not as a separate class, on all matters brought before the holders of the Acquiror Common Stock.

  (d) At the Effective Time, all shares of Company Common Stock, Company Convertible Preferred Stock and Other Company Preferred Stock that are owned directly or indirectly by Acquiror or the Company or any of their respective subsidiaries (other than shares of Company Common Stock, Company Convertible Preferred Stock and Other Company Preferred Stock (x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties (any such shares, whether held directly or indirectly by Acquiror, being referred to herein as "Trust Account Shares") and (y) held by Acquiror or any of its subsidiaries in respect of a debt previously contracted (any such shares of Company Common Stock, Company Convertible Preferred Stock and Other Company Preferred Stock which are similarly held being referred to herein as "DPC Shares")) shall be cancelled and shall cease to exist and no stock of Acquiror or other consideration shall be delivered in exchange therefor.

  (e) At the Effective Time, each issued and outstanding share of capital stock of HAC shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

  Section 3.2 Exchange of Certificates Representing Shares. (a) As of the Effective Time, Acquiror shall deposit, or shall cause to be deposited, with an exchange agent selected by Acquiror and satisfactory to the Company (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock, Company Convertible Preferred Stock and Other Company Preferred Stock, for exchange in accordance with this Article III, (i) certificates representing the number of shares of Acquiror Common Stock issuable in the Merger, to be issued in respect of all shares of Company Common Stock and Company Convertible Preferred Stock outstanding immediately prior to the Effective Time and which are to be exchanged pursuant to the Merger (other than shares to be cancelled pursuant to Section 3.1(d) hereof), (ii) certificates representing the number of shares of Acquiror New Preferred Stock issuable in the Merger, to be issued in respect of all shares of Other Company Preferred Stock outstanding immediately prior to the Effective Time and which are to be exchanged pursuant to the Merger (other than shares to be cancelled pursuant to Section 3.1(d) hereof), and (iii) cash in an amount sufficient to make any cash payment due under Section 3.4 hereof (such cash and certificates for shares of Acquiror Common Stock and shares of Acquiror New Preferred Stock being hereinafter referred to collectively as the "Exchange Fund").

  (b) As soon as reasonably practicable after the Effective Time, Acquiror shall cause the Exchange Agent to mail (or deliver at its principal office) to each holder of record of a certificate or certificates representing shares of Company Common Stock, Company Convertible Preferred Stock or Other Company Preferred Stock, as the case may be, (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the certificates for shares of Company Common Stock, Company Convertible Preferred Stock or Other Company Preferred Stock, as the case may be, shall pass, only upon delivery of the certificates for such shares of Company Common Stock, Company Convertible Preferred Stock or Other Company Preferred Stock, as the case may be, to the Exchange Agent and shall be in such form and have such other provisions, including appropriate provisions with respect to back-up withholding, as Acquiror may reasonably specify, and
(ii) instructions for use in effecting the surrender of the certificates for shares of Company Common Stock, Company Convertible Preferred Stock or Other Company Preferred Stock, as the case may be. Upon surrender of certificates for shares of Company Common Stock, Company Convertible Preferred Stock or Other Company Preferred Stock, as the case may be, for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder thereof shall be entitled to receive in exchange therefor that portion of the Exchange Fund which such holder has the right to receive pursuant to the provisions of this Article III, after giving effect to any required withholding Tax, and the certificates for shares of Company Common Stock, Company Convertible Preferred Stock or Other Company Preferred Stock, as the case may be, so surrendered shall forthwith be cancelled. No interest will be paid or accrued on either the stock or the cash portion of the Exchange Fund. In the event of any transfer of ownership of shares of Company Common Stock, Company Convertible Preferred Stock or Other Company Preferred Stock, as the case may be, which has not been registered in the transfer records of the Company, certificates representing the proper number of shares of Acquiror Common Stock or Acquiror New Preferred Stock, if any, and a check in an amount equal to the proper amount of the cash component, if any, of the Exchange Fund, will be issued to the transferee of the certificate representing the transferred shares of Company Common Stock, Company Convertible Preferred Stock or Other Company Preferred Stock, as the case may be, only upon presentation to the Exchange Agent of a certificate or certificates representing such shares of Company Common Stock, Company Convertible Preferred Stock or Other Company Preferred Stock, as the case may be, accompanied by all documents required to evidence and effect the prior transfer thereof and to evidence that any applicable stock transfer Taxes associated with such transfer were paid.

  Section 3.3 Dividends, Etc. No dividends that are declared on shares of Acquiror Common Stock or Acquiror New Preferred Stock will be paid to persons entitled to receive certificates representing shares of Acquiror Common Stock or Acquiror New Preferred Stock, as the case may be, until such persons surrender their certificates representing shares of Company Common Stock, Company Convertible Preferred Stock or Other Company Preferred Stock, as the case may be. Upon such surrender, there shall be paid to the person in whose name the certificates representing such shares of Acquiror Common Stock or Acquiror New Preferred Stock, as the case may be, shall be issued, any dividends which shall have become payable with respect to such shares of Acquiror Common Stock or Acquiror New Preferred Stock, as the case may be, between the Effective Time and the time of such surrender. In no event shall the person entitled to receive such dividends be entitled to receive interest on such dividends. If any certificates for any shares of Acquiror Common Stock or Acquiror New Preferred Stock, as the case may be, are to be issued in a name other than that in which the certificate representing shares of Company Common Stock, Company Convertible Preferred Stock or Other Company Preferred Stock, as the case may be, surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay to the Exchange Agent any transfer or other Taxes required by reason of the issuance of certificates for such shares of Acquiror Common Stock or Acquiror New Preferred Stock, as the case may be, in a name other than that of the registered holder of the certificate surrendered or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not applicable. Notwithstanding the foregoing, (i) neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of Company Common Stock, Company Convertible Preferred Stock or Other

Company Preferred Stock, as the case may be, for any shares of Acquiror Common Stock or Acquiror New Preferred Stock, as the case may be, or dividends thereon, or in accordance with Section 3.4 hereof, any cash in lieu of fractional share interests, in each case, delivered to a public official pursuant to applicable escheat Laws and (ii) any shares of Acquiror Common Stock or Acquiror New Preferred Stock held by the Exchange Agent prior to surrender of certificates representing shares of Company Common Stock, Company Convertible Preferred Stock or Other Company Preferred Stock, as the case may be, shall not be deemed outstanding for quorum and voting purposes.

  Section 3.4 No Fractional Shares. No certificates or scrip representing fractional shares of Acquiror Common Stock shall be issued upon the surrender for exchange of certificates representing shares of Company Common Stock or Company Convertible Preferred Stock, as the case may be, pursuant to this
Article III and no dividend, stock split or other change in the capital structure of Acquiror shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any rights of a security holder. In lieu of any such fractional shares of Acquiror Common Stock, each holder of shares of Company Common Stock or Company Convertible Preferred Stock, as the case may be, who would otherwise have been entitled to a fraction of a share of Acquiror Common Stock upon surrender of certificates for exchange pursuant to this Article III will be paid cash upon such surrender in an amount equal to the product of such fraction multiplied by the closing sale price of one share of Acquiror Common Stock on the NYSE on the day of the Effective Time, or, if shares of Acquiror Common Stock are not so traded on such day, the closing sale price of one such share on the next preceding day on which such share was traded on the NYSE. For purposes of this
Section 3.4, shares of Company Common Stock or Company Convertible Preferred Stock, as the case may be, of any holder represented by two or more certificates may be aggregated, and in no event shall any holder be paid an amount of cash in respect of more than one share of Acquiror Common Stock.

  Section 3.5 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Company Common Stock, Company Convertible Preferred Stock or Other Company Preferred Stock, as the case may be, for six months after the Effective Time shall be delivered to Acquiror, upon demand, and any holders of Company Common Stock, Company Convertible Preferred Stock or Other Company Preferred Stock, as the case may be, who have not theretofore complied with this Article III shall thereafter look only to Acquiror for payment of their claim for the shares of Acquiror Common Stock or Acquiror New Preferred Stock, as the case may be, and cash and dividends or other distributions, if any, pursuant to this Article III.

  Section 3.6 Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Acquiror, on a daily basis. Any interest and other income resulting from such investments shall be paid to Acquiror.

  Section 3.7 Closing of Company Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock, Company Convertible Preferred Stock or Other Company Preferred Stock, as the case may be, shall thereafter be made. If, after the Effective Time, certificates representing shares of Company Common Stock, Company Convertible Preferred Stock or Other Company Preferred Stock, as the case may be, are presented to the Surviving Corporation, they shall be cancelled and exchanged for certificates representing shares of Acquiror Common Stock or shares of Acquiror New Preferred Stock, as applicable.

  Section 3.8 Employee Stock Options. At the Effective Time, each of the Employee Stock Options which is outstanding and unexercised at the Effective Time shall be converted automatically into an option to purchase shares of Acquiror Common Stock (the "New Option") in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the Company Stock Option Plans governing the Employee Stock Options):

    (i) The number of shares of Acquiror Common Stock to be issued upon exercise of the New Option shall be equal to the product of the number of shares of Company Common Stock to be issued upon exercise of the original option and the Per Share Merger Consideration; and

    (ii) The exercise price per share of Acquiror Common Stock under the New Option shall be equal to the aggregate exercise price of the original option divided by the total number of full shares of Acquiror Common Stock to be issued upon exercise of the New Option (as determined under paragraph
  (i) immediately above); provided, however, that such exercise price shall be rounded up to the nearest cent.

The duration and other terms of the New Option shall be the same as that of the original option, except that all references to the Company shall be deemed to be references to Acquiror. Acquiror shall file with the SEC a registration statement on Form S-8 (or other appropriate form) or a post-effective amendment to a previously filed registration statement as promptly as practicable after the Effective Time for purposes of registering all shares of Acquiror Common Stock issuable after the Effective Time upon exercise of the Employee Stock Options, and shall have such registration statement or post-effective amendment become effective and comply, to the extent applicable, with state securities or blue sky Laws with respect thereto at the Effective Time.

                                  ARTICLE IV

                        DISCLOSURE SCHEDULES; STANDARDS
                      FOR REPRESENTATIONS AND WARRANTIES

  Section 4.1 Disclosure Schedules. Prior to the execution and delivery of this Agreement, the Company has delivered to Acquiror, and Acquiror has delivered to the Company, a schedule (in the case of the Company, the "Company Disclosure Schedule," and, in the case of Acquiror, the "Acquiror Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party's representations or warranties contained in Article V, in the case of the Company, or Article VI, in the case of Acquiror, or to one or more of such party's covenants contained in Article VII; provided, however, that, notwithstanding anything in this Agreement to the contrary, (a) no such item is required to be set forth in the relevant Disclosure Schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 4.2, and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Material Adverse Effect (as defined herein) with respect to either the Company or Acquiror, respectively.

  Section 4.2 Standards. (a) No representation or warranty of the Company contained in Article V or of Acquiror contained in Article VI shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in
Article V, in the case of the Company, or Article VI, in the case of Acquiror, has had or would reasonably be expected to have a Material Adverse Effect with respect to the Company or Acquiror, respectively (disregarding for this purpose any materiality qualification contained in such representations or warranties).

  (b) As used in this Agreement, the term "Material Adverse Effect" means, with respect to Acquiror or the Company, as the case may be, a material adverse effect on (i) the business, results of operations or financial condition of such party and its subsidiaries taken as a whole, other than any such effect attributable to or resulting from (v) any change resulting from the public announcement of the transactions contemplated hereby, (w) any change in banking, insurance, consumer finance, thrift, fair lending or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (x) any change in general economic conditions, in interest rates or in conditions affecting the banking, insurance, consumer finance, or thrift industries generally, (y) any action or omission of the Company or Acquiror or any subsidiary of either of them taken with the express prior written consent of the other party hereto, or (z) any expenses incurred by such party in connection with this Agreement or the transactions contemplated hereby or (ii) the ability of such party to perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

                                   ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  Subject to Article IV, the Company represents and warrants to Acquiror as follows:

  Section 5.1 Organization. (a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect on the Company.

  (b) The Company is duly registered as a bank holding company under the BHC Act. Beneficial Savings Bank FSB is a federal savings bank chartered by the OTS. Each of Beneficial National Bank and Beneficial National Bank USA is a national bank chartered by the OCC. Each of the Company's other subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of the Company's subsidiaries has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The deposit accounts of the Beneficial National Bank and Beneficial Savings Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC") to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due, except where the failure to make such payments when due would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

  Section 5.2 Capitalization. The authorized capital stock of the Company consists of (i) 160,000,000 shares of Company Common Stock, (ii) 585,730 shares of Company 5% Preferred Stock, (iii) 103,976 shares of Company $4.50 Preferred Stock, (iv) 1,069,204 shares of Company $4.30 Preferred Stock, (v) 1,164,077 shares of Company Convertible Preferred Stock, and (vi) 570,000 shares of Company Participating Preferred Stock. As of February 28, 1998, (i) 54,365,830 shares of Company Common Stock, (ii) 407,718 of Company 5% Preferred Stock, (iii) 103,976 shares of Company $4.50 Preferred Stock, (iv) 836,585 shares of Company $4.30 Preferred Stock, (v) 16,414 shares of Company Convertible Preferred Stock, and (vi) no shares of Company Participating Preferred Stock were issued and outstanding. As of February 28, 1998, (i) 4,512,547 shares of Company Common Stock were reserved for issuance upon exercise of Employee Stock Options outstanding under the Company Stock Option Plans, (ii) 147,726 shares of Company Common Stock were reserved for issuance upon the conversion of shares of Company Convertible Preferred Stock and (iii) no shares of Company Common Stock were reserved for issuance under the dividend reinvestment provisions of the Direct Purchase Plan. As of February 28, 1998, 2,507,471 shares of Company Common Stock and 178,012 shares of Company 5% Preferred Stock were held as treasury shares. All of the issued and outstanding shares of Company Common Stock, Company Convertible Preferred Stock and Other Company Preferred Stock are validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth above, as of February 28, 1998, there were no shares of capital stock of the Company issued or outstanding or any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating the Company to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its capital stock or securities. Since February 28, 1998, no shares of capital stock of the Company have been issued other than shares of Company Common Stock issued (i) upon the exercise of options pursuant to the Company Stock Option Plans, (ii) upon the conversion of shares of Company Convertible Preferred Stock and (iii) pursuant to the dividend reinvestment provisions of the Direct Purchase Plan. There are no notes, bonds, debentures or other indebtedness of the Company having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters upon which stockholders of the Company may vote.

  Section 5.3 Authority Relative to this Agreement. The Company has the corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and, except for the approval of this Agreement by the requisite vote of the Company's stockholders (the "Company Stockholder Approval") at a special meeting of the Company's stockholders duly called for the purpose of obtaining such approval (the "Company Stockholders Meeting"), no other corporate action or proceeding on the part of the Company is necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization and valid execution and delivery by Acquiror, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors' rights generally and general principles of equity.

  Section 5.4 Consents and Approvals; No Violations. (a) Except for (i) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and under HOLA, and/or with the OTS under HOLA or with the OTS under the Bank Merger Act or the OCC under the Change in Bank Control Act, as applicable, and the approval of such applications by the Federal Reserve Board, OTS or OCC, as applicable, (ii) the filing of applications and notices, as applicable, with the state regulatory authorities governing consumer finance, mortgage lending and insurance in the states in which the Company operates its business or the filing of applications and notices with federal housing related authorities, and the approval of such applications by such authorities, (iii) the filing of applications and notices, as applicable, with the foreign governmental authorities regulating consumer finance, mortgage lending and insurance in the foreign jurisdictions in which the Company operates its business, including, without limitation, the Bank of England and The Minister of Finance and the Department of Enterprise and Employment (Insurance Division) of Ireland, and the approval of such applications by such authorities, (iv) the filing of notification and report forms with the United States Federal Trade Commission and the United States Department of Justice under the HSR Act and the expiration or termination of any applicable waiting period thereunder, (v) the filing of applications and notices, as applicable, with foreign governmental authorities under the Foreign Competition Laws, and the approval of such applications by such authorities, if required, (vi) the filing with the SEC of a proxy statement in definitive form relating to the meetings of the Company's stockholders and Acquiror's stockholders to be held in connection with this Agreement and the transactions contemplated hereby (the "Merger Proxy Statement") and the filing and declaration of effectiveness of the registration statement on Form S-4 relating to the shares of Acquiror Common Stock to be issued in the Merger in which the Merger Proxy Statement will be included as a prospectus (the "Registration Statement"), (vii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (viii) the approval of the listing of the Acquiror Common Stock to be issued in the Merger on the NYSE, and (ix) the consents of third parties under the Contracts (as defined below) listed in Section 5.4(a)(ix) of the Company Disclosure Schedule, no notices to, consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental authority or instrumentality (each, a "Governmental Entity") or with any self-regulatory authority or with any third party are necessary in connection with the execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, except for such notices, consents, approvals, filings or registrations, the failure of which to be made or obtained would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or on the ability of the Acquiror, following the Effective Time, to conduct the business of the Company as presently conducted. The notices, consents or approvals, filings or registrations, and expirations or terminations of waiting periods referred in clauses 5.4(a)(i) through 5.4(a)(v) are hereinafter referred to as the "Requisite Regulatory Approvals". As of the date hereof, the Company knows of no reason why all Requisite Regulatory Approvals should not be obtained.

  (b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, will
(i) conflict with or result in any breach of any provisions of the certificate of incorporation or by-laws of the Company or the certificate of incorporation or by-laws of any of the Company's subsidiaries; (ii) subject to the obtaining the consents listed in Section 5.4(a)(ix) of the Company Disclosure Schedule and except as set forth in Section 5.4(b)(ii) of the Company Disclosure Schedule, result in a violation or breach of, or constitute (with or without due notice or lapse of time, or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation (collectively, "Contracts") to which the Company or any of the Company's subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound;
(iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time, or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any Company License (as hereinafter defined); or (iv) subject to giving the notices, making the filings or registrations or obtaining the consents or approvals referred to in paragraph (a) above, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of the Company's subsidiaries or any of their respective properties or assets, except, in the case of clauses (ii), (iii) and (iv), for violations, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or on the ability of the Acquiror, following the Effective Time, to conduct the business of the Company as presently conducted.

  Section 5.5 Reports and Financial Statements. (a) The Company and each of its subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1995, with (i) the Federal Reserve Board, (ii) the FDIC, (iii) the OCC, (iv) the OTS, (v) any state banking commissions, any other state regulatory authorities or any comparable regulatory authorities in England or Ireland and (vi) any self-regulatory organization (collectively, the "Regulatory Agencies"), and have paid all material fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of the Company and its subsidiaries, and except as listed in Section 5.5(a) of the Company Disclosure

Schedule, no Regulatory Agency has initiated any proceeding or investigation or, to the knowledge of the Company, threatened any investigation into the business or operations of the Company or any of its subsidiaries since December 31, 1995, except for such proceedings or investigations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

  (b) The Company has filed all material reports, forms, registrations, schedules, statements and other documents required to be filed by it with the SEC since December 31, 1995 (the "Company SEC Reports"). As of their respective dates, the Company SEC Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder. Except to the extent that information contained in any Company SEC Report has been revised or superseded by a later filed Company SEC Report, none of the Company SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

  (c) The consolidated financial statements of the Company included in the Company SEC Reports filed and publicly available prior to the date of this Agreement (as amended to the date of this Agreement, the "Filed Company SEC Reports") complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).

  (d) Except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet included in the Filed Company SEC Reports, neither the Company nor any of its subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be recognized or disclosed on a consolidated balance sheet of the Company and its consolidated subsidiaries or in the notes thereto.

  Section 5.6 Absence of Certain Changes or Events. Except as set forth in the Filed Company SEC Reports and as set forth in Section 5.6 of the Company Disclosure Schedule, the business of the Company and its subsidiaries has been conducted only in the ordinary course of business consistent with past practice, and there has not been any event, change or development which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company, and, during the period from the most recent consolidated balance sheet included in the Filed Company SEC Reports through the date of this Agreement, neither the Company nor any of its subsidiaries has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 7.1 hereof.

  Section 5.7 Litigation. Except as set forth in the Filed Company SEC Reports and as set forth in Section 5.7 of the Company Disclosure Schedule, as of the date hereof, there is no suit, action, proceeding or regulatory investigation pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company, nor is there any judgment, order, decree, statute, Law, ordinance, rule or regulation of any Regulatory Agency or other Governmental Entity or arbitrator outstanding against the Company or any of its subsidiaries which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company.

  Section 5.8 Information in Disclosure Documents and Registration Statement. None of the information to be supplied by the Company for inclusion or incorporation by reference in the Merger Proxy Statement or the Registration Statement will, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or, in the case of the Merger Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Merger Proxy Statement and any amendments or supplements thereto and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Merger Proxy Statement (except for such portions thereof that relate only to Acquiror or its subsidiaries or Affiliates) will comply as to form in all material respects with the provisions of the Exchange Act, and the rules and regulations promulgated thereunder.

  Section 5.9 Compliance with Applicable Law. The Company and its subsidiaries have received such certificates, permits, licenses, franchises, consents, approvals, orders, authorizations and clearances from appropriate Governmental Entities (the "Company Licenses") as are necessary to own or lease and operate their respective properties and to conduct their respective businesses substantially in the manner described in the Company SEC Reports and as currently owned or leased and conducted, and all such Company Licenses are valid and in full force and effect, except for any such Company Licenses which the failure to have or to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company and its subsidiaries are in compliance with their respective obligations under the Company Licenses, with only such exceptions as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Except as disclosed in the Company SEC Reports and as set forth in Section 5.9 of the Company Disclosure Schedule, the Company and its subsidiaries are in compliance with all judgments, orders, decrees, statutes, Laws, ordinances, rules and regulations of any Governmental Entity applicable to them, except for such noncompliance which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

  Section 5.10 ERISA Compliance. (a) Section 5.10(a) of the Company Disclosure Schedule sets forth a true and complete list of each employee benefit plan, arrangement or agreement, including each employment, severance, compensation, retention or similar agreement, that is maintained as of the date of this Agreement (the "Company Plans") by the Company or any of its subsidiaries or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), which, together with the Company, would be deemed a "single employer" within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), for the benefit of any current or former employee, officer, director or independent contractor of the Company or any of its subsidiaries.

  (b) The Company has heretofore made available to Acquiror true and complete copies of each of the Company Plans and any material amendments and modifications thereto and all other related documents, including, but not limited to, (i) the actuarial report for such Company Plan (if applicable) for each of the last two years, and (ii) the most recent determination letter from the Internal Revenue Service (if applicable) for such Company Plan.

  (c) Except as listed in Section 5.10(c) of the Company Disclosure Schedule,
(i) each of the Company Plans has been operated and administered in all material respects in accordance with applicable Law, including, but not limited to, ERISA and the Code, (ii) a favorable determination letter has been issued by the Internal Revenue Service with respect to each of the Company Plans intended to be "qualified" within the meaning of Section 401(a) of the Code and there are no existing circumstances nor any events that have occurred that could adversely affect the qualified status of any

"qualified" Company Plan, (iii) with respect to each Company Plan that is subject to Title IV of ERISA, the present value of accrued benefits under such Company Plan, based upon actuarial assumptions used for funding purposes in the most recent actuarial valuation report prepared by the Company Plan's actuary with respect to such Company Plan, did not, as of the date of such valuation report, exceed the then current value of the assets of such Company Plan allocable to such accrued benefits and, since the last valuation date of each such Company Plan, no such Company Plan has been amended to increase the benefits thereunder, (iv) no Company Plan provides medical benefits (whether or not insured) with respect to current or former employees of the Company or any of its subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law or benefits the full cost of which is borne by the current or former employee (or his beneficiary),
(v) no liability under Title IV of ERISA or Section 412 of the Code has been incurred (directly or indirectly) by the Company, any of its subsidiaries or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company, any of its subsidiaries or any ERISA Affiliate of incurring a material liability thereunder, (vi) no Company Plan is a "multiemployer pension plan," as such term is defined in
Section 3(37) of ERISA, or a plan described in Section 4063 of ERISA, (vii) all contributions or other amounts payable by the Company, any of its subsidiaries or any ERISA Affiliate as of the Effective Time with respect to each Company Plan in respect of current or prior plan years will have been paid or accrued in accordance with GAAP and Section 412 of the Code, (viii) neither the Company, any of its subsidiaries nor any ERISA Affiliate has engaged in a transaction in connection with which the Company, its subsidiaries or any ERISA Affiliate would be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code, and (ix) to the best knowledge of the Company, there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Plans or any trusts related thereto and no Company Plan is presently under audit or examination (or any notice thereof).

  (d) Except as listed in Section 5.10(d) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in any payment (including, without limitation, severance, "excess parachute payment" within the meaning of Section 280G of the Code, forgiveness of indebtedness or otherwise) becoming due to any officer, director or employee of the Company or any of its subsidiaries under any Company Plan or otherwise, (ii) increase any benefits payable under any Company Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

  Section 5.11 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinions of Goldman Sachs and Merrill Lynch, each dated the date hereof, to the effect that the Per Share Merger Consideration is fair to the holders of shares of Company Common Stock from a financial point of view.

  Section 5.12 Vote Required. The Company Stockholder Approval at the Company Stockholders Meeting will require the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Company Common Stock, Company $4.30 Preferred Stock and Company Convertible Preferred Stock, voting together as a single class. The Company Stockholder Approval is the only vote of the holders of any class or series of the Company's capital stock necessary to approve and adopt this Agreement, and approve the transactions contemplated hereby.

  Section 5.13 Takeover Statutes, Etc. The Board of Directors of the Company has approved the terms of this Agreement, the consummation of the Merger and the other transactions contemplated by this Agreement, and such approval is sufficient to render inapplicable to the Merger and the other transactions contemplated by this Agreement the provisions of Section 203 of the DGCL. To the best of the Company's knowledge, no other state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated thereby. This

Agreement has been approved by the Board of Directors of the Company for purposes of Article VIII of the Company's Restated Certificate of Incorporation. The Company has taken all action necessary or appropriate so that the execution of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in the ability of any person to exercise any Company Rights (as defined in the Company Rights Agreement) under the Company Rights Agreement or enable or require the Rights to separate from the shares of Company Common Stock to which they are attached or to be triggered or become exercisable.

  Section 5.14 Agreements with Regulatory Agencies. Except as set forth in
Section 5.14 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not listed in Section 5.14 of the Company Disclosure Schedule, a "Regulatory Agreement"), any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, except for any Regulatory Agreements that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or on the Acquiror's ability to conduct the business of the Company as presently conducted. None of the Company or any of its subsidiaries has been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement, except for any such proposed Regulatory Agreements that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

  Section 5.15 Taxes. (a) Each of the Company and its subsidiaries has filed all material Tax returns or reports required to be filed by it and all such returns and reports are complete and correct in all material respects, or requests for extensions to file such returns or reports have been timely filed, granted and have not expired, except to the extent that such failures to file, to be complete or correct or to have extensions granted that remain in effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and each of its subsidiaries have paid (or the Company has paid on its behalf) all Taxes shown as due on such returns, and, the most recent financial statements contained in the Filed Company SEC Reports reflect an adequate reserve in accordance with GAAP for all Taxes payable by the Company and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

  (b) Except as set forth in Section 5.15(b) of the Company Disclosure Schedule, no deficiencies for any Taxes have been proposed, asserted or assessed against the Company or any of its subsidiaries that are not adequately reserved for, except for deficiencies that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The federal income tax returns of the Company and each of its subsidiaries consolidated in such returns for tax years through 1988 have closed by virtue of the applicable statute of limitations.

  (c) Neither the Company nor any of its subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

  (d) Except as set forth in Section 5.15(d) of the Company Disclosure Schedule, the Company and its subsidiaries are not a party to any Tax sharing or Tax indemnity agreements (other than agreements between or among the Company and its subsidiaries).

  Section 5.16 Accounting for the Merger. The Company has no reason to believe that the Merger will fail to qualify for pooling-of-interests treatment under GAAP and applicable SEC regulations.

  Section 5.17 Brokers. No broker, investment banker or other person, other than Goldman Sachs and Merrill Lynch, the fees and expenses of which will be paid by the Company (as reflected in agreements between Goldman Sachs and Merrill Lynch and the Company), is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

  Section 5.18 Interest Rate and Foreign Exchange Contracts. All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements and foreign exchange contracts to hedge its investments in foreign subsidiaries, whether entered into for the account of the Company or one of its subsidiaries, were entered into in the ordinary course of business and, to the Company's knowledge, in accordance with prudent business practice and applicable rules, regulations and policies of any Governmental Entity and with counterparties believed to be financially responsible at the time, and are valid and binding obligations of the Company or one of its subsidiaries enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. The Company and each of its subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Company's knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

                                  ARTICLE VI

                  REPRESENTATIONS AND WARRANTIES OF ACQUIROR

  Subject to Article IV, Acquiror represents and warrants to the Company as follows:

  Section 6.1 Organization. (a) Acquiror is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Acquiror is duly licensed or qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities make such licensing or qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect on Acquiror.

  (b) Each of Acquiror's subsidiaries, including HAC, is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each subsidiary of Acquiror, including HAC, has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect on Acquiror.

  Section 6.2 Capitalization. The authorized capital stock of Acquiror consists of 250,000,000 shares of Acquiror Common Stock, and 8,155,044 shares of Acquiror Preferred Stock. As of April 2, 1998, (i) 107,319,277 shares of Acquiror Common Stock were issued and outstanding; (ii) 4,072,145 shares of Acquiror Common Stock were issuable upon exercise of employee and non-employee stock options (the "Acquiror Stock Options") outstanding under all stock option plans of Acquiror (the "Acquiror Stock Option Plans"); and (iii) 3,754,635 shares of Acquiror Preferred Stock were issued and outstanding. As of April 2, 1998, 17,011,848 shares of Acquiror Common Stock were held as treasury shares. All of the issued and outstanding shares of Acquiror Common Stock are validly issued, fully paid and nonassessable and free of preemptive rights. All of the shares of Acquiror Common Stock issuable as consideration in the Merger at the Effective Time in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth above, as of April 2, 1998, there were no shares of capital stock of Acquiror issued or outstanding or any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating Acquiror to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its capital stock or securities. There are no notes, bonds, debentures or other indebtedness of Acquiror having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters upon which stockholders of Acquiror may vote. The authorized capital stock of HAC consists of 1,000 shares of common stock, par value $.01 per share, all of which are validly issued, fully paid and nonassessable, and are owned by Acquiror free and clear of any Lien.

  Section 6.3 Authority Relative to this Agreement. Each of Acquiror and HAC has the corporate power and authority to enter into this Agreement and to perform its respective obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Acquiror and HAC and the consummation by each of Acquiror and HAC of the transactions contemplated hereby have been duly authorized by the Board of Directors of each of Acquiror and HAC and by Acquiror as the sole stockholder of HAC. Except for the approval of this Agreement by the requisite vote of Acquiror's stockholders (the "Acquiror Stockholder Approval") at a special meeting of Acquiror's stockholders duly called for the purpose of obtaining such approval (the "Acquiror Stockholders Meeting"), no other corporate action or proceeding on the part of Acquiror or HAC is necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Acquiror and HAC and, assuming the due authorization and valid execution and delivery by the Company, constitutes a valid and binding agreement of each of Acquiror and HAC, enforceable against each of Acquiror and HAC in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors' rights generally and general principles of equity.

  Section 6.4 Consents and Approvals; No Violations. (a) Except for (i) the notices, consents or approvals, and filings or registrations, required to obtain the Requisite Regulatory Approvals, (ii) the filing with the SEC of the Merger Proxy Statement and the filing and declaration of effectiveness of the Registration Statement, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iv) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" Laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement, (v) the approval of the listing of the Acquiror Common Stock to be issued in the Merger on the NYSE, and (vi) the consents of third parties under the Contracts listed in Section 6.4(a)(vi) of the Acquiror Disclosure Schedule, no notices to, consents or approvals of, or filings or registrations with any Governmental Entity or with any self regulatory authority or with any third party are necessary in connection with the execution and delivery by each of Acquiror and HAC of this Agreement and the consummation by each of Acquiror and HAC of the transactions contemplated hereby, except for such notices, consents, approvals, filings or registrations, the failure of which to be made or obtained would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Acquiror. As of the date hereof, Acquiror knows of no reason why all Requisite Regulatory Approvals will not be obtained.

  (b) Except as listed in Section 6.4(b) of the Acquiror Disclosure Schedule, neither the execution and delivery of this Agreement by either Acquiror or HAC, nor the consummation by Acquiror or HAC of the transactions contemplated hereby, will (i) conflict with or result in any violation of or breach of any provisions of the certificate of incorporation or by-laws of Acquiror or the certificate of incorporation or by-laws of any of Acquiror's subsidiaries, including HAC; (ii) subject to obtaining the consents listed in Section 6.4(a)(vi) of the Acquiror Disclosure Schedule, result in a violation or breach of, or constitute (with or without due notice or lapse of time, or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Acquiror or any of Acquiror's subsidiaries, including HAC, is a party or by which any of them or any of their respective properties or assets may be bound; (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time, or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any Acquiror License (as hereinafter defined); or (iv) subject to giving the notices, making the filings or registrations or obtaining the consents or approvals referred to in paragraph (a) above, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Acquiror, any of Acquiror's subsidiaries, including HAC, or any of their respective properties or assets, except, in the case of clauses (ii), (iii) and (iv), for violations, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror.

  Section 6.5 Reports and Financial Statements. (a) Acquiror and each of its subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1995 with all Regulatory Agencies, and have paid all material fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Acquiror and its subsidiaries, and except as listed in Section 6.5 of the Acquiror Disclosure Schedule, no Regulatory Agency has initiated any proceeding or investigation or, to the knowledge of Acquiror, threatened any investigation into the business or operations of Acquiror or any of its subsidiaries since December 31, 1995, except for such proceedings or investigations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror.

  (b) Acquiror and each of its subsidiaries have timely filed all material reports, forms, registrations, schedules, statements and other documents required to be filed by it with the SEC since December 31, 1995 (the "Acquiror SEC Reports"). As of their respective dates, the Acquiror SEC Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder. Except to the extent that information contained in any Acquiror SEC Report has been revised or superseded by a later filed Acquiror SEC Report, none of the Acquiror SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

  (c) The consolidated financial statements of Acquiror included in the Acquiror SEC Reports filed and publicly available prior to the date of this Agreement (as amended to the date of this Agreement, the "Filed Acquiror SEC Reports") complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of Acquiror and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).

  (d) Except as set forth in the Filed Acquiror SEC Reports, and except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet included in the Filed Acquiror SEC Reports, neither Acquiror nor any of its subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be recognized or disclosed on a consolidated balance sheet of Acquiror and its consolidated subsidiaries or in the notes thereto.

  Section 6.6 Absence of Certain Changes or Events. Except as set forth in the Filed Acquiror SEC Reports, the business of Acquiror and its subsidiaries has been conducted only in the ordinary course of business consistent with past practice, and there has not been any event, change or development which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Acquiror, and, during the period from the most recent consolidated balance sheet included in the Filed Acquiror SEC Reports through the date of this Agreement, neither Acquiror nor any of its subsidiaries has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 7.2 hereof.

  Section 6.7 Litigation. Except as set forth in the Filed Acquiror SEC Reports, and as set forth in Section 6.7 of the Acquiror Disclosure Schedule, as of the date hereof, there is no suit, action, proceeding or regulatory investigation pending or, to the knowledge of Acquiror, threatened against or affecting Acquiror or any of its subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Acquiror, nor is there any judgment, order, decree, statute, Law, ordinance, rule or regulation of any Regulatory Agency or Governmental Entity or arbitrator outstanding against Acquiror or any of its subsidiaries which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Acquiror.

  Section 6.8 Information in Disclosure Documents and Registration Statement. None of the information to be supplied by Acquiror for inclusion or incorporation by reference in the Registration Statement or the Merger Proxy Statement will, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or, in the case of the Merger Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Merger Proxy Statement and any amendments or supplements thereto and at the time of the Company Stockholders Meeting and the Acquiror Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Merger Proxy Statement (except for such portions thereof that relate only to the Company or its subsidiaries or Affiliates) and the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations promulgated thereunder.

  Section 6.9 Compliance with Applicable Law. Acquiror and its subsidiaries have received such certificates, permits, licenses, franchises, consents, approvals, orders, authorizations and clearances from appropriate Governmental Entities (the "Acquiror Licenses") as are necessary to own or lease and operate their respective properties and to conduct their respective businesses substantially in the manner described in the Acquiror SEC Reports and as currently owned or leased and conducted, and all such Acquiror Licenses are valid and in full force and effect, except for any such Acquiror Licenses which the failure to have or to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror. Acquiror and its subsidiaries are in compliance in all material respects with their respective obligations under Acquiror Licenses, with only such exceptions as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror. Except as disclosed in the Filed Acquiror SEC Reports, Acquiror and its subsidiaries are in compliance with all judgments, orders, decrees, statutes, Laws, ordinances, rules and regulations of any Governmental Entity applicable to them, except for such noncompliance which, individually or in the aggregate, would not, individually or in the aggregate have a Material Adverse Effect on Acquiror.

  Section 6.10 Brokers. No broker, investment banker or other person, other than Morgan Stanley & Co. Incorporated, the fees and expenses of which will be paid by Acquiror (as reflected in an agreement between Morgan Stanley & Co. Incorporated and Acquiror), is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Acquiror.

  Section 6.11 Ownership of Company Common Stock; Affiliates and Associates. Neither Acquiror nor any of its affiliates or associates (as such terms are defined under the Exchange Act) (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock of the Company (other than Trust Account Shares and DPC Shares).

  Section 6.12 Agreements with Regulatory Agencies. Except as listed in
Section 6.12 of the Acquiror Disclosure Schedule or as disclosed in Acquiror's Annual Report on Form 10-K for the year ended December 31, 1996, neither Acquiror nor any of its subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth in Section 6.12 of the Acquiror Disclosure Schedule, an "Acquiror Regulatory Agreement"), any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, except for any Acquiror Regulatory Agreements that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror, nor has Acquiror or any of its subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Acquiror Regulatory Agreement, except for any such proposed Acquiror Regulatory Agreements that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror.

  Section 6.13 Vote Required. The Acquiror Stockholder Approval at the Acquiror Stockholders Meeting will require the affirmative vote of the holders of a majority of the votes cast, provided that the total number of votes cast represents over 50% of the total number of outstanding shares of Acquiror Common Stock. The Acquiror Stockholder Approval is the only vote of the holders of any class or series of Acquiror's capital stock necessary to approve and adopt this Agreement, and approve the transactions contemplated hereby.

  Section 6.14 Taxes. (a) Each of Acquiror and its subsidiaries has filed all material Tax returns or reports required to be filed by it and all such returns and reports are complete and correct in all material respects, or requests for extensions to file such returns or reports have been timely filed, granted and have not expired, except to the extent that such failures to file, to be complete or correct or to have extensions granted that remain in effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror. Acquiror and each of its subsidiaries have paid (or Acquiror has paid on its behalf) all Taxes shown as due on such returns, and the most recent financial statements contained in the Filed Acquiror SEC Reports reflect an adequate reserve in accordance with GAAP for all Taxes payable by Acquiror and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

  (b) No deficiencies for any Taxes have been proposed, asserted or assessed against Acquiror or any of its subsidiaries that are not adequately reserved for, except for deficiencies that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror. The federal income tax returns of Acquiror and each of its subsidiaries consolidated in such returns for tax years through 1988 have closed by virtue of the applicable statute of limitations.

  (c) Neither Acquiror nor any of its subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

  Section 6.15 Accounting for the Merger. Acquiror has no reason to believe that the Merger will fail to qualify for pooling-of-interests treatment under GAAP and applicable SEC regulations.

                                  ARTICLE VII

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

  Section 7.1 Conduct of Business by the Company. (a) During the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause its subsidiaries to, carry on the business of the Company and its subsidiaries in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable Laws and regulations and, to the extent consistent therewith, use all reasonable efforts to preserve intact the current business organizations of the Company and its subsidiaries, use reasonable efforts to keep available the services of the current officers and other key employees of the Company and its subsidiaries and preserve its relationships with those persons having business dealings with the Company and its subsidiaries to the end that the goodwill and ongoing businesses of the Company and its subsidiaries shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, the Company agrees as to itself and its subsidiaries that:

    (i) Dividends. The Company and its subsidiaries shall not (x) declare, set aside or pay any distributions (whether in cash, stock or property) with respect to its capital stock (other than normal quarterly dividends on the Company Common Stock and the Company Preferred Stock and dividends from a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company), (y) split, combine, or reclassify any of the Company's capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or (z) repurchase, redeem or call any of its equity securities.

    (ii) Issuance of Securities. Except as set forth in Section 7.1(a)(ii) of the Company Disclosure Schedule, the Company and its subsidiaries shall not issue, deliver, sell, pledge or otherwise encumber any shares of capital stock of the Company or any of its subsidiaries, any other voting securities or any securities convertible into, or any options, warrants, stock appreciation rights or rights to acquire, any such shares, voting securities or convertible securities (other than the issuance of Company Common Stock (i) upon the exercise of Employee Stock Options, (ii) upon the conversion of Company Convertible Preferred Stock and (iii) pursuant to the dividend reinvestment provisions of the Direct Purchase Plan (in each case outstanding on the date of this Agreement and/or in accordance with their present terms).

    (iii) Governing Documents. The Company shall not amend its certificate of incorporation or by-laws, nor shall it permit any subsidiary of the Company to amend its certificate of incorporation, by-laws or other comparable organizational documents.

    (iv) No Acquisitions. Except as set forth in Section 7.1(a)(iv) of the Company Disclosure Schedule and other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings and the acquisition from time to time of receivables in the ordinary course of business consistent with past practice, the Company and its subsidiaries shall not acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof or (y) any assets that, individually or in the aggregate, are material to the Company and its subsidiaries.

    (v) No Dispositions. Except as set forth in Section 7.1(a)(v) of the Company Disclosure Schedule and other than activities in the ordinary course of business consistent with past practice, the Company and its subsidiaries shall not sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of any of the properties or assets of the Company and its subsidiaries.

    (vi) Indebtedness. Except as set forth in Section 7.1(a)(vi) of the Company Disclosure Schedule and other than in the ordinary course of business consistent with past practice, the Company and its subsidiaries shall not (x) incur any indebtedness or (y) make any advances or capital contributions to, or investments in, any other Person, other than to officers and employees of the Company and its subsidiaries for travel, business or relocation expenses in the ordinary course of business.

    (vii) Capital Expenditures. Except as set forth in Section 7.1(a)(vii) of the Company Disclosure Schedule, the Company and its subsidiaries shall not make or agree to make any capital expenditure or capital expenditures relating to a single project in excess of $1,000,000 without the prior written consent of Acquiror.

    (viii) Tax Matters. The Company and its subsidiaries shall not make any Tax election or settle or compromise any material income Tax liability, except in respect of ongoing matters or in the ordinary course of business consistent with past practice and in prior consultation with Acquiror.

    (ix) Contracts. Except as set forth in Section 7.1(a)(ix) of the Company Disclosure Schedule, the Company and its subsidiaries shall not enter into any material Contracts, except in the ordinary course of business consistent with past practice and in prior consultation with Acquiror. The Company and its subsidiaries shall not modify or amend in any material respect or terminate any material Contract to which the Company or any of its subsidiaries is a party or waive, release or assign any material rights or claims thereunder.

    (x) Employee Matters. Except as required by Law or in the ordinary course of business consistent with past practice or in accordance with this Agreement, and the Company will not, nor will it permit any of its subsidiaries to, (a) increase the compensation of any of its employees, (b) enter into any Contract with any of its employees regarding his or her employment, compensation or benefits, or (c) adopt any plan, arrangement or policy which would become a Company Plan or amend any Company Plan to the extent such adoption or amendment would create or increase any material liability or obligation on the part of the Company or its subsidiaries.

    (xi) Approvals. The Company and its subsidiaries shall not take any action or enter into any agreement that could reasonably be expected to materially jeopardize or delay the receipt of any Requisite Regulatory Approval.

    (xii) Accounting Policies and Procedures. The Company and its subsidiaries shall not make any change to their accounting methods, principles or practices, except as may be required by GAAP or Regulation S-X promulgated by the SEC.

    (xiii) Liens. The Company shall not, and shall not permit any of its subsidiaries to, create, incur, suffer to exist or assume any material Lien on any of their material assets.

    (xiv) Claims. The Company and its subsidiaries shall not settle any material claim, action or proceeding involving money damages or waive or release any material rights or claims.

    (xv) Interest Rate and Foreign Exchange. The Company and its subsidiaries shall not materially restructure or materially change its gap position, through purchases, sales, hedges, swaps, caps or collars or otherwise or the manner in which any current hedges are classified or reported.

    (xvi) No Agreements. The Company shall not agree to commit to do any of the foregoing.

  Section 7.2 Conduct of Business by Acquiror. During the period from the date of this Agreement to the Effective Time, Acquiror agrees as to itself and its subsidiaries that:

    (i) Dividends. Except as set forth in Section 7.2(i) of the Acquiror Disclosure Schedule, Acquiror and its subsidiaries shall not (x) declare, set aside or pay any distributions (whether in cash, stock or property) with respect to its capital stock (other than normal quarterly dividends on the Acquiror Common Stock and the Acquiror Preferred Stock and dividends from a wholly owned subsidiary of Acquiror to Acquiror or another wholly owned subsidiary of Acquiror), (y) split, combine, or reclassify any of Acquiror's capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock.

    (ii) Approvals. Acquiror and its subsidiaries shall not take any action or enter into any agreement that could reasonably be expected to jeopardize or delay the receipt of any Requisite Regulatory Approval.

    (iii) Accounting Policies and Procedures. Acquiror and its subsidiaries shall not make any change to their accounting methods, principles or practices, except as may be required by GAAP or Regulation S-X promulgated by the SEC.

    (iv) No Agreements. Acquiror shall not agree or commit to any of the foregoing.

  Section 7.3 Other Actions. During the period from the date hereof to the Effective Time, the Company and Acquiror shall not, and shall not permit any of their respective subsidiaries to, take any action that would, or that could reasonably be expected to, result in any of the conditions to the Merger set forth in Article IX hereof not being satisfied.

  Section 7.4 Advice of Changes. The Company and Acquiror shall promptly advise the other party orally and in writing of (a) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (b) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or (c) any change or event (i) having, or which, insofar as can reasonably be foreseen, would have, in the case of Acquiror, a Material Adverse Effect on Acquiror, and, in the case of the Company, a Material Adverse Effect on the Company, or (ii) which has resulted, or which, insofar as can reasonably be foreseen, would result, in any of the conditions set forth in Article IX not being satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

                                 ARTICLE VIII

                             ADDITIONAL AGREEMENTS

  Section 8.1 No Solicitation. The Company shall not, and shall use its reasonable best efforts to cause its officers, directors and employees, and investment bankers, attorneys, accountants and other agents retained by it, not to, initiate, solicit or encourage, directly or indirectly, any inquiries relating to, or the making of any Acquisition Proposal, or engage in negotiations or discussions with, or furnish any information to, any third party relating to an Acquisition Proposal. Notwithstanding the foregoing, the Company and the Board of Directors of the Company (a) may participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with, or furnish information to, any third party with respect to any Acquisition Proposal if the Company's Board of Directors determines in good faith, after consultation with its counsel, that the failure to participate in such discussions or negotiations or to furnish such information may constitute a breach of its fiduciary duties under, or otherwise violate, applicable Law, and (b) shall be permitted to (i) take and disclose to the Company's stockholders a position with respect to an Acquisition Proposal or amend or withdraw such position or its position with respect to the Merger, or
(ii) make disclosure to the Company's stockholders, in each case, if the Company's Board of Directors determines in good faith, after consultation with its counsel, that the failure to take such action may constitute a breach of its fiduciary duties under, or otherwise violate, applicable Law. The Company shall promptly (within 24 hours) advise the Acquiror of its receipt of any Acquisition Proposal, or any inquiry that may lead to an Acquisition Proposal, including the substance thereof and the identity of the person making such Acquisition Proposal or inquiry.

  Section 8.2 Preparation of the Registration Statement and the Merger Proxy Statement; Company and Acquiror Stockholders Meetings. (a) As soon as reasonably practicable following the date of this Agreement, Acquiror and the Company shall prepare and file with the SEC the Merger Proxy Statement and Acquiror shall prepare and file with the SEC the Registration Statement, in which the Merger Proxy Statement will be included as a prospectus (including the financial statements and pro forma financial information required to be set forth therein). Each of Acquiror and the Company shall use all reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Each of Acquiror and the Company will use all reasonable efforts to cause the Merger Proxy Statement to be mailed to its respective stockholders as promptly as practicable after it has been cleared by the SEC. Each of Acquiror and the Company shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the issuance of Acquiror Common Stock in connection with the Merger. The Company shall furnish all information concerning the Company, its subsidiaries and the holders of the Company Common Stock, and Acquiror shall furnish all information concerning Acquiror and its subsidiaries, in each case, as may be reasonably requested in connection with any such action.

  (b) Each of Acquiror and the Company will, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold the Acquiror Stockholders Meeting and the Company Stockholders Meeting, respectively, for the purpose of obtaining the Acquiror Stockholder Approval and the Company Stockholder Approval. Each of Acquiror and the Company will, through its Board of Directors, subject in the case of the Company to its fiduciary duties, recommend to its respective stockholders the approval and adoption of this Agreement and the transactions contemplated thereby. Acquiror and the Company will coordinate and cooperate with respect to the foregoing matters, with a view towards, among other things, holding the respective meetings of each party's stockholders on the same day.

  Section 8.3 Access and Information; Confidentiality. The Company and Acquiror shall each afford to the other and to the other's financial advisors, legal counsel, accountants, consultants and other representatives full access at all reasonable times throughout the period prior to the Effective Time to all of its books, records, properties, plants and personnel and, during such period, each shall furnish promptly to the other (a) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal or state securities, banking or insurance Laws, and
(b) all other information as such other party may reasonably request, provided that no investigation pursuant to this Section 8.3 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. Each party and their respective affiliates, representatives and agents shall hold in confidence all nonpublic information in accordance with the terms of the Confidentiality Agreement (the "Confidentiality Agreement") between Acquiror and the Company dated February 18, 1998, until such time as such information is otherwise publicly available and, if this Agreement is terminated, each party will deliver to the other all documents, work papers and other material (including copies) obtained by such party or on its behalf from the other party as a result of this Agreement or in connection herewith, whether so obtained before or after the execution hereof.

  Section 8.4 Comfort Letters. (a) The Company shall use its reasonable efforts to cause to be delivered to Acquiror "comfort" letters of Deloitte & Touche LLP, the Company's independent public accountants, dated the date on which the Registration Statement shall become effective and as of the Closing Date, and addressed to Acquiror and the Company, in form and substance reasonably satisfactory to Acquiror and as is reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

  (b) Acquiror shall use its reasonable best efforts to cause to be delivered to the Company "comfort" letters of Arthur Andersen LLP, Acquiror's independent public accountants, dated the date on which the Registration Statement shall become effective and as of the Closing Date, and addressed to the Company and Acquiror, in form and substance reasonably satisfactory to the Company and as is reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

  Section 8.5 Listing Application. Acquiror shall prepare and submit to the NYSE a listing application covering the shares of Acquiror Common Stock and Acquiror New Preferred Stock to be issued in connection with the Merger, and shall use its reasonable efforts to obtain, prior to the Effective Time, approval for the listing of such shares of Acquiror Common Stock, subject to official notice of issuance.

  Section 8.6 Affiliates. Prior to mailing the Merger Proxy Statement, the Company shall use its reasonable efforts to cause to be prepared and delivered to Acquiror a list (reasonably satisfactory to counsel for Acquiror) identifying each Person who, at the time of the Company Stockholders Meeting, may be deemed to be an "affiliate" of the Company, as such term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act and for purposes of qualifying the Merger for "pooling of interests" accounting treatment (the "Company Rule 145 Affiliates"). The Company shall use its reasonable efforts to cause each Person who is identified as a Company Rule 145 Affiliate in such list to deliver to Acquiror on or prior to mailing the Merger Proxy Statement a written agreement, in customary form, that such Company Rule 145 Affiliate will not (i) sell, pledge, transfer or otherwise dispose of, or in any other way reduce such Company Rule 145 Affiliate's risk relative to, any shares of Acquiror Common Stock issued to such Company Rule 145 Affiliate in connection with the Merger, except pursuant to an effective registration statement or in compliance with such Rule 145 or another exemption from the registration requirements of the Securities Act, or (ii) sell or in any other way reduce such Rule 145 Affiliate's risk relative to any shares of Acquiror Common Stock received in the Merger (within the meaning of Section 201.01 of the SEC's Financial Reporting Release No. 1) during the period commencing 30 days prior to the Effective Time and ending at such time as the financial results (including combined sales and net income) covering at least 30 days of post-Merger operations have been published (which publication Acquiror shall cause to occur within 15 days after the end of the first full calendar month following the month in which the Effective Time occurs), except as permitted by Staff Accounting Bulletin No. 76 issued by the SEC.

  Section 8.7 Governmental Authorizations. The Company and Acquiror shall cooperate with each other and use their reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all Requisite Regulatory Approvals. The Company and Acquiror shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case, subject to applicable Laws relating to the exchange of information, all the information relating to the Company or Acquiror, as the case may be, and any of their respective subsidiaries, which appears in any filing made with, or written materials submitted to, any third parties or any Regulatory Agencies and Governmental Entities in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all consents of third parties and the Requisite Regulatory Approvals necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

  Section 8.8 Employee Matters. (a) Employee Benefits. From and after the Effective Time, Acquiror shall either continue the Company Plans or provide to Company Employees retired employees of the Company and its subsidiaries, and individuals who are receiving (or eligible to receive as of the date hereof) benefits by virtue of their relationship to a deceased employee

(collectively, the "Retired Employees") the same employee benefits, at the same level, as Acquiror provides to similarly situated employees of Acquiror and its subsidiaries and provide Company Employees with the same incentive opportunities as similarly situated employees of Acquiror. Notwithstanding the foregoing, the Acquiror shall continue the incentive programs and other benefit arrangements which are listed in Section 8.8(a) of the Company Disclosure Schedule on substantially the same terms and conditions as are in effect at the Effective Time, until December 31, 1998. For a period of two years following the Effective Time (the "Continuation Period"), any Company Employee in the United States who is involuntarily terminated, other than for cause, who by the conclusion of such period would have accumulated sufficient age and service credit to become eligible to retire early under the Pension Plan, shall be entitled to elect to remain employed, in leave status, until such time as that eligibility has been attained. If following the Effective Time, the health benefits provided by the Acquiror to similarly situated retired employees are not substantially equivalent to those provided to the Retired Employees under the Company Plans, then the Acquiror shall continue the Company Plans, as to such Retired Employee health benefits, for a period of two years following the Effective Time. If following the Effective Time, the health benefits, including covered benefits (assuming waiver of all pre-existing condition limitations as provided for below) provided to similarly situated employees are not substantially equivalent to those provided to Company Employees under the Company Plans, the Acquiror shall continue the Company Plans providing such health benefits for a period of one year following the Effective Time. With respect to each employee benefit plan maintained by Acquiror following the Effective Time (including, without limitation, plans or policies providing severance benefits and vacation entitlement), service with the Company and its subsidiaries shall be treated as service with Acquiror for all purposes, other than for purposes of benefit accrual under any qualified retirement plans; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service shall also apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Company Employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the benefit plan maintained by Acquiror.

  (b) Severance. Without limiting the generality of the first sentence of paragraph (a) of this Section 8.8, Acquiror shall provide to each individual who is an employee of the Company or any of its subsidiaries in the United States immediately prior to the Effective Time and whose employment is involuntarily terminated other than for cause or non-performance during the Continuation Period, severance benefits no less favorable to such individual than the severance pay plan described in Section 8.8(b) of the Company Disclosure Schedule. During the Continuation Period, if the continuing employment of any of the Company Employees is not at the same or higher salary or wages, and on substantially the same terms and conditions (subject to paragraph (a) of this Section 8.8), including but not limited to reasonable geographic proximity to a Company Employee's employment location as of the date hereof, and any such Company Employee declines to continue employment on that basis, the termination of such Company Employee's employment shall be an involuntary termination, other than for cause, for purposes of the Company Plans.

  (c) Outplacement Services. During the Continuation Period, Acquiror shall provide to employees of the Company and its subsidiaries whose employment is terminated during the Continuation Period under circumstances entitling the employee to severance benefits under paragraph (b) of this Section 8.8 or under any applicable employment or severance agreement then in effect, outplacement services appropriate to the employee's position, as determined by reasonable competitive practices.

  (d) Compensation Contracts. Acquiror shall assume and honor the obligations of the Company and its subsidiaries under all employment, severance, consulting, retirement and other compensation contracts, arrangements, commitments or understandings, in accordance with their terms, as disclosed in Section 8.8(d) of the Company Disclosure Schedule. Acquiror hereby acknowledges that the Merger will constitute a "Change in Control" in accordance with the provisions of the Company Plans listed in Section 5.10(d) of the Company Disclosure Schedule. Acquiror agrees, after consummation of the Merger, to pay all amounts provided under such Company Plans and agreements as a result of a change in control of the Company, as applicable, in accordance with their respective terms, and to honor all rights, privileges and modifications to or with respect to any such Company Plans or agreements which become effective as a result of such change in control.

  (e) The Company shall take all actions necessary to amend the terms of the Company Stock Option Plans to eliminate the cash settlement of options granted thereunder as a result of or in connection with the Merger and to provide that any such right shall be settled in stock with a fair market value equal to the cash that would otherwise have been payable thereunder. The Company will use all reasonable efforts to obtain the consent of certain holders of options granted under the Company Stock Option Plans to the foregoing treatment of such cash settlement right.

  Section 8.9 Continuance of Existing Indemnification Rights. (a) For six years after the Effective Time, Acquiror shall indemnify, defend and hold harmless any Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of the Company (an "Indemnified Person") against all losses, claims, damages, liabilities, costs and expenses (including attorneys' fees and expenses), judgments, fines, losses and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation (each, a "Claim") to the extent that any such Claim is based on, or arises out of: (i) the fact that such Indemnified Person is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; or (ii) this Agreement or any of the transactions contemplated hereby, in each case, to the extent that any such Claim pertains to any matter or fact arising, existing or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under the DGCL, the Company's certificate of incorporation or by-laws or any indemnification agreement in effect at the date hereof, including provisions relating to advancement of expenses incurred in the defense of any such Claim; provided, however, that neither Acquiror nor the Surviving Corporation shall be required to indemnify any Indemnified Person in connection with any proceeding (or portion thereof) involving any Claim initiated by such Indemnified Person unless the initiation of such proceeding (or portion thereof) was authorized by the Board of Directors of the Company or unless such proceeding is brought by an Indemnified Person to enforce rights under this Section 8.9. Without limiting the generality of the preceding sentence, in the event any Indemnified Person becomes involved in any Claim, after the Effective Time, Acquiror shall, or shall cause the Surviving Corporation to, periodically advance to such Indemnified Person its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the providing by such Indemnified Person of an undertaking to reimburse all amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Person is not entitled thereto.

  (b) Acquiror and the Company agree that all rights to indemnification, and all limitations with respect thereto, existing in favor of any Indemnified Person, as provided in the Company's certificate of incorporation or by-laws and any indemnification agreement in effect at the date hereof, shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six years from the Effective Time, to the extent such rights and limitations are consistent with the DGCL; provided, however, that in the event any Claim is asserted or made within such six-year period, all such rights, liabilities and limitations in respect of any such Claim shall continue until disposition thereof; provided further, that any determination required to be made with respect to whether an Indemnified Person's conduct complies with the standards set forth under the DGCL, the Company's certificate of incorporation or by-laws or any such agreement, as the case may be, shall be made by independent legal counsel selected by such Indemnified Person and reasonably acceptable to Acquiror; and provided further, that nothing in this Section 8.9 shall impair any rights or obligations of any current or former director or officer of the Company.

  (c) Acquiror shall maintain the Company's existing directors' and officers' liability insurance policy ("D&O Insurance") for a period of not less than six years after the Effective Time; provided, however, that Acquiror may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to such former directors or officers; provided further, that if the existing D&O Insurance expires or is cancelled during such period, Acquiror or the Surviving Corporation shall use its best efforts to obtain substantially similar D&O Insurance; and provided further, that neither Acquiror nor the Surviving Corporation shall be required to pay an annual premium for D&O Insurance in excess of 200% of the last annual premium paid prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

  (d) The provisions of this Section 8.9 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her personal representatives.

  Section 8.10 Expenses. Whether or not the Merger is consummated, all costs and expenses (including transfer Taxes) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

  Section 8.11 Certain Other Matters. Acquiror hereby agrees to honor all of its obligations and commitments contained in each of the letters, dated April 6, 1998, addressed to Mr. Finn M.W. Caspersen, the Chairman and Chief Executive Officer of the Company, from William F. Aldinger, the Chairman and Chief Executive Officer of Acquiror, including, without limitation, Acquiror's obligations and commitments contained therein to (i) retain certain management personnel of the Company, (ii) name certain current directors of the Company to Acquiror's Board of Directors, (iii) continue the use of the "Beneficial" name and (iv) continue the use of certain of the Company's facilities.

  Section 8.12 Beneficial Foundation; Certain Charitable Contributions. (a) The Company represents and warrants to Acquiror, and Acquiror acknowledges and agrees, that the Beneficial Foundation, Inc. (the "Foundation"), a not-for-profit corporation created and funded under the laws of the State of Delaware in 1951 by certain senior officers of the Company, is a separate entity independent of the Company, and Acquiror shall not have, nor shall Acquiror acquire as a result of the transactions contemplated by this Agreement, any ownership interest or rights in the Foundation and its operation or management, nor shall Acquiror have any right to designate future officers or directors of the Foundation, or grants by the Foundation. The Company further represents and warrants to Acquiror that it has been advised that the Foundation will change its name to a name not containing the word "Beneficial" or any variant thereof at or about the Effective Time.

  (b) Acquiror agrees to honor and to cause the Company to honor the Company's obligations to pay in a timely fashion all currently outstanding charitable pledges of the Company and its subsidiaries to the extent they remain unpaid at the Effective Time, and to fund by transfers to the Foundation all multi-year scholarships awarded by the Foundation to children of employees of the Company and its subsidiaries outstanding at the Effective Time, up to a combined maximum of $3,000,000.

  Section 8.13 Public Announcements. Acquiror and the Company shall consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, any press release or other public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or by existing obligations pursuant to any listing agreement with any national securities exchange. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

  Section 8.14 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement. The parties will execute any additional instruments necessary to consummate the transactions contemplated hereby. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action.

  Section 8.15 Regulatory Filings. (a) Without limiting the generality of
Section 8.7 or 8.18 hereof, the Company and Acquiror shall (i) take promptly all actions necessary to make the filings required of the Company, Acquiror or any of their affiliates in order to obtain any Requisite Regulatory Approval,
(ii) comply at the earliest practicable date with any request for information or documentary material received by the Company, Acquiror or any of their respective Affiliates from any Regulatory Agency and (iii) cooperate with each other in connection with any such filing and with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement commenced by any Regulatory Agency.

  (b) In furtherance and not in limitation of the covenants of the Company and Acquiror contained in Section 8.7 and Section 8.15(a) hereof, each of the Company and Acquiror shall use its reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the Merger or any other transactions contemplated by this Agreement under any applicable Law. If any administrative, judicial or legislative action or proceeding is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated by this Agreement as violative of any applicable Law, each of the Company and Acquiror shall cooperate and use its reasonable best efforts vigorously to contest and resist any such action or proceeding, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Merger or any other transaction contemplated by this Agreement.

  (c) Each of the Company and Acquiror shall promptly inform the other of any material communication received by such party or any of its Affiliates from any Regulatory Agency regarding any of the transactions contemplated hereby. Each of the Company and Acquiror shall advise the other promptly of any understandings, undertakings or agreements which such party or any of its Affiliates proposes to make or enter into with any Regulatory Agency in connection with the transactions contemplated hereby.

  Section 8.16 Tax Treatment; Pooling of Interests. Each of the Company and Acquiror shall use its respective best efforts to (a) cause the Merger to be accounted for as a "pooling of interests" transaction under GAAP, (b) cause the Merger to qualify as a reorganization under Section 368(a) of the Code and
(c) obtain the opinions of counsel referred to in Sections 9.2(c) and 9.3(c).

                                  ARTICLE IX

                   CONDITIONS TO CONSUMMATION OF THE MERGER

  Section 9.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction or waiver, to the extent permitted by Law, at or prior to the Effective Time, of the following conditions:

    (a) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceeding for such purpose shall be pending before or threatened by the SEC.

    (b) Listing of Shares. The shares of Acquiror Common Stock which shall be issued to the stockholders of the Company shall have been approved for listing on the NYSE, subject to official notice of issuance.

    (c) Stockholder Approval. Each of the Acquiror Stockholder Approval and the Company Stockholder Approval shall have been obtained in accordance with applicable Law.

    (d) No Injunctions or Restraints; Illegality. No preliminary or permanent injunction or other order by any federal or state court in the United States of competent jurisdiction ("Injunction") which prohibits the consummation of the Merger shall have been issued and remain in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

    (e) Regulatory Approvals. All Requisite Regulatory Approvals listed in
  Section 9.1(e) of the Company Disclosure Schedule shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

    (f) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

  Section 9.2 Conditions to Obligations of Acquiror. The obligation of Acquiror to effect the Merger is also subject to the satisfaction or waiver by Acquiror at or prior to the Effective Time of the following conditions:

    (a) Representations and Warranties. Subject to Section 4.2, the representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Acquiror shall have received a certificate signed on behalf of the Company by an executive officer of the Company to the foregoing effect.

    (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Acquiror shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

    (c) Federal Tax Opinion. Acquiror shall have received an opinion of Wachtell, Lipton, Rosen & Katz, tax counsel to Acquiror, in form and substance reasonably satisfactory to Acquiror, dated as of the date of the Effective Time, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Effective Time, substantially to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such tax counsel shall be entitled to rely upon representations and covenants of officers of Acquiror and the Company substantially in the form of Exhibits C and D hereto.

    (d) Pooling of Interests. Acquiror shall have received a letter from each of Arthur Andersen LLP and Deloitte & Touche LLP, each addressed to Acquiror and dated the Closing Date, in form and substance reasonably acceptable to Acquiror, confirming that the transactions contemplated by this Agreement, if consummated, can properly be accounted for as a pooling-of-interests business combination in accordance with GAAP and the criteria of Accounting Principles Board Opinion No. 16 and the regulations of the Securities and Exchange Commission.

  Section 9.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

    (a) Representations and Warranties. Subject to Section 4.2, the representations and warranties of Acquiror set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. The Company shall have received a certificate signed on behalf of Acquiror by an executive officer of Acquiror to the foregoing effect.

    (b) Performance of Obligations of Acquiror. Acquiror shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Acquiror by an executive officer of Acquiror to such effect.

    (c) Federal Tax Opinion. The Company shall have received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to the Company, in form and substance reasonably satisfactory to the Company, dated as of the date of the Effective Time, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Effective Time, substantially to the effect that the Merger will qualify as a reorganization within the meaning of
  Section 368(a) of the Code. In rendering such opinion, such tax counsel shall be entitled to rely upon representations and covenants of officers of Acquiror and the Company substantially in the form of Exhibits C and D hereto.

    (d) Pooling of Interests. The Company shall have received copies of the letters from Arthur Andersen LLP and Deloitte & Touche LLP referred to in
  Section 9.2(d) hereof.

                                   ARTICLE X

                       TERMINATION, AMENDMENT AND WAIVER

  Section 10.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company:

    (a) by mutual consent of the Company and Acquiror;

    (b) by either Acquiror or the Company (i) 60 days after the date on which any request or application for a Requisite Regulatory Approval listed in
  Section 9.1(e) of the Company Disclosure Schedule shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 60-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 10.1(b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger;

    (c) by either Acquiror or the Company if the Merger shall not have been consummated on or before December 31, 1998, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

    (d) by either Acquiror or the Company (provided that the terminating party shall not be in material breach of any of its obligations under
  Section 8.3), if the Company Stockholder Approval or the Acquiror Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such stockholders or at any adjournment or postponement thereof;

    (e) by either Acquiror or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a material breach of any of the representations, warranties, covenants or agreements set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing Date; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 10.1(e) unless the breach, together with all other such breaches, would entitle the non-breaching party not to consummate the transactions contemplated hereby under Sections 9.2(a) and (b) (in the case of a breach by the Company) or Sections 9.3(a) and (b) (in the case of a breach by Acquiror);

    (f) by the Company, by written notice to Acquiror at least two days prior to the anticipated Closing Date that the Company is unwilling to accept the Per Share Merger Consideration calculated in accordance with Section 3.1(a), in the event that (i) the Average Closing Price shall be less than the product of 0.80 and the Starting Price, or (ii) both of the following conditions are satisfied:

      (x) the Average Closing Price shall be less than the product of 0.85 and the Starting Price; and

      (y) (i) the number obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the "Acquiror Ratio") shall be less than (ii) the number obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.15 from such quotient (such number being referred to herein as the "Index Ratio");

subject to the following four sentences. If the Company elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to Acquiror, which notice shall specify which of clause (i) or (ii) is applicable (or, if both would be applicable, which clause is being invoked); provided that such notice of election to terminate may be withdrawn at any time within the aforementioned two-day period. No right of termination shall arise under this Section 10.1(g) if Acquiror shall have given written notice to the Company at any time within 24 hours of its receipt of the Company's written notice of termination that Acquiror elects
(x), in the case of a termination invoked under clause (i), to adjust the Per Share Merger Consideration to equal a number equal to a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the product of 0.80, the Starting Price and the Per Share Merger Consideration (as then in effect), and the denominator of which is the Average Closing Price, or (y) to adjust the Per Share Merger Consideration to equal the lesser of (A) a number equal to a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the product of 0.85, the Starting Price and the Per Share Merger Consideration (as then in effect), and the denominator of which is the Average Closing Price, and (B) a number equal to a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the Index Ratio multiplied by the Per Share Merger Consideration (as then in effect), and the denominator of which is the Acquiror Ratio. If Acquiror makes an election contemplated by either of the two preceding sentences, within such 24-hour period, it shall give prompt written notice to the Company of such election and the revised Per Share Merger Consideration, whereupon no termination shall have occurred pursuant to this Section 10.1(g) and this Agreement shall remain in effect in accordance with its terms (except as the Per Share Merger Consideration shall have been so modified), and any references in this Agreement to "Per Share Merger Consideration" shall thereafter be deemed to refer to the Per Share Merger Consideration as adjusted pursuant to this Section 10.1(g). For purposes of this Section 10.1(g), the following terms shall have the meanings indicated:

    "Average Closing Price" means the average of the last reported sale prices per share of Acquiror Common Stock as reported on the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another mutually agreed upon authoritative source) for the 10 consecutive trading days on the NYSE ending at the close of trading on the Determination Date.

    "Index Group" means the group of companies included in the S&P Financials Index, but excluding Acquiror and the Company, the common stock of all of which shall be publicly traded and as to which there shall not have been, since the Starting Date and before the Determination Date, an announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization as of the Starting Date. In the event that the common stock of any such company ceases to be publicly traded or any such announcement is made with respect to any such company, such company will be removed from the Index Group, and the weights assigned to the remaining companies included in the Index Group will be appropriately adjusted for purposes of determining the Index Price.

    "Determination Date" shall mean the date that is three days prior to the anticipated Closing Date.

    "Index Price" on a given date shall mean the weighted average of the closing prices of the companies comprising the Index Group.

    "Starting Date" shall mean the last full day on which the NYSE was open for trading prior to the execution of this Agreement.

    "Starting Price" shall mean the last reported sale price per share of Acquiror Common Stock on the Starting Date, as reported by NYSE (as reported in The Wall Street Journal or, if not reported therein, in another mutually agreed upon authoritative source).

  If any company belonging to the Index Group or Acquiror declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company or Acquiror shall be appropriately adjusted for the purposes of applying this
Section 10.1(g).

  Section 10.2 Effect of Termination. In the event of termination of this Agreement by either Acquiror or the Company as provided in Section 10.1, this Agreement shall forthwith become void and have no effect except that (i) the last sentence of Section 8.3 and this Section 10.2 shall survive any termination of this Agreement and (ii) that notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

  Section 10.3 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of either the Company or Acquiror; provided, however, that after any approval of the transactions contemplated by this Agreement by the Company's stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to the Company's stockholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  Section 10.4 Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto,
(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                  ARTICLE XI

                              GENERAL PROVISIONS

  Section 11.1 Survival of Representations and Warranties. No representations or warranties contained herein shall survive beyond the Effective Time. This
Section 11.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

  Section 11.2 Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if delivered personally or if sent by registered or certified mail (return receipt requested), or by a national courier service (providing proof of delivery) or by telecopier (with confirmation of receipt), to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

    (a) If to Acquiror, to:

      Household International, Inc.
      2700 Sanders Road
      Prospect Heights, IL 60070
      Attention: Senior Vice President and General Counsel
      Facsimile: (847) 205-7452

      with a copy to:

      Wachtell, Lipton, Rosen & Katz
      51 West 52nd Street
      New York, NY 10019
      Attention: Andrew Brownstein, Esq.
      Facsimile: (212) 403-2000

    (b) if to the Company, to:

      Beneficial Corporation
      One Christina Center
      301 N. Walnut Street
      Wilmington, DE 19801
      Attention: General Counsel
      Facsimile: (302) 425-2512

      with a copy to:

      Skadden, Arps, Slate, Meagher & Flom LLP
      One Rodney Square
      Wilmington, DE 19801
      Attention: Richard L. Easton, Esq.
      Facsimile: (302) 651-3001

Any such notification shall be deemed delivered (i) upon receipt, if delivered personally, (ii) three business days after deposit in the mails, if sent by registered or certified mail, (iii) on the next business day, if sent by national courier service for the next business day delivery, or (iv) the business day received, if sent by telecopier.

  Section 11.3 Descriptive Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

  Section 11.4 Entire Agreement; No Third-Party Beneficiary. This Agreement (including the Exhibits, Disclosure Schedules and other documents and instruments referred to herein) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them, with respect to the subject matter hereof; and (b) except for the provisions of Section 8.9 hereof, is not intended to confer upon any other person other than the signatories to this Agreement any rights or remedies hereunder or thereunder.

  Section 11.5 Interpretation. When a reference is made in this Agreement to an Article, Section or Annex, such reference shall be to an Article or Section of, or an Annex to, this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. All terms defined in this Agreement shall have the defined meanings used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns and, in the case of an individual, to his heirs and estate, as applicable.

  Section 11.6 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

  Section 11.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

  Section 11.8 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the provisions thereof relating to conflicts of Law.

  Section 11.9 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at Law or in equity.

  Section 11.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

                                          Household International, Inc.

                                                /s/ William F. Aldinger
                                          By: _________________________________
                                             Name: William F. Aldinger
                                             Title: Chairman and Chief
                                             Executive Officer

                                          Household Acquisition Corporation II

                                                  /s/ John W. Blenke
                                          By: _________________________________
                                             Name: John W. Blenke
                                             Title: Vice President and
                                             Secretary

                                          Beneficial Corporation

                                                /s/ Finn M.W. Caspersen
                                          By: _________________________________
                                             Name: Finn M.W. Caspersen
                                             Title: Chairman and Chief
                                             Executive Officer

                                                                     APPENDIX B

MORGAN STANLEY

                                                        MORGAN STANLEY & CO.
                                                        INCORPORATED
                                                        1585 BROADWAY
                                                        NEW YORK, NEW YORK
                                                        10036
                                                        (212) 761-4000

                                          April 6, 1998

Board of Directors
Household International, Inc.
2700 Sanders Road
Prospect Heights, IL 60070

Members of the Board of Directors:

  We understand that Beneficial Corporation ("Beneficial" or the "Company") and Household International, Inc. ("Household") propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated April 6, 1998 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Beneficial with and into Household. Pursuant to the Merger, each outstanding share of common stock, par value $.01 per share (the "Beneficial Common Stock") of Beneficial, other than shares held in treasury or held by Household or any affiliate of Household, will be converted into the right to receive 1.0222 shares (the "Exchange Ratio") of common stock, par value $1.00 per share, of Household (the "Household Common Stock"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

  You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to Household.

  For purpose of the opinion set forth herein, we have:

    (i) reviewed certain publicly available financial statements and other information of the Company and Household;

    (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company and Household, prepared by the managements of the Company and Household, respectively;

    (iii) analyzed certain financial projections prepared by the managements of the Company and Household, respectively;

    (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

    (v) reviewed the pro forma impact of the Merger on Household's earnings per share, consolidated capitalization and financial ratios;

    (vi) reviewed the reported prices and trading activity for the Company Common Stock and the Household Common Stock;

    (vii) compared the financial performance of the Company and Household and the prices and trading activity of the Company Common Stock and the Household Common Stock with that of certain other comparable publicly-traded companies and their securities;

    (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

    (ix) participated in discussions and negotiations among representatives of the Company and Household and their financial and legal advisors;

    (x) reviewed with the management of Household their estimates of certain strategic, financial and operational benefits of the Merger to Household;

    (xi) reviewed the draft Merger Agreement and certain related documents;
  and

    (xii) performed such other analyses as we have deemed appropriate.

MORGAN STANLEY

  We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including estimates of the strategic, financial and other benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and Household. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be accounted for as a "pooling of interests" business combination in accordance with U.S. Generally Accepted Accounting Principles and will be treated as a tax-free reorganization and/or exchange, each pursuant to the Internal Revenue Code of 1986. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

  We have acted as financial advisor to the Board of Directors of Household in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for Household and the Company and have received fees for the rendering of these services.

  It is understood that this letter is for the information of the Board of Directors of Household and may not be used for any other purpose without our prior written consent, except that this opinion may be included in the entirety in any filing made by the Company in respect to the transaction with the Securities and Exchange Commission. In addition, this opinion does not in any manner address the prices at which the Household Common Stock will trade following consummation of the Merger, and we express no opinion or recommendation as to how the shareholders of Household should vote at the shareholders' meeting held in connection with the Merger.

  Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to Household.

                                          Very truly yours,

                                          Morgan Stanley & Co. Incorporated

                                             /s/ Gary S. Barancik
                                          By: _________________________________
                                             Gary S. Barancik
                                             Managing Director

                                      LOGO






                                             LOGO
                                                                      APPENDIX C


                                                                   April 7, 1998

Board of Directors
Beneficial Corporation
100 Beneficial Center
Peapack, NJ 07977

Ladies and Gentlemen:

  You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Beneficial Corporation (the "Company") of the exchange ratio of 1.0222 shares of common stock, par value $1.00 per share ("Household Common Stock"), of Household International, Inc. ("Household") to be received for each Share (the "Exchange Ratio") pursuant to the Agreement and Plan of Merger dated as of April 7, 1998 by and among Household, Household Acquisition Corp., a wholly owned subsidiary of Household, and the Company (the "Agreement").

  Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including advisory services to the Company in connection with the sale of its Canadian subsidiary and the proposed sale of its German subsidiary ("BNL Germany"), having participated as a co-manager on the Company's September 1997 asset securitization and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We have also acted as principal in the purchase of certain assets owned by BNL Germany. We also have provided certain investment banking services to Household from time to time including acting as a lead or co-manager on various asset securitizations and various debt financings and as a co-manager of the June 1997 secondary offering of Household common stock, and may provide investment banking services to Household in the future. Goldman, Sachs & Co. provides a full range of financial advisory and security services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities of the Company or Household, for its own account and for the accounts of customers.

  In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and Household for the five years ended December 31, 1997; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Household; certain other communications from the Company and Household to their respective stockholders; certain internal financial analyses and forecasts for the

Company and Household prepared by their respective managements including forecasts of certain cost savings and revenue enhancements (the "Synergies") resulting from the Merger prepared by the management of Household and reviewed by the management of the Company. We also have held discussions with members of the senior management of the Company and Household regarding the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and the Household Common Stock, compared certain financial and stock market information for the Company and Household with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations including certain transactions in the consumer finance industry and performed such other studies and analyses as we considered appropriate.

  We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed, with your consent, that the financial forecasts of Household, including, without limitation, the Synergies, have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of Household and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan portfolios for purposes of assessing the adequacy of allowances for losses with respect thereto and have assumed, with your consent, that such allowances for each of the Company and Household are in the aggregate adequate to cover such losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of the Company or Household or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that the transaction contemplated by the Agreement will be accounted for as a pooling of interests for accounting purposes. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such transaction.

  Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Shares.

                                          Very truly yours,

                                          /s/ Goldman, Sachs & Co.
                                          Goldman, Sachs & Co.

                                                                     APPENDIX D

                                                          Investment Banking
                                                          Group

                                                          Merrill Lynch & Co.,
                                                          Inc.

                                                          World Financial
                                                          Center
                                                          North Tower
                                                          New York, New York
                                                          10281-1325
LOGO                                                      212 449 1000

                                          April 16, 1998

Board of Directors
Beneficial Corporation
100 Beneficial Center
Peapack, NJ 07977

Members of the Board of Directors:

  Beneficial Corporation (the "Company"), Household International, Inc. (the "Acquiror") and Household Acquisition Corporation II, a newly formed, wholly-owned subsidiary of the Acquiror (the "Acquisition Sub"), have entered into an Agreement and Plan of Merger, dated as of April 7, 1998 (the "Agreement"), pursuant to which the Acquisition Sub will be merged with and into the Company in a transaction (the "Merger") in which (i) each outstanding share of the Company's common stock (including each attached right issued pursuant to the Company Rights Agreement (as defined in the Agreement)), par value $.01 per share (the "Company Shares"), will be converted into the right to receive
1.0222 shares (the "Exchange Ratio") of the common stock of the Acquiror, par value $1.00 per share (the "Acquiror Shares"), (ii) each share of the Company's $5.50 Dividend Cumulative Convertible Preferred Stock, without par value (the "Company Convertible Preferred Stock"), will be converted into the right to receive the number of Acquiror Shares that a holder of the number of Company Shares into which such share of Company Convertible Preferred Stock could have been converted immediately prior to the Merger would have the right to receive pursuant to clause (i) of this paragraph, and (iii) each share of the Company's 5% Cumulative Preferred Stock, par value $50.00 per share, $4.50 Dividend Cumulative Preferred Stock, par value $100.00 per share, and $4.30 Dividend Cumulative Preferred Stock, without par value (collectively, the "Company Preferred Stock"), will be converted into the right to receive one share of newly created preferred stock of the Acquiror with terms substantially identical to those of the Company Preferred Stock. In connection with the Merger, the parties also have entered into agreements pursuant to which the Company granted to the Acquiror and the Acquiror granted to the Company reciprocal options to acquire 19.9% of their respective common stock.

  You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the holders of the Company Shares, other than the Acquiror and its affiliates.

  In arriving at the opinion set forth below, we have, among other things:

    (1) Reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant;

    (2) Reviewed certain information, including certain internal financial analyses and forecasts for the Company and the Acquiror prepared by their respective managements, including forecasts of certain cost savings and revenue enhancements (the "Expected Synergies") resulting from the Merger prepared by the management of the Acquiror and reviewed by the management of the Company;

LOGO

    (3) Conducted discussions with members of senior management of the Company and the Acquiror concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

    (4) Reviewed the market prices and valuation multiples for the Company Shares and the Acquiror Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

    (5) Reviewed the results of operations of the Company and the Acquiror and compared them with those of certain publicly traded companies that we deemed to be relevant;

    (6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

    (7) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

    (8) Reviewed the potential pro forma impact of the Merger;

    (9) Reviewed the Agreement; and

    (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

  In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken ann independent evaluation or appraisal of any of the assets or liabilities of the Company or the Acquiror. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or the Acquiror. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by the Company or the Acquiror, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or the Acquiror's management as to (i) the expected future financial performance of the Company or the Acquiror, as the case may be, and (ii) the Expected Synergies. We have further assumed that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes.

  Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

  We are acting as financial advisor to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We are currently, and have in the past, provided financial advisory and financing services to the Company and the Acquiror and/or its or their affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of

LOGO

the Company, as well as the Acquiror Shares and other securities of the Acquiror, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger or any matter related thereto.

  We are not expressing any opinion herein as to the prices at which the Company Shares or the Acquiror Shares will trade following the announcement or consummation of the Merger.

  On the basis of and subject to the foregoing, we are of the opinion that, as of April 7, 1998, the Exchange Ratio is fair from a financial point of view to the holders of the Company Shares, other than the Acquiror and its affiliates.

                        Very truly yours,

                        /s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated Merrill Lynch, Pierce, Fenner & Smith
                        Incorporated

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The General Corporation Law of the State of Delaware (the "DGCL") (Section
102) allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or to any of its stockholders for monetary damage for a breach of his/her fiduciary duty as a director, except in the case where the director breached his/her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Restated Certificate of Incorporation, as amended, of the Registrant contains a provision which eliminates directors' personal liability as set forth above.

  The DGCL (Section 145) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions; gives a director or officer who successfully defends an action the right to be so indemnified; and authorizes the corporation to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or otherwise.

  The Registrant's Restated Certificate of Incorporation, as amended, provides for indemnification to the fullest extent authorized by Section 145 of the DGCL for directors, officers and employees of the Registrant and also to persons who are serving at the request of the Registrant as directors, officers or employees of other corporations (including subsidiaries). This right of indemnification is not exclusive of any other right which any person may acquire under any statute, bylaw, agreement, contract, vote of stockholders or otherwise.

  As permitted by the DGCL, the Registrant has purchased liability policies which indemnify its officers and directors against loss arising from claims by reason of their legal liability for acts as officers or directors subject to limitations and conditions as set forth in the policies.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) The following exhibits are filed herewith or incorporated herein by reference:

      EXHIBIT
        NO.
      -------
      2.01     Agreement and Plan of Merger, dated as of April 7, 1998,
               among the Registrant, Household Acquisition Corporation II and Beneficial Corporation (included as Appendix A to the
               Joint Proxy Statement-Prospectus). The Registrant agrees
               to furnish supplementally a copy of any omitted schedule
               to the Commission upon request.
      4.01     Standard Multiple-Series Indenture Provisions for Senior
               Debt Securities of Household Finance Corporation dated as
               of June 1, 1992 (incorporated by reference to Exhibit 4(b)
               to the Registration Statement on Form S-3 of Household Fi-
               nance Corporation, No. 33-44854).
      4.02     Indenture dated as of December 1, 1993 for Senior Debt Se-
               curities between Household Finance Corporation and The
               Chase Manhattan Bank (National Association), as Trustee
               (incorporated by reference to Exhibit 4(b) to the Regis-
               tration Statement on Form S-3 of Household Finance Corpo-
               ration, No. 33-5561).

      EXHIBIT
        NO.
      -------
      4.03     The principal amount of debt outstanding under each other
               instrument defining the rights of holds of the Regis-
               trant's long-term senior and senior subordinated debt does not exceed 10 percent of the Registrant's total assets.
               Household agrees to furnish to the Securities and Exchange
               Commission, upon request, a copy of each instrument defin-
               ing the rights of holders of the Registrant's long-term
               senior and senior subordinated debt.
      4.04     Form of Certificate of Designation, Preferences and Rights
               of Household International, Inc. 5% Cumulative Preferred
               Stock.
      4.05     Form of Certificate of Designation, Preferences and Rights
               of Household International, Inc. $4.30 Cumulative Pre-
               ferred Stock.
      4.06     Form of Certificate of Designation, Preferences and Rights
               of Household International, Inc. $4.50 Cumulative Pre-
               ferred Stock.
      5.01     Opinion of John W. Blenke, Vice President--Corporate Law
               and Assistant Secretary of the Registrant, as to the le-
               gality of the securities being registered.
      8.01     Opinion of Wachtell, Lipton, Rosen & Katz as to certain
               U.S. federal income tax matters.
     10.01     Stock Option Agreement, dated April 7, 1998, between the
               Registrant and Beneficial Corporation.
     10.02     Stock Option Agreement, dated April 7, 1998, between Bene-
               ficial Corporation and the Registrant.
     23.01     Consent of John W. Blenke, Esq. (included in Exhibit
               5.01).
     23.02     Consent of Morgan Stanley & Co. Incorporated.
     23.03     Consent of Goldman, Sachs & Co.
     23.04     Consent of Merrill Lynch, Pierce, Fenner & Smith Incorpo-
               rated
     23.05     Consent of Arthur Andersen, LLP.
     23.06     Consent of Deloitte & Touche LLP.
     23.07     Consent of Wachtell, Lipton, Rosen & Katz (included in Ex-
               hibit 8.01).
     24.01     Powers of attorney (included on signature page).
     99.01     Form of Proxy of the Registrant.
     99.02     Forms of Proxy of Beneficial Corporation.
     99.03     Consent of Finn M.W. Caspersen to being named as about to
               become a director of the Registrant.
     99.04     Consent of Robert C. Clark to being named as about to be-
               come a director of the Registrant.
     99.05     Consent of James H. Gilliam, Jr. to being named as about
               to become a director of the Registrant.
     99.06     Consent of David J. Farris to being named as about to be-
               come a director of the Registrant.

ITEM 22. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes:

    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    That for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
  Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    That every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

    To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF PROSPECT HEIGHTS, AND STATE OF ILLINOIS, ON THE 1ST DAY OF JUNE, 1998.

                                          Household International, Inc.

                                                /s/ William F. Aldinger
                                          By___________________________________
                                                    William F. Aldinger
                                               Chairman and Chief Executive
                                                          Officer

  Each person whose signature appears below constitutes and appoints J.W. Blenke, L.S. Mattenson and P.D. Schwartz and each or any of them (with full power to act alone), as his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him/her in his/her name, place and stead, in any and all capacities, to sign and file, with the Securities and Exchange Commission, any and all amendments (including post-effective amendments) to the Registration Statement, granting unto each such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent or their substitutes may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED AND ON THE 1ST DAY OF JUNE, 1998.

                 SIGNATURE                                     TITLE
                 ---------                                     -----


        /s/ William F. Aldinger             Chairman, Chief Executive Officer and
___________________________________________   Director (as Principal Executive Officer)
           (William F. Aldinger)

         /s/ Robert J. Darnall              Director
___________________________________________
            (Robert J. Darnall)

          /s/ Gary G. Dillon                Director
___________________________________________
             (Gary G. Dillon)

         /s/ John A. Edwardson              Director
___________________________________________
            (John A. Edwardson)

        /s/ Mary Johnston Evans             Director
___________________________________________
           (Mary Johnston Evans)

          /s/ Dudley Fishburn               Director
___________________________________________
             (Dudley Fishburn)

      /s/ Cyrus F. Freidheim, Jr.           Director
___________________________________________
         (Cyrus F. Freidheim, Jr.)


                 SIGNATURE                                     TITLE
                 ---------                                     -----


           /s/ Louis E. Levy                Director
___________________________________________
              (Louis E. Levy)

          /s/ George A. Lorch               Director
___________________________________________
             (George A. Lorch)

          /s/ John D. Nichols               Director
___________________________________________
             (John D. Nichols)

         /s/ James B. Pitblado              Director
___________________________________________
            (James B. Pitblado)

          /s/ S. Jay Stewart                Director
___________________________________________
             (S. Jay Stewart)

      /s/ Louis W. Sullivan, M.D.           Director
___________________________________________
         (Louis W. Sullivan, M.D.)

        /s/ David A. Schoenholz             Executive Vice President--Chief Financial
___________________________________________   Officer (as Principal Accounting and
           (David A. Schoenholz)              Financial Officer)

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                            DOCUMENT DESCRIPTION
  -------                          --------------------
  2.01     Agreement and Plan of Merger, dated as of April 7, 1998, among the
           Registrant, Household Acquisition Corporation II and Beneficial Cor-
           poration (included as Appendix A to the Joint Proxy Statement-Pro-
           spectus). The Registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.
  4.01     Standard Multiple-Series Indenture Provisions for Senior Debt Secu-
           rities of Household Finance Corporation dated as of June 1, 1992
           (incorporated by reference to Exhibit 4(b) to the Registration
           Statement on Form S-3 of Household Finance Corporation, No. 33-
           44854).
  4.02     Indenture dated as of December 1, 1993 for Senior Debt Securities between Household Finance Corporation and The Chase Manhattan Bank
           (National Association), as Trustee (incorporated by reference to Ex-
           hibit 4(b) to the Registration Statement on Form S-3 of Household
           Finance Corporation, No. 33-5561).
  4.03     The principal amount of debt outstanding under each other instrument defining the rights of holds of the Registrant's long-term senior and senior subordinated debt does not exceed 10 percent of the Reg-
           istrant's total assets. Household agrees to furnish to the Securi-
           ties and Exchange Commission, upon request, a copy of each instru-
           ment defining the rights of holders of the Registrant's long-term senior and senior subordinated debt.
  4.04     Form of Certificate of Designation, Preferences and Rights of House-
           hold International, Inc. 5% Cumulative Preferred Stock.
  4.05     Form of Certificate of Designation, Preferences and Rights of House-
           hold International, Inc. $4.30 Cumulative Preferred Stock.
  4.06     Form of Certificate of Designation, Preferences and Rights of House-
           hold International, Inc. $4.50 Cumulative Preferred Stock.
  5.01     Opinion of John W. Blenke, Vice President--Corporate Law and Assis-
           tant Secretary of the Registrant, as to the legality of the securi-
           ties being registered.
  8.01     Opinion of Wachtell, Lipton, Rosen & Katz as to certain U.S. federal income tax matters.
 10.01     Stock Option Agreement, dated April 7, 1998, between the Registrant and Beneficial Corporation.
 10.02     Stock Option Agreement, dated April 7, 1998, between Beneficial Cor-
           poration and the Registrant.
 23.01     Consent of John W. Blenke, Esq. (included in Exhibit 5.01).
 23.02     Consent of Morgan Stanley & Co. Incorporated.
 23.03     Consent of Goldman, Sachs & Co.
 23.04     Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.
 23.05     Consent of Arthur Andersen, LLP.
 23.06     Consent of Deloitte & Touche LLP.
 23.07     Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit
           8.01).
 24.01     Powers of attorney (included on signature page).
 99.01     Form of Proxy of the Registrant.
 99.02     Forms of Proxy of Beneficial Corporation.
 99.03     Consent of Finn M.W. Caspersen to being named as about to become a director of the Registrant.
 99.04     Consent of Robert C. Clark to being named as about to become a di-
           rector of the Registrant.
 99.05     Consent of James H. Gilliam, Jr. to being named as about to become a director of the Registrant.
 99.06     Consent of David J. Farris to being named as about to become a di-
           rector of the Registrant.